UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

The State of Israel
Exact name of registrant as specified in charter

0000052749
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2021
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

002-94917
SEC file number, if available

S-_______________ ____
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-_______________ ____
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jerusalem, State of Israel on June 27, 2022.

STATE OF ISRAEL

By: /s/ Gil Cohen
Gil Cohen
Senior Deputy Accountant General, Ministry of Finance

By: /s/ Yaron Pecht
Yaron Pecht
Head of Global Debt Capital Markets and FX Transactions,
Ministry of Finance

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the State of Israel's Annual Report on Form l8-K for the year ended December 31, 2021 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit C: Copy of the State Budget for Fiscal Year 2021-22 (in Hebrew).



תקציב המדינה הצעה לשנות הכספים 2021 – 2022

מוגשת לכנסת העשרים וארבע

עיקרי התקציב

ותוכנית התקציב הרב-שנתית

ירושלים - אלול התשפ"א - אוגוסט 2021

תקציב המדינה

הצעה לשנות הכספים 2022-2021

עיקרי התקציב
ותכנית התקציב הרב-שנתית

ירושלים – אלול התשפ״א – אוגוסט 2021

תוכן העניינים

הצעת התקציב לשנת 2022

תקציב המדינה הצעה לשנת הכספים 2021

עיקרי התקציב

ירושלים – אלול התשפ״א – אוגוסט 2021

תקציר

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק והוא יכלול את ההוצאות הצפויות והמתוכננות של הממשלה. בהתאם להוראות החוק, תקציבי המדינה לשנת הכספים 2021 ולשנת הכספים 2022 מוגשים במתכונת חד-שנתית זה לצד זה.

לצד הצעת חוק התקציב השנתי לשנות הכספים 2021 ו-2022 מגישה הממשלה לאישור הכנסת את הצעת **חוק ההתייעלות הכלכלית** (תיקוני חקיקה להשגת יעדי התקציב לשנות התקציב 2021 ו-2022) הכוללת את שינויי המדיניות בתקציב המדינה הדורשים שינויי חקיקה, לרבות צעדי התאמה פיסקליים בהוצאה ובהכנסה, וכן את הצעת **חוק התכנית הכלכלית** (תיקוני חקיקה ליישום המדיניות הכלכלית לשנות התקציב 2021 ו-2022) הכוללת את שינויי החקיקה הנדרשים ליישום הרפורמות המרכזיות של הממשלה לשנים 2021 ו-2022.

הצעת התקציב ודברי ההסבר המפורטים הנלווים לה, כוללים שורת צעדים, במטרה לאפשר את הגברת מעורבות הציבור בישראל בהליכי גיבוש ואישור תקציב המדינה: חלוקה של תחומי ההוצאה העיקריים של הממשלה לאשכולות , כך שהם ישקפו באופן ברור ואחיד יותר את התפלגות הוצאות הממשלה; ביאורים לגבי ניהול הסיכונים הקיים בתקציב המדינה; ניתוח מגדרי של הצעת התקציב; פירוט של עיקרי השינויים בהצעת התקציב ביחס לתקציב הקודם; וניתוח מפורט של ההנחות ושל ניהול הסיכונים הקשורים לבניית תחזיות הצמיחה, הכנסות המדינה וכן מסגרת תקציב המשרדים.

לנוחיות הקוראים, באתר האינטרנט של משרד האוצר ניתן למצוא את מערכת "פיסקלי דיגיטלי" להנגשת התקציב לציבור בלינק הזה: /!#https://public.tableau.com/profile/mof.budget

חוברת עיקרי התקציב, המובאת בזאת בפני הכנסת ובפני הציבור, מרכזת את חומר הרקע המשמש בסיס לגיבושו של התקציב, מציגה בפני הקורא את תמצית הניתוחים והנתונים הרלוונטיים לתקציב המדינה לשנת הכספים 2021 ולשנת הכספים 2022. מידע נוסף ניתן למצוא בחוברות דברי ההסבר המפורטות של הצעת תקציב זו.

להלן עיקרי החוברת:

חלק א – מסמכי התקציב

- **הצעת התקציב לשנת הכספים 2021:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנת הכספים 2021 תוך חלוקה לסעיפי התקציב השונים. סך ההוצאה הממשלתית נטו לשנת הכספים 2021 עומדת על כ-609.1 מיליארד ש"ח וההוצאה לחישוב מגבלת ההוצאה עומדת על כ-500.5 מיליארד ש"ח. בניכוי הוצאות מיוחדות להתמודדות עם משבר הקורונה, בסך של כ- 68.2 מיליארד ש"ח, עומדת ההוצאה לחישוב מגבלת ההוצאה על כ- 432.3 מיליארד ש"ח.

- **הצעת תקציב המפעלים העסקיים לשנת הכספים 2021:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנת הכספים 2021 במסגרת תקציב המפעלים העסקיים. סך תקציב המפעלים העסקיים לשנת הכספים 2021 עומד על כ-30.5 מיליארד ש"ח.

- **תחזית התקבולים והמלוות לשנת הכספים 2021:** פרק זה מציג בפני הקורא את צפי הכנסות המדינה לשנת הכספים 2021. סך ההכנסות לחשבון הגירעון צפוי לעמוד בשנת הכספים 2021 על כ-387.0 מיליארד ש"ח.

חלק ב – סקירה כללית

▪ **הגירעון ומימונו לשנת הכספים 2021:** פרק זה מציג את הגירעון התקציבי לשנת הכספים 2021, אשר צפוי לעמוד על 100.2 מיליארד ש"ח. הגירעון למימון צפוי לעמוד בשנת 2021 על 99.7 מיליארד ש"ח. בנוסף, הפרק מציג את אופן מימון הגירעון הצפוי.

חלק ד – הכנסות המדינה

▪ **תחזית הטבות המס לשנת הכספים 2021:** פרק זה מציג באופן מרוכז את אומדן הטבות המס לשנת התקציב 2021.

חלק ה – נספחים

▪ **עקרונות חוק התקציב, מסמכי חוק התקציב, חוק התקציב לשנת הכספים 2021:** פרקים אלו מפרטים את התשתית החוקית המשמשת לצורך בניית התקציב.

▪ **סך תקני כוח האדם לשנת הכספים 2021:** פרק זה מציג את סך תקני כוח האדם שהממשלה רשאית להעסיק בשנת הכספים 2021 תוך חלוקה לסעיפי התקציב השונים. בשנת הכספים 2021 תוכל הממשלה להעסיק 130,596 שיאי כוח אדם (כולל עבודה בלתי צמיתה).

חלק א

מסמכי התקציב

הצעת התקציב לשנת הכספים 2021

הצעת תקציב המפעלים העסקיים לשנת כספים 2021

תחזית התקבולים והמלוות לשנת הכספים 2021

הצעת התקציב לשנת הכספים 2021
(באלפי ש"ח)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	סך-הכול כללי	609,143,215	40,623,263	160,950,017	89,449
	=========	========	========	========	=====
	התקציב לחישוב מגבלת ההוצאה*	500,513,603			
	תשלום חובות למעט תשלום חובות לביטוח הלאומי	108,629,612			
	חלק א': תקציב רגיל	438,848,334	31,120,741	65,700,706	89,449
	חלק ב': תקציב הפיתוח וחשבון הון	170,294,881	9,502,522	95,249,311	
	חלק א: תקציב רגיל	**438,848,334**	**31,120,741**	**65,700,706**	**89,449**
	-----------------	---------------	--------------	--------------	---------
	משרדי המטה	**23,599,692**	**1,751,047**	**1,783,377**	**23,755**
	=========	========	========	========	=====
01	נשיא המדינה ולשכתו	59,939	1,829		75
02	הכנסת **	825,913	180		825
04	משרד ראש הממשלה	3,131,551	15,570	939,892	1,816
05	משרד האוצר	3,227,494	410,985		7,414
06	משרד הפנים	314,457		14,303	701
08	משרד המשפטים	4,016,096	1,133,311		8,566
09	משרד החוץ	1,641,531	78,184	38,250	1,010
10	המטה לביטחון לאומי	47,872			74
11	מבקר המדינה ***	390,000			604
14	בחירות ומימון מפלגות	988,538			33
18	הרשויות המקומיות	7,355,831		684,857	
22	המשרד לשירותי דת	761,786	13,535	106,075	507
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	838,684	97,453		2,130

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	הביטחון והסדר הציבורי	**94,055,970**	**16,257,395**	**42,617,122**	**42,898**
	================	========	========	========	=====
07	המשרד לביטחון הפנים	19,468,210	744,929	3,195,121	40,321
15	משרד הביטחון	62,211,068	14,972,000	36,260,000	2,196
16	הוצאות חירום אזרחיות	650,951	55,000	147,001	40
17	תיאום הפעולות בשטחים	179,532	207,466		268
31	הוצאות ביטחוניות שונות	8,922,917	278,000	3,015,000	73
35	הוועדה לאנרגיה אטומית	145,886			
46	חוק חיילים משוחררים	2,477,406			
	השירותים החברתיים	**224,179,285**	**10,015,647**	**5,917,386**	**15,921**
	==============	========	=======	=======	=====
19	משרד החדשנות המדע והטכנולוגיה, משרד התרבות והספורט	2,750,357	72,050	951,398	266
20	משרד החינוך	67,380,784	3,022,195	1,898,000	2,452
21	ההשכלה הגבוהה	12,648,052			
23	משרד הרווחה והשירותים החברתיים	9,708,302	2,688,350	400,000	3,486
24	משרד הבריאות	55,310,173	4,022,271	912,317	7,631
25	הרשות לזכויות ניצולי השואה	5,431,381	66,490		107
27	הביטוח הלאומי	65,145,274			
30	המשרד לקליטת העלייה	1,599,754	106,000	948,825	452
36	תעסוקה	4,205,208	38,291	806,846	1,528
	תשתיות	**4,822,375**	**275,004**	**959,877**	**2,198**
	=======	=======	======	=======	=====
29	משרד הבינוי	258,863	18,993		565
34	משרד האנרגיה והמים	529,154	12,773	857,362	352
40	משרד התחבורה והבטיחות בדרכים	525,992	222,379	102,515	862
41	הרשות הממשלתית למים וביוב	115,030			198
42	מענקי בינוי ושיכון	3,295,689			
43	המרכז למיפוי ישראל	97,647	20,859		221

שיא כוח אדם	הרשאה להתחייב	הוצאה מותנית בהכנסה	הוצאה	ריכוז התוספת הראשונה	
2,929	3,687,247	1,786,511	9,892,937	**ענפי משק**	
=====	=======	======	=======	========	
561	531,295	877,481	405,394	המשרד להגנת הסביבה	26
1,480	598,343	303,588	1,846,143	משרד החקלאות ופיתוח הכפר	33
173		6,122	544,998	משרד התיירות	37
552	2,557,609	567,051	7,015,813	כלכלה ותעשייה	38
163		32,269	80,589	משרד התקשורת	39
1,750	10,735,697	1,035,137	41,194,424	**הוצאות אחרות**	
=====	=======	======	=======	========	
		972,271	18,633,820	גמלאות ופיצויים	12
	160,000		20,896,377	הוצאות שונות	13
733	10,000,000			רזרבה כללית	47
1,017	575,697	62,866	1,664,227	רשויות הפיקוח	54
			41,103,651	**החזרי חוב**	
		=======	======		
			41,103,651	תשלום ריבית ועמלות	45
	95,249,311	9,502,522	170,294,881	**חלק ב: תקציב הפיתוח וחשבון ההון**	
	--------------	--------------	--------------	------------------------------	
	95,249,311	9,502,522	47,395,510	תקציב הפיתוח	
	6,006,086	2,167,283	576,809	**משרדי המטה**	
	=======	=======	======	========	
	6,006,086	2,167,283	576,809	הדיור הממשלתי	51
				משפטים ובתי משפט	53
	550,752	29,128	355,485	**הביטחון והסדר הציבורי**	
	======	=====	======	==============	
	550,752	29,128	355,485	המשטרה ובתי הסוהר	52
	4,050,109	973,920	3,739,813	**השירותים החברתיים**	
	======	======	======	==============	

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
60	חינוך	2,632,417	826,000	3,115,726	
67	בריאות	1,107,396	147,920	934,383	
	תשתיות	**38,455,106**	**4,958,861**	**81,756,127**	
	=======	=======	=======	=======	
70	שיכון	1,993,505	3,667,767	6,068,982	
73	מפעלי מים	692,506		928,475	
79	פיתוח התחבורה	35,769,095	1,291,094	74,758,670	
	ענפי משק	**491,757**	**221,130**	**469,677**	
	=======	=======	======	=======	
76	תעשייה	96,770	120,268	256,677	
78	פיתוח התיירות	394,987	100,862	213,000	
	הוצאות אחרות	**3,776,540**	**1,152,200**	**2,416,560**	
	=========	=======	=======	=======	
83	הוצאות פיתוח אחרות	3,776,540	1,152,200	2,416,560	
	החזר החובות	**122,899,371**			
	=========	=======			
84	תשלום חובות	122,899,371			
	מזה: תשלום חובות לביטוח הלאומי	14,269,759			

* התקציב נטו (609,143,215) בניכוי תשלום חובות (122,899,371) למעט תשלום החובות לביטוח הלאומי (14,269,759). בסכום זה כלולה הוצאה מיוחדת להתמודדות עם משבר הקורונה, בסך של 68,168,000 אלפי ש"ח. בניכוי תקציב זה עומד סכום ההוצאה לחישוב מגבלת ההוצאה על 432,345,603 אלפי ש"ח.

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת תקציב המפעלים העסקיים לשנת הכספים 2021
(באלפי ש"ח)

שיא כוח אדם	הרשאה להתחייב	הכנסה\הוצאה	ריכוז התוספת השנייה	
		30,485,722	**סך-הכול הכנסות**	
		=======	==========	
		457,842	מפעלי משרד רוה"מ והאוצר*	89
		1,449,212	בתי חולים לבריאות הנפש	93
		12,185,618	בתי חולים ממשלתיים	94
		41,994	נמל חדרה	95
		16,351,056	רשות מקרקעי ישראל	98
36,405.5	11,447,000	30,485,722	**סך-הכול הוצאות**	
======	=====	=======	==========	
121.5		457,842	מפעלי משרד רוה"מ והאוצר	89
4,371		1,449,212	בתי חולים לבריאות הנפש	93
31,107		12,185,618	בתי חולים ממשלתיים	94
7		41,994	נמל חדרה	95
799	11,447,000	16,351,056	רשות מקרקעי ישראל	98

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

תחזית התקבולים והמלוות לשנת הכספים 2021
(באלפי ש"ח)

הצעת תקציב לשנת 2021	
609,143,215	סך-הכול כללי
========	=========
387,045,000	**הכנסות לחשבון הגירעון**
361,400,000	הכנסות ממיסים
25,645,000	הכנסות אחרות
222,098,215	**הכנסות למימון***
438,848,334	חלק א : תקבולים שוטפים
170,294,881	חלק ב : תקבולים ממלוות וחשבון הון

438,848,334	**חלק א: תקבולים שוטפים**	
--------------	================	
362,708,000	מיסים ותשלומי חובה	
--------------	-------------------------	
198,900,000	מיסי הכנסה ורכוש	
--------------	-------------------------	
166,700,000	מס הכנסה	001
16,300,000	מע"מ על מלכ"רים ומוסדות פיננסיים	002
6,500,000	מס שבח	003
8,800,000	מס רכישה	004
	מס מכירה ומס רכוש	005
600,000	מס מעסיקים	007
163,808,000	מיסי הוצאה	
--------------	-------------------------	
3,100,000	מכס והיטל על הייבוא	011
115,508,000	מע"מ, כולל מע"מ על ייבוא בטחוני	012
20,500,000	מס קנייה	013
	בלו טבק	015
17,900,000	בלו דלק	018
5,000,000	אגרות כלי רכב	024
1,800,000	אגרות ורשיונות אחרים	025

		הצעת תקציב לשנת 2021
	ריבית ורווחים	373,000
	-------------------------	---------------
034	ריבית במט"ח	
035	ריבית בשקלים	373,000
	תמלוגים	4,159,857
	-------------------------	---------------
042	תמלוגים ממפעלים עסקיים	550,000
043	תמלוגים מאוצרות טבע	1,641,000
044	תמלוגים מחברות ממשלתיות	1,202,857
045	דיבידנדים מחברות ממשלתיות	766,000
	תקבולים שונים	973,443
	-------------------------	---------------
046	החזר על חשבון תקציב שנים קודמות	
047	הכנסות משירותים שונים	723,443
050	דמי שימוש בנכסים ממשלתיים	250,000
048	הכנסה מיועדת מעל האומדן	
049	רווחי בנק ישראל שמומשו	
	העברה מחלק ב	70,634,034
	-------------------------	---------------
	חלק ב: תקבולים ממלוות וחשבון הון	**170,294,881**
	======================	========
	החזר השקעות והלוואות הממשלה	1,725,000
	--	---------------
051	גביית קרן בשקלים	1,400,000
053	גביית קרן במט"ח	25,000
076	הכנסות ממכירת קרקעות המדינה	300,000
	הפרשות לפנסיה ולפיצויים	2,700
	------------------------------	-----------
071	הפרשות יחידות משקיות	1,000
072	הפרשות מפעלים עסקיים	
073	הפרשות לפנסיה-חברות	1,700

		הצעת תקציב לשנת 2021
	הכנסות הון	1,620,000
	---------------	---------------
075	הפרטה	1,620,000
	מלוות בארץ	232,581,215
	---------------	---------------
081	מלווה מהמוסד לביטוח לאומי	18,528,000
082	הכנסה מאמיסיות והפקדות	214,053,215
	מלוות ומענקים מחו״ל	5,000,000
	--------------------------	----------------
900	מלווה עצמאות ופיתוח	5,000,000
901	בניכוי: הוצאות הפצה מלונות ומענקים מארה״ב:	
902	- ביטחון	
904	- סיוע אזרחי	
907	- מלוות אחרים	
908	הלוואות בנקאיות	
	העברה לחלק א	-70,634,034

* סך המימון בפועל צפוי להיות נמוך מהמוצג בתקציב, בהתאם לסך הוצאות הקורונה שיידחו לשנים הבאות. בנוסף, שינויים ביתרת הקופה בבנק ישראל ישפיעו אף הם על סך המימון בפועל. תיתכן תחלופה בין מימון בחו״ל לבין מימון מקומי.

חלק ב

סקירה כללית

הגירעון ומימונו לשנת הכספים 2021

הגירעון ומימונו לשנת הכספים 2021

ההוצאות וההכנסות לחישוב הגירעון

ההוצאה התקציבית לחישוב הגירעון עומדת על כ-499.5 מיליארד ש"ח בשנת הכספים 2021. מתוך הוצאה זו, סך של כ- 12.3 מיליארד ש"ח צפויים לצאת רק בשנים הבאות.

תחזית הכנסות עומדת על כ-387.0 מיליארד ש"ח בשנת הכספים 2021.

פירוט תחזית הכנסות המדינה ממסים ומהכנסות אחרות מופיע בפרק תחזית הכנסות המדינה לשנת הכספים 2021 בחוברת זו.

הגירעון בתקציב המדינה

הגירעון הכולל ללא אשראי בשנת הכספים 2021 צפוי להסתכם בכ-100.2 מיליארד ש"ח, המהווים כ-6.7% תוצר, זאת בהתבסס על הנחת צמיחה של 5.1% (התוצר החזוי לשנת 2021 הוא כ-1,490.6 מיליארד ש"ח).

הגירעון הכולל (לרבות אשראי נטו) בשנת הכספים 2021 צפוי לעמוד על כ-99.7 מיליארד ש"ח, המהווים כ-6.7% תוצר.

הגירעון הצפוי לשנת 2021 שונה מזה המחושב על בסיס סך ההכנסות וההוצאות המתוקצבות לשנת 2021, מאחר וכ-12.3 מיליארד ש"ח מסך ההוצאה המתוקצבת בגין ההתמודדות עם משבר הקורונה צפויים להתבצע רק בשנים הבאות.

מימון הגירעון הכולל בשנת הכספים 2021

במיליארדי ש"ח

	סך המימון בהצעת התקציב לשנת 2021	סך המימון בביצוע לשנת 2020
החזר אשראי (נטו)	0.5	0.5
הכנסות ממכירת קרקעות	1.4	0.7
הפרטות	0.2	
הלוואות מחו"ל (נטו)	-5.3	61.0
מלוות מהציבור (נטו)	115.7	120.7
סך הכול	**112.5**	**182.9**

הערה : תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

הצעת התקציב לשנת 2021	ביצוע התקציב לשנת 2020	ביצוע התקציב לשנת 2019	חלק א: גרעון
			גרעון
-100,200,735			**עודף (+) / גירעון (-) ללא אשראי** [1]
-12,290,000			**הוצאות קורונה נדחות מתקציב 2021**
-112,490,735	-160,050,700	-52,192,100	**עודף (+) / גירעון (-) ללא אשראי עפ"י תקצוב**
	538,933	658,442	**התאמות נדרשות לבסיס מזומן** [2]
=========	=========	=========	=========
387,045,000	317,809,267	346,521,925	**סך-הכול הכנסות ללא גביית קרן**
- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -
198,900,000	166,945,345	168,021,755	מסי הכנסה ורכוש
155,700,000	137,193,536	141,429,705	מכס ומע"מ ללא מע"מ ייבוא ביטחוני
6,800,000	6,424,697	6,911,846	אגרות
1,308,000	1,372,637	1,039,829	מע"מ ייבוא בטחוני
243,000	321,840	388,188	גביית חובות - ריבית
18,528,000	1,300,000	22,750,000	מלווה מהמוסד לביטוח לאומי
			מענקים
5,566,000	4,251,213	5,980,603	כל יתר ההכנסות
499,535,735	**478,398,901**	**399,372,467**	**סך-הכול הוצאות ללא מתן אשראי**
- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -
63,748,181	60,897,563	59,819,088	משרדים מנהליים
231,933,853	224,322,713	183,419,887	משרדים חברתיים
49,322,951	43,732,159	33,133,463	משרדים כלכליים
74,587,760	70,634,091	68,851,034	ביטחון
24,569,580	27,096,899	2,772,109	הוצאות שונות
			רזרבה כללית
55,373,410	51,715,474	51,376,886	ריבית + קרן לביטוח לאומי
458,201	**531,168**	**563,269**	**אשראי נטו**
- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -
966,799	851,161	1,049,033	מתן אשראי

	ביצוע התקציב לשנת 2019	ביצוע התקציב לשנת 2020	הצעת התקציב לשנת 2021
החזרי אשראי	1,612,302	1,382,329	1,425,000
עודף (+) / גירעון (-) כולל אשראי	**-51,628,831**	**-159,519,532**	**-112,032,534**
חלק ב: מימון [3]			
סך-הכול הלוואות מחו״ל - נטו	**4,517,726**	**61,010,449**	**-5,308,371**
קבלת הלוואות	17,412,948	74,420,497	5,000,000
פרעון חובות	12,895,223	13,410,048	10,308,371
סך-הכול הלוואות מקומיות - נטו	**40,482,943**	**120,676,822**	**115,731,974**
קבלת הלוואות	119,178,597	190,983,147	214,053,215
פרעון חובות	78,695,655	70,306,325	98,321,241
סך-הכול הכנסות הון נטו	**1,032,117**	**562,276**	**1,608,931**
הפרטה	1,086,293	732,033	1,620,000
בניכוי: הוצאות הון	54,177	169,757	11,069

[1] גירעון חזוי לשנת 2021 בהתחשב בחלק ההוצאות המיוחדות להתמודדות עם משבר הקורונה המתוקצבות בשנה זו אולם צפויות להיות מוצאות רק בשנים הבאות.

[2] התאמות נדרשות לצורך הצגת הגירעון הממשלתי על בסיס מזומן, בהתאם לשינויים ביתרות המזומנים.

[3] סך המימון בפועל צפוי להיות נמוך מהמוצג בתקציב, בהתאם לסך הוצאות הקורונה שיידחו לשנים הבאות. בנוסף, שינויים ביתרת הקופה בבנק ישראל ישפיעו אף הם על סך המימון בפועל. תיתכן תחלופה בין מימון בחו״ל לבין מימון מקומי.

חלק ד

הכנסות המדינה

תחזית הטבות המס לשנת הכספים 2021

תחזית הטבות המס לשנת הכספים 2021

הטבות המס לשנת 2021 יסתכמו על פי התחזית, בכ-76.6 מיליארד ש"ח, שהם כ-21 אחוזים מהכנסות המדינה ממסים או כ-5.2 אחוזי תוצר. מתוך סכום זה יסתכמו ההטבות במס הכנסה ובמיסי נדל"ן בכ-64.7 מיליארד ש"ח, ההטבות במסים עקיפים בכ-11.0 מיליארד ש"ח וההטבות באגרות בכ-0.9 מיליארד ש"ח.

נושא	סכום בשנת 2021
סך הכל	**76,640**
חלק ראשון: מסים ישירים	**64,690**
א. הטבות לגורמי ייצור	**5,620**
1. החוק לעידוד השקעות הון	5,500
2. חוק האנג'ילים	..
3. מחקר ופיתוח , חיפושי נפט וסרטים	..
4. זיכוי לעובדי משמרות	120
5. החוק לעידוד התעשייה	..
6. פחת מואץ	
7. פטור השתתפות	..
ב. הטבות לחיסכון ולשוק ההון	**30,970**
1. פנסיה (הפקדה וצבירה, בניכוי משיכה)	23,930
- הטבות בעת ההפקדה	18,500
- הטבות בצבירה	11,850
- בניכוי מיסוי בעת המשיכה	-6,420
2. קרנות השתלמות (הפקדה וצבירה)	6,890
- הטבות בעת ההפקדה	4,980
- הטבות בצבירה	1,910
3. הכנסה מריבית	150
הכנסה מריבית על אפיקים צמודים	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)	
רווחי הון בבורסה	
4. מיסוי אופציות לעובדים במסלול הוני	..
ג. רווחה ופיזור אוכלוסייה	**8,420**
1. פטור ממס הכנסה למלכ"ר	..
2. פטור לקצבאות משרד הביטחון	650

נושא	סכום בשנת 2021
3. פטור לקצבאות הביטוח הלאומי	2,480
- קצבאות ילדים	1,010
- קצבאות זקנה ושארים	1,400
- קצבאות אחרות	70
4. זיכוי לעולים חדשים	50
5. פטור לעולים חדשים ולתושבים חוזרים על הכנסות מחו״ל	..
6. זיכוי בשל החזקת קרוב במוסד	30
7. זיכוי להורה שילדו נטול יכולת	130
8. זיכוי בשל תרומות	550
9. זיכוי לתושבים באזורי פיתוח	2,640
10. הטבות לעיוורים ולנכים	1,820
11. זיכוי למעבידים באילת	70
ד. הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**8,270**
1. זיכוי למשפחות חד -הוריות	210
2. חצי נקודת זיכוי לנשים	1,260
3. זיכוי להורים בגין ילדים	6,750
4. זיכוי בגין בן זוג לא עובד	30
5. זיכוי למשלמי מזונות	20
ה. הטבות שונות במס הכנסה	**5,210**
1. הכנסות מהימורים	2,100
2. פטור להשכרת דירות מגורים	2,800
3. עידוד בניית דירות להשכרה	80
4. חיילים משוחררים	180
5. סטודנטים	40
6. ספורטאים זרים	10
ו. קרנות וגופים מוטבים	
1. קרן קיסריה	..
2. האקדמיה הלאומית הישראלית למדעים	..
3. קרן וולף	..
4. קרן המדע הדו-לאומית של ארה״ב וישראל	..
5. המרכז הישראלי לקידום תרבות האדם (מכון וון ליר)	..

נושא	סכום בשנת 2021
6. חברת קו צינור אילת-אשקלון (קצא״א)	..
7. הסוכנות היהודית	..
ז. טובות הנאה (Fringe Benefits)	**1,800**
1. רכב צמוד	400
2. חניה במקום העבודה	1,400
ח. הטבות במיסי נדל״ן	**4,400**
1. הנחות במס רכישה	
2. פטור ממס שבח לדירת מגורים	4,400
3. מס שבח מוגבל לנכסים היסטוריים	
4. מס שבח מוגבל ל-20% או 25%	
חלק שני : מסים עקיפים	**11,050**
א. מכס ומס קניה	**5,020**
1. הסדר הסולר	3,300
2. עולים חדשים	50
3. תושבים חוזרים	10
4. תיירים ישראליים	250
5. אביזרי בטיחות לרכב	470
6. מס קניה מופחת על רכבים היברידיים, פלאג-אין וחשמליים	650
6. מס מוגבל למוניות	260
7. פטורים מותנים	30
ב. מע״מ	**6,030**
1. פירות וירקות	4,010
2. דירות חדשות	
3. שירותי תיירות	360
4. חוק אילת	660
5. רכישות מחו״ל דרך האינטרנט	1,000
חלק שלישי : אגרות	**900**
1. שימוש בתדרים על יד מערכת הביטחון	600
2. רישוי רכב נכים	290
3. רישוי רכב ורישיון נהיגה למשרתי במילואים	10

מקור : אגף הכלכלן הראשי.

לגבי הטבות בהן רשום '..' - המשמעות היא שבסיס הנתונים לא מאפשר לאמוד את עלות ההטבה.

חלק ה

נספחים

עקרונות חוק התקציב

מסמכי חוק התקציב

הצעת חוק התקציב לשנת הכספים 2021, התשפ״א-2021

לוחות התקציב

עקרונות חוק התקציב

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. בהתאם להוראות החוק, תקציבי המדינה לשנת הכספים 2021 ולשנת הכספים 2022 מוגשים זה לצד זה במתכונת חד-שנתית.

חוק יסודות התקציב, התשמ"ה-1985 (להלן - חוק יסודות התקציב) הוא שהניח את היסודות לחוקי התקציב השנתיים, כדלקמן:

- הפרטים והמבנה של חוק התקציב השנתי.

- סמכויות הממשלה לשנות במהלך השנה את התקציב ואת התחומים שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת.

- דרכי השימוש ברזרבות.

- עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו.

- מגבלות האשראי על הרשויות המקומיות ועל הגופים המתוקצבים

- הוראות מיוחדות לגבי הגופים המתוקצבים.

בהתאם לאמור בחוק היסוד ובחוק יסודות התקציב, מוצע חוק התקציב לשנת הכספים 2021, הקובע את ההוצאה המרבית שהממשלה מורשית להוציא בכל אחת משנות הכספים האמורות ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק.

בנוסף לכך נקבעו בחוק גם סכומים מרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח האדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות, והם מפורטים בתוספת הראשונה לחוק.

בתוספת השנייה לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב, מוסמך להתקין תקנות והוראות מנהל לביצועו.

חוק ההרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים לכל היותר את הסכומים הנקובים בו, אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח האדם.

הוצאה

תקציב ההוצאה לשנה מסוימת מתיר לממשלה להוציא באותה השנה סכום שחלוקתו מופיעה בטור הראשון של התוספת הראשונה לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

הרשאה נוספת המותנית בקבלת הכנסות מגורמים חוץ-ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של התוספת הראשונה.

הרשאה להתחייב

בנוסף למגבלה על ההוצאה בפועל, החוק מגביל התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של התוספת הראשונה, מציינת את הסכום המרבי שהממשלה רשאית להתחייב עליו באותה התכנית במהלך שנת הכספים, גם אם יתבצע התשלום בשנים הבאות. הסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב-שנתיות בפיקוח תקציבי נאות.

לגבי התכניות בתקציב הרגיל, שבהן לא נקוב סכום הרשאה להתחייב אלא סכום הוצאה ו/או הוצאה מותנית בהכנסה, ניתן להתחייב בגובה הסכומים האלה אם ההוצאה תיעשה במרוצת אותה שנת הכספים או בשנת הכספים שלאחריה.

שיא כוח האדם

מספר שיא כוח האדם המרבי שהממשלה רשאית למלא בשנה מסוימת מופיע בטור הרביעי של התוספת הראשונה.

בסיס ההוצאה בתקציב

בסיס מזומנים

חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן או זיכוי של החשב הכללי.

בסיס ביצוע

כדי לאפשר למפעלים העסקיים, המוכרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי, הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, ההוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה או משנתקבל השירות או הנכס, בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו הבסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

רזרבות

בתוספת הראשונה קיימת הרזרבה הכללית. כמו כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות ואת היעדים להוצאת סכומי הרזרבות.

שימוש בעודפי השנה הקודמת

כספים שלא הוצאו בשנה מסוימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש יתווסף לסכומים המאושרים בתקציב השנה השוטפת.

שינויים בחוק התקציב במהלך שנת הכספים

חוק יסודות התקציב מאפשר ביצוע שינויים במהלך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק מחייבים את אישורה המוקדם של הוועדה.

דוח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דוח על התקבולים, על ההוצאות ועל מילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים. בנוסף לכך, על השר להגיש לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע 'חוק יסודות התקציב' ו'חוק התקציב'. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות וכן להאציל את סמכויותיו לפי 'חוק יסודות התקציב', לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות.

פיקוח על הביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, העמידה במסגרת התקציב המאושר והתקנת התקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. החשב הכללי פועל באמצעות חשבי המשרדים הצמודים למשרדים השונים והם אחראים ישירות בפניו וכפופים לו מבחינה ארגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע תקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים המתוקצבים, לרשויות המקומיות ולגופים הנתמכים, מקנים סמכויות ביצוע לשר האוצר, ובנוסף אליו – גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע 'חוק התקציב' נתונה בידי מבקר המדינה, המגיש את הדין וחשבון השנתי שלו לכנסת. ההערות וההמלצות של מבקר המדינה הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים ועל הוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נידונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב השנתי מפרטת את סך ההוצאה השנתית שמותר לממשלה להוציא בכל אחת משנות הכספים. בנוסף לכך מפורטים בהצעה תקציב ההוצאה המותנית בהכנסה, ההרשאה להתחייב, שיא כוח האדם ותקציבי המפעלים העסקיים.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

בתוספת הראשונה מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם של הממשלה. בפירוט תקציב ההוצאות, מורכבת התוספת הראשונה משני חלקים:

חלק א: התקציב הרגיל

תקציב זה מסווג לפי תחומי משרדי המטה, הביטחון והסדר ציבורי, השירותים החברתיים, תשתיות, ענפי המשק, הוצאות אחרות ותשלומי ריבית.

חלק ב: תקציב פיתוח וחשבון הון

חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

התקציב לחישוב מגבלת ההוצאה

בהתאם לחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992, התקציב לחישוב ההוצאה הממשלתית המותרת הוא תקציב ההוצאה (ללא הוצאה המותנית בהכנסה) בחלק א ובחלק ב כאמור, בניכוי תשלום חובות למעט תשלום חובות לביטוח הלאומי.

תחזית התקבולים והמלוות

תחזית ההכנסות מחולקת גם היא לשני חלקים:

חלק א: תקבולים שוטפים

חלק זה כולל את המסים על הכנסה ורכוש, מסים על הוצאה, אגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים שונים.

חלק ב: תקבולים ממלוות וחשבון הון

חלק זה כולל את החזרי ההשקעות של הממשלה ופירעון ההלוואות שהיא נתנה, הפרשות לפנסיה ולפיצויים, הכנסות הון, מלוות שקיבלה הממשלה בארץ ומלוות ומענקים שקיבלה מחו"ל.

תחזית הטבות המס

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במסים ישירים, הטבות במסים עקיפים והטבות באגרות.

התוספת השנייה

תוספת זו כוללת את פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח האדם של המפעלים העסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

תחזית תקבולים של המפעלים העסקיים

חלק זה כולל את תקבולי המפעלים העסקיים (כמו לשכת הפרסום הממשלתית ומנהל מקרקעי ישראל). התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך הם אינם כלולים באומדן התקבולים והמלוות בתוספת הראשונה.

תחזית ההוצאות של המפעלים העסקיים

חלק זה כולל את אומדני ההוצאות של המפעלים העסקיים.

הצעת חוק התקציב לשנת הכספים 2021, התשפ״א-2021

פרק א׳: פרשנות

הגדרות	1.(א)	בחוק זה -

"חוק יסודות התקציב" - חוק יסודות התקציב, התשמ״ה-1985[1];

"סעיף תקציב" – סעיף בתוספת הראשונה או בתוספת השנייה הקובע את ההוצאות של משרד ממשלתי, של רשות ציבורית או של גוף ציבורי או של נושא בעל היקף או חשיבות המצדיקים את קביעתו בסעיף נפרד, המחולק לתחומי פעולה לפי הצורך;

"שנת הכספים 2021" - התקופה המתחילה ביום יז׳ בטבת התשפ״א (1 בינואר 2021) ומסתיימת ביום כז׳ בטבת התשפ״ב (31 בדצמבר 2021);

"תחום פעולה" - חלק של סעיף תקציב המוקצה לעניין מסוים, המחולק לתכניות לפי הצורך;

"תכנית" – חלק של תחום פעולה המוקצה לעניין מסוים.

	(ב)	לכל מונח אחר בחוק זה תהיה המשמעות הנודעת לו בחוק יסודות התקציב.

פרק ב׳: התקציב לשנת הכספים 2021

תקציב ההוצאה לשנת הכספים 2021	2.(א)	הממשלה רשאית להוציא בשנת הכספים 2021 סכום של 609,143,215,000 שקלים חדשים (להלן – תקציב ההוצאה לשנת 2021), המורכב מתקציב רגיל בסך 438,848,334,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 170,294,881,000 שקלים חדשים.
	(ב)	חלוקת תקציב ההוצאה לשנת 2021 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו "הוצאה".

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[1] ס״ח התשמ״ה, עמ׳ 60.

תקציב ההוצאה המותנית בהכנסה לשנת הכספים 2021	3.(א)	נוסף על תקציב ההוצאה לשנת 2021, רשאית הממשלה להוציא בשנת הכספים 2021, כהוצאה מותנית בהכנסה כמשמעותה בסעיף 5(א) ו-(ב) לחוק יסודות התקציב (להלן - תקציב ההוצאה המותנית בהכנסה לשנת 2021), סכום של 40,623,263,000 שקלים חדשים, המורכב מתקציב רגיל בסך 31,120,741,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 9,502,522,000 שקלים חדשים.
	(ב)	חלוקת תקציב ההוצאה המותנית בהכנסה לשנת 2021 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו "הוצאה מותנית בהכנסה".
הרשאה להתחייב לשנת הכספים 2021	4.	הממשלה רשאית להתחייב בשנת הכספים 2021, בגבולות הסכומים הנקובים בתוספת הראשונה ביחס לכל סעיף תקציב, תכנית ותחום פעולה, בטור שכותרתו "הרשאה להתחייב".
שיא כוח אדם לשנת הכספים 2021	5.(א)	הממשלה רשאית, בשנת הכספים 2021, למלא משרות עד לשיא כוח אדם של 94,190 משרות.
	(ב)	חלוקת שיא כוח האדם האמור בסעיף קטן (א) לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו 'שיא כוח אדם" ובטור שכותרתו "משרות עב"צ (עבודה בלתי צמיתה)".
מפעלים עסקיים - תקציב, הרשאה להתחייב, שיא כוח אדם ותחזית תקבולים לשנת הכספים 2021	6.(א)	נוסף על תקציב ההוצאה לשנת 2021 ועל תקציב ההוצאה המותנית בהכנסה לשנת 2021, רשאית הממשלה להוציא בשנת הכספים 2021 במסגרת תקציב מפעלים עסקיים סכום של 30,485,722,000 שקלים חדשים; חלוקת הסכום האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השנייה, בטור שכותרתו "הוצאה".
	(ב)	נוסף על ההרשאה להתחייב כאמור בסעיף 4, רשאית הממשלה בשנת הכספים 2021 להתחייב במסגרת תקציב מפעלים עסקיים, בגבולות הסכומים הנקובים בתוספת השנייה ביחס לכל סעיף תקציב, תחום פעולה ותכנית, בטור שכותרתו "הרשאה להתחייב".

(ג) נוסף על מספר המשרות שהממשלה רשאית למלא בשנת הכספים 2021 לפי סעיף 5(א), רשאית הממשלה בשנת הכספים 2021 למלא משרות במפעלים עסקיים עד לשיא כוח אדם של 36,406 משרות; חלוקת שיא כוח האדם האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השנייה, בטור שכותרתו "שיא כוח אדם" ובטור שכותרתו "משרות עב"צ (עבודה בלתי צמיתה)".

(ד) תחזית התקבולים לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2021, היא כמפורט בתוספת השנייה.

פרק ד': הוראות שונות

תחולת חוק יסודות התקציב	7.	אין בהוראות חוק זה כדי לגרוע מהוראות חוק יסודות התקציב, וכל שינוי בסכומים הנקובים בחוק זה ובאופן חלוקתם ייעשה בהתאם להוראות החוק האמור.
תחילה	8.	תחילתו של חוק זה ביום יז' בטבת התשפ"א (1 בינואר 2021).
פרסום	9.	חוק זה יפורסם ברשומות בתוך שלושה חודשים מיום קבלתו.

לוחות התקציב

סך תקני כוח אדם לשנת הכספים 2021

סך תקני כוח אדם	עבודה בלתי צמיתה במונחי משרות	שיא כוח אדם		
130,596	4,742	125,854	סך-הכול כללי	
====	====	======	=========	
94,190	4,742	89,449	סך-הכול משרדי הממשלה	
------------	------------	------------	------------------------------	
--	--	--		
75		74.5	נשיא המדינה ולשכתו	01
893	68	825	הכנסת	02
2,631	815	1,816	משרד ראש הממשלה	04
7,414		7,414.0	משרד האוצר	05
724	23	701	משרד הפנים	06
42,014	1,694	40,321	המשרד לביטחון הפנים	07
9,336	770	8,566	משרד המשפטים	08
1,040	30	1,010	משרד החוץ	09
74		74	המטה לביטחון לאומי	10
604		604	מבקר המדינה	11
33		33	בחירות ומימון מפלגות	14
2,269	73	2,196	משרד הביטחון	15
40		40.0	הוצאות חירום אזרחיות	16
268		268	תיאום הפעולות בשטחים	17
266		266	משרד החדשנות המדע הטכנולוגיה, משרד התרבות והספורט	19
2,452		2,452	משרד החינוך	20
532	25	507	המשרד לשירותי דת	22
3,506	20	3,485.5	משרד הרווחה	23
8,422	791	7,631	משרד הבריאות	24
107		107.0	הרשות לזכויות ניצולי השואה	25
561		560.5	המשרד להגנת הסביבה	26
565		565	משרד הבינוי	29
474	22	451.5	המשרד לקליטת העלייה	30
73		73	הוצאות ביטחוניות שונות	31

סך תקני כוח אדם	עבודה בלתי צמיתה במונחי משרות	שיא כוח אדם		
1,696	216	1,480	משרד החקלאות ופיתוח הכפר	33
352		352	משרד האנרגיה והמים	34
1,528		1,527.5	משרד הכלכלה	36
173		173.0	משרד התיירות	37
552		552	תמיכות בענפי משק	38
166	3	163.0	משרד התקשורת	39
862		862.0	משרד התחבורה והבטיחות בדרכים	40
203	5	198.0	הרשות הממשלתית למים וביוב	41
221		221	המרכז למיפוי ישראל	43
1,017	0	1,017.0	רשויות הפיקוח	54
2,130		2,130.0	רשות האוכלוסין, ההגירה ומעברי הגבולות	68
921	188	733	רזרבה כללית	47
36,406		36,406	**סך-הכול מפעלים עסקיים**	
------------	------------	------------	------------------------------	
--	--	--		
122		122	מפעלי משרד רוה"מ והאוצר	89
4,371		4,371	בתי חולים לבריאות הנפש	93
31,107		31,107	בתי חולים ממשלתיים	94
7		7	נמל חדרה	95
799		799	רשות מקרקעי ישראל	98

תקציב המדינה

הצעה לשנת הכספים 2022

עיקרי התקציב

ותכנית התקציב הרב-שנתית

ירושלים - אלול התשפ"א - אוגוסט 2021

תקציר

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק והוא יכלול את ההוצאות הצפויות והמתוכננות של הממשלה. בהתאם להוראות החוק, תקציבי המדינה לשנת הכספים 2021 ולשנת הכספים 2022 מוגשים במתכונת חד-שנתית זה לצד זה.

לצד הצעות חוק התקציב השנתי לשנות הכספים 2021 ו-2022 הממשלה מגישה לאישור הכנסת את הצעת **חוק ההתייעלות הכלכלית** (תיקוני חקיקה להשגת יעדי התקציב לשנות התקציב 2021 ו-2022) הכוללת את שינויי המדיניות בתקציב המדינה הדורשים שינויי חקיקה, לרבות צעדי התאמה פיסקליים בהוצאה ובהכנסה, וכן את הצעת **חוק התוכנית הכלכלית** (תיקוני חקיקה ליישום המדיניות הכלכלית לשנות התקציב 2021 ו-2022) הכוללת את שינויי החקיקה הנדרשים ליישום הרפורמות המרכזיות של הממשלה לשנים 2021 ו-2022.

הצעת התקציב ודברי ההסבר המפורטים הנלווים לה כוללים שורת צעדים, במטרה לאפשר את הגברת מעורבות הציבור בישראל בהליכי גיבוש ואישור תקציב המדינה: חלוקה של תחומי ההוצאה העיקריים של הממשלה לאשכולות, כך שהם ישקפו באופן ברור ואחיד יותר את התפלגות הוצאות הממשלה; ביאורים לגבי ניהול הסיכונים הקיים בתקציב המדינה; ניתוח מגדרי של הצעת התקציב; פירוט של עיקרי השינויים בהצעת התקציב ביחס לתקציב הקודם; וניתוח מפורט של ההנחות ושל ניהול הסיכונים הקשורים לבניית תחזיות הצמיחה, הכנסות המדינה וכן מסגרת תקציב המשרדים.

לנוחיות הקוראים, באתר האינטרנט של משרד האוצר ניתן למצוא את מערכת "פיסקלי דיגיטלי" להנגשת התקציב לציבור בלינק זה: https://public.tableau.com/profile/mof.budget#!/

חוברת עיקרי התקציב, המובאת בזאת בפני הכנסת ובפני הציבור, מרכזת את חומר הרקע המשמש בסיס לגיבושו של התקציב, מציגה בפני הקורא את תמצית הניתוחים והנתונים הרלוונטיים לתקציב המדינה לשנת הכספים 2022. מידע נוסף ניתן למצוא בחוברות דברי ההסבר המפורטות של הצעת תקציב זו.

להלן עיקרי החוברת:

חלק א – מסמכי התקציב

- **הצעת התקציב לשנת הכספים 2022:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנת הכספים 2022 תוך חלוקה לסעיפי התקציב השונים. סך ההוצאה הממשלתית נטו לשנת הכספים 2022 עומדת על כ-562.9 מיליארד ש"ח וההוצאה לחישוב מגבלת ההוצאה עומדת על כ-452.5 מיליארד ש"ח.

- **הצעת תקציב המפעלים העסקיים לשנת הכספים 2022:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנת הכספים 2022 במסגרת תקציב המפעלים העסקיים. סך תקציב המפעלים העסקיים לשנת הכספים 2022 עומד על כ-26.8 מיליארד ש"ח.

- **תחזית התקבולים והמלוות לשנת הכספים 2022:** פרק זה מציג בפני הקורא את צפי הכנסות המדינה לשנות הכספים 2022. סך ההכנסות לחשבון הגירעון צפוי לעמוד בשנת הכספים 2022 על כ- 396.9 מיליארד ש"ח.

חלק ב – סקירה כללית

- **המדיניות הכלכלית ומדיניות התקציב לשנת הכספים 2022:** פרק זה מציג את הרקע הכלכלי להצעת תקציב המדינה לשנת הכספים 2022. בפרק מתוארים עיקרי ההתפתחויות המקרו כלכליות שעמדו ברקע להכנת התקציב, ובמיוחד השלכותיה הכלכליות העיקריות של מגפת הקורונה על המשק, וכן מתוארים בתמצית צעדי התוכנית הכלכלית שמטרתם להניח תשתית להאצת צמיחת התוצר לנפש ולהעלאת רמת החיים.

- הפרק מציג גם את עיקרי המדיניות הפיסקלית תוך התייחסות להתפתחויות הפיסקליות העיקריות בעשור האחרון, התפתחות רכיבי התקציב וההוצאה הציבורית בהשוואה רב-שנתית ולפי תחומי הוצאה, תיאור הכללים הפיסקליים והשינויים הצפויים בהם וכן תיאור של תוכנית ההתכנסות הצפויה להתבצע בתקציב, המכנסת את התקציב למגבלת ההוצאה הקבועה בחוק ולגירעון תקציבי בגובה 3.9 אחוזי תוצר.
- **הצעת התקציב לשנת הכספים 2022:** פרק זה מציג את מסגרת ההוצאה ברוטו (כולל ההוצאה המותנית בהכנסה) לשנת הכספים 2022, אשר מסתכמת בכ-604.3 מיליארד ש"ח. בנוסף, הפרק מציג את עיקרי השינויים בתקציב המדינה לשנות הכספים 2022 לעומת תקציב המדינה לשנת הכספים 2021.
- **תוכנית התקציב הרב-שנתית לשנים 2023 עד 2025:** פרק זה מציג את תחזית הוצאות הממשלה לשנים 2025-2023 תוך חלוקה למספר תחומי הוצאה עיקריים ופירוט ההנחות שבבסיס התחזית. בנוסף מוצגים בפרק זה היקף ההתאמות הנדרשות בשנים האמורות לצורך התכנסות למסגרות הפיסקליות הקבועות בחוק, זאת בהסתמך על ההערכות ועל הנתונים הידועים כיום. התוכנית מציגה את תחזית הביצוע של התוכנית הכלכלית להתמודדות עם התפשטות נגיף הקורונה ואת השלכותיה על הגירעון.
- **הגירעון ומימונו לשנת הכספים 2022:** פרק זה מציג את הגירעון התקציבי לשנת הכספים 2022, אשר צפוי לעמוד על 61.3 מיליארד ש"ח. הגירעון למימון צפוי לעמוד בשנת 2022 על 60.9 מיליארד ש"ח. בנוסף, הפרק מציג את אופן מימון הגירעון הצפוי.

חלק ג – סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

חלק זה מציג את עיקרי הפעולות של משרדי הממשלה לשנת הכספים 2022, והוא מחולק לתחומי ההוצאה האלה: הביטחון והסדר הציבורי, משרדי המטה, השירותים החברתיים, ענפי המשק, התשתיות, תשלום חובות והוצאות אחרות.

חלק ד – הכנסות המדינה

- **תחזית ההתפתחויות המקרו כלכליות והכנסות המדינה ממיסים, מאגרות ומהכנסות אחרות בשנת 2022:** חלק זה מפרט את המשתנים המקרו כלכליים המשמשים בסיס לתחזית הכנסות המדינה ממיסים, כגון: תחזיות צמיחת התוצר, שוק העבודה והשינוי במחירים ובעקבותיהם את תחזית הכנסות המדינה ממיסים וההכנסות האחרות. תחזית הצמיחה לשנת הכספים 2022 עומדת על 4.7 אחוזי תוצר (יצוין כי התחזית נערכה טרם פרסום הודעת הלמ"ס מיום 16 באוגוסט 2021).
- תחזית הכנסות המדינה ממיסים ומאגרות לשנת הכספים 2022 עומדת על 371.1 מיליארד ש"ח ותחזית הכנסות אחרות עומדת על 25.7 מיליארד ש"ח.
- **תחזית הטבות המס לשנות הכספים 2021 ו-2022:** פרק זה מציג פירוט של הטבות המס הקיימות בישראל. על-פי התחזית הנוכחית, בשנת הכספים 2021 צפויות לעמוד הטבות המס על כ-76.6 מיליארד ש"ח, ובשנת הכספים 2022 צפויות לעמוד הטבות המס על כ-80.5 מיליארד ש"ח.

חלק ה – נספחים

- **עקרונות חוק התקציב, מסמכי חוק התקציב, מחירי התקציב, חוק התקציב לשנת הכספים 2022:** פרקים אלו מפרטים את התשתית החוקית המשמשת לצורך בניית התקציב וכן את תחזיות המחירים אשר שימשו לצורך בניית התקציב במחירים שוטפים.

- **סך תקני כוח האדם לשנת הכספים 2022**: פרק זה מציג את סך תקני כוח האדם שהממשלה רשאית להעסיק בשנת הכספים 2022 תוך חלוקה לסעיפי התקציב השונים. בשנת הכספים 2022 תוכל הממשלה להעסיק 132,331 שיאי כוח אדם (כולל עבודה בלתי צמיתה).

- **תקציב ההוצאות ברוטו לשנות הכספים 2020 עד 2022**: פרק זה מציג השוואה רב-שנתית של הוצאות ברוטו (הוצאה נטו בתוספת הוצאה מותנית בהכנסה) תוך חלוקה לסעיפי התקציב השונים.

- **תקציב ההוצאות נטו לשנות הכספים 2020 עד 2022**: פרק זה מציג השוואה רב-שנתית של ההוצאות נטו תוך חלוקה לסעיפי התקציב השונים.

- **תשלום חובות קרן ותשלום חובות הריבית לשנות הכספים 2020 עד 2022**: פרקים אלו מציגים השוואה רב-שנתית של הוצאות הממשלה המשמשות לתשלום חובות קרן ולתשלום חובות הריבית.

- **תחזית התקבולים והמלוות לשנות הכספים 2020 עד 2022**: פרק זה מציג השוואה רב-שנתית של התקבולים והמלוות.

חלק א

מסמכי התקציב

הצעת התקציב לשנת הכספים 2022

הצעת תקציב המפעלים העסקיים לשנת כספים 2022

תחזית התקבולים והמלוות לשנת הכספים 2022

תחזית הטבות המס לשנת הכספים 2022

הצעת התקציב לשנת הכספים 2022
(באלפי ש״ח)

שיא כוח אדם	הרשאה להתחייב	הוצאה מותנית בהכנסה	הוצאה	ריכוז התוספת הראשונה	
91,069.5	152,316,705	41,326,562	562,934,898	סך-הכול כללי	
			452,500,134	התקציב לחישוב מגבלת ההוצאה *	
			110,434,764	תשלום חובות למעט תשלום חובות לביטוח הלאומי	
91,069.5	71,534,549	31,381,916	391,153,102	חלק א׳: תקציב רגיל	
	80,782,156	9,944,646	171,781,796	חלק ב׳: תקציב הפיתוח וחשבון הון	
91,069.5	71,534,549	31,381,916	391,153,102	חלק א: תקציב רגיל	
24,399.5	1,975,676	1,654,057	22,180,411	משרדי המטה	
80.5		1,829	59,910	נשיא המדינה ולשכתו	01
825	140,120	180	928,091	הכנסת **	02
1,798.5	1,206,138	15,570	3,078,240	משרד ראש הממשלה	04
7,596		335,985	3,275,972	משרד האוצר	05
711.5	15,993		284,918	משרד הפנים	06
8,980.5		1,103,311	4,233,479	משרד המשפטים	08
1,063.5		78,184	1,758,817	משרד החוץ	09
73			49,674	המטה לביטחון לאומי	10
604			408,988	מבקר המדינה ***	11
33			154,952	בחירות ומימון מפלגות	14
	546,825		6,308,069	הרשויות המקומיות	18
504.5	46,600	13,535	762,478	המשרד לשירותי דת	22

ריכוז התוספת הראשונה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	876,823	105,463	20,000	2,129.5
	הביטחון והסדר הציבורי	**93,864,544**	**16,309,702**	**48,756,230**	**43,729**
	=====	========	========	========	=====
07	המשרד לביטחון הפנים	20,583,402	749,057	3,047,229	41,172.5
15	משרד הביטחון	59,685,323	15,000,000	42,860,000	2,178
16	הוצאות חירום אזרחיות	754,092	59,519	144,001	39.5
17	תיאום הפעולות בשטחים	118,530	223,126		267
31	הוצאות ביטחוניות שונות	10,251,251	278,000	2,705,000	72
35	הוועדה לאנרגיה אטומית	147,927			
46	חוק חיילים משוחררים	2,324,019			
	השירותים החברתיים	**196,213,024**	**10,391,785**	**4,936,500**	**15,895.5**
	=====	========	=======	=======	=====
19	משרד המדע החדשנות והטכנולוגיה, משרד התרבות והספורט	2,580,314	72,050	575,060	264
20	משרד החינוך	67,519,358	3,062,195	1,898,000	2,438.5
21	ההשכלה הגבוהה	12,261,980			
23	משרד הרווחה והשירותים החברתיים	9,712,856	2,792,784	130,000	3,537.5
24	משרד הבריאות	44,002,027	4,358,975	906,234	7,617
25	הרשות לזכויות ניצולי השואה	5,143,656	66,490		106
27	הביטוח הלאומי	49,997,529			
30	המשרד לקליטת העלייה	1,600,293	1,000	607,550	457.5
36	תעסוקה	3,395,011	38,291	819,656	1,475
	תשתיות	**5,065,714**	**275,004**	**485,543**	**2,259.5**
	=====	=======	======	=======	=====
29	משרד הבינוי	256,349	18,993		559
34	משרד האנרגיה והמים	586,192	12,773	372,237	355.5
40	משרד התחבורה והבטיחות בדרכים	549,172	222,379	101,030	929.5
41	הרשות הממשלתית למים וביוב	119,200			196

שיא כוח אדם	הרשאה להתחייב	הוצאה מותנית בהכנסה	הוצאה	ריכוז התוספת הראשונה	
			3,444,696	מענקי בינוי ושיכון	42
219.5	12,276	20,859	110,105	המרכז למיפוי ישראל	43
2,994.5	**4,328,755**	**1,928,511**	**5,533,853**	**ענפי משק**	
=====	=======	======	=======	========	
582.5	653,190	877,481	428,523	המשרד להגנת הסביבה	26
1,466	995,697	245,588	1,949,827	משרד החקלאות ופיתוח הכפר	33
176	17,300	6,122	222,600	משרד התיירות	37
608.5	2,662,568	567,051	2,847,886	כלכלה ותעשייה	38
161.5		232,269	85,017	משרד התקשורת	39
1,791.5	**11,051,845**	**822,857**	**25,389,710**	**הוצאות אחרות**	
=====	=======	======	=======	========	
		788,971	20,298,652	גמלאות ופיצויים	12
			2,712,381	הוצאות שונות	13
749	10,000,000			רזרבה כללית	47
1,042.5	1,051,845	33,886	2,378,677	רשויות הפיקוח	54
			42,905,846	**החזרי חוב**	
			=======	======	
			42,905,846	תשלום ריבית ועמלות	45
	80,782,156	**9,944,646**	**171,781,796**	**חלק ב: תקציב הפיתוח וחשבון ההון**	
	-------------	-------------	--------------	------------------------------	
	80,782,156	9,944,646	46,137,802	תקציב הפיתוח	
	4,334,874	**2,648,325**	**795,372**	**משרדי המטה**	
	=======	=======	======	========	
	4,334,874	2,648,325	795,372	הדיור הממשלתי	51
	557,400	**25,000**	**478,759**	**הביטחון והסדר הציבורי**	
	======	=====	======	==============	
	557,400	25,000	478,759	המשטרה ובתי הסוהר	52

שיא כוח אדם	הרשאה להתחייב	הוצאה מותנית בהכנסה	הוצאה	ריכוז התוספת הראשונה	
	4,077,153	599,130	2,991,661	השירותים החברתיים	
	=======	======	=======	==============	
	2,875,321	500,000	2,198,058	חינוך	60
	1,201,832	99,130	793,603	בריאות	67
	69,686,287	5,308,861	38,597,415	תשתיות	
	=======	=======	=======	======	
	5,265,608	3,667,767	1,742,199	שיכון	70
	793,762		763,454	מפעלי מים	73
	63,626,917	1,641,094	36,091,762	פיתוח התחבורה	79
	692,242	221,130	441,696	ענפי משק	
	=======	======	======	======	
	298,154	120,268	176,556	תעשייה	76
	394,088	100,862	265,140	פיתוח התיירות	78
	1,434,200	1,142,200	2,832,899	הוצאות אחרות	
	=======	=======	=======	========	
	1,434,200	1,142,200	2,832,899	הוצאות פיתוח אחרות	83
			125,643,994	החזר החובת	
			=======	========	
			125,643,994	תשלום חובות	84
			15,209,230	מזה : תשלום חובות לביטוח הלאומי	

* התקציב נטו (562,934,898) בניכוי תשלום חובות (125,643,994) למעט תשלום החובות לביטוח הלאומי (15,209,230).

** הצעת התקציב השנתי של הכנסות מוגשת לאישור ועדת הכנסת על ידי יו״ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד : מבקר המדינה.

הצעת המפעלים העסקיים תקציב לשנת הכספים 2022
(באלפי ש״ח)

שיא כוח אדם	הרשאה להתחייב	הכנסה\הוצאה	ריכוז התוספת השנייה	
		26,828,235	**סך-הכול הכנסות**	
		=======	===========	
		684,527	מפעלי משרד רוה״מ והאוצר*	89
		1,372,396	בתי חולים לבריאות הנפש	93
		12,227,818	בתי חולים ממשלתיים	94
		41,994	נמל חדרה	95
		12,501,500	רשות מקרקעי ישראל	98
36,402.5	**12,314,790**	**26,828,235**	**סך-הכול הוצאות**	
======	=====	=======	===========	
124.5		684,527	מפעלי משרד רוה״מ והאוצר	89
4,371		1,372,396	בתי חולים לבריאות הנפש	93
31,107		12,227,818	בתי חולים ממשלתיים	94
7		41,994	נמל חדרה	95
793	12,314,790	12,501,500	רשות מקרקעי ישראל	98

*   לשכת הפרסום הממשלתית והמדפיס הממשלתי

תחזית התקבולים והמלוות לשנת הכספים 2022

(באלפי ש"ח)

	הצעת התקציב לשנת 2022
סך-הכול כללי	562,934,898
=========	========
הכנסות לחשבון הגירעון	396,853,000
הכנסות ממיסים	371,120,000
הכנסות אחרות	25,733,000
הכנסות למימון	166,081,898
חלק א : תקבולים שוטפים	391,153,102
חלק ב : תקבולים ממלוות וחשבון הון	171,781,796

חלק א: תקבולים שוטפים	**391,153,102**
================	--------------
מיסים ותשלומי חובה	372,433,000
--------------------------	--------------
מיסי הכנסה ורכוש	201,390,000
--------------------------	--------------
001 מס הכנסה	167,297,000
002 מע"מ על מלכ"רים ומוסדות פיננסיים	17,305,000
003 מס שבח	6,883,000
004 מס רכישה	9,205,000
005 מס מכירה ומס רכוש	
007 מס מעסיקים	700,000
מיסי הוצאה	171,043,000
--------------------------	--------------
011 מכס והיטל על הייבוא	2,800,000
012 מע"מ, כולל מע"מ על ייבוא בטחוני	120,383,000
013 מס קנייה	22,200,000
015 בלו טבק	
018 בלו דלק	18,690,000
024 אגרות כלי רכב	5,200,000
025 אגרות ורשיונות אחרים	1,770,000

		הצעת התקציב לשנת 2022
	ריבית ורווחים	365,000
	-------------------------	---------------
034	ריבית במט"ח	
035	ריבית בשקלים	365,000
	תמלוגים	3,965,597
	-------------------------	---------------
042	תמלוגים ממפעלים עסקיים	550,000
043	תמלוגים מאוצרות טבע	1,689,597
044	תמלוגים מחברות ממשלתיות	960,000
045	דיבידנדים מחברות ממשלתיות	766,000
	תקבולים שונים	599,703
	-------------------------	---------------
046	החזר על חשבון תקציב שנים קודמות	
047	הכנסות משירותים שונים	349,703
050	דמי שימוש בנכסים ממשלתיים	250,000
048	הכנסה מיועדת מעל האומדן	
049	רווחי בנק ישראל שמומשו	
	העברה מחלק ב	13,789,802
	-------------------------	---------------
	חלק ב: תקבולים ממלוות וחשבון הון	**171,781,796**
	======================	========
	החזר השקעות והלוואות הממשלה	1,725,000
	-------------------------------------	---------------
051	גביית קרן בשקלים	1,400,000
053	גביית קרן במט"ח	25,000
076	הכנסות ממכירת קרקעות המדינה	300,000
	הפרשות לפנסיה ולפיצויים	2,700
	-----------------------------	-----------
071	הפרשות יחידות משקיות	1,000
072	הפרשות מפעלים עסקיים	
073	הפרשות לפנסיה-חברות	1,700

הצעת התקציב לשנת 2022

	הכנסות הון	905,805
	--------------	--------------
075	הפרטה	905,805
	מלוות בארץ	161,938,093
	--------------	--------------
081	מלווה מהמוסד לביטוח לאומי	19,187,000
082	הכנסה מאמיסיות והפקדות	142,751,093
	מלוות ומענקים מחו״ל	21,000,000
	--------------------------	----------------
900	מלווה עצמאות ופיתוח	6,000,000
901	בניכוי: הוצאות הפצה מלונות ומענקים מארה״ב :	
902	- ביטחון	
904	- סיוע אזרחי	
907	- מלוות אחרים	
908	הלוואות בנקאיות	15,000,000
	העברה לחלק א	-13,789,802

חלק ב

סקירה כללית

המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2021 ו-2022

בשנת 2020, המשבר הכלכלי העולמי אשר נגרם מהתפשטות מגפת הקורונה פגע בכלכלת ישראל והביא לצמיחה שלילית בשיעור של 2.2- אחוזים (נתון מעודכן לאחר הודעת הלמ"ס מיום 16 באוגוסט 2021). זאת, בשונה ממגמת הצמיחה המתמשכת בעשור שקדם לשנה זו. התפתחות זו קשורה באופן ישיר בהרעת התנאים הכלכליים הגלובליים, בעיקר בשל התכווצות הסחר והפעילות היצרנית בתחילת 2020 וריסון הביקושים הפרטיים ברחבי העולם, ובפרט בישראל, בעת הטלת הגבלות על תנועה והפעלת עסקים. כמענה למשבר ולהשלכותיו הבריאותיות, הכלכליות והחברתיות ממשלת ישראל הגדילה משמעותית את הוצאותיה, זאת במסגרת התוכנית הכלכלית להתמודדות עם משבר הקורונה, שהיקפה הכולל עומד על סך של כ-200 מיליארד ש"ח, כ-15 אחוזים מהתוצר.

לעומת 2020 השנים 2021 ו-2022 צפויות להיות שנים של צמיחה מואצת בהשוואה לעשור האחרון, בשל הפיצוי הצפוי על הצמיחה השלילית שנרשמה ב-2020 עקב המשבר, וכן בשל התאוששותו המהירה של המשק הישראלי לאחר הסרת הגבלות הפעילות לריסון התחלואה בקורונה. בשנת 2021 הכלכלה הישראלית צפויה לצמוח בכ-5.1 אחוזים ובשנת 2022 בכ-4.7 אחוזים (על פי תחזית שנערכה טרום הודעת הלמ"ס מיום 16 באוגוסט 2021). הרכיב העיקרי המוביל את צמיחת התוצר הוא הצריכה הפרטית העולה בחדות, זאת לאחר שנה אשר התאפיינה ב"ביקושים כבושים" עקב ההגבלות הכלכליות אשר הוטלו במשק. בשנת 2020 הצמיחה בישראל הייתה גבוהה בהשוואה למדינות ה-OECD, וגם בשנת 2021 הצמיחה הצפויה בישראל קרובה מאוד לממוצע מדינות ה-OECD (5.3 אחוזים).

מבין ההשלכות הכלכליות של משבר הקורונה, זו שעשויה להתברר כמשמעותית ביותר מבחינת היקפה ומשך הזמן שנדרש לתיקונה היא הפגיעה בשוק התעסוקה. בעשור שקדם לפרוץ המשבר שוק העבודה בישראל צמח באופן שאפשר לשיעור האבטלה לרדת לשפל של כ-3.8 אחוזים בה בעת ששיעור ההשתתפות בתעסוקה עלה משמעותית. במהלך המשבר, כתוצאה מההשלכות של ההגבלות על התנועה ועל פתיחת העסקים ומערכת החינוך על היצע העבודה והביקוש לה, עלה בחדות שיעור האבטלה ושיעור ההשתתפות בשוק העבודה ירד. היקף הירידה בשיעור התעסוקה (7.9 נקודות אחוז בשנת 2020 לעומת 2019) חריג ביחס למשברים קודמים, בשל התנאים הייחודיים של משבר זה. בהשוואה למדינות ה-OECD, הירידה בסך שעות העבודה גבוהה במעט מהממוצע.

בהסתכלות לטווח הבינוני, הצמיחה בישראל צפויה להתכנס לפוטנציאל הצמיחה בטווח הבינוני, ופער התוצר שנוצר עקב המשבר הכלכלי הקשור בפרוץ מגפת הקורונה צפוי להצטמצם לכדי נקודת אחוז אחת עד שנת 2024. יחד עם זאת, הגידול המשמעותי בהוצאות הממשלה להתמודדות עם השלכות משבר הקורונה מחמיר את מצבה הפיסקלי של ממשלת ישראל, והדבר ניכר בזינוק יחס החוב לתוצר מכ-60 אחוזים בשנת 2019 לכ-74 אחוזים בשנת 2021. בכך, חזר יחס החוב לתוצר לרמתו בשנת 2009 ומחק את הירידה ההדרגתית אך העקבית במדד זה במשך העשור 2009–2019.

הסיכונים המרכזיים להמשך הצמיחה של המשק נובעים מהזירה הגלובלית וקשורים בהמשך ההתפתחויות הבריאותיות והכלכליות של מגפת הקורונה, ובכלל זה התגברות התחלואה, הקשחת ההגבלות על פעילות העסקים ועלייה באינפלציה.

התוכנית הכלכלית ומדיניות התקציב הכוללת היא הבמה המרכזית של הממשלה לטיפול בכשלים מבניים בכלכלה, ולבחינה מחודשת של אופן חלוקת המשאבים לפי קריטריונים התואמים את יעדיה האסטרטגיים בטווח הבינוני והארוך, כמו גם טיפול בבעיות המבניות של המשק.

התקציב שם דגש על שיפור רמת השירותים והתמיכה שמקבלים האזרחים ועל חיזוק יכולת התמודדותה של ישראל עם אתגרים ביטחוניים. לצד זאת, מדיניות התקציב קובעת תקרת גירעון אשר צפויה לייצב את יחס החוב לתוצר בשנת 2022, וכן תוואי גירעון לשנים 2023 ואילך, אשר צפוי להוריד בהדרגה את הגירעון מרמה של 3.9 אחוזי תוצר בשנת 2022 לרמה של 1.5 אחוזי תוצר בשנת 2026. תוואי זה צפוי לתמוך בהפחתת יחס החוב לתוצר מרמתו כיום (כ-72 אחוזים) לרמתו מלפני המשבר (כ-60 אחוזים) עד לשנת 2032.

התוכנית הכלכלית לשנים 2021–2022, שמטרתה להגדיל את התוצר לנפש בישראל ובכך לשפר את רמת החיים של כלל האזרחים, ממוקדת בחיזוק שוק התעסוקה, בהאצת פיתוח התשתיות, ביצירת תנאים תומכי צמיחה עבור המגזר העסקי, לרבות הפחתה משמעותית בנטל הרגולטורי, וכן בייעול המגזר הציבורי תוך שדרוג השירותים לאזרח.

רקע: עיקרי ההתפתחויות המקרו כלכליות

חלק זה יעסוק במגמות הכלכליות והתחזיות לתוצר, מצרפי שוק העבודה והמחירים במשק הישראלי ובעולם הרלוונטיים לגיבוש המדיניות הכלכלית.

תרשים 1: צמיחת התוצר

(שיעור שינוי ריאלי ביחס לשנה קודמת)



מקור: הלמ״ס, נתוני הצמיחה מעודכנים ביחס להודעת הלמ״ס מיום 16 באוגוסט 2021.

בשנה החולפת משבר הקורונה הוביל למגבלות בריאותיות שהן בבחינת זעזוע היצע לכלכלה המקומית. כתוצאה מכך, הצמיחה השלילית בשנת 2020 בגובה 2.2- אחוזים (נתון מעודכן לאחר הודעת הלמ״ס מיום 16 באוגוסט 2021), שיקפה את הירידה בצמיחה הפוטנציאלית וכן את היווצרותו של פער תוצר שלילי. עם הסרת המגבלות, קצב הצמיחה הפוטנציאלי בשנת 2021 עולה לקצב נורמטיבי בתוספת רכיב פיצוי על המגבלות שהוטלו בשנת 2020. במקביל, השיפור בשוק העבודה, הנובע מהסרת המגבלות, מצמצם את פער התוצר השלילי בשנת 2021. כתוצאה מכך, הצמיחה בשנת 2021 צפויה לעמוד על 5.1 אחוזים, כל עוד לא יוטלו מגבלות משמעותיות על המשק בניסיון להכיל את התפשטות נגיף הקורונה. יש לציין כי תחזית צמיחה זו הוכנה והוצגה לממשלה טרם פרסום נתוני החשבונאות הלאומית ב-16 באוגוסט 2021.

השפעת המשבר הייתה דיפרנציאלית על המגזרים השונים בישראל. בתוך כך, בהשוואה לתקופת טרום המשבר, שוקי ההון בעולם עלו בכ-55 אחוזים, הכנסות המדינה ממיסים צמחו בכ-2 אחוזים, התוצר צפוי להיות גבוה בכ-2 אחוזים, ומנגד מצבת המשרות המאוישות ירדה בכ-7 אחוזים.

על פי תחזית צוות מקרו ותחזיות באגף הכלכלנית הראשית, ההתאוששות בשנת 2021 צפויה להיות מובלת על ידי הגידול המהיר בצריכה הפרטית. זאת, כפיצוי על צמצום אפשרויות הצריכה בתקופת הקורונה, בעיקר בענפי השירותים וכן לאור העלייה באמון הצרכנים עקב השיפור בשוק העבודה. בשנים 2021 ו-2022 צפויים קצבי צמיחה גבוהים יחסית, ובהמשך – התכנסות הדרגתית לפוטנציאל העומד על מעל ל-3 אחוזים לשנה (טרום עדכון נתוני התוצר על ידי הלמ״ס ב-16 לאוגוסט 2021).

התחזיות שהובאו במסמך מניחות כי הפגיעה בצמיחה הפוטנציאלית היא קצרת טווח, והחל משנת 2021 המשק יימצא בתהליך התאוששות. מספר גורמים עשויים להביא להתפתחויות שונות ולסטיות מתחזית הצמיחה, כמו וריאנט של הנגיף אשר עלול להביא לצורך בהגבלות על הפעילות הכלכלית. בטווח הבינוני-ארוך קיים חשש משינוי בתהליכים המבניים שהובילו לאינפלציה נמוכה טרום המשבר ויצטרפו לגורמים התורמים להגברת קצב האינפלציה. אם תימשך עלייה של תשואות אגרות החוב (אג״ח) הממשלתיות בעולם לצד הידוק התנאים הפיננסיים, הדבר עשוי לחלחל לשוק המקומי ולהשפיע על עלויות המימון והמרחב הפיסקלי.

תהליך ההתאוששות של המשק מהמשבר

ברבעון הראשון בשנת 2020 התפשטות נגיף הקורונה בעולם גרמה לזעזוע כלכלי משמעותי, בעיקר בכך שהובילה למגבלות חמורות על פעילות כלכלית סדירה. מאז ראשית 2020 ישראל חוותה שלוש תקופות סגר, אשר במהלכן נפגעו משמעותית התוצר והתעסוקה. הניסיון המצטבר משלושת הסגרים שהוטלו במהלך המאבק במגיפה, מלמד כי הם מתאפיינים בהשפעה דיפרנציאלית על ענפי המשק השונים, שחלקם שומר על רמות גבוהות של תפקוד על אף המגבלות. מגמה נוספת היא התאמות שביצעו עסקים רבים מאז תחילת המשבר, כגון מעבר לעבודה מהבית או מתן שירותים באופן מקוון, אשר מאפשרות להם לפעול גם תחת מגבלות, בניגוד למצב ששרר בסגר הראשון.

ההרכב הענפי של הכלכלה הישראלית הפחית את החשיפה למשבר בהשוואה לרוב מדינות ה-OECD. המשק הישראלי מוטה טכנולוגיה, וייצוא שירותי ההיי-טק המשיך לצמוח בקצב מהיר גם בשנת 2020. מנגד, ייצוא שירותי התיירות, שנפגע קשות, הוא נתח קטן יחסית מהייצוא. בנוסף, מאזן ייצוא שירותי התיירות של ישראל הוא שלילי – ההוצאה של ישראלים הנופשים בחו״ל גדולה מסך ההוצאה של התיירים הנכנסים לישראל. הגורמים הללו הביאו לפגיעה קלה בלבד בייצוא הישראלי, שלא ירד ב-2020, בניגוד למרבית מדינות ה-OECD. זוהי אחת הסיבות המרכזיות להתכווצות הצנועה של המשק הישראלי ב-2020 – 2.2 אחוזים לעומת 4.7 אחוזים בממוצע במדינות ה-OECD.

תרשים 2 : שיעור הצמיחה במדינות ה-OECD בשנת 2020

(שיעור צמיחה ריאלי ביחס לשנה קודמת)



מקור : OECD, למ"ס (מעודכן ביחס להודעת הלמ"ס מיום 16 באוגוסט 2021)

הצלחתו של מבצע החיסונים והסרת מרבית המגבלות הבריאותיות, הציבו את הכלכלה הישראלית בעמדת זינוק לקראת 2021. יצוין כי תחזית הצמיחה בישראל לשנת 2021 (טרום עדכון נתוני התוצר על ידי הלמ"ס ב-16 באוגוסט 2021) קרובה לממוצע מדינות ה-OECD (5.3 אחוזים), על אף שהתוצר התכווץ בשיעור מתון בישראל בהשוואה למדינות אלו.

תרשים 3: השוואת תחזית הצמיחה במדינות ה-OECD לשנת 2021

(שיעור צמיחה ריאלי ביחס לשנה קודמת)


9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
ממוצע OECD, 5.3%
ישראל, 5.1%
קולומביה
הממלכה המאוחדת
ארצות הברית
צ'ילה
קנדה
ספרד
צרפת
טורקיה
ממוצע OECD
אוסטרליה
ישראל
מקסיקו
לוקסמבורג
בלגיה
הונגריה
איטליה
אירלנד
סלובקיה
שבדיה
קוריאה
יוון
ליטא
פולין
פורטוגל
סלובניה
ניו זילנד
אוסטריה
נורווגיה
גרמניה
צ'כיה
שוויץ
לטביה
אסטוניה
איסלנד
דנמרק
הולנד
יפן
פינלנד

מקור: OECD, הנתון עבור ישראל הוא נתון של משרד האוצר טרום עדכון נתוני התוצר על ידי הלמ"ס ב-16 באוגוסט 2021.

על פי הפרסום האחרון של הלשכה המרכזית לסטטיסטיקה, קצב הצמיחה ברבעון השני עמד על 15.4 אחוזים (בקצב שנתי), בזכות גידול מהיר בצריכה הפרטית (36.3 אחוזים), בייצוא (8.1 אחוזים) ובהשקעות (9.7 אחוזים) ואף התרחבות מסוימת של הצריכה הציבורית (4 אחוזים). קצב צמיחה זה נמצא על הגבול העליון של ההערכות המוקדמות שלנו לגבי הרבעון. במקביל, הלמ"ס עדכנה באופן משמעותי כלפי מעלה את הצמיחה ברבעון הראשון, מהתכווצות של 5.8 אחוזים כבעבר, לכ-1.4 אחוזים כעת. בנוסף לכך, ההתכווצות בשנת 2020 עודכנה לכ-2.2 אחוזים, פחות מהדיווח הרשמי הקודם של 2.6 אחוזים. בוצעו עדכונים כלפי מעלה גם לגבי השנים שקדמו לכך. כל אלו משנים משמעותית את נתוני החשבונאות הלאומית ומעלים את רמת התוצר בישראל.

הצמיחה ברבעון השני מובלת על ידי הצריכה הפרטית שעלתה בשיעור של 36.3 אחוזים בקצב שנתי במהלך הרבעון השני של השנה. התבוננות ברכיבי הצמיחה מראה כי חלו עליות ברכישות כלי תחבורה אישיים, שזינקו ביותר מ-200 אחוזים בשיעור שנתי כפיצוי על צריכה נמוכה ברבעון הראשון; בסעיף הלבשה והנעלה, שם נרשמה עלייה של 58.3 אחוזים בשיעור השנתי; ברכישות של ריהוט, תכשיטים ושעונים שעלו ב-48.8 אחוזים; ובצריכת שירותים כגון תיירות ומסעדות שעלתה ב-51.5 אחוזים.

ההתפתחויות בשוק העבודה

בישראל, הפגיעה בתעסוקה הייתה תקדימית בהיקפה. שיעור התעסוקה (לא כולל חל"ת) במשבר הנוכחי ירד ב-7.9 נקודות האחוז בשנת 2020 לעומת 2019, בעוד שבמשבר הדוט-קום והאינתיפאדה השנייה (2000–2003) ירד שיעור

התעסוקה ב-1.7 נקודות האחוז בלבד, ובזמן המשבר הפיננסי העולמי (2008–2009) חלה ירידה אף צנועה יותר (0.9 נקודות האחוז). בנוסף, הירידה בשיעור התעסוקה בישראל במשבר הנוכחי חדה יותר גם בהשוואה לירידה המשמעותית שחלה בשיעורי התעסוקה בארה״ב ובמדינות ה-OECD במשבר הפיננסי העולמי, שהשפעותיו על ישראל היו מצומצמות יחסית.

מאפייניו הייחודיים של משבר הקורונה מקשים על ביצוע השוואות בין-לאומית בתקופה זאת. כך למשל, בישראל הופעל כלי החל״ת אשר הוביל להוצאה מסיבית של עובדים לחופשה ללא תשלום (1.3 מיליון עובדים היו בחל״ת בחודש אפריל), בעוד שבמדינות אחרות יושמו כלים אחרים בשוק העבודה אשר עודדו השארת עובדים בתעסוקה חלקית. משום כך, השוואה בין-לאומית של שיעורי האבטלה או התעסוקה הסטנדרטיים לא תשקף את המצב היחסי בשוק העבודה. על מנת להתגבר על קושי זה, מוצגת להלן השוואה של שיעור השינוי בסך שעות העבודה בפועל בישראל בהשוואה למדינות אירופה, שעבורן יש בידינו נתונים זמינים עבור שלושת הרבעונים האחרונים של שנת 2020, שהם האחרונים שיש לגביהם נתונים. מהשוואה זו עולה כי היקף הפגיעה בשוק העבודה הישראלי היה גבוה מהממוצע האירופאי – 8.2 אחוזים בהשוואה ל-7.6 אחוזים בהתאמה. עם זאת, היקף הפגיעה היה מתון בהרבה בהשוואה למדינות כגון טורקיה (17 אחוזים) או ספרד (14 אחוזים). יש לציין כי נתון זה מושפע מתזמון הסגרים במדינות השונות.

תרשים 4: שיעור השינוי בסך שעות עבודה למעשה בחודשים אפריל–דצמבר 2020 ביחס לתקופה המקבילה אשתקד, גילאי 15+


0%
-2%
-4%
-6%
-8%
-10%
-12%
-14%
-16%
-18%
ממוצע המדינות המפותחות, -7.6%
ישראל, -8.2%
דנמרק
פינלנד
לוקסמבורג
הולנד
נורווגיה
פולין
הונגריה
שבדיה
שוויץ
אסטוניה
סלובניה
לטביה
ליטא
איסלנד
ממוצע OECD
צ'כיה
ישראל
צרפת
בלגיה
סלובקיה
אוסטריה
איטליה
אירלנד
יוון
פורטוגל
ספרד
טורקיה

מקור: עיבודי אגף הכלכלנית הראשית לנתוני סכ״א, וה-Eurostat. נתונים מקוריים (ללא ניכוי עונתיות). באיחוד האירופי נתוני שעות העבודה בפועל מתייחסים למשרה העיקרית ובישראל הם מתייחסים לכלל המשרות של המועסק.

המשבר הוביל כאמור לירידה חדה בשיעור התעסוקה. כך, בשיאו של המשבר בחודש אפריל, נגרעו ממצבת המועסקים כ-1.4 מיליון עובדים. עם זאת, היקף המועסקים עלה משמעותית בתקופות שבהן המגבלות הבריאותיות הוקלו והגיע לנקודת שפל מתחילת המשבר – ירידה של כ-171 אלף מועסקים.

תרשים 5: אובדן המועסקים ביחס לטרום המשבר, גילאי 15+

(אלפים)



מקור: עיבודי אגף הכלכלנית הראשית לנתוני סקרי כוח אדם של הלמ״ס. הנתונים מקוריים (לא מנוכי עונתיות). החישוב משקלל את שיעור התעסוקה (בניכוי חל״ת) עם גודל האוכלוסייה בכל תקופה, כך שהוא לוקח בחשבון גם את גידול האוכלוסייה בגילאי העבודה.

מגמת שיפור נרשמה גם במצבת המשרות הפנויות בחודשים האחרונים. לאחר ירידה חדה בשלב הראשון של המשבר ומגמת עלייה מתונה במהלך 2020, נרשמה עלייה חדה מחודש פברואר 2021. כך, בחודש יולי 2021 סך המשרות הפנויות במשק הגיע לשיא של כ-139 אלף. עם זאת, יש לציין כי נכון לחודש יולי 2021, העלייה בסך המשרות הפנויות ביחס לרמה שלפני המשבר, בהיקף של כ-40 אלף, הייתה עדיין קטנה מהירידה בתעסוקה, ביחס לרמה שלפני המשבר (171 אלף מועסקים).

תרשים 6: סך המשרות הפנויות במשק



מקור: עיבודי אגף הכלכלנית הראשית לנתוני סקרי כוח האדם של הלמ״ס. הנתונים מקוריים (לא מנוכי עונתיות). החישוב משקלל את שיעור התעסוקה (בניכוי חל״ת) עם גודל האוכלוסייה בכל תקופה, כך שהוא לוקח בחשבון גם את גידול האוכלוסייה בגילאי העבודה.

עיקרי מדיניות התקציב והתכנית הכלכלית

המדיניות הפיסקלית

בדומה למרבית המדינות מפותחות התנהלותה התקציבית של הממשלה מונהגת בהתאם לכללים פיסקליים מעוגנים בחוק. חלוקת התקציב לרכיביו השונים נעשית על פי סדר העדיפויות הממשלתי ובהתחשב בהתחייבויות על-פי חוק ובצרכים חדשים. במסגרת קביעת סדר העדיפויות הממשלתי מוקצה תקציב תוספתי לפעילויות שונות, ובהתאם – נדרשים צעדים שמטרתם לכנס את הגידול בהוצאה התקציבית למגבלת ההוצאה ואת ההפרש שבין ההוצאה הצפויה לתחזית ההכנסות לתקרת הגירעון.

רקע

בשני העשורים האחרונים נרשם שיפור ניכר ביציבותה הפיסקלית של הממשלה אשר התבטא בירידה עקבית ביחס החוב תוצר. המדיניות הכלכלית, שהונהגה החל מהשנים הראשונות של שנות האלפיים, של תקציב מאוזן לצד מתווה פוחת של יחס החוב תוצר הייתה נקודת חוזק משמעותית לממשלה עם פרוץ מגפת הקורונה והמשבר הכלכלי העולמי שנגרם בעקבותיה. המדיניות הפיסקלית האחראית בה דבקו ממשלות ישראל היא שאפשרה לנקוט במדיניות האנטי-מחזורית בעת משבר הקורונה ולממש את מדיניות הסיוע לעסקים ולאזרחים ואת המענה הבריאותי לתחלואה.

על אף הישגיה הפיסקליים האמורים, עוד בטרם החל משבר הקורונה, חלה הדרדרות מסוימת במשמעת הפיסקלית של הממשלה. הדרדרות זו באה לידי ביטוי בקבלת החלטות רבות אשר הובילו לגידול פרמננטי משמעותי בהוצאות הממשלה, וזאת בהסתמך על הכנסות חד-פעמיות ועל גאות במחזור העסקים. תופעה זו הביאה מטבע הדברים לגידול הגירעון המבני. וכך, כאשר לקראת סוף שנת 2018 חלה ירידה בהיקף ההכנסות החד-פעמיות, החל יחס הגירעון לתוצר לעלות, וערב המשבר הגירעון בישראל, אשר עמד על 3.7 אחוזי תוצר בשנת 2019, היה מהגבוהים במדינות ה-OECD.

בשנת 2020, כתוצאה מהירידה החדה בהכנסות ובתוצר ובשל ההרחבה הפיסקלית בה נקטה הממשלה לשם התמודדות עם התפשטות מגפת הקורונה, עלה הגרעון לכ-11.6 אחוזי תוצר. ייצוב הגירעון המבני וקביעת מתווה יורד ובר- קיימא לגירעון התקציבי הם בין מטרותיה הפיסקליות העיקריות של הממשלה, כפי שהן באות לידי ביטוי בתקציב לשנים 2021–2022.

החל מסוף הרבעון הראשון לשנת 2021, עם ירידת מפלס התחלואה ופתיחתו ההדרגתית של המשק, חזרה הפעילות הכלכלית לצמיחה ורמת האבטלה החלה יורדת, אף כי לא שבו לרמתן מלפני המשבר. תהליך ההתאוששות מהמשבר מציב דילמה פיסקלית בפני הממשלה: מחד גיסא החזרה לצמיחה מאותתת על הצורך לשוב ולרסן את הגירעון הגבוה, מאידך גיסא קיים חשש לפגיעה בתהליך ההתאוששות על ידי ריסון מהיר יתר על המידה של ההוצאה הציבורית. על כן בחרה הממשלה לנקוט במדיניות לפיה בשנים 2021–2022 ייוצב יחס החוב לתוצר, וייקבע מתווה כינוס לגירעון וליחס החוב לתוצר עבור השנים 2023 ואילך.

נתונים פיסקליים עיקריים

החוב הציבורי (כשיעור מהתוצר)   הגירעון התקציבי בפועל (כשיעור מהתוצר)



מקור: משרד האוצר, הלמ"ס.

התנהלות ללא תקציב מאושר

בשנים האחרונות הושפעה המדיניות הכלכלית באופן משמעותי מאי-היציבות הפוליטית. תקציב המדינה האחרון אושר לפני 3.5 שנים במרץ 2018 עבור שנת 2019, כמעט שנה לפני תחילת שנת הכספים, זאת באופן חריג לתקציב חד-שנתי. מאז 2019 מתנהלת הממשלה ללא תקציב מאושר, בשל רצף מערכות הבחירות וחוסר היציבות הפוליטית בשנים 2019 עד 2021. להתנהלות בתנאי תקציב המשכי השלכות בעייתיות על יכולת הממשלה להוציא לפועל תוכניות חדשות, להתאים את הקצאת משאביה לסדר העדיפויות הלאומי או לפעול לצמצום הגרעון המבני. בנוסף, היעדר תקציב פוגע ביכולתם של משרדי הממשלה להתנהל בצורה סדירה ומתוכננת, והדבר מקרין על התנהלותם של כל הגופים העובדים באופן ישיר עם הממשלה. להיעדר אישור תקציב יש מחיר כבד אף בכך שתהליכים רבים לקידום המשק, אשר מקודמים לצד תקציב המדינה, נבלמו או נדחו וכתוצאה מכך הבעיות המבניות של המשק הלכו והחריפו.

התוכנית הכלכלית להתמודדות עם משבר הקורונה

בראשית שנת 2020 החלה התפרצות המחלה COVID-19 הנגרמת מנגיף קורונה, ובמהרה התפשטה ברחבי העולם. לצורך צמצום ההדבקה והתפשטות הנגיף הטילו ממשלות רבות בעולם, וביניהן ישראל, הגבלות שונות, בין השאר על פתיחת מקומות עבודה ועל התייצבות של עובדים במקומות עבודתם. הגבלות אלו לא אפשרו לקיים שגרת עבודה רגילה. כך גם הוטלו הגבלות על התנאים לפעילותם של מקומות הפתוחים לציבור, על המסחר ועל עסקי בילוי ופנאי, כל זאת במטרה לצמצם את סיכון ההדבקה במקומות אלה. נוסף על כך הוטלו הגבלות על פעילותם של מקומות ועסקים

שבהם מתרחשת התקהלות משמעותית ומתקיים לגביהם חשש לבריאות הציבור. ההגבלות האמורות שונו מעת לעת בהתאם להתפשטות הנגיף. עקב חוסר הוודאות הכלכלית והבריאותית, מעסיקים רבים הוציאו את עובדיהם לחופשה ללא תשלום או הודיעו על פיטוריהם.

לנוכח המשבר הבריאותי והכלכלי, ובדומה ליתר מדינות העולם, קבעה הממשלה תוכניות כלכליות לצורך התמודדות עם התפשטות הקורונה. הממשלה נדרשה להוציא סכומים ניכרים הן למניעת התפשטות נגיף הקורונה וטיפול מיידי בחולים שנדבקו בו, הן לצורך סיוע משמעותי למשק, כדי לאפשר לו לצלוח את המשבר האמור באמצעות סיוע כלכלי לאזרחים ולעסקים (להלן – התוכנית הכלכלית).

לוח 1: רכיבי התוכנית הכלכלית להתמודדות עם משבר הקורונה

(מיליארדי ש״ח)

התוכנית הכלכלית להתמודדות עם משבר הקורונה	תכנון (תקציבי)	ביצוע עד 1 באוגוסט 2021
מענה בריאותי ואזרחי	31.9	22.2
רשת ביטחון סוציאלית	61.0	56.2
המשכיות עסקים	36.0	29.9
תוכנית האצה	8.2	2.6
סה״כ הכנסות	**137.1**	**110.9**

* נתוני ביצוע ותכנון נכונים ל-18 באוגוסט 2021.

התוכנית כללה ארבעה רכיבים:

- **מענה בריאותי ואזרחי** – מענה נרחב לצרכי מערכת הבריאות ויתר השירותים הציבוריים ומשרדי הממשלה להתמודדות עם המשבר.
- **רשת ביטחון סוציאלית** – תמיכה באוכלוסיות שנפגעו מן המשבר, לרבות הרחבת הזכאות לקבלת דמי האבטלה ומתן מענקים לעסקים ולעצמאים שנפגעו.
- **המשכיות עסקים** – העמדת הלוואות בערבות מדינה לעסקים ומתן הקלות רגולטוריות, על מנת לאפשר למגזר הפרטי להמשיך לקיים פעילות, לערוך התאמות ולהתאושש מהמשבר.
- **תוכנית האצה** – האצת פיתוח תשתיות ציבוריות תומכות צמיחה, לרבות הקדמת פרויקטי תחבורה ודיגיטציה של שירותים ממשלתיים.

התוכנית עודכנה מספר פעמים במהלך שנת 2020. במועד בחירת הצעדים והמנגנונים נבדקו התמריצים, התועלת הכלכלית והשפעתם על מבנה המשק והכלכלה בטווח הבינוני והארוך. לאחר כלל העדכונים, מסגרת התוכנית עומדת על כ-202 מיליארד ש״ח, נכון לאוגוסט 2021, מתוכה ההוצאה התקציבית עומדת על סך של כ-137 מיליארד ש״ח. סכום זה הוקצה על פני השנים 2020—2021.

הוצאות הקורונה מסומנות בתקציב באופן מובחן ובנפרד מההוצאות השוטפות של הממשלה. זאת, מכיוון שמדובר בהוצאות חד-פעמיות המיועדות לצרכים ספציפיים וידועים מראש שהוקצו כחלק מהתוכנית הממשלתית להתמודדות עם משבר הקורונה אך אין להן השפעה על בסיס התקציב. ישנה הפרדה מלאה ומהותית בין הוצאות אלו להוצאות התקציב הרגיל, ועיקרון זה אף שוקף לגופים הבין-לאומיים ולחברות הדירוג אשר שיבחו את ישראל על הפרדה זו.

מגמות המדיניות התקציבית

בעשור הראשון לשנות האלפיים ירדה באופן משמעותי ההוצאה הציבורית כאחוז מהתוצר, זאת כתוצאה מהצמיחה המואצת לאחר שנות האינתיפאדה ומשבר הדוט-קום, ובשל אימוץ מדיניות פיסקלית אחראית אשר הפחיתה את היקף ההוצאה הציבורית. מרמה של כ-48 אחוזים בשנת 2003 ירדה ההוצאה הציבורית כאחוז מהתוצר לכ-41 אחוזים בשנת 2010. בשנים 2019–2010 גדלה ההוצאה התקציבית הריאלית בכ-38 אחוזים, ממוצע גידול שנתי בשיעור של 3.7 אחוזים. קצב צמיחת התוצר בתקופה עמד על כ-4.0 אחוזים בתקופה זו, כך שההוצאה הציבורית כשיעור מהתוצר התייצבה ועמדה בשנת 2019 על כ-40 אחוזי תוצר.

ההוצאה הציבורית כאחוז מהתוצר



מקור: משרד האוצר, הלמ"ס.

לצד התייצבות ההוצאה הציבורית כאחוז מהתוצר, מגמת המקרו העיקרית בעשור האחרון היא הגדלת ההוצאה האזרחית כאחוז מהתוצר על חשבון המשך שחיקת חלקן של ההוצאות הביטחוניות והוצאות הריבית כשיעור מהתוצר. למעשה, ניתן לאפיין את המדיניות התקציבית בעשורים האחרונים כך: בעשור הראשון לשנות האלפיים צומצמה ההוצאה הציבורית על כלל רכיביה, ואילו בעשור השני לשנות האלפיים הוגדלה ההוצאה האזרחית על חשבון ההוצאה הביטחונית והוצאות הריבית תוך שמירה על הוצאה ציבורית קבועה ביחס לתוצר.

שנת 2020 היא שנה חריגה בהיקף ההוצאה הציבורית ובהרכבה, בשל המשבר הייחודי והעוצמתי שחל בה וגרם לגידול ניכר בהוצאה הציבורית. כתוצאה מהתרחבה הפיסקלית עלה הגירעון לשיעור של 11.6 אחוזי תוצר, יחס החוב לתוצר לכ-72 אחוזי תוצר, וההוצאה הציבורית כשיעור מהתוצר עלתה לכ-46 אחוזים, השיעור הגבוה מאז שנת 2003. התגובה להשלכות הפיסקליות של משבר הקורונה עשויה להגדיר במידה רבה את המדיניות התקציבית לעשור השלישי של שנות האלפיים, כאשר בפני הממשלה ניצבות שלוש ברירות:

- התכנסות חזרה לממדי חוב אשר היו נהוגים טרם המשבר כשיעור מהתוצר
- התייצבות על רות חוב גבוהה ביחס לתוצר בהשוואה לעבר
- המשך העלייה בהיקף החוב ביחס לתוצר אשר תביא להתבדרות פיסקלית

התפתחות רכיבים עיקריים בהוצאה הציבורית

(כשיעור מהתוצר)



מקור: הלמ"ס

התפתחות רכיבי התקציב וההוצאה הציבורית לאורך זמן

מבחינת התפתחות רכיבי התקציב בעשור האחרון בולטת הירידה בחלקה של ההוצאה על החזרי חוב (ריבית על החוב וכן החזר קרן וריבית לביטוח לאומי) כשיעור מהתוצר, מממוצע של כ-5.1 אחוזי התוצר בשנים 2005—2010 לכ-2 אחוזי תוצר בלבד בשנת 2020. הירידה ברכיב הריבית נבעה משיפור ביחס החוב תוצר ומירידת שיעורי הריבית על החוב החדש. הירידה היחסית בתשלומי הריבית הביאה לפינוי מקורות משימושים שאינם מעודדי צמיחה ולשימושים שתורמים לרווחת התושבים בתוך מסגרת התקציב, לצורך הרחבת שירותים ציבוריים חיוניים ומעודדי צמיחה.

יחד עם זאת, במבט קדימה התפתחותו של הגירעון המבני בשנים האחרונות והגידול המשמעותי בחוב שמימן את תוספת ההוצאה ופיצה על הירידה בהכנסות במהלך משבר הקורונה, מביאים לשינוי חד במגמת היקף תשלומי הריבית. נוסף על כך, נוכח סימנים כי מתממשות התחזיות לעלייה בסביבת האינפלציה לאחר המשבר, מתחדד הסיכון כי מחזור החוב ייעשה בתנאי מימון פחות טובים ביחס לתנאים הקיימים ולהכבדה נוספת מעבר לתחזית של תשלומי הריבית. תשלומי הריבית הם מעמסה על האזרח בכך שהם מפחיתים את היקף התקציב הפנוי לממשלה לבצע פעולות

שונות על פי מדיניותה, בין אם הרחבת השירותים הציבוריים, בין אם הפחתת נטל המס ובין אם פיתוח תשתיות ציבוריות.

קצב הגידול הנמוך של ההוצאה הביטחונית בא על רקע ההתייצבות במצב הביטחוני בעשור האחרון באופן יחסי. שיעור ההוצאה הביטחונית, אשר נע סביב ה-8 אחוזי התוצר בשנים 2000 עד 2006 החל לרדת באופן הדרגתי והגיע לכדי 5.3 אחוזים בשנת 2019. במסגרת דיוני התקציב לשנים 2021 ו-2022 סוכם מתווה תקציבי עבור משרד הביטחון, והוא מגדיל באופן משמעותי את ההוצאה הביטחונית ובולם, נכון לרגע זה ובאופן זמני, את המגמה ארוכת הטווח של שחיקת ההוצאה הביטחונית כאחוז מהתוצר.

ביחס להוצאה האזרחית, הגידול ברכיב זה בהוצאה הציבורית הן ביחס לסך ההוצאה הציבורית הן ביחס לתוצר החל בשנת 2012. בשנים 1995–2005 עמד הממוצע הרב-שנתי של ההוצאה האזרחית כשיעור מהתוצר על כ-34 אחוזים. בשל צעדים שננקטו במסגרת תוכנית ההתכנסות עקב המשבר הכלכלי שפקד את ישראל בשנים 2001–2003 הצטמצמה ההוצאה האזרחית לכדי 30.3 אחוזים בלבד בשנת 2011. אירועי המחאה החברתית בשנה זו עשויים להסביר באופן חלקי את עצירת מגמת הירידה בהוצאה האזרחית כאחוז מהתוצר. מאז ועד 2019 הוצאה זו עלתה הדרגתית, והגיעה בשנת 2019 לכ-32.4 אחוזים. בשנת 2020, כאמור, חל גידול קיצוני וחריג בהוצאה האזרחית כאחוז מהתוצר, בעיקר בשל ההוצאות במסגרת התוכנית הכלכלית להתמודדות עם הקורונה.

מבין רכיבי ההוצאה האזרחית, הגידולים המרכזיים חלו בהוצאות על פיתוח תשתיות, הרחבת ההוצאות בתחום הבריאות, גידול ההוצאה על חינוך והשכלה גבוהה וכן עלייה בהיקף ההוצאות בתחום הרווחה.

התפלגות תחומי ההוצאה המרכזיים מסך ההוצאה התקציבית, 2005–2022

(תקציב מקורי, מיליארדי ש״ח, מחירים שוטפים)



מקור: משרד האוצר.

עקרונות המדיניות התקציבית

מסגרות התקציב נקבעות בהתאם לכללים הפיסקליים הקבועים בחוק. שני הכללים הקבועים בחוק הם: מגבלת הגידול בהוצאה הקובעת את סך ההוצאה התקציבית בכל שנה וכלל תקרת הגירעון הקובע מהו הגירעון התקציבי המירבי כאחוז מהתוצר המשמש לתכנון התקציב השנתי.

בעקבות קשיים בעמידה בשני הכללים הקבועים בחוק, תוקן חוק יסודות התקציב כך שהחל משנת 2016 הוחל מנגנון חדש, ה"נומרטור", שאמור בטווח הבינוני לסייע לממשלה בשמירה על הכללים. זהו מנגנון רב-שנתי המגביל את יכולתה של הממשלה לקבל החלטות תקציביות חדשות מחוץ לתהליך אישור התקציב ללא מציאת מקור מתאים. מנגנון ה"נומרטור" מחזק את השקיפות ואת יכולת השליטה בהתחייבויות לשנים עתידיות, וכפועל יוצא – את עמידות המסגרות התקציביות ואת היעדים הפיסקליים בטווח הבינוני.

מתווה הגידול בהוצאה התקציבית ותקרת הגירעון המותרת אינם כוללים את ההקצאות אשר מקורן בתוכנית הכלכלית להתמודדות עם התפשטות נגיף הקורונה, אלא אם נכתב במפורש אחרת. זאת, מכיוון שתקציב זה הוא חד-פעמי באופיו, מוקצה לייעודים ספציפיים ומוגדרים מראש ומנוהל בנפרד מיתר תקציב המשרדים.

כלל מגבלת הגידול בהוצאה – לאחר כחמש שנים שבהן הוחל כלל שקבע גידול ריאלי קבוע בהוצאה, לקראת תקציב המדינה לשנת 2009 נקבע כי מגבלת הגידול בהוצאה תתבסס על נוסחה המשקללת את ממוצע הצמיחה לאורך עשור ביחס שבין יחס החוב תוצר בפועל לבין היעד של יחס החוב תוצר לטווח הבינוני. לקראת תקציב 2015–2016 תוקן כלל מגבלת ההוצאה ונקבע כי הגידול המותר בהוצאה התקציבית יעמוד על ממוצע קצב גידול האוכלוסייה בשלוש השנים האחרונות בתוספת היחס שבין יעד חוב תוצר לטווח הארוך של 50 אחוזים לבין יחס חוב תוצר בפועל. כלל הוצאה זה הביא לכך שקצב הגידול הריאלי בהוצאה תוכנן לעמוד על כ-2.7 אחוזים בשנה. בפועל, בשל הצטברות התחייבויות עבר וההסכמים הקואליציוניים נוצר צורך להגדיל, אגב אישור תקציב המדינה לשנים 2017 ו-2018, את בסיס ההוצאה החל משנת 2017 ב-2 אחוזים מעבר לכלל, בשנת 2018 ב-0.4 אחוז ובשנת 2019 ב-2 אחוזים נוספים. בשנת 2019, נוכח רצון הממשלה להגדיל אף יותר את מסגרת ההוצאה, על מנת לממן הגדלה של הוצאות אזרחיות שונות, בדגש על הוצאות חברתיות, הוחלט להגדיל בצורה פרמננטית את היקף ההוצאה בכ-1 אחוז נוסף.

נוכח הפערים בין ההצמדה הנומינלית על פי ממוצע מדד המחירים ההיסטורי לבין קצב עליית המחירים הצפוי בשנות התקציב בכלל והמחירים הרלוונטיים להוצאה הממשלתית בפרט, ובשל חוסר הוודאות באשר לקצב ההתאוששות ממשבר הקורונה, במיוחד ביחס לשוק התעסוקה, הוחלט, כהוראת שעה לשנים 2021–2022, להצמיד את הרכיב הנומינלי במשוואת מגבלת ההוצאה לאמצע תחום יציבות המחירים (2 אחוזים) שלפיו פועל בנק ישראל. התוספת הנובעת מתיקון זה להוצאה הממשלתית המותרת עומדת בשנת 2022 על כ-13.9 מיליארד ש"ח, אשר יתווספו פרמננטית להוצאה המותרת לצורך חישוב מגבלת ההוצאה בשנים 2023 ואילך.

נוסף על גידול ההוצאות האמור, בשנת הכספים 2021 יתווסף לתקציב המדינה סכום העומד על כ-68 מיליארד ש"ח אשר מהווים את יתרת ההקצאה להתמודדות עם משבר הקורונה בניכוי תקציב שבוצע בשנת 2020. חלק הארי מסכום זה צפוי להתבצע בשנת 2021, אך סכומים המוקצים לפרויקטים ארוכי טווח, ובראשם פרויקטי האצת צמיחה בתחומים שונים, צפויים לעבור כעודפי תקציב לשנים הבאות, ובכך להגדיל את ההוצאה בפועל גם מעבר לשנת הכספים 2021. בשנת 2022 צפויה ההוצאה בגין התוכנית הכלכלית לעמוד על כ-6.7 מיליארד ש"ח.

כלל תקרת הגירעון – בעקבות העלייה בהוצאות הממשלה, בשל סדר העדיפויות הממשלתי ובשל התפתחותו של גירעון מבני גבוה, נוצרה אי-הלימה בין הגירעון החזוי לבין תקרות הגירעון לשנות התקציב ולשנים שאחריהן. מכיוון שכך, עמדה בפני הממשלה דילמה פיסקלית, התאמת ההוצאות וההכנסות על מנת לעמוד בתקרות הגירעון הקיימות או התאמת מתווה תקרות הגירעון לגירעון החזוי. על מנת שההתכנסות לא תיעשה באופן מהיר מדי שעשוי להעיב על התאוששות המשק מהמשבר הכלכלי ככלל ועל עיכוב חזרת שוק התעסוקה לקדמותו בפרט, בחרה הממשלה במדיניות מעורבת של ביצוע צעדים לריסון הגרעון מחד ותיקון תקרות הגירעון מאידך. מהות התיקון היא פריסת תוואי הפחתת הגירעון, כך שההתכנסות ליעד גירעון ארוך טווח (1.5 אחוזי תוצר) תתקיים בשנת 2026. בהתאם לכך נקבע כי תקרת הגירעון לשנת 2021 תוגדל ותעמוד על 3 אחוזי תוצר, ותקרת הגירעון לשנת 2022 תוגדל ותעמוד על 3.5 אחוזי תוצר. לאחר מכן יוחל תוואי גירעון פוחת, לפיו תקרת הגירעון לשנת 2023 תעמוד על 2.75 אחוזי תוצר ובהמשך תהיה ירידה של 0.5 נקודות אחוז בכל שנה עד ל-1.5 אחוזי תוצר בשנת 2026. בהתאם לתוואי החדש, תקרת הגירעון תעמוד על 1.5 אחוז מ-2026 ואילך. התוואי האמור צפוי לשמר את יחס החוב מהתוצר בשנים 2021–2022 ולהוביל לירידה מתונה ביחס זה החל משנת 2023. אי-שמירה על המתווה עשויה להביא להידרדרות נוספת ביחס החוב לתוצר של הממשלה, ובכך לגרום פגיעה באמינותה הפיסקלית ולצמצם את מרחב הפעולה שלה במקרה של משבר כלכלי, בריאותי או ביטחוני משמעותי במשק.

נוסף על הגירעון המותר על פי כלל תקרת הגירעון, כאמור לעיל, נקבעו על ידי הממשלה תקרות גירעון בגין הוצאות התוכנית הכלכלית להתמודדות עם התפשטות נגיף הקורונה בשיעור של 3.8 אחוזי תוצר בשנת הכספים 2021, 0.4 אחוזי תוצר בשנת הכספים 2022, 0.2 אחוזי תוצר בשנת הכספים 2023, 0.15 אחוזי תוצר בשנת הכספים 2024 ו-0.05 אחוזי תוצר בשנת הכספים 2025.

התרשים שלהלן מציג סימולציה של התפתחות יחס החוב תוצר עד סוף העשור, לפי שני תרחישי גירעון ובהנחת התממשות תחזית הצמיחה של משרד האוצר המובאת בהמשך (ראו חלק ד׳), המתכנסת לפוטנציאל הצמיחה של המשק בטווח הבינוני (כ-3 אחוזים). התרחיש הראשון מתייחס למצב בו הממשלה תעמוד במתווה הגירעון שהוגדר לעיל. תרחיש זה מוביל להתייצבות יחס החוב לתוצר על כ-74 אחוזים מהתוצר בשנים 2021–2022 ותחילת מגמת ירידה בשנת 2023. התרחיש השני מתייחס למצב שבו שיעור הגירעון יהיה קבוע בגובה תקרת הגירעון לשנת הכספים 2022, לצד מימוש שיעורי הגירעון המותרים לצורך הוצאות הכלולות בתוכנית הכלכלית להתמודדות עם הקורונה על פי המתווה שלעיל. תרחיש זה מוביל לגידול מתמשך ביחס החוב לתוצר, ומדגים את הסיכון הכרוך במדיניות גירעון גבוה ואת הצורך בצעדי התכנסות בטווח הבינוני.

סימולציה ליחס חוב תוצר לשנים 2015—2025 לפי תרחישי גירעון שונים
(כשיעור מהתוצר)



מקור: משרד האוצר.

ההתכנסות למסגרות הפיסקליות

ההוצאה התקציבית לשנת הכספים 2022 לחישוב מגבלת ההוצאה עומדת על כ-452.5 מיליארד ש"ח. הגידול הנומינלי הממוצע בהוצאה התקציבית לשנת 2022 עומד על כ-4.4 אחוזים ביחס לתקציב 2019 עבורה אושר התקציב האחרון.

גידול זה של כ-55.1 מיליארד ש"ח מורכב מתוספות ריאלית של כ-34.0 מיליארד ש"ח ביחס לתקציב 2019, ומהצמדת מחירים של כ-18.2 מיליארד ש"ח בגין עדכון התקציב למחירי 2022 ותיקון ההצמדה עבור השנים 2021—2022 לאמצע תחום יציבות המחירים (2 אחוזים). יתרת הגידול מוסברת על ידי תוספת חד-פעמית להוצאה המותרת בשנת 2019 בגובה של כ-2.9 מיליארד ש"ח.

הגירעון החזוי לשנת הכספים 2022 יעמוד על כ-3.9 אחוזי תוצר, זאת בהנחת צמיחה ריאלית של 4.7 אחוזים בשנת 2022 (התוצר הנומינלי החזוי לשנת 2022 הוא כ-1,581 מיליארד ש"ח).

כחלק מהצעת התקציב, ועל מנת לעמוד במסגרת הפיסקלית, הממשלה נדרשת לבצע בשנת הכספים 2022 התאמות הן בצד ההוצאה והן בצד ההכנסה.

הצעדים המרכזיים המוצעים בצד ההוצאה הם: התייעלות רוחבית במשרדי הממשלה, תיקון עיוותים במבחני התמיכה לסבסוד מעונות יום, הקפאת ההצמדה למדד השכר הממוצע במשק. בנוסף בוצעו התאמות בסבסוד איגרות

החוב המיועדות בעלות השפעה לטווח הארוך. הצעדים המרכזיים בצד ההכנסה הם: מיסוי צריכת כלים חד-פעמיים, גביית מע״מ על שירותים דיגיטליים, מיסוי משקאות מזיקים והסדרת מנגנון השיבוב בין ביטוח לאומי לחברות הביטוח.

להלן הגידולים הבולטים בתקציב המדינה בין השנים 2019 ל-2022 אשר נקבעו בהתאם לסדרי העדיפויות של הממשלה והם כוללים:

תקציב	גידול במיליארדי ש״ח לעומת 2019	גידול שנתי ממוצע באחוזים לעומת 2019
משרד התחבורה	15.9	20.9
משרד החינוך	7.9	4.1
משרד הבריאות	6.1	5
תשלומי הריבית	3.8	3
ביטוח לאומי	3.4	2.4

התקציב כולל תוספת משמעותיות גם לתקציבי הגמלאות (3 מיליארד ש״ח גידול ביחס לתקציב האחרון שאושר עבור שנת 2019), המשרד לביטחון הפנים (2 מיליארד ש״ח גידול ביחס לתקציב האחרון שאושר עבור שנת 2019) ולמשרד הרווחה (2 מיליארד ש״ח גידול ביחס לתקציב האחרון שאושר עבור שנת 2019).

על מנת לעמוד בסיכונים הפיסקליים הכרוכים בהגדלת ההוצאה, הממשלה קבעה כי ההפרשה לרזרבה לצורך התייקרויות תוגדל בשנת 2022 לכדי 4 אחוזים מבסיס תקציבי משרדי הממשלה.

התוכנית הכלכלית: השינויים המבניים

הקדמה

לאחר למעלה משלוש שנים מאז העברת התקציב האחרון ובעקבות זעזוע כלכלי משמעותי בדמות משבר הקורונה, המשק הישראלי מצוי בצומת מכריע. מחד גיסא, עומדת האפשרות להזניק את הצמיחה ואיתה את רמת החיים באמצעות צעדים שונים לחיזוק הכלכלה והסרת החסמים לצמיחתה, מאידך גיסא עומדת האפשרות להמשיך במצב הקיים שבו יש פער משמעותי בין התוצר לנפש בישראל לבין התוצר לנפש במדינות המפותחות.

תקציב המדינה לשנים 2021–2022 משמש הזדמנות לביצוע שינויים מבניים משמעותיים, לאחר זמן רב של היעדר תהליך תקציב. התוכנית להאצת הצמיחה המובאת בחוברת זו, גובשה כמענה לבעיות המבניות המשמעותיות הניצבות בפני המשק הישראלי ומתוך מטרה להעלות לאורך זמן את רמת החיים של תושבי המדינה.

רקע

במהלך התקופה שבין שנות האינתיפאדה השנייה ומשבר הקורונה צמח התוצר לנפש באופן עקבי והביא לשיפור משמעותי ברמת החיים. במהלך תקופה זו עלה התוצר הריאלי לנפש בכ-36 אחוזים מכ-28 אלף דולר לנפש בשנת 2003 עד לכ-38 אלף דולר לנפש בשנת 2019 (במחירי 2015, PPP).

תרשים 1: תוצר לנפש בישראל

(אלפי דולרים, מחירי 2015, PPP)



מקור: OECD, עיבוד: אגף תקציבים.

יחד עם זאת, ביחס למדינות המפותחות התוצר לנפש בישראל נותר נמוך מהממוצע ועומד על כ-88 אחוזים ביחס לממוצע מדינות ה-OECD בשנת 2019. יתרה מכך, התוצר לנפש בישראל ביחס למדינות המפותחות דורך במקום מזה כעשור. מאז 2011 הוא עומד על כ-88 אחוזים בלבד ביחס לממוצע מדינות ה-OECD, ולמרות הגידול הריאלי לא גדל משמעותית באופן יחסי.

תרשים 2: תוצר לנפש בישראל לעומת ממוצע ה-OECD

(אלפי דולרים, מחירי 2015, PPP)



מקור: OECD, עיבוד: אגף התקציבים.

בין הסיבות העיקריות לפער המתמשך בין ישראל למדינות המפותחות בתוצר לנפש יש מספר בעיות מבניות, ובתוכן פריון נמוך, מלאי תשתיות בלתי מספק, שיעור נמוך של השתתפות בכוח העבודה בסגמנטים שונים באוכלוסייה ועודף רגולציה.

פריון נמוך – הפריון בישראל נמוך משמעותית בהשוואה למדינות ה-OECD – המשק ממוקם בשליש התחתון במדד זה. בין הסיבות לכך ניתן להצביע על קיומם של ענפי משק הסגורים לתחרות בין-לאומית ועל כישורים נמוכים בקרב חלקים מהאוכלוסייה העובדת.

מלאי תשתיות בלתי מספק – היקף ההשקעה ההיסטורית בתשתיות בישראל אינו גבוה, והגידול המהיר באוכלוסייה ביחס למדינות המפותחות מחריף את הפער בין מלאי תשתיות להיקף השימוש בו. פער זה מביא לירידה בפריון ובשירותים הציבוריים וכך לפגיעה ברמת החיים.

השתתפות בכוח העבודה – השתתפות נמוכה בכוח העבודה בקרב חלקים מהאוכלוסייה היא חסם לצמיחת המשק, שכן היא מגבילה את הצמיחה הפוטנציאלית.

עודף רגולציה – השתת חובות רגולטוריות וביורוקרטיה ממשלתית עודפת על פעילות העסקים ועל כלל הממשקים בין האזרח לממשלה פוגעות במשק ביעילותם ובצמיחתם של עסקים פעילים, ומעכבת ואף מונעת את פתיחתם של עסקים חדשים ואת כניסתם של משקיעים זרים.

בשל הצורך לממן הוצאות ביטחוניות משמעותיות ומאחר שהממשלה סובלת **מגירעון מבני גבוה**, מרחב התמרון הפיסקלי לביצוע צעדי מדיניות מרחיבים לטיפול בבעיות המבניות האלו מוגבל. עקב זאת מתחדד הצורך בשינויי מדיניות עמוקים, שיאפשרו את פתרון הבעיות המבניות באופן שיתמוך בצמיחה ללא פגיעה באיתנותה הפיסקלית של הממשלה.

משבר הקורונה חשף את חומרתן של חלק מהבעיות המבניות ואף החריף את האתגר שהן מציבות בפני צמיחת התוצר לנפש. הטלת המגבלות על פעילות העסקים בקורונה החריפה את הנטל הרגולטורי על פעילות המשק, והזינוק בהוצאות הממשלה במסגרת התוכנית הכלכלית להתמודדות עם התפשטות נגיף הקורונה, הביא את הגירעון לנתון גבוה אף בהשוואה בין-לאומית והחזיר את ישראל עשר שנים לאחור מבחינת יחס החוב לתוצר.

תרשים 3: גירעון בהשוואה בין-לאומית – מדינות ה-OECD, 2020

(אחוזי תוצר)



מקור : IMF, עיבוד : אגף התקציבים.

רכיבי התוכנית להאצת הצמיחה

בשל הבעיות המבניות המעיבות על התכנסות התוצר לנפש בישראל לממוצע המדינות המפותחות, דרוש שינוי כיוון משמעותי במשק. התקופה הממושכת שבה לא נחקק תקציב המדינה ולא קודמו רפורמות מבניות נלוות, גרמה לדחיית ההתמודדות עימן ואפשרה להן להחריף. תקציב המדינה לשנים 2021–2022 והתוכנית הכלכלית הם הזדמנות לקדם צעדים משמעותיים לטיפול בבעיות הללו ובכשלים ועיוותים רבים נוספים.

תוכנית האצת הצמיחה מושתתת על חיזוק אבני היסוד של הכלכלה. היא מבוססת על פונקציית הייצור של המשק וכוללת טיפול בשלושה רכיבים: הון אנושי ותשומות עבודה, הון פיזי ותשתיות לאומיות ותנאים תומכי צמיחה.

תעסוקה והון אנושי – בתחום התעסוקה התוכנית כוללת השקעות בהון האנושי, שילוב מוגבר של אוכלוסיות בתעסוקה והרחבת מעגל ההשתתפות בכוח העבודה.

פיתוח תשתיות – בתחום התשתיות התוכנית כוללת צעדים רבים לקידום תשתיות תחבורתיות אסטרטגיות, והיא תקל על פיתוח מואץ של תשתיות דיור ותאפשר מודרניזציה של תשתיות טכנולוגיות ואנרגטיות.

תנאים תומכי צמיחה – בתחום התנאים תומכי הצמיחה, התוכנית מכילה יוזמות רבות הן במגזר הפרטי – להפחתת רגולציה ולשיפור התחרותיות, לרבות בסקטור הפיננסי, הן במגזר הממשלתי – לשיפור השירותים הציבוריים ולייעול המגזר הציבורי.

תוכניות הדגל

צמצום פערים מגדריים בשוק העבודה והתאמת גיל הפרישה לעלייה בתוחלת החיים – גיל הפרישה לנשים בישראל הוא מהנמוכים בעולם (62 בהשוואה ל-65.8 בממוצע ב-OECD), וישראל היא אחת המדינה הבודדות בהן נותר פער בין גיל הפרישה לנשים לזה של גברים. גיל הפרישה הנוכחי לנשים אינו תואם את העלייה המשמעותית בתוחלת החיים שלהן ואת התהליך המתמשך של הזדקנות האוכלוסייה בישראל. כתוצאה מכך, ללא העלאת גיל הפרישה לנשים צפוי גידול דרמטי בתשלומי קצבאות הזקנה והוצאות הבריאות של המדינה, מה שעלול לפגוע ביציבות הביטוח הלאומי. בנוסף, אי-העלאת גיל הפרישה לנשים תפגע ביכולתן לשמור על רמת חיים הולמת בתקופת הגמלאות. במסגרת השינוי, גיל הפרישה לנשים יעלה באופן הדרגתי על פני 11 שנים עד לגיל 65. לצד זאת, הצעד מלווה בסל של כלים משלימים לנשים שעלולות להיפגע מהעלאת גיל הפרישה (ובעיקרם – הארכת תקופת הזכאות לדמי אבטלה, הגדלה של סכום מס הכנסה שלילי וכן תוכנית להכשרות מקצועיות בליווי מלגות הכשרה). צעד זה צפוי להגדיל משמעותית את שיעורי התעסוקה של נשים מבוגרות ואת הקצבה הפנסיונית שלהן בתקופת הגמלאות; להגביר את יציבות הביטוח הלאומי; ולמנוע את הצורך בהפחתת הקצבאות של גמלאי קרנות הפנסיה הוותיקות.

היערכות לאומית לפיתוח מערכת מטרו במטרופולין גוש דן: יצירת מסגרת חוקית ייעודית שתאפשר את קידום הפרויקט בלו״ז הנדרש למשק ותכלול, בין היתר, את אלו: תיעדוף לפרויקט והיערכות לאומית מצד כלל המשרדים והרשויות הממשלתיות, הקמת גוף ייעודי לקידום הפרויקט, הסרת חסמי תכנון ורישוי, ייעול הליכי הפקעות וכניסה למקרקעין, הסדרת תהליכי תיאום תשתיות עם חברות תשתית ורשויות מקומיות, הקמת ועדה ליישוב סכסוכים בין גופי תשתית, הנחייה לקדם הסדרים רגולטוריים ייעודיים לפרויקט וצעדים נוספים. במסגרת החוק מוגדרת גם חבילת התקציב והמימון הנדרשת למטרו, לרבות החלטות מנהליות והסדרי חקיקה נרחבים בנדל״ן, וכן מיסים הנדרשים לחבילת המימון, ובהם: היטל השבחה ייעודי בסביבת התחנות והסדר שיאפשר פיתוח של שימושים סחירים מעל התחנות והדיפואים (Land Value Capture).

מס לניהול הביקוש לנסועה לרכב פרטי בגוש דן: רמת הגודש בדרכים בישראל פוגעת משמעותית בכלכלה הישראלית. היא מתבטאת באובדן תוצר הנאמד בכ-40 מיליארד ש״ח בשנה בגין אובדן שעות עבודה ופנאי (כ-20 מיליארד בשנה) ובגין תאונות דרכים וזיהום אוויר. מעורבות הממשלה בטיפול בבעיית הגודש כוללת טיפול ניכר בצד ההיצע. בין היתר, הממשלה מקדמת מספר מיזמי תשתית עתירי נוסעים הנמצאים בשלבי ביצוע שונים ובעלות תקציבית של מיליארדי שקלים. עם זאת, הטיפול בצד ההיצע באמצעות קידום מיזמי תשתית איטי מטבעו, והוא יאפשר מענה בטווח הארוך בלבד. לכן, נדרשים צעדים לשיפור התחבורה גם בטווח הקצר והבינוני, על ידי עידוד אקטיבי של מעבר מנסיעה יחידנית ברכב פרטי לנסיעה בתחבורה ציבורית או שיתופית. צעדים אלו כוללים: הטלת מס לשיקוף העלויות החיצוניות של נסיעה בשעות העומס, מעבר לתחבורה גמישה, כך שיתאפשר לשירות מותאם ביקוש לעצור שלא בתחנות אוטובוס בלבד ולגבות תשלום מכל נוסע בנפרד; הקמת יחידת אכיפה לנתיבי תחבורה ציבורית במשרד התחבורה; קידום פרויקט נתיבים מהירים שיאפשרו הגעה נוחה למטרופולין דן; ושינוי מדיניות החניה, כך שתתאפשר התאמה של המחיר לביקוש לחניה.

עידוד הליכי התחדשות עירונית: כמות הקרקע הפנויה באזורי הביקוש במדינת ישראל נמוכה ביותר. במצב כיום האפשרות ליצור בנייה חדשה באזורי הביקוש הולכת ומתמעטת. המענה המרכזי לבעיה היא התחדשות עירונית המאפשרת הריסה של בניינים ישנים ובנייתם מחדש, או חיזוק והגדלה של מבנים קיימים תוך הוספה של יחידות דיור רבות. בנוסף, ההתחדשות העירונית משפרת את רמת החיים של הדיירים הקיימים בהגדלת הדירה שלהם ובשיפור כלל סביבת המגורים. הצעדים מבקשים לתת מענה לשלושת הגורמים המרכזיים בפרויקטים של התחדשות עירונית: היזם, בעלי הדירות והרשות המקומית. הצעדים נותנים ודאות ליזם ולרשות המקומית בשיעור היטלי ההשבחה, מחלישים את כוחם של דיירים סרבנים ומגינים על הדיירים מפני בעיות אפשריות.

תוכנית רוחבית לפתיחת המשק לייבוא והפחתת יוקר המחיה: במטרה להביא להפחתת יוקר המחיה ולהגדלת הפריון ובמטרה להציב את ישראל לצד המדינות המפותחות, מוצע לקדם תוכנית רוחבית להסרת חסמי סחר בייבוא. התוכנית תתמודד עם החסמים העיקריים בייבוא – רגולציה ייחודית לישראל השונה מהמקובל במדינות מפותחות, משטר אכיפה שאינו תואם לנעשה בעולם המערבי ומחייב אישור ובדיקה מקדימה של רוב המוצרים, וחסמים לייבוא מקביל. זאת במגוון רחב של תחומים: מוצרי חשמל, מוצרי ילדים, מזון, תמרוקים ועוד. במסגרת הרפורמה יהיה ניתן לייבא מוצרים העומדים בתקינה בין-לאומית במסלול של הצהרה, ללא צורך בהתאמות לרגולציה הישראלית וללא צורך באישורים מוקדמים. ממסלול ההצהרה יוחרגו מוצרים המוגדרים כרגישים במיוחד כמו בשר ומזון לתינוקות. הרפורמה תצא לפועל במספר פעימות החל מהשנה הראשונה לתחילת הרפורמה וצפויה לחסוך לציבור כ-5 מיליארד ש״ח בשנה.

תכנית להגברת התחרות בחקלאות: בעשורים האחרונים מחירי הפירות והירקות עלו בכ-100 אחוזים ובכ-80 אחוזים בהתאמה. עליית המחירים הקטינה את צריכת הפירות והירקות לנפש, אשר ירדה בתקופה זו בכ-20 אחוזים. כמו כן, מחירי הביצים בישראל הם מהגבוהים בעולם, לכן מוצע לקדם תוכנית להגברת התחרות בענף החקלאות דרך ייבוא מוצרים מן הצומח וביצים. התוכנית כוללת הפחתת מכסים רוחבית עבור מוצרי הביצים, הפירות, הירקות ומוצרי חקלאות נוספים. בנוסף, התוכנית כוללת צמצום רגולציה לייבוא פירות וירקות באמצעות אימוץ תקינה אירופאית. צעד זה צפוי להגדיל באופן משמעותי את מגוון המוצרים החקלאיים הזמינים לצרכנים. התוכנית תתפרס על פני חמש שנים, והיא צפויה להוריד את מחירי הפירות והירקות באופן משמעותי, וכן את מחירי הביצים במעל 25 אחוזים; סך החיסכון לצרכן הישראלי צפוי לעמוד על כ-2.7 מיליארד ש״ח בשנה.

התוכנית הלאומית לשיפור הרגולציה: מטרתה להביא לשיפור בצמיחה ובפריון באמצעות הפחתת הנטל הרגולטורי העודף על העסקים וקידום רגולציה חכמה; לחוקק את חוק יסודות הרגולציה שימסד תשתיות ארוכות טווח לגיבוש

רגולציה בישראל ולהקמת רשות רגולציה שתפקח על תהליכי קביעת רגולציה חדשה ותפעל להפחתת הנטל הרגולטורי העודף. במסגרת החוק ייקבעו עקרונות לרגולציה מיטבית, ביניהם ניהול סיכונים, התבססות על סטנדרטים בין-לאומיים, קידום כלכלה תחרותית, הפחתת יוקר המחייה ורגולציה המותאמת לעסקים קטנים ובינוניים. התוכנית צפויה להקל על המגזר העסקי ביציאה ממשבר הקורונה ולהביא לצמיחה בתוצר לנפש של כ-6 אחוזים תוך עשור, בשווי של כ-75 מיליארד שקל.

קידום הבנקאות הפתוחה בישראל – הסדרת פעילות שירות מידע פיננסי– אחד החסמים המשמעותיים להגברת התחרות במערכת הבנקאית בפרט והפיננסית בכלל הוא המונופול בו מחזיקים הגופים הפיננסיים על המידע הפיננסי של לקוחותיהם. החוק החדש יחייב גופים פיננסיים שונים להעביר מידע של לקוחות ביניהם ולגופים טכנולוגיים חדשניים בהסכמתם של הלקוחות. הגופים החדשים יוכלו להציג ללקוחות את השירותים הפיננסיים שהם צורכים, כמה בדיוק הם משלמים עליהם וכמה הם יכולים לחסוך אם יעברו לספק אחר. כך למעשה יהפכו ליועץ הפיננסי האובייקטיבי, הדיגיטלי האישי שלהם. מדובר במעין "ZAP בנקאי" אשר יחזק את הלקוחות אל מול הגופים הפיננסיים, יקדם כניסת גופים פיננסיים טכנולוגיים מתקדמים (פינטקים) לשוק, יגביר את התחרות במערכת הבנקאית ויפחית את הוצאות משקי הבית והעסקים הקטנים למערכת הבנקאית.

התוכנית לגמישות הניהולית במערכת החינוך – כדי להביא לשיפור ביעילות מערכת החינוך, משרדי החינוך והאוצר מקדמים תוכנית להעברת סמכויות למנהלי בתי הספר, המכירים מקרוב את התלמיד ואת צרכיו הייחודיים. הסמכויות יותאמו בשלושה מישורים: במישור התקציבי, הפדגוגי וביחס לארגון הלימודים. הסמכויות יינתנו בהתאם למאפייני בית הספר והרשות המקומית, תוך מדידת תפוקות והתאמת מענים. התוכנית תיושם באופן הדרגתי ובתוך חמש שנים היא תחול בפריסה ארצית. התוכנית מצטרפת למגמה העולמית המרכזית בעולם החינוך בשנים האחרונות, והיא צפויה להביא את מערכת החינוך בישראל להיות מובילה, מתקדמת ומותאמת לצורכי כל תלמיד ותלמיד.

תוכניות נוספות

תעסוקה והון אנושי

- שיפור ההון האנושי בישראל
- הקלה על מעונות יום פרטיים לפעוטות.

פיתוח תשתיות תחבורה ודיור

- קידום תשתיות לאומיות
- שכירות מוסדית ארוכת טווח
- הוספת אלפי יחידות דיור בטווח הקצר על ידי ייעול השימוש בשטחי תעסוקה
- האצת עבודת הממשלה להגדלת היצע הדיור
- קידום תשתיות וניהול סיכוני שיטפונות.

פיתוח תשתיות טכנולוגיות

- קידום אנרגיות מתחדשות ואנרגיה נקיה
- קידום פרישת תשתיות תקשורת מתקדמות והפחתת החשיפה לקרינה בלתי מייננת

- שינויים מבניים במשק הגז הטבעי
- אספקת חשמל לגוש דן
- תוכנית לאומית לקידום צמיחת ענף ההייטק והמובילות הטכנולוגית של מדינת ישראל.

חיזוק התחרות

- קידום שוק התשלומים בישראל – הסדרת העיסוק בשירותי תשלום
- רפורמה בשירותי הדואר בישראל
- ייעול מערך הכשרות.

הפחתת רגולציה

- תוכנית לאומית לשיפור הרגולציה
- ייעול הליכי הרגולציה במשרד להגנת הסביבה
- האצת הפעילות הכלכלית במשק על ידי צמצום נטל האסדרה על עסקים טעוני רישיון
- האצה והפחתת רגולציה בענף הבנייה
- איזון ושיפור מערך הרגולציה ברשות הכבאות וההצלה
- התאמת החקיקה לעידן הדיגיטלי
- קידום ייצוא הקנביס הרפואי.

שיפור השירותים הציבוריים

- התוכנית לגמישות הניהולית במערכת החינוך
- ייעול מערכת המשפט
- ייעול הקצאת משאבי המדינה בתחום הבריאות
- עריכת דיונים משפטיים בהם משתתף עצור או אסיר באמצעות היוועדות חזותית.

ייעול המגזר הממשלתי

- הסדרת כללי ההתחשבנות בין קופות החולים לבתי החולים לשנים 2021 עד 2025
- קידום המעבר הממשלתי לענן ציבורי
- שיפור התחבורה הציבורית בטווח קצר
- הקלות ברגולציה של החברות הממשלתיות.

הצעת התקציב לשנת הכספים 2022

מסגרות ההוצאה

הצעת תקציב המדינה ברוטו לשנת הכספים 2022, הכוללת את ההוצאה המותנית בהכנסה, מסתכמת בכ-604.3 מיליארד ש"ח.

ההוצאה התקציבית לחישוב מגבלת ההוצאה בשנת הכספים 2022 עומדת על כ-452.5 מיליארד ש"ח.

ההוצאה התקציבית לשנת הכספים 2022, כהגדרתה לחישוב מגבלת ההוצאה ובניכוי הוצאות התכנית הכלכלית, גבוהה במונחים נומינליים בכ-4.7 אחוזים מההוצאה התקציבית לחישוב מגבלת ההוצאה לשנת 2021. גידול זה בסך של כ-20.2 מיליארד ש"ח בהתאם לכלל ההוצאה, מורכב מתוספת של 11.3 מיליארד ש"ח כתוצאה מהרכיב הריאלי המושפע מגידול האוכלוסייה ומהפער בין יעד יחס החוב לתוצר בגובה 50 אחוזים לבין יחס החוב לתוצר כפי שפורסם רשמית עבור שנת 2020, בגובה 72.4 אחוזים. יתרת התוספת בהוצאה התקציבית, בסך של כ-8.9 מיליארד ש"ח, נובעת מהצמדת מחירים של 2 אחוזים, בהתאם לאמצע תחום יציבות המחירים המהווה את מרכז יעד האינפלציה של בנק ישראל. בהשוואה לשנת 2019 עבורה חוקק חוק התקציב האחרון, גדלה ההוצאה התקציבית לשנת הכספים 2022, כהגדרתה לחישוב מגבלת ההוצאה, בכ-13.9 אחוזים במונחים נומינליים, שהם 55.1 מיליארד ש"ח.

השינויים בהצעת התקציב

בהתאם למדיניות הממשלה למחויבויות הקיימות, עיקר הגידולים בתקציב המדינה לשנת 2022 יהיו בתחבורה, בחינוך, בבריאות, בביטחון, בתשלומי הריבית ובביטוח הלאומי.

להלן עיקרי השינויים בהצעת התקציב לשנת הכספים 2022 בהשוואה לשנת 2019 עבורה חוקק חוק התקציב האחרון:

במונחי הוצאה נטו, הגידולים הבולטים בתקציב המדינה בשנת הכספים 2022 כוללים, בהשוואה לשנת 2019: גידול בתקציב משרד התחבורה בהיקף של כ-15.9 מיליארד ש"ח (כ-5.3 מיליארד בממוצע לשנה); גידול בתקציב משרד החינוך בהיקף של כ-7.9 מיליארד ש"ח (כ-2.6 מיליארד בממוצע לשנה); גידול בתקציב משרד הבריאות בהיקף של כ-6.1 מיליארד ש"ח (כ-2.0 מיליארד בממוצע לשנה); גידול בתקציב משרד הביטחון בהיקף של כ-4.5 מיליארד ש"ח (כ-1.5 מיליארד בממוצע לשנה); גידול בתקציב תשלומי הריבית בהיקף של כ-3.8 מיליארד ש"ח (כ-1.3 מיליארד בממוצע לשנה); וכן גידול בתקציב הביטוח הלאומי בהיקף של כ-3.4 מיליארד ש"ח (כ-1.1 מיליארד בממוצע לשנה).

ההוצאה על צריכה אזרחית לשנת הכספים 2022 תגדל בכ-14.7 אחוזים בהשוואה לזו שבחוק התקציב לשנת 2019 (בכ-4.7 אחוזים בממוצע לשנה). גידול זה מוסבר בחלקו בגידולים הדמוגרפיים המצריכים תוספת תקציבית לשירותים ממשלתיים שונים ובראשם במערכות החינוך, הבריאות והרווחה. סיבה נוספת לגידול זה היא מדיניות הממשלה להרחיב ולהעמיק את השירותים הציבוריים תוך שיפור איכות השירות הניתן לאזרח.

תשלומי ההעברה והתמיכות יגדלו בשנת הכספים 2022 בשיעור של כ-11.0 אחוזים בהשוואה לאלו שבחוק התקציב לשנת הכספים 2019 (בכ-3.5 אחוזים בממוצע לשנה). גידול בתשלומי ההעברה והתמיכות נובעים ממדיניות הממשלה בנוגע להגדלה של קצבאות הנכות, השלמת ההכנסה לקשישים, הגדלת גבובה ההכנסה שאינה מובאת בחשבון לצורך חישוב קצבת אזרח ותיק בגיל המותנה, מתן תוספות חדשות לסל שירותי הבריאות וסבסוד צהרונים.

הוצאות הצריכה הביטחונית לשנת הכספים 2022 תגדל בכ-6.9 אחוזים בהשוואה לאלו שבחוק התקציב לשנת 2019 (בכ-2.2 אחוזים בממוצע לשנה).

השקעות ומתן האשראי יגדלו בשנת הכספים 2022 בשיעור של כ-51.0 אחוזים בהשוואה לאלו שבחוק התקציב לשנת 2019 (בכ-14.7 אחוזים בממוצע לשנה). הגידול בתקציב ההשקעות בשנת 2022 כולל צפי להאצה בקצבי הביצוע של פרויקטים בתחום הסעת ההמונים ומשמעויות תקציביות של תוכנית החומש לפיתוח כבישים.

תשלומי הריבית יגדלו בשנת הכספים 2022 בשיעור של כ-9.7 אחוזים בהשוואה לאלו שבחוק התקציב לשנת 2019 (בכ-3.1 אחוזים בממוצע לשנה). רכיב משמעותי מהגידול בתשלומי הקרן נובע מהגידול המשמעותי בהיקף נטילת החוב לצורך מימון הוצאות התוכנית הכלכלית. הגידול הצפוי ברכיב ההוצאה על תשלומי ריבית הוא שבירת מגמה ביחס ליציבות בתשלומי הריבית עד בשנים שקדמו לשנת 2019, והוא צפוי להגביל את יכולת הממשלה להעביר תקציבים להגדלת שימושים אזרחיים.

תשלומי הקרן (החזרי קרן ההלוואות), למעט החזרי קרן למוסד לביטוח לאומי, יגדלו בשנת הכספים 2022 בכ-34.4 אחוזים בהשוואה לאלו שבחוק התקציב לשנת הכספים 2019 (בכ-10.4 אחוזים בממוצע לשנה). השינויים בתשלומי הקרן הם פועל יוצא של מבנה לוחות הסילוקין של החוב ועשויים להיות תנודתיים משנה לשנה. רכיב משמעותי מהגידול בתשלומי הקרן נובע מהגידול המשמעותי בהיקף נטילת החוב לצורך מימון הוצאות התוכנית הכלכלית להתמודדות עם התפשטות נגיף הקורונה. תשלומים אלה אינם כלולים בחישוב הגירעון ובחישוב ההוצאה המותרת לפי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992.

תוכנית התקציב הרב-שנתית לשנים 2022 עד 2025

בהתאם להוראות סעיף 40א לחוק יסודות התקציב התשמ"ה-1985 (להלן – החוק), על הממשלה להניח על שולחן הכנסת את תוכנית התקציב הרב-שנתית יחד עם הצעת חוק התקציב השנתי. תוכנית תקציב רב-שנתית זו מתייחסת לשנים 2022 עד 2025. ביחס לתקציב לשנת 2021 מוצגים בתוכנית רב-שנתית זו שלוש שנות תקציב שהן 2022–2024, וביחס לשנת התקציב 2022 מוצגים בתוכנית זו שלוש שנות תקציב שהן 2023–2025.

בהתאם להוראות החוק, תוכנית התקציב התלת-שנתית (להלן – **הנומרטור**) כוללת, עבור כל אחת משנות התקציב הנכללות בה: תחזית צמיחה, סכום ההוצאה הממשלתית הצפויה, תחזית הכנסות המדינה, תחזית הגירעון הכולל, מגבלת ההוצאה המותרת, סכום הגירעון המותר וכן את ההפרשים בין סכום ההוצאה הממשלתית הצפויה למגבלת ההוצאה המותרת (להלן – **התאמות בצד ההוצאה**) ובין תחזית הגירעון הכולל וסכום הגירעון המותר (להלן – **התאמות בצד ההכנסה**). בנוסף, התוכנית כוללת פירוט על המגבלות הפיסקאליות הקבועות בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית התשנ"ב-1992 (להלן – **חוק המסגרות**), וכן את ההנחות העיקריות ששימשו לבניית אומדן הוצאות הממשלה ותחזית ההכנסות ממיסים.

בהתאם לסעיף 40א לחוק, הממשלה לא תתמוך בחקיקה, לא תקדם הוראות מנהל, תקנות, חוזים או התחייבויות אחרות שבביצוען כרוכה הגדלה של ההוצאה הממשלתית או הפחתה של הכנסות המדינה אשר יביאו לחריגה מהמסגרות הפיסקאליות הקבועות בחוק המסגרות, אלא בביצוע פעולות מאזנות שישמשו מקור תקציבי. הוראה זו מקבלת תמיכה מקצועית בקרב המוסדות הכלכליים הבין-לאומיים, המציינים לחיוב את השפעתה על התחזקות יציבותה הכלכלית של הממשלה בטווח הבינוני וכן את הגברת השקיפות התקציבית הנובעת מפרסום אומדני ההוצאות וההכנסות במתכונת רב-שנתית.

כידוע, החל משנת 2020 חלו שינויים משמעותיים במשק, בעקבות התפשטות נגיף הקורונה בישראל ובעולם. תקופה זו מאופיינת בחוסר ודאות משמעותי, הן לגבי ההיבטים הבריאותיים של התפשטות הנגיף הן לגבי המשמעויות וההשפעות הישירות והעקיפות על הכלכלה. השינויים הנדרשים מעת לעת, בהתאם להתפתחות התחלואה, במדיניות הריחוק החברתי למניעת ההדבקה בישראל ובמדיניות המגבלות על מקומות תעסוקה, מחריפים את חוסר הוודאות. שינויים משמעותיים אלו משפיעים בצורה ישירה ומשמעותית גם על הנתונים הכלכליים, ובזאת גם על תחזיות הצמיחה וההכנסה של המשק בשנים הקרובות. כך לדוגמה, השיפור המהיר בנתוני התחלואה שחל ברבעון השני לשנת 2021, תרם להעלאת תחזיות הצמיחה וההכנסות. לחלופין, חזרה אפשרית של נתוני תחלואה וכניסת המשק להגבלות חדשות, עשויה להוביל לשינוי בנתוני המקרו, בתחזיות ועוד.

בנוסף, מדינת ישראל התנהלה בשנת 2020 במתכונת של תקציב המשכי ללא אישור חוק תקציב, ועודנה מתנהלת במסגרת זו גם עד שלב זה בשנת 2021. התקציב ההמשכי מגביל את יכולת הממשלה להרחיב את ההוצאה ולהתחייב לשנים הבאות, מתוך הבנה כי הממשלה הנכנסת תקבע את סדר עדיפויותיה עם חקיקת חוק התקציב. לכן, לתקציב ההמשכי השפעה מרסנת על גידול הוצאות הממשלה, ובמיוחד ביחס לשנות התוכנית התלת-שנתית.

לנוחות הקוראים נתוני תוכנית התקציב הרב-שנתית מוצגים גם באתר משרד האוצר בלינק:
https://www.gov.il/he/departments/general/budget-plan-multi-years

כלל הנתונים מוצגים במחירים שוטפים כל עוד לא צוין במפורש אחרת.

תוכנית התקציב הרב-שנתית לשנים 2022 עד 2025

יציבות פיסקאלית ושמירה על אמינותה הפיסקאלית של הממשלה הם תנאים הכרחיים ליציבותו הכלכלית של המשק וליכולתה של הממשלה להתמודד בהצלחה עם זעזועים כלכליים. כפי שניתן לראות גם בהתמודדות עם נגיף הקורונה, שמירה על אחריות פיסקאלית בשני העשורים האחרונים הביאה את מדינת ישראל ליכולת להגיב למשבר במהירות ובצורה איכותית, כאשר תנאי הפתיחה הטובים אפשרו להפעיל מדיניות אנטי מחזורית בשעת המשבר, וכך לתמוך במשק ולמתן את הפגיעה בו.

ההתמודדות עם הקורונה הביאה לעלייה חדה ביחס החוב תוצר של מדינת ישראל בשנת 2020 לרמה של 72.4 אחוזים, וכתוצאה מכך לעלייה בתשלומי הריבית בשנים הבאות, ביחס לתשלומים לפני המשבר. מסיבה זו, ההשלכות התקציביות והפיסקאליות של המשבר ימשיכו ללוות את המשק גם שנים רבות לאחר ההתגברות על המשבר הבריאותי. אם בשנים 2014–2019 ירדו תשלומי הריבית כאחוז מביצוע התקציב, הוצאות אלו צפויות לגדול בשנות התקציב הקרובות ולתפוס נתח משמעותי יותר ממסגרת ההוצאה התקציבית. על מנת להבטיח את מוכנותה של מדינת ישראל לקראת האתגרים שעוד נכונו למשק הישראלי בשנה הקרובה ובשנים הבאות, ישנה חשיבות רבה בחזרה לתוואי מדיניות אחראי מבחינה פיסקאלית.

העדכונים המשמעותיים בתוכנית קשורים באופן ישיר למשבר הקורונה ולהתנהלות ללא תקציב מאושר בשנים 2020 ו-2021. כאמור, התנהלות במהלך שנה שלא נתקבל בה חוק תקציב מרסנת את מסגרת ההוצאה של הממשלה ומגבילה את היכולת לבצע הוצאות שוטפות וליצור התחייבויות בסיסיות לשנים הבאות, זאת בהתאם למדרג הקבוע בסעיף 3ב(ב) לחוק היסוד: משק המדינה. בנוסף, בחודש יוני 2021 הוקמה הממשלה ה-36 וזו פעלה לקידום אישור תקציב המדינה. במסגרת זו, בתחילת חודש אוגוסט 2021, אישרה הממשלה את תוכנית התקציב לשנים 2021 ו-2022. בתוכנית זו מובאים בחשבון ההחלטות שהתקבלו על ידי הממשלה במסגרת אישור התקציב האמור, ביניהן התוספות התקציביות שהתקבלו במשרדי הממשלה השונים ויישום תוכניות ארוכות טווח עליהן החליטה הממשלה, לרבות פרויקטי בינוי ותשתיות, חיזוק מערכת הבריאות והחינוך, התוספות התקציביות למשרד הביטחון ועוד.

על פי המסגרת החוקית הקיימת כיום והתחזיות העדכניות לגבי מחויבויותיה התקציביות של הממשלה ולגבי הכנסות המדינה לשנים 2023 עד 2025, עדיין יידרשו צעדי התאמה בכל אחת מהשנים האמורות לצורך עמידה במגבלת ההוצאה ולצורך התכנסות לתקרת הגירעון הקבועה בחוק, זאת בהתאם לנתונים הידועים נכון למועד זה ובהתאם למתואר בטבלה שלהלן.

כמו כן, **ההוצאות השוטפות של הממשלה המצוינות להלן אינן כוללות הוצאות חד-פעמיות כחלק מתוכנית ההתמודדות עם התפרצות נגיף הקורונה**. יצוין כי בתיקון מס' 18 לחוק המסגרות תוקנה גם מגבלת ההוצאה לשנת 2021, לשם מימון ההוצאות הדרושות להתמודדות עם משבר הקורונה, אשר עוגנו בחוק התוכנית לסיוע כלכלי (נגיף הקורונה החדש)(הוראת שעה), התש"ף-2020. בהתאם לתיקון האמור, הגידול בסכום ההוצאה הממשלתית לשם מימון ההוצאות הדרושות להתמודדות עם משבר הקורונה לא יעלה על 12.69 אחוזים מסכום ההוצאה הממשלתית בשנת התקציב 2020, ולא יובא בחשבון כחלק מסכום ההוצאה הממשלתית בשנת 2021 לצורך השנים הבאות (להלן – **שיעור הוצאות להתמודדות עם משבר הקורונה בשנת 2021**).

(במיליארדי ש"ח)	2022	2023	2024	2025
סך מחויבויות הממשלה*	**452.5**	**482.6**	**498.0**	**512.8**
מגבלת ההוצאה המותרת על-פי חוק המסגרות	**452.5**	**466.7**	**482.5**	**502.8**
--	----------	----------	----------	----------
ההתאמות הנדרשות לצורך עמידה במגבלת ההוצאה	**0.0**	**15.9**	**15.5**	**10.0**
--	----------	----------	----------	----------
ההוצאה לחישוב מגבלת הגירעון	**451.7**	**465.9**	**481.6**	**501.8**
תחזית הכנסות המדינה (תרחיש בסיס)**	**396.9**	**419.0**	**439.3**	**460.5**
--	----------	----------	----------	----------
גירעון חזוי בעת התכנסות למגבלת הוצאה	54.8	46.9	42.3	41.3
גירעון מותר על-פי חוק המסגרות	54.8	45.7	39.4	32.2
--	----------	----------	----------	----------
צעדי התכנסות נדרשים לצורך עמידה בגירעון המותר	**0.0**	**1.2**	**3.0**	**9.1**
--	----------	----------	----------	----------
סך צעדי ההתכנסות הנדרשים	**0.0**	**17.1**	**18.5**	**19.0**
גירעון ללא ביצוע צעדי התאמה (ללא קורונה)	3.5%	3.8%	3.4%	2.8%
גירעון תוצאתי בהינתן התכנסות למגבלת ההוצאה (ללא קורונה)	**3.5%**	**2.9%**	**2.5%**	**2.3%**
גירעון מותר באחוזי תוצר	3.50%	2.75%	2.25%	1.75%
--	----------	----------	----------	----------
תוספת הוצאות קורונה	6.7	2.2	0.9	0.3
גירעון בהינתן התכנסות למגבלת ההוצאה כולל הוצאות קורונה	**3.9%**	**3.0%**	**2.5%**	**2.3%**

* סך מחויבות הממשלה לא כולל הוצאות בגין התמודדות עם נגיף הקורונה

** תחזיות המקרו וההכנסות ששימשו להכנת לוח זה משקפים את תרחיש הבסיס

*** ראו התייחסות לפריסת הוצאות קורונה להלן. יצוין כי מדובר בתוספת הוצאות קורונה שאינה מעוגנת כרגע בחוק המסגרות וכי היא מבוססת על התחייבויות לענייני האצה שקודמו בשנת 2020, אשר חויבו במסגרת התקציב ההמשכי לשנת 2020, ויהיה צורך לתקצבן בשנים 2022 עד 2025, לפי העניין.

על פי חוק המסגרות ולנוכח התחזיות המקרו-כלכליות הנוכחיות, הגידול השנתי הנומינלי הממוצע המותר בתקציב המדינה בין השנים 2022 עד 2025 יעמוד על סכום של כ-16.7 מיליארד ש"ח, כך שמגבלת ההוצאה המותרת צפויה לגדול מ-412.3 מיליארד ש"ח בשנת 2020, לכ-432.3 מיליארד ש"ח בשנת 2021, לכ-452.5 מיליארד ש"ח בשנת 2022, לכ-466.7 מיליארד ש"ח בשנת 2023, לכ-482.5 מיליארד ש"ח בשנת 2024 ולכ- 502.8 בשנת 2025. האמור לעיל הוא בהתאם לנוסחת מגבלת ההוצאה אשר עומדת בממוצע בשנים 2021 עד 2025, בהינתן הפרמטרים הנכללים בה, על שיעור גידול ריאלי של כ-2.7 אחוזים בשנה. מגבלת ההוצאה גבוהה בפרסום הנוכחי ממה שהייתה בפרסום הקודם, בעקבות העדכון הצפוי של נוסחת ההצמדה הנומינלית, כך שבשנים 2021 ו-2022 הרכיב הריאלי במגבלת ההוצאה

יוצמד לאמצע יעד האינפלציה, כלומר 2 אחוזים, חלף ממוצע מדד המחירים לצרכן בפועל, בשלוש השנים הקודמות לשנת התקציב. כמו כן, התחזית עודכנה לאור עדכון נתוני הצמיחה שהתפרסמו בחודש אוגוסט 2021 וכן בשל עדכון ביצוע תקציב 2020, אשר הוביל לעדכון יחס החוב תוצר לשנה זו אשר משפיע על רכיב הגידול הריאלי.

הוצאות הממשלה בשנים 2022 עד 2025 (כאמור, ללא הוצאות חד-פעמיות לצורך התמודדות עם הקורונה) מביאות בחשבון את כלל ההוצאות שהממשלה מחויבת אליהן, בהן: הוצאות הנובעות מחקיקה, החלטות הממשלה, פסיקה של בתי משפט והסכמים המחייבים את המדינה. היקף הוצאות הממשלה בשנים 2022 עד 2025 הוא היקף המחויבויות הידועות, נכון למועד פרסום זה, בהנחה שבמהלך שנות התקציב הרלוונטיות לא יבוצעו שינויי מדיניות יזומים או כתגובה לאירועים אקסוגניים. דהיינו, הנתונים מוצגים בהנחה של עמידה בסעיף 40א לחוק, הקובע כי במצב הקיים של חריגה מהמגבלות הפיסקאליות הקבועות בחוק המסגרות, אין לקבל החלטות על מחויבויות חדשות ללא נקיטה בפעולה מאזנת כהגדרתה בסעיף האמור.

צעדי ההתכנסות האפשריים בצד ההוצאה הם הפחתה של הוצאות הממשלה בתחומים האזרחיים או הביטחוניים. בנוסף לכך, ככל שהממשלה תקבע תקרת גירעון נמוכה יותר ותעמוד בה, כך נטל תשלומי הריבית בגין החזרי חוב בשנים הבאות יפחת באופן שייצור חיסכון תקציבי, אשר ימתן את הצורך לבצע הפחתות בתקציבים האזרחיים או הביטחוניים. יחד עם זאת, יש לציין כי בשלב זה צפוי בשנים הבאות גידול בתשלומי הריבית ביחס לשנים האחרונות, הנובע מהשפעות הקורונה והצורך לגייס סכומי כסף משמעותיים, כדי לפצות על הירידה בהכנסות ולאפשר את הוצאות התקציב והתוכניות הכלכליות להתמודדות עם הקורונה.

צעדי ההתכנסות האפשריים בצד ההכנסה הם הרחבת בסיס המס, דהיינו: ביטול פטורים קיימים במערכת המס, העלאה של שיעורי המס הקיימים, הטלת מס על מוצרים בעלי השפעה חיצונית שלילית וכן הרחבת בסיס הגבייה באמצעות טיפול בפרצות מס.

הוצאות הממשלה בטווח הבינוני

(במיליארדי ש"ח)	2022	2023	2024	2025
סך הוצאות הממשלה	**452.5**	**482.6**	**498.0**	**512.8**
הביטחון והסדר הציבורי	94.3	98.1	101.0	104.3
השירותים החברתיים	199.2	213.8	225.0	234.4
תשתיות	43.7	48.5	46.5	45.9
משרדי המטה	23.0	25.6	24.6	24.8
ענפי המשק	34.2	35.3	36.5	37.7
החזרי חוב (ריבית וקרן בטל"א)	58.1	61.4	64.3	65.8
מגבלת ההוצאה המותרת על-פי חוק המסגרות	**452.5**	**482.6**	**498.0**	**512.8**

עיקרי השינויים בתוכנית התקציב הרב-שנתית

מסמך זה, כאמור, הוא עדכון של תמונת המצב הפיסקאלית לשנים 2022 עד 2025 תוך התייחסות לשינויים העיקריים שהתרחשו ממועד הגשת הפרסום הקודם לממשלה במרץ 2021 ועד למועד פרסום מסמך זה.

התנהלות בתקציב המשכי לאורך כל שנת 2020 ועד למועד זה במהלך שנת 2021, לצד התפרצות הקורונה, הביאה לשינויים בהיקף המחויבויות הצפוי של הממשלה, מאחר שחלק מהתקופה הייתה תקופת בחירות, ובשים לב לריסון החל בתקופה כאמור, התקבלו מעט החלטות חדשות, למעט לצורך ההתמודדות עם הקורונה. בנוסף, ההתמודדות הממשלתית עם הקורונה הביאה לדחייה של פרויקטים שונים ולצמצום הפעילות הממשלתית. לעומת זאת, ישנן הוצאות שגדלו בעקבות ההתמודדות עם הקורונה, כגון: האצת ביצוע בפרויקטי תשתיות אשר התאפשרה בעקבות הירידה בנסועה והסגרים, עדכון בהוצאות הריבית ושינוי משמעותי במצב שוק התעסוקה, אשר השפיעו בעיקר על מדדי המחירים. בעדכון זה נלקחה בחשבון גם העובדה כי הממשלה שקמה בחודש יוני 2021 אישרה את תקציבה בתחילת חודש אוגוסט 2021. כמו כן, בתוכנית זו מובאות תוכניות עבודה מתוכננות של הממשלה אשר החלטה בעניינן התקבלה עד מועד אישור התקציב.

להלן השינויים בהוצאה הממשלתית בשנים 2022 עד 2025, כפי שהם באים לידי ביטוי בכל אחד מאשכולות התקציב השונים:

(במיליארדי ש״ח)	2022	2023	2024
סך ההוצאה הממשלתית בפרסום הקודם (מרץ 2021)	447.2	464.1	482.5
הביטחון והסדר ציבורי	0.9	1.3	1.4
השירותים החברתיים*	-0.8	4.8	7.7
התשתיות	2.3	6.8	2.6
משרדי המטה	1.0	2.7	1.5
ענפי המשק*	2.2	2.0	1.8
החזרי חוב	-0.2	0.9	0.6
סך שינוי בין פרסומים הנובע משינוי בהיקף ההוצאות*	5.3	18.5	15.5
סך ההוצאה הממשלתית בפרסום הנוכחי (אוגוסט 2021)	452.5	482.6	498.0

* הבדלים בסכומים המצרפיים, ככל שישנם, נובעים מעיגול ספרות.

הביטחון והסדר הציבורי

- קבוצת המשרדים העוסקים בביטחון ובסדר הציבורי כוללת את משרד הביטחון, המשרד לביטחון הפנים וכן הוצאות ביטחוניות אחרות. בקבוצה זו לא נכללות ההוצאות התקציביות של פרויקטי מעבר והקמה של בסיסי צה״ל לנגב.

- ההוצאה בתקציב המקורי לשנת 2019 על אשכול הביטחון והסדר הציבורי עומדת על כ-87.3 מיליארד ש״ח שהם כ-22.0 אחוזים מסך ההוצאה לשנה זו.

- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2022 עד 2025 צפויה ההוצאה על הביטחון והסדר הציבורי לגדול בכ-9.9 מיליארד ש״ח.

- עוד נכללות בקבוצת משרדים זו העלויות הצפויות לגופים נוספים במערכת הביטחון.

ביחס לפרסום הקודם, השינוי העיקרי בקבוצת המשרדים הזו הוא:

- ההוצאה הצפויה על תקציב כלל מערכת הביטחון גדלה ביחס לפרסום הקודם, בין היתר בשל הנושאים האלה:

- תוספת להוצאות שוטפות – החל משנת 2021 נוספו כ-2.3 מיליארד ש״ח לבסיס תקציב משרד הביטחון עבור הוצאותיו השוטפות.

  - יישום תוכנית ״נפש אחת״ – בשנת 2021 ניתנה תוספת של כ-300 מיליון ש״ח לתקציב הביטחון ליישום רפורמת ׳נפש אחת׳, שמטרתה להביא לשיפור הטיפול והשיקום הניתנים לנכי צה״ל ומערכת הביטחון, בדגש על נפגעי פוסט-טראומה (PTSD). בשנת 2022 עומד תקציב התוכנית על 1.2 מיליארד ש״ח.

  - תוספת של כ-80 מיליון ש״ח לתקציב החירום וההתגוננות האזרחית לפעולות התגוננות שונות, כגון צופרים, גדרות ליישובים צמודי גדר וכו׳.

  - תוספת על כ-250 מיליון ש״ח בשנת 2022 לפרויקט מיגון פרטי בעורף.

- במסגרת המאבק בפשיעה בחברה הערבית, החליטה הממשלה לפעול לחיזוק האכיפה ולהקצות משאבים לכך ישירות, לצד תקציבים נוספים שנועדו להתמודדות אזרחית עם תופעת האלימות. במסגרת כך, תוגבר תקציב המשרד לביטחון הפנים באופן שישקף גיוס מדורג של 1,100 שוטרים נוספים בשנים 2022-2023. כמו כן, התקציב ישקף את ההצטיידות, הבינוי ועלויות התפעול הכרוכות בתוספת התקינה.

השירותים החברתיים

- ההוצאה לשירותים החברתיים כוללת את הוצאות משרד החינוך, לרבות מערכת ההשכלה הגבוהה, משרד הבריאות (בתוספת השתתפות בסל בריאות), משרד הרווחה, המשרד לקליטת העלייה, משרדי המדע התרבות והספורט והרשות לזכויות ניצולי השואה.

- באשכול זה לא נכללות הוצאות בגין שירותים חברתיים של משרדים אחרים, כגון: משרד הבינוי והשיכון. כמו כן, החלק בהוצאות על שירותים חברתיים, הממומן באמצעות מיסים ייעודיים הנגבים ישירות מהציבור (מס בריאות וביטוח לאומי), אינו מופיע בתקציב המדינה, ולכן אינו נכלל באשכול זה.

- ההוצאה בתקציב המקורי לשנת 2019 על אשכול השירותים החברתיים עומדת על כ-177.8 מיליארד ש״ח שהם כ-44.7 אחוזים מסך ההוצאה.

- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2022 עד 2025 צפויה ההוצאה על שירותים החברתיים לגדול בכ-35.3 מיליארד ש״ח.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **גידול טבעי במספר התלמידים במערכת החינוך** – הגידול בתקציב משרד החינוך נובע, בין היתר, ממענה לגידול במספר התלמידים בשנתון והצורך לספק שירות לכל תלמיד במערכת החינוך.

- **בינוי כיתות לימוד במערכת החינוך** – בהחלטת הממשלה מס׳ 1848 מיום 11 באוגוסט 2016 אישרה הממשלה תכנית חומש מורחבת לבינוי כיתות לימוד לשנים 2017 עד 2021. במסגרת תכנית החומש האמורה, בשנת התקציב 2021, מתוכננות הקצאה תקציבית לכ-3,400 גנים וכיתות לימוד נוספים. סך תקציב המדינה המוקצה לבינוי כיתות לימוד וגני ילדים הוא סך התקציב הנדרש לתכנית החומש בניכוי השתתפות מפעל הפיס כפי שנקבע בהיתר שניתן למפעל הפיס לערוך הגרלות בהתאם לחוק העונשין, התשל״ז-1977. כמענה להמשך הגידול הטבעי במערכת

החינוך יהיה צורך בתכנית חדשה לבינוי כיתות. על אף שטרם גובשה תכנית חדשה כאמור, וטרם התקבלה החלטה ביחס למקורות המימון שלה, הנתונים בתכנית התלת שנתית משקפים הנחה כי התכנית שתאושר תהיה בהיקף ובחלוקת מקורות דומים לתכנית שמסתיימת בשנת 2021.

- **גידול בסל הבריאות** – במסגרת חוק ביטוח בריאות ממלכתי, התשנ״ד-1994 (להלן – חוק ביטוח בריאות ממלכתי), אזרחי מדינת ישראל זכאים לקבל סל שירותי בריאות הממומן משלושה מקורות: תשלום מס בריאות, השלמת עלות הסל מתקציב המדינה והשתתפות עצמית נורמטיבית (6.45%). סל הבריאות מקודם לפי פרמטרים קבועים של מחירים, דמוגרפיה וטכנולוגיות ולפי תוספות שנקבעו בהחלטות הממשלה. לעניין שנת 2021 ראו החלטה מס׳ 851 מיום 1 במרץ 2021.

- **שירותים מכוח תוספת שלישית לחוק ביטוח בריאות ממלכתי** – במסגרת חוק ביטוח בריאות ממלכתי נקבעו מגוון שירותים המסופקים על ידי משרד הבריאות ובהם טיפולי שיקום וניידות, שיקום נכי נפש, גריאטריה ועוד. הצורך בשירותים אלו עולה עם הגידול הדמוגרפי.

- **השתתפות המדינה בגביית הביטוח הלאומי** – בשל השינויים במספר המועסקים במשק ובשכר הממוצע ולפי חוק הביטוח הלאומי [נוסח משולב] התשנ״ה-1995 (להלן – חוק הביטוח הלאומי), משתנה סכום דמי הביטוח הלאומי שנגבה מהציבור. לפי סעיף 32 לחוק הביטוח הלאומי, אוצר המדינה משתתף בגבייה של הביטוח הלאומי, ובעקבות זאת עודכנה השתתפות המדינה.

- הסכומים אינם כוללים גידול אקסוגני בקצבאות המתוקצבות באופן מלא על ידי משרד האוצר (כגון הבטחת הכנסה) החורג מהההצמדות הרלוונטיות.

ביחס לפרסום הקודם, עיקרי השינויים בקבוצת המשרדים הזו הם:

- ההוצאה הצפויה על תקציב השירותים החברתיים עלתה בכ-3.9 מיליארד ש״ח בממוצע בשנים 2022 עד 2024 לעומת התחזית הקודמת, זאת בין היתר בעקבות עלייה בהשתתפות החזויה של המדינה בגביית ביטוח לאומי, לצד ירידה שאינה מפצה במלואה על מימון עלויות סל הבריאות מתקציב המדינה. שינויים אלו נובעים מעדכון תחזית האבטלה במשק בטווח הבינוני כלפי מטה, המשקף את היציאה המהירה של המשק ממשבר הקורונה.

- **הביטוח הלאומי** – ההקצבות לביטוח הלאומי הצטמצמו באופן ניכר ביחס למסמך הנומרטור הקודם, אשר נסמך בחלקו על נתונים חלקיים עקב השפעות מנוגדות של משבר הקורונה. עיקר העדכון כלפי מעלה בהוצאה נובע מעלייה בנפח השכר הכולל לאור הירידה באבטלה עקב היציאה מהמשבר, והשלכותיה על גובה הקצבות האוצר לביטוח הלאומי. על פי סעיף 32 לחוק הביטוח הלאומי, הקצבות אוצר המדינה למוסד לביטוח לאומי נעשות ביחס ישר לגביית דמי הביטוח, כך שאוצר המדינה מעביר לביטוח הלאומי תקציב בגובה של כ-60 אחוזים מסך הגבייה בכל שנה בגין סעיף זה בחוק.

- **סל הבריאות** – עלות סל הבריאות מקודמת כל שנה במדד יוקר הבריאות, אשר מרכיביו מעוגנים בתוספת החמישית לחוק ביטוח הבריאות הממלכתי. כמו כן, הסל מקודם על פי התפתחויות דמוגרפיות בהתאם להחלטת הממשלה מס׳ 2066 מיום 7 באוקטובר 2014 לעניין קידום דמוגרפי של סל הבריאות בהתאם לקצב גידול האוכלוסייה בפועל בשנה הקודמת. מקורות המימון של הסל הם גביית מס בריאות, השתתפויות עצמיות ותקבולים מחברות הביטוח, והיתרה ממומנת על ידי תקציב המדינה.

עיקר העדכון כלפי מטה בהוצאה נובע מעלייה בנפח השכר הכולל לאור הירידה באבטלה עקב היציאה מהמשבר, והשלכותיה על גביית מס הבריאות המהווה מקור מימון לסל.

- **הטמעת תקני קורונה במערכת הבריאות** – בעת התפרצות מגפת הקורונה נוספו מאות תקנים זמניים לתגבור מערכת הבריאות, אשר מוטמעים כעת בבסיס תקציב מערכת הבריאות.

- **הכשרות רופאים ורופאות, אחים ואחיות** – על מנת להתאים את כוח האדם הרפואי לגידול האוכלוסייה בישראל, משרד הבריאות יפעל להגדלת היקף כוח האדם המוכשר בישראל בתחומים אלה.

- **קיצור תורניות מתמחים** – משרד הבריאות יפעיל תוכנית (פיילוט) לקיצור תורניות המתמחים ברפואה.

- **תוכנית לשיפור מערך בריאות הנפש** – במסגרת תוכנית העבודה של משרד הבריאות, תופעל תוכנית להקמת תחליפי אשפוז פסיכיאטרי ושיפור סטנדרט השירות במוסדות הטיפול הקיימים.

- **העלאת קצבאות הנכות** – במסגרת תיקון מס' 200 לחוק הביטוח הלאומי, נקבע כי קצבאות הנכות יועלו באופן הדרגתי משנת 2018 ועד שנת 2021, כך שקצבת הנכות הכללית תעמוד על לפחות 3,700 ש״ח, וסך עלות העלאת הקצבאות תעמוד על 4.341 מיליארד ש״ח. לפיכך, מושלם מתווה העלאת הקצבאות לאוכלוסיית הנכים בעלות של כ-1.8 מיליארד ש״ח.

- **העלאת גמלת השלמת הכנסה** – העלאת גמלת השלמת הכנסה לקשישים בסך של כ-1.5 מיליארד ש״ח, כך שיחיד מתחת לגיל 70 יהיה זכאי לתוספת של 473 ש״ח בחודש לקצבה שתעמוד על 70 אחוזים משכר המינימום. בנוסף, תוגדל הגמלה לזוג בכ-750 ש״ח בחודש, כך שבני זוג מתחת לגיל 70 יהיו זכאים לקצבה בסך של 5,865 ש״ח בחודש.

- **הגדלת הדיסריגארד לקצבת זקנה בגיל המותנה** – קצבת זקנה מגיל פרישה ועד גיל 70 מותנית במבחן הכנסות, כך שמבוטח בטווח הגילאים הנ״ל אשר הכנסותיו מעבודה הם מעל ל-6,014 ש״ח, הדיסריגארד מקוזזת לו מקצבת הזקנה 60 אחוזים מההכנסות שמעל לדיסריגארד. במסגרת הצעדים הנלווים להעלאת גיל הפרישה לנשים, מתוכנן להגדיל את גובה הדיסריגארד ליחיד בשתי פעימות, כך שבשנת 2022 יעמוד על 6,750 ש״ח ובשנת 2023 על 7,750 ש״ח. במקביל, מוצע להגדיל את הדיסריגארד עבור יחיד עם תלוי, כך שיעלה מ-8,019 ש״ח כיום ל-9,000 ש״ח בשנת 2022 ול-10,333 בשנת 2023. העלות התקציבית של הצעדים הנ״ל מוערכת בכ-200 מיליון ש״ח בשנת 2022 ובכ-300 מיליון ש״ח בשנת 2023 ואילך.

- **העלאת 3,000 מהממתינים במחנות אתיופיה** – החל בשנת 2022, מתוכננת העלאה של כ-3,000 מהממתינים במחנות בגונדר ובאדיס אבבה.

- **הגדלת המענק השנתי לניצולי שואה** – מדינת ישראל משלמת לפי סעיף 4 לחוק הטבות לניצולי שואה מענק שנתי בסך של 3,991 ש״ח לשנה לניצולי שואה אשר אינם זכאים לתגמול חודשי לפי חוק נכי רדיפות הנאצים. בנוסף, מדינת ישראל משלמת מענק בסכום צמוד וזהה לכ-51 אלף נפגעי התנכלויות אנטישמיות וגזעניות בתקופת מלחמת העולם השנייה. כעת הוחלט להגדיל את המענק בסכום של 2,509 ש״ח, כך שיעמוד על 6,500 ש״ח. להצעה השפעה ישירה על קבוצה רחבה של כ-65 אלף ניצולי שואה זכאי מענק מכוח חוק ההטבות החיים בישראל, ולעוד 51 אלף נפגעי התנכלויות אנטישמיות וגזעניות אשר סכום המענק המשתלם להם צמוד וזהה לסכום המענק המשתלם לניצולי השואה לפי סעיף 4 לחוק ההטבות. סך העלות של הגדלת המענק הוא כ-300 מיליון שקלים לשנת 2022 ואילך.

- **הסכם שכר עם העובדים הסוציאליים** – לקראת סוף שנת 2021 צפוי להיחתם הסכם שכר עם איגוד העובדים הסוציאליים בהיקף קבוע מראש של 200 מיליון ש״ח. הסכם זה צפוי להגדיל את הוצאות משרד הרווחה בשלושה אופנים: גידול בתשלומי שכר לעובדים סוציאליים המועסקים ישירות על ידי המשרד, גידול בשיפוי שניתן

לרשויות המקומיות בגין העסקת עובדים סוציאליים, גידול בתקציב תעריפים הניתנים במיקור חוץ עקב שינוי מרכיב שכר עובדים סוציאליים בתעריפים השונים.

- **תיכנית הצהרונים** – סבסוד צהרונים בגני הילדים ובכיתות א׳–ב׳ בפריסה כלל ארצית אשר יעניקו מסגרת לימודיות וארוחה חמה בשעות אחר הצוהריים.

- **תוכנית החופשות** – סבסוד תוכנית החופשות, הפועלת במשך עשרה ימים במהלך חופשות האביב והחורף בבתי הספר ובגני הילדים.

- **חינוך לגיל הרך** – כחלק מהעברת האחריות על החינוך לגילאי לידה עד שלוש למשרד החינוך, ייבנו תהליכי הדרכה ופיקוח על מעונות היום ויבוססו תשתיות למערך הפדגוגי ולמערכי הפיקוח והבקרה.

- **גידול היקף התמיכה במו״פ יישומי** – מדינת ישראל מעודדת מחקר ופיתוח בכל שרשרת המו״פ, מהמחקר הבסיסי דרך המחקר היישומי ועד למו״פ התעשייתי. משרד המדע והטכנולוגיה אמון על חיזוק והתמיכה במחקר היישומי. המחקר היישומי הוא רכיב נדרש בהפיכת ידע בסיסי אשר נוצר בעיקרו באקדמיה, לידע אפליקטיבי יותר במהותו, כבסיס לקראת השימוש בידע זה בתעשייה. לפיכך, המשרד מפעיל תוכנית מענקי מחקר לעידוד ולחיזוק המחקר המדעי היישומי, במטרה ליצור מסה קריטית של ידע וכוח אדם בתחום. חלק משמעותי מתמיכות המשרד מבוצעות במסגרת שותפות בקרנות מחקר בין-לאומיות. הגידול בתקציב משרד המדע נובע מגידול בתחזיות ביצוע המזומן ביחס לתקציבי ההרשאה להתחייב של המשרד בשנים קודמות וכן מגידול הנובע מהסכמים רב-שנתיים עם מדינות זרות לתמיכה במו״פ יישומי.

תשתיות

- המשרדים והרשויות הנכללים באשכול התשתיות הם: משרד האנרגיה והמים, משרד התחבורה והבטיחות בדרכים, הרשות הממשלתית למים ולביוב ומשרד הבינוי והשיכון.

- ההוצאה בתקציב המקורי לשנת 2019 על אשכול התשתיות עומדת על כ-27.4 מיליארד ש״ח, שהם כ-6.9 אחוזים מסך ההוצאה.

- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2022 עד 2025 צפויה ההוצאה על התשתיות לגדול בכ-2.2 מיליארד ש״ח.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **היערכות לגביית מס לניהול הביקוש לנסיעה ברכב פרטי בגוש דן** – לקראת תחילת גביית המס בשנת 2024, תצא לביצוע תוכנית היערכות הכוללת בין היתר בניית מסופי אוטובוסים, סלילת נתיבי העדפה לאוטובוסים, בניית חניוני חנה וסע, סלילת שבילי אופניים, הגדלת קיבולת הנוסעים ברכבת ישראל ותוספת שירות משמעותית. מטרת התוכנית היא להעמיד חלופות תחבורה ציבורית ראויות לאלו שיבחרו להימנע מתשלום המס על ידי נסיעה בתחבורה הציבורית.

- **גידול בקצב הביצוע של פרויקטי תחבורה** – בשנים הקרובות יגיעו לשיאם פרויקטים משמעותיים בתחום הרכבות הכבדות, הרכבות הקלות, האוטובוסים והכבישים. הפרויקטים המרכזיים הם: חשמול מסילות הרכבת הכבדה, רשת הרכבות הקלות בירושלים (ה-JNET) ובגוש דן וחשמול תשתיות האוטובוסים. ביחס לפרויקט המטרו, מונח תקציב ראשוני לצורך המשך התקדמות בפרויקט, וזאת עד אישור התקציב בחקיקה וגיבוש תוכנית

תקציב מפורטת, בהתאם לאמור בהחלטת ממשלה מספר 200 מיום 1 באוגוסט 2021, שעניינה היערכות לאומית לפיתוח מערכת מטרו במטרופולין גוש דן.

- **שמירה על היקף אישור תוכניות רב-שנתיות** – על אף קצב הביצוע הגדל ובמטרה לשמור על מלאי פרויקטים עתידי זמין לביצוע, ימשיכו להיות מתוקצבות תוכניות רב-שנתיות בחברות הביצוע של משרד התחבורה, במטרה לשמור על יעדי משרד התחבורה ועל שירותי תחבורה נאותים.
- **גידול בתקציבי התכנון והפיתוח של משרד הבינוי והשיכון** – במסגרת מאמצי הממשלה להגדלת היצע הדיור, גדל המאמץ הממשלתי להרחבת המלאי התכנוני הזמין של תוכניות מגורים. בתוך כך הרחיבה הממשלה את עבודת התכנון לתוכניות מגורים בקרקע פרטית ובקרקע פרטית מרובת בעלים, בדגש על יישובי המיעוטים, ואת עבודתה לתוכניות להתחדשות העירונית בלב המרקם העירוני. כמו כן, גדל היקף הפעילות המסובסדת לפיתוח תשתיות ביישובי הפריפריה וביישובי המיעוטים בהתאם להחלטות הממשלה בנושא. בנוסף, עקב הארכת תוכנית השיווקים במחיר מופחת, גדל היקף סבסוד הפיתוח המוענק ביישובים שבהם ערך הקרקע אינו מאפשר מתן הנחה מספקת.
- **גידול בתקציב הסיוע של משרד הבינוי והשיכון** – במסגרת מאמצי הממשלה להגדלת היצע הדיור, ובמיוחד במסגרת תוכנית מחיר למשתכן ושיווקים במחיר מופחת שבהם ניתנים מענקי רכישה, וכן בשל הגידול בקצב מימוש הסיוע בשכר דירה, חל גידול בתקציבי הסיוע של המשרד. כמו כן, במהלך השנים 2021 עד 2024 צפויה להימשך מגמת הגידול בהלוואות המסובסדות הניתנות מכוח חוק הלוואות לדיור, התשנ״ב-1992, בעקבות תיקון החוק בשנת 2015 שהפחית את ריבית הזכאים. בנוסף, הוחלט על הגדלת הסיוע בשכר דירה לזכאים וכן לממתיני הדיור הציבורי.

ביחס לפרסום הקודם, השינוי העיקרי בקבוצת משרדים זו הוא:

- ההוצאה הצפויה על תקציב הפיתוח בתחום התחבורה גדלה בשנים 2022 עד 2025 בכ-3.9 מיליארד ש״ח בממוצע לשנה. הגידול נובע ממספר גורמים ביניהם התייקרות פרויקטים, האצה של פרויקטים קיימים ועדכוני תזרים בהתאם לקצב הביצוע. בפרויקטים שהתייקרו נכללים הפרויקטים האלה:
  - קו הרכבת הקלה האדום בגוש דן – קו רכבת קלה באורך של 24 ק״מ ו-34 תחנות, מתוכן עשר תחנות תת-קרקעיות – הקו המחבר בין בת ים לפתח תקווה דרך תל אביב. המורכבות ההנדסית בחפירה תת-קרקעית בחלקים מן הפרויקט, לצד התארכות משך הביצוע, בין היתר כתוצאה מעבודות במרחב האורבני, הביאו להתייקרות באומדן הפרויקט הצפוי.
  - הנתיבים המהירים – נתיבים המחברים את מרכז גוש דן לראשון לציון בדרום ולנתניה בצפון באמצעות נתיב העדפה לתחבורה ציבורית רצוף לאורך כביש 20 וכביש 2. הנתיבים ישרתו את קווי התחבורה הציבורית, שאטלים מחניוני חנה וסע, ומשלמי אגרה, ככל שהאחרונים לא פוגעים בשירות התחבורה הציבורית. הנתיבים צפויים להיפתח לתנועה בשנת 2025.
- עדכון תקציב משרד התחבורה בשנות הנומרטור נובע גם מהאצות בתוכניות פיתוח קיימות של רכבת ישראל ובראשן תוכנית החשמול והמסילה המזרחית. חשמול מסילות הרכבת צפוי להפחית משמעותית את זיהום האוויר במרכזי הערים ובנוסף צפוי להגביר את היעילות התפעולית בקווים הקיימים. המסילה המזרחית, המחברת בין חדרה ללוד ממזרח למסילה הקיימת, תאפשר את הרחבת השירות לערים וליישובים נוספים, ובעתיד – גם להובלת מטענים וסחורות. האצה נוספת הייתה בהיערכות לחשמול צי האוטובוסים, שגם הוא צפוי לתרום להפחתת זיהום האוויר.

- גורם נוסף לשינויים הוא עדכוני תזרים בפרויקטים קיימים, ביניהם, הפסקת הסכם הזיכיון והחלפת מפעיל הרכבת הקלה בירושלים, זאת במטרה לשפר את השירות הניתן לנוסעים וכן להוזיל את עלויות התפעול והתחזוקה של הרכבת. הפסקת הסכם הזיכיון הביאה להקדמת תשלומים ובראשם פירעון חוב בגין הקמת הפרויקט, שעתיד היה להיפרע לאורך שנות ההפעלה של הזכיין.

- עדכוני תזרים משמעותיים נוספים היו בגין פרויקטי כבישים, ביניהם כביש 16 בירושלים, כביש 200 ברמלה- לוד ומחלף כפר חב"ד. כמו כן, בעדכון הנוכחי נלקחו בחשבון גידולים נוספים בגין תוכניות הפיתוח בחברות הביצוע של משרד התחבורה. מטרת תוכניות הפיתוח היא לתמוך בביקושים הצפויים למערכות תחבורה ציבורית, לעמידה ביעדים התחבורתיים הנגזרים מהתוכניות האסטרטגיות של משרד התחבורה, לאפשר פיתוח יחידות דיור ולצמצם את פערי התשתיות ביישובי המיעוטים. יצוין כי התזרימים בפרויקטי פיתוח בתחום הוצאה זה מאופיינים בתנודתיות רבה הנובעת ממשתנים רבים.

משרדי המטה

- קבוצת משרדי המטה כוללת את המשרדים האלה: משרד ראש הממשלה והמטה לביטחון לאומי, משרד האוצר, משרד המשפטים, משרד החוץ ומשרד הפנים ורשות האוכלוסין, ההגירה ומעברי גבול. באשכול זה נכללות גם הוצאות ממשל, כדוגמת: העברות לרשויות מקומיות, תקציב הכנסת, נשיא המדינה, משרד מבקר המדינה ומימון המפלגות.

- ההוצאה בתקציב המקורי לשנת 2019 על אשכול משרדי המטה עומדת על כ-20.6 מיליארד ש"ח, שהם כ-5.2 אחוזים מסך ההוצאה.

- על פי היקף מחויבויות הממשלה הנוכחי, במהלך השנים 2022 עד 2025 צפויה ההוצאה על משרדי המטה לגדול ב-1.8 מיליארד ש"ח.

ביחס לפרסום הקודם, עיקרי השינויים בקבוצת המשרדים הזו הם:

- ההוצאה הצפויה על תקציב משרדי המטה גדלה בממוצע בכ-1.7 מיליארד ש"ח בשנים 2022 עד 2024, ביחס לפרסום הקודם, בשל עדכון תזרים פרויקטי בינוי והצטיידות במשרדי המטה, לרבות עדכון פריסה בפרויקטים בתחום התשתיות, פרויקט בינוי מרכז התחזוקה והתפעול של הרכבת הקלה בקריית הממשלה בירושלים ועדכון תזרים פרויקט הצטיידות במשקפים לבדיקת סחורות בנמלי הים החדשים בחיפה ובאשדוד.

ענפי המשק

- קבוצת המשרדים הנכללים בענפי המשק כוללת את משרד הכלכלה והתעשייה, משרד התיירות, משרד החקלאות, המשרד להגנת סביבה ומשרד התקשורת. כמו כן, הקבוצה כוללת את ההוצאה על גמלאות ופיצויים, לרבות התשלום לקרנות הפנסיה הוותיקות, הוצאות על רשויות פיקוח, רזרבה כללית וכן הוצאות אחרות.

- ההוצאה בתקציב המקורי לשנת 2019 על אשכול ענפי המשק עומדת על כ-32.2 מיליארד ש"ח, שהם כ-7.7 אחוזים מסך ההוצאה.

- על פי היקף מחויבויות הממשלה הנוכחי, במהלך השנים 2022 עד 2025, צפויה ההוצאה על ענפי המשק והוצאות אחרות לגדול ב-3.4 מיליארד ש"ח.

להלן ההנחה לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **הסדר תשלום לקרנות הפנסיה הוותיקות** – היקף ההוצאה החזוי להסדר התשלומים לקרנות הפנסיה הוותיקות הוא בהתאם ללוח סילוקין שנקבע לפי סעיף 78יד לחוק הפיקוח על שירותים פיננסיים (ביטוח), התשמ"א-1981. הסיוע האמור כולל תוספת של ריבית 4 אחוזים והצמדה למדד המחירים לצרכן מהמועד שבו חוקק ההסדר ועד למועד התשלום בפועל.

ביחס לפרסום הקודם, השינוי העיקרי בקבוצת משרדים זאת הוא:

- ההוצאה הצפויה על ענפי המשק והוצאות אחרות גדלה בממוצע בכ-0.5 מיליארד ש"ח בשנים 2022 עד 2024 ביחס לפרסום הקודם, בעקבות עדכון תחזית מדדי מחירים אשר השפיעו על תשלומי הגמלאות, היחלשות השקל ביחס לפרסום הקודם, אשר השפיעה על פעולות הממשלה בחו"ל ועדכון תזרימי הוצאה של פרויקטים.

- ההוצאה הצפויה על ענפי המשק גדלה בכ-0.5 מיליארד ש"ח בשנים 2022 עד 2024, בשל יישום הרפורמה בחקלאות והגדלת המענקים והתמיכות הישירות לחקלאים, בשל גידול בתקציב רשות החדשנות הנובע בעיקרו מגידול בתחזיות ביצוע בגין הרשאות עבר לאור האצת קצב ביצוע הפרויקטים במהלך השנים 2020 ו-2021. כמו כן, הגידול בהוצאה נובע מעדכון תחזיות תזרימי הוצאה של פרויקטים במשרד להגנת הסביבה.

החזרי חוב (ריבית וקרן הביטוח הלאומי)

- ההוצאה באשכול זה כוללת את ההוצאה בגין תשלומי ריבית וכן בגין קרן ביטוח לאומי.

- ההוצאה בתקציב המקורי לשנת 2019 על אשכול החזרי חוב (ריבית וקרן בטל"א) עומדת על 52.3 מיליארד ש"ח, שהם כ-13.9 אחוזים מסך ההוצאה.

- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2022 עד 2025 צפויה ההוצאה על החזרי חוב (ריבית וקרן בטל"א) לגדול בכ-7.7 מיליארד ש"ח.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **גידול צפוי בתשלומי הריבית** – על פי התחזיות המקרו-כלכליות הנוכחיות ונוכח הגירעון המותר של הממשלה בשנים הבאות, צפוי גידול נומינלי בתשלומי הריבית בשנים הקרובות. גידול זה מושפע מגיוס החוב החריג לצורך מימון התמודדות הממשלה עם משבר הקורונה.

- **גידול בלוח הסילוקין של החזר חוב המדינה למוסד לביטוח הלאומי** - על פי לוח הסילוקין הקיים, צפוי בשנים הבאות גידול נומינלי בהחזר החוב של המדינה למוסד לבטוח הלאומי. גיוס החוב לצורך התמודדות הממשלה עם משבר הקורונה הגדיל את מלאי החוב באופן משמעותי.

ביחס לפרסום הקודם, עיקרי השינויים באשכול זה הם:

- ההוצאה הצפויה על תשלומי ריבית ועמלות ועל החזר חוב למוסד לביטוח הלאומי גדלה בממוצע בכ-0.4 מיליארד ש"ח בשנים 2022 עד 2024 ביחס לתחזית הקודמת כמפורט להלן:

- **תשלומי הריבית** – תשלומי הריבית החזויים בשנים 2022 עד 2025 עודכנו כלפי מעלה בעקבות התפתחות מימוש התקציבים שהוקצו להתמודדות עם משבר הקורונה והצורך בגיוס חוב, זאת בין היתר על בסיס תרחיש המקרו-כלכלי המעודכן.

- **תשלומי קרן הביטוח הלאומי** – ההוצאה הצפויה על תשלומי הקרן לביטוח הלאומי גדלה בכ-0.13 מיליארד ש״ח בממוצע בשנים 2022 עד 2025. העלייה נובעת מעדכון תחזית ההפקדות לביטוח הלאומי ביחס לתחזית הקודמת, ומעדכון תחזית האינפלציה כלפי מעלה.

הוצאות שלא נלקחו בחישוב היקף הוצאות הממשלה בשנים 2022 ואילך

היקף הוצאות הממשלה המובא במסמך זה עבור השנים 2022 עד 2025 מהווה את היקף המחויבויות הידועות נכון למועד הפרסום. עקב הוראות סעיף 40א לחוק, חלות על הממשלה מגבלות על קבלת החלטות רב-שנתיות חדשות, שביצוען כרוך בחריגה מהמסגרות הפיסקאליות הרב-שנתיות הקבועות בחוק המסגרות לתקופת תוכנית התקציב התלת-שנתית. מכיוון שכך, ישנן החלטות שהממשלה קיבלה שהן בעלות תוקף מחייב רק לשנות כספים שלגביהן קיים חוק תקציב מאושר. בהתאם לכך, לא נלקחות בחישוב זה הוצאות מסוימות אשר התקבלה לגביהן החלטה בעלת תוקף עד שנת 2021 בלבד. בין היתר, הונח כי בשנים 2021–2022 לא ייחתמו הסכמי שכר חדשים בעלי משמעויות תקציביות בכלל המגזר הציבורי.

נושאים אשר קיימת בגינם אי-וודאות בשנות תוכנית התקציב הרב-שנתית

ביום 6 בספטמבר 2018 הודיע מנכ״ל המוסד לביטוח לאומי על כוונה לבטל את ההסדר הקיים בדבר השקעת עודפי המוסד באגרות חוב מיועדות של מדינת ישראל. לביטול ההסכם השלכות מקרו-כלכליות משמעותיות על מדינת ישראל. הביטול כשלעצמו יוביל להגדלת הגירעון בבסיס התקציב בכ-1.5 אחוז. חריגה מהיעד בחוק המסגרות תוביל לגידול משמעותי ביחס החוב תוצר, ומשכך – להרעה בדירוג האשראי של המדינה וביכולתה לגייס חוב בריבית נמוכה. יתרה מכך, ביטול ההסדר יגרור רישום של חוב המדינה למוסד לביטוח לאומי עבור הקרן כחוב חיצוני, אשר יביא לגידול משמעותי נוסף ביחס החוב תוצר. המשמעות היא הגדלת נתח הוצאות הריבית בתקציב המדינה על חשבון שאר השירותים הניתנים לאזרח, ופגיעה באיתנותה הפיננסית של המדינה. נוסף על כך, יידרשו תיקוני חקיקה בחוק המסגרות. ביום 6 בינואר 2019 הודיע מנכ״ל המוסד לביטוח לאומי על ביטול הודעתו האמורה וכי ההסכם בעינו עומד בכפוף למתן אפשרות נוספת להודיע על ביטולו. ביום 25 במרץ 2019 הודיע מנכ״ל המוסד לביטוח לאומי על מימוש האפשרות להודיע על ביטול ההסכם, וביום 15 ביולי 2019 הודיע בשנית על ביטולו. עם זאת, בסוף 2020 הועברו העודפים על פי ההסדר הקיים. ביטול ההסכם לא נכנס לתוקף וההסכם בעינו עומד. בנוסף, בסוף שנת 2021 הועברו עודפי הביטוח לאוצר מדינה בהתאם להסכם באותו האופן בו הועברו בשנים האחרונות. על כן, ההנחה בפרסום זה היא כי לא יחול שינוי באופן רישום עודפי המוסד לביטוח לאומי בשנים 2022 ואילך.

יתר על כן, סיכונים תקציביים נוספים נוגעים לעתירות ולתהליכים משפטיים בערכאות השונות הנמצאים בשלבי הכרעה מתקדמים, אשר ככל שלא תתקבל בהם עמדת המדינה, עשויים להביא לעלויות של מיליארדי ש״ח.

השפעת הוצאות הממשלה לצורך התמודדות עם משבר הקורונה על התוכנית הרב-שנתית

על מנת להכיל ולמתן את השלכות משבר הקורונה על המשק, אישרה הממשלה, בדומה למדינות רבות בעולם, תוכנית סיוע כלכלית רחבה. היקף התוכנית שאושר על-ידי הממשלה עומד על כ-202 מיליארד ש״ח, מתוכם כ-137 מיליארד ש״ח בהוצאה תקציבית (להלן הוצאות הקורונה). על אף שתוכנית הסיוע תמוצה במרביתה עד סוף שנת 2021, ישנם צעדים ופרויקטים בעלי השלכות תקציביות לטווח הבינוני שישפיעו על שנות התוכנית התלת- שנתית (2022–2025).

הוצאות הקורונה מסומנות בתקציב ובתוכנית התלת-שנתית באופן מובחן ובנפרד מההוצאות השוטפות של הממשלה. זאת, מכיוון שמדובר בהוצאות חד-פעמיות המיועדות לצרכים ספציפיים וידועים מראש שהוקצו כחלק מהתוכנית הממשלתית להתמודדות עם משבר הקורונה אך אין להן השפעה על בסיס התקציב. ישנה הפרדה מלאה ומהותית בין הוצאות אלו להוצאות התקציב הרגיל, ועיקרון זה אף שוקף לגופים הבין-לאומיים ולחברות הדירוג אשר שיבחו את ישראל על הפרדה זו.

מטבע הדברים, היקף הוצאות הקורונה השנתיות צפוי ללכת ולפחות ככל שעובר הזמן מהמשבר. בעוד שבשנת 2020 בוצעו כ-69 מיליארד ש"ח במזומן, בשנת 2021 צפויה הוצאה של כ-55.9 מיליארד ש"ח ובשנים 2022, 2023, 2024 ו-2025 מתוכננת הוצאה של כ-6.7, 2.2, 0.9 ו-0.3 מיליארד ש"ח בהתאמה. יצוין כי מדובר בהוצאות קורונה שתקצובן לפי חוק המסגרות הוא בשנים 2020–2021 וההוצאה בפועל תהיה מבוססת על התחייבויות שקודמו בשנים 2020–2021. מרבית ההוצאה המתוכננת לשנות התוכנית התלת-שנתית היא בגין הוצאות בריאות, האצת פרויקטי תשתיות והכשרות עובדים.

מכיוון שלמעשה הקצאת המשאבים להוצאות הקורונה בשנות התכנית התלת-שנתית התבצעה בשנים 2020–2021, סכומי ההוצאה המיועדים לשנות התוכנית, מועברים כעודפים עד ביצועם לפי המתווה המתוכנן. מכיוון שכך, ובדומה למתודולוגיית הרישום של תקציב המדינה, הוצאות הקורונה אינן נכללות במסגרת הוצאות הממשלה לשנה שאליהן הן מועברות. אולם, עם ביצוען, יהיו להוצאות הקורונה השלכות על גובה הגירעון החזוי, והוא צפוי לעלות בכ-0.4 אחוזי תוצר בשנת 2022, בכ-0.2 אחוזי תוצר בשנת 2023 ובכ-0.1 אחוזי תוצר בשנים 2024 ו-2025. על כן, בהינתן עמידה במגבלת ההוצאה והתכנסות לתקרת הגרעון ובתוספת הגרעון בגין הוצאות הקורונה, הגירעון הכולל החזוי לשנת 2022 הוא 3.9 אחוזי תוצר, לשנת 2023 – 3.0 אחוזי תוצר, לשנת 2024 – 2.4 אחוזי תוצר ולשנת 2025 – 1.8 אחוזי תוצר.

עדכון תחזית ההכנסות בטווח בבינוני-ארוך

תחזית ההכנסות ממיסים ואגרות לשנים 2023 עד 2025 מתבססת על התחזית העדכנית של 2022 ומניחה חזרה הדרגתית לגמישות נורמטיבית של הכנסות ממיסים ואגרות ביחס לצמיחה. כמו כן, ההכנסות הושפעו מהעדכונים בקצבי הצמיחה החזויים ומשינויי המחירים הצפויים בשנים הרלוונטיות. תחזית ההכנסות האחרות לשנים 2023 עד 2025 עודכנה מעט כלפי מעלה ביחס לתחזית הנומרטור של חודש מרץ 2021, בהתאם להתאוששות המהירה הצפויה במשק.

השפעת שינויי החקיקה על הגבייה – כל שנה לעומת קודמתה (מיליוני ש"ח)

שנה	2023	2024*
מס שבח על דירה נוספת (השפעת השינוי מ-2014)	60	60
הרחבת הטבות לעכו וליישובים אחרים	50	
השפעת הפחתת חלק המעביד בדמי ביטוח לאומי על תשלום מס הכנסה		60
הארכת מועדים למכירת דירה יחידה בשחלוף – קורונה	-100	190
היטל מעסיקים של עובדים זרים בחקלאות – פטור בשנים 2016–2021	150	
השפעת ביטול הסדר הסולר על מס חברות	-100	-110
הארכת מועדים למכירת דירה יחידה בשחלוף (קורונה) – חזרה לשחלוף תוך 24 חודשים מיולי 2021	-150	-30
הכרה בהפסד הון בשל השקעה בחברת מו"פ והחרגת בעל שליטה בחברות מו"פ מהגדרת בעל שליטה לעניין סעיף 102 – הוראת שעה עד 30.06.2022	30	
כפל פחת בכל הענפי המשק בתקופת ספטמבר 2020–יוני 2021	1,180	800
סה"כ מיסים ישירים	**1,120**	**780**
צמצום הסדר הסולר	520	540
סה"כ מיסים עקיפים	**520**	**540**
אגרות	0	0
סה"כ אגרות	**0**	**0**
סה"כ הכנסות	**1,740**	**1,320**

* ההנחה היא שהצעדים לשנת 2025 יהיו במתכונת זהה לאלה של שנת 2024.

הגבייה הצפויה בטווח הבינוני-ארוך, כולל יישום צעדי מדיניות ושינויי חקיקה

(מיליארדי ש"ח)

	סעיף	2023	2024	2025
פרסום מרץ 2021	הכנסות ממיסים ואגרות	367.0	385.1	
	הכנסות אחרות	30.8	31.8	
	סך ההכנסות	**397.8**	**416.9**	
פרסום נוכחי	הכנסות ממיסים ואגרות	388.8	407.6	427.7
	הכנסות אחרות	30.2	31.7	32.8
	סך ההכנסות	**419.0**	**439.3**	**460.5**

* פערים בסיכומים נובעים מעיגולי ספרות.

הגירעון ומימונו לשנת הכספים 2022

ההוצאות וההכנסות לחישוב הגירעון

ההוצאה התקציבית לחישוב הגירעון עומדת על כ-451.5 מיליארד ש״ח בשנת הכספים 2022. בנוסף להוצאה זו צפויה בשנת הכספים 2022 הוצאה נוספת בסך של כ- 6.7 מיליארד ש״ח בגין התמודדות עם משבר הקורונה (הוצאה הכלולה בתקציב לשנת 2021), כך שסך ההוצאה לחישוב הגירעון תעמוד על כ-458.2 מיליארד ש״ח.

תחזית הכנסות עומדת על כ-396.9 מיליארד ש״ח בשנת הכספים 2022.

פירוט תחזית הכנסות המדינה ממיסים ומהכנסות אחרות מופיע בפרק תחזית הכנסות המדינה לשנת הכספים 2022 בחוברת זו.

הגירעון בתקציב המדינה

הגירעון הכולל ללא אשראי בשנת הכספים 2022 צפוי להסתכם בכ-61.3 מיליארד ש״ח, שהם כ-3.9 אחוזי תוצר, זאת בהתבסס על הנחת צמיחה של 5.1 אחוזי תוצר (התוצר החזוי לשנת 2022 הוא כ-1,581 מיליארד ש״ח).

הגירעון הכולל (לרבות אשראי נטו) בשנת הכספים 2022 צפוי לעמוד על כ-60.9 מיליארד ש״ח, שהם כ-3.9 אחוזי תוצר.

הגירעון הצפוי לשנת 2022 שונה מזה המחושב על בסיס ד ההכנסות וההוצאות המתוקצבות לשנת 2022, מאחר וכ-6.7 מיליארד ש״ח מסך ההוצאה במסגרת התוכנית הכלכלית להתמודדות עם התפשטות נגיף הקורונה, אשר מתוקצבים בתקציב 2021, צפויים להתבצע בשנת 2022.

מימון הגירעון הכולל בשנת הכספים 2022

(מיליארדי ש״ח)

	סך המימון בהצעת התקציב לשנת 2022	סך המימון בהצעת התקציב לשנת 2021
החזר אשראי (נטו)	0.5	0.5
הכנסות ממכירת קרקעות	0.4	1.4
הפרטות	0.5	0.2
הלוואות מחו״ל (נטו)	1.9	-5.3
מלוות מהציבור (נטו)	51.4	115.7
סך הכול	**54.7**	**112.5**

הערה: סך המימון בפועל ישתנה בהתאם להוצאות בגין משבר הקורונה שייּדחו מתקציב 2021 ומשינויים ביתרת הקופה בבנק ישראל. תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

	ביצוע התקציב לשנת 2020	הצעת התקציב לשנת 2021	הצעת התקציב לשנת 2022
חלק א: גרעון			
עודף (+) / גירעון (-) ללא אשראי [1]		**-100,200,735**	**-61,341,216**
הוצאות קורונה נדחות מתקציב 2021		**-12,290,000**	**6,700,000**
עודף (+) / גירעון (-) ללא אשראי עפ"י תקצוב	**-160,050,700**	**-112,490,735**	**-54,641,216**
התאמות נדרשות לבסיס מזומן [2]	**538,933**		
=========	=========	=========	=========
סך-הכול הכנסות ללא גביית קרן	**317,809,267**	**387,045,000**	**396,853,000**
----------	----------	----------	----------
מסי הכנסה ורכוש	166,945,345	198,900,000	201,390,000
מכס ומע"מ ללא מע"מ ייבוא ביטחוני	137,193,536	155,700,000	162,760,000
אגרות	6,424,697	6,800,000	6,970,000
מע"מ ייבוא בטחוני	1,372,637	1,308,000	1,313,000
גביית חובות - ריבית	321,840	243,000	215,000
מלווה מהמוסד לביטוח לאומי	1,300,000	18,528,000	19,187,000
מענקים			
כל יתר ההכנסות	4,251,213	5,566,000	5,018,000
סך-הכול הוצאות ללא מתן אשראי	**478,398,901**	**499,535,735**	**451,494,216**
----------	----------	----------	----------
משרדים מנהליים	60,897,563	63,748,181	66,157,467
משרדים חברתיים	224,322,713	231,933,853	202,475,115
משרדים כלכליים	43,732,159	49,322,951	46,045,588
ביטחון	70,634,091	74,587,760	73,281,142
הוצאות שונות	27,096,899	24,569,580	5,419,828
רזרבה כללית			
ריבית + קרן לביטוח לאומי	51,715,474	55,373,410	58,115,076
אשראי נטו	**531,168**	**458,201**	**463,986**
----------	----------	----------	----------
מתן אשראי	851,161	966,799	961,014
החזרי אשראי	1,382,329	1,425,000	1,425,000

הצעת התקציב לשנת 2022	הצעת התקציב לשנת 2021	ביצוע התקציב לשנת 2020	
-54,177,230	-112,032,534	-159,519,532	**עודף (+) / גירעון (-) כולל אשראי**
			חלק ב: מימון [3]
1,922,218	-5,308,371	61,010,449	**סך-הכול הלוואות מחו"ל - נטו**
			- - - - - - - - -
21,000,000	5,000,000	74,420,497	קבלת הלוואות
19,077,782	10,308,371	13,410,048	פרעון חובות
51,394,111	**115,731,974**	**120,676,822**	**סך-הכול הלוואות מקומיות - נטו**
142,751,093	214,053,215	190,983,147	קבלת הלוואות
91,356,982	98,321,241	70,306,325	פרעון חובות
860,901	**1,608,931**	**562,276**	**סך-הכול הכנסות הון נטו**
905,805	1,620,000	732,033	**הפרטה**
44,904	11,069	169,757	בניכוי : הוצאות הון

חלק ג

סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

הביטחון והסדר הציבורי

משרדי המטה

השירותים החברתיים

ענפי המשק

תשתיות

החזרי חוב

הוצאות אחרות

הביטחון והסדר הציבורי

קבוצת המשרדים העוסקים בביטחון ובסדר הציבורי כוללת את משרד הביטחון ואת המשרד לביטחון הפנים.

מאפייני התקציב

אחד מתחומי ההוצאה העיקריים בהצעת התקציב לשנת הכספים 2022 הוא אשכול הביטחון והסדר הציבורי. הצעת התקציב של אשכול משרדי הביטחון והסדר הציבורי לשנת הכספים 2022 מסתכמת בכ-110.7 מיליארד ש"ח ברוטו, מהם כ-94.3 מיליארד ש"ח בהוצאה נטו וכ- 16.3 מיליארד ש"ח בהוצאה מותנית בהכנסה, המושפעת בין השאר מהסיוע הביטחוני האמריקאי. תקציב ההרשאה להתחייב מסתכם בכ-49.3 מיליארד ש"ח.

שיעור ההוצאות (ברוטו) המופנות לפעילות בגין הביטחון והסדר הציבורי עומד על כ-22.4% מסך ההוצאה התקציבית ברוטו בשנת 2022 (בניכוי החזר חוב קרן).

המשרדים העוסקים בביטחון ובסדר הציבורי מאופיינים בעתירות כוח אדם, לכן חלק ניכר מתקציב משרדים אלה מיועד למימון הוצאות שכר וגמלאות. בנוסף, חלק משמעותי מההוצאה מופנה לרכש, חלקה נכלל בהוצאה התקציבית נטו וחלקה מתבסס על סיוע חוץ.

תקציב הביטחון והסדר הציבורי לשנות הכספים 2022

(במיליארדי ש"ח)



משרד הביטחון

הצעת התקציב של משרד הביטחון לשנת הכספים 2022 מסתכמת בכ-74.7 מיליארד ש״ח ברוטו, מהם כ-59.7 מיליארד ש״ח בהוצאה נטו וכ- 15.0 מיליארד ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-42.9 מיליארד ש״ח.

דגשים לשנת הכספים 2022

במסגרת אישור תקציב המדינה, קבעה הממשלה כי בסיס תקציב הביטחון נטו יעמוד בשנת 2022 על 55.5 מיליארד ש״ח. סכום זה אינו כולל תוספת תקציב חד-פעמית עבור פרויקטים ייחודיים בסך 2.0 מיליארד ש״ח, וכן הוצאות חד-פעמיות עבור סיוע לנכי צה״ל.

להלן גרף המציג את התפתחות תקציב הביטחון משנת 2017 עד שנת 2022, בחלוקה לתקציב נטו ולתקציב הוצאה מותנית בהכנסה בעת אישור התקציב ובסיום השנה :

התפתחות תקציב הבטחון 2017-2022

(מיליארדי ש״ח, מחירים שוטפים)



*ע״פ התוכנית המפורטת שאושרה בספטמבר 2020.

באירועים חריגים ניתנות תוספות בגין עלויות לחימה. לדוגמה, בגין מלחמת לבנון השנייה בשנת 2006 שופתה מערכת הביטחון בסך של 8.2 מיליארד ש״ח למימון הוצאות הלחימה, בגין מבצע ״עופרת יצוקה״ בשנים 2008—2009 שופתה מערכת הביטחון בסכום של 2.45 מיליארד ש״ח ובגין הוצאות הלחימה של מבצע ״צוק איתן״ שופתה מערכת הביטחון

בסכום של כ-7 מיליארד ש״ח (מתוכם 6.25 מיליארדי ש״ח בתקציב הוצאה בשנת 2014). בשנת 2021 ניתנה תוספת חד-פעמית עבור החזר הוצאות הלחימה של מבצע ״שומר חומות״ בסך של 2.2 מיליארד ש״ח.

החל משנת 2017 כלל מענק הסיוע האמריקאי נרשם כהוצאה מותנית בהכנסה. חלק מהגידול בהוצאה המותנית בהכנסה והקיטון בתקציב נטו נובע מהעברת הסיוע האמריקאי הייעודי מתקציב נטו להוצאה המותנית בהכנסה (כפי שיפורט בהמשך).

הבקרה על תקציב הביטחון

בחוק יסודות התקציב קיים פרק ייחודי העוסק בתקציב הביטחון (פרק ג׳, סעיפים 18 ו-19), אשר מבחין בין משרד הביטחון למשרדים אחרים וקובע כללים ייחודיים לגבי ניהול התקציב. בין היתר, משרד האוצר, על פי הצעת שר הביטחון, מחויב בהודעה לכנסת רק בדיעבד על ביצוע שינויים תקציביים עד לסכום מסוים (באמצעות פניות רבעוניות). הדבר נובע מאופי הפעילות הייחודי של משרד הביטחון.

תהליכי הבקרה והשקיפות השתפרו והורחבו בשנים האחרונות הן ע״י גורמים שונים בממשלה – משרד האוצר, ועדת השרים לענייני ביטחון לאומי (הקבינט המדיני-הביטחוני), מבקר המדינה, המועצה לביטחון לאומי – הן ע״י הכנסת באמצעות ועדת חוץ וביטחון (וועדות המשנה שלה) והוועדה המשותפת לתקציב הביטחון. בכלל זה, נעשו מספר צעדים להגברת הפיקוח והשקיפות האזרחית על תקציב הביטחון במסגרת החלטות הממשלה והסיכומים בין משרד האוצר למשרד הביטחון : פרסום חלק מתקציב הביטחון הלא מסווג וקביעת כללים מגבילים על ניהולו, בקרה על תהליך קבלת החלטות בפרויקטים רב-שנתיים ונושאים נוספים.

החל משנת 2005, חשב משרד הביטחון וסגנו הם מינויים של החשב הכללי במשרד האוצר, והוא אף משמש כחבר הנהלה במשרד הביטחון. לחשב ולעובדיו גישה זהה למערכות המידע התקציביות, כפי שקיימת לעובדי אגף התקציבים במשרד הביטחון. יחד עם זאת, לחשב משרד הביטחון לא קיימת גישה או זכות חתימה בעניינים הנוגעים לתשלומי השכר והגמלאות בצה״ל, ואין ביכולתו לערוך בקרה שוטפת בנושאים אלו, בשונה מתחומי אחריותם של חשבי המשרדים ביתר משרדי הממשלה והגופים הביטחוניים.

ביום 8 בינואר 2012 התקבלה החלטת ממשלה מס׳ 4088 המגדירה מהלכים לשיפור השקיפות והבקרה על תקציב הביטחון בתחום התקציב והשכר. בהמשך לכך הועמד לרשות משרד האוצר מסוף תקציב המאפשר צפייה ישירה בזמן אמת בתקציב משרד הביטחון. בנוסף, ביום 8 ביוני 2014 כינס מנכ״ל משרד רה״מ את צוות יישום נוהל שקיפות ובקרה. בישיבה הוחלט כי המידע המועבר לחשב הכללי, בהתאם לנהלים הקיימים, יועבר לאנשי אגף התקציבים במשרד האוצר המורשים לקבלו.

בסוף שנת 2014 עבר בכנסת תיקון לחוק יסודות התקציב המגביר את הבקרה על ביצוע שינויים תקציביים בתקציב הביטחון. התיקון לחוק מחיל, בין היתר, בקרה חדשה לפיה שינוי תקציבי העולה על 50 מיליון ש״ח או 50 אחוזים מהתוכנית המקורית מחייב אישור מראש של משרד האוצר והוועדה המשותפת לתקציב הביטחון. בנושאים לא מסווגים נדרש אישור מראש לשינוי תקציבי העולה על 5 מיליון ש״ח. החלטת ממשלה מס׳ 485 מיום 6 בספטמבר 2006 קבעה כי העברות של סכומים מעל 35 מיליון דולר יאושרו מראש אף הן על ידי הוועדה המשותפת.

כחלק מאימוץ הסיכום התקציבי והחלטת הממשלה לאימוצו, הוחלט כי תתאפשר למשרד האוצר גישה ישירה לכלל הנתונים במערכת התקציב של משרד הביטחון, ובכלל זה הצגת נתוני מערכת תקציב בזמן אמת, בהתאם לעקרונות שנקבעו בנוהל השקיפות הבין-משרדי מיום 20 באפריל 2019.

בהחלטת הממשלה מס' 233 מיום 2 באוגוסט 2021 (להלן – החלטה מס' 233), נקבעו צעדים שונים להגברת הפיקוח והבקרה על תקציב הביטחון. בין היתר נקבע כי משרד הביטחון יעביר למשרד האוצר דיווח עיתי בנוגע למלאים, תוכניות האימונים וסטטוס ביצוע של מיזמים ביטחוניים גדולים. עוד נקבע כי משרד הביטחון יעביר למשרד האוצר דיווח שוטף בדבר היקף מימוש תקני כוח האדם במשרד הביטחון, לרבות שיאי כוח אדם, שעות נוספות, תקני רכב ועוד.

ועדת השרים לענייני ביטחון לאומי

בשנת 2003 הוקמה ועדה לעניין אישור תוכניות פיתוח והצטיידות של מערכת הביטחון (ועדת שרים להצטיידות), שמטרתה לאשר את תוכניות הפיתוח וההצטיידות של צה"ל במערכות נשק חדשות, מערכות לחימה וכו' או הגדלת תוכניות כאמור. החלטת הממשלה מס' 4088 מיום 8 בינואר 2012 הרחיבה סמכויות אלו וקבעה סף תקציבי נמוך יותר לאישור מיזמים ביטחוניים בוועדה וכן הרחיבה את הבקרה הממשלתית על יישום וניהול מיזמים אלו. ביום ה-31 במאי 2015 במסגרת החלטת ממשלה מס' 41, שאישרה את מינוי ועדת השרים לענייני ביטחון לאומי, החליטה הממשלה להעביר את סמכויות ועדת השרים להצטיידות לוועדת השרים לענייני ביטחון לאומי. החלטה מס' 233 הפחיתה, פעם נוספת, את הסף התקציבי לאישור מיזמים ביטחוניים בוועדת השרים להצטיידות, ואף קבעה כי יוקם צוות בראשות המטה לביטחון לאומי, והוא יקבע תנאים ותבחינים נוספים להגדרתם של מיזמים אלו.

הסיוע האמריקאי

להבדיל מתקציביהם של משרדי הממשלה האחרים הממומנים על ידי מקורות המשק בלבד, תקציב הביטחון מורכב גם מכספי הסיוע האמריקאי. כמפורט בטבלה שלהלן:

תקציב מקורי 2022		מיליוני דולר	מיליוני ש"ח
מקורות המשק - שקלים			59,833
סה"כ תקציב נטו**			**59,833**
סה"כ הוצאה מותנית בהכנסה			15,000
מתוכה:	סיוע אמריקאי MOU - רכש בארה"ב	2,515	8,300
	סיוע אמריקאי MOU - המרה לשקלים	785	2,590
	פרוייקטים משותפים		1,800
	הכנסות אחרות		2,310
סה"כ תקציב ברוטו			**74,833**

* ההמרה ממט"ח למטבע מקומי נעשתה על פי שע"ח תקציבי של 3.3 ש"ח לדולר בשנת 2022

** המע"מ בגין הסיוע האמריקאי נכלל בתקציב נטו, ועומד על 17% בשנת 2022.

בהתאם להסכם עם הממשל בארה"ב, הממשלה האמריקאית מעבירה לממשלת ישראל מידי שנה סיוע ביטחוני שהוא נדבך מרכזי בתקציב הביטחון. בעקבות פניית ממשלת ישראל ובהמשך להצגת הצרכים האסטרטגיים של מדינת ישראל, וכביטוי לקשר המיוחד בין ארה"ב לישראל, נחתם ב-16 באוגוסט 2007 מזכר הבנות בין ארה"ב לישראל ה-MOU (Memorandum of understanding) המשמש סיכום תקציבי רב-שנתי לשנים 2009-2021 ומשמעותו הגדלת היקף הסיוע האמריקאי מ-24 מיליארד דולר ל-30 מיליארד דולר בשנים 2009–2021. כמו כן, במסגרת ה-MOU סוכם כי היקף התקציב הניתן להמרה לשקלים יישמר ברמה קבועה של 26.3 אחוזים מהיקף הסיוע השנתי.

ככלל, השימושים במט"ח סיוע מיועדים לרכש פלטפורמות ואמצעי לחימה נוספים ולאחזקת אמצעי הלחימה הנרכשים בארה"ב. הרכש במט"ח סיוע כולל את הטמעתן של מערכות ישראליות, אשר מגבירות שיתוף פעולה תעשייתי עם חברות בארה"ב ומשמשות פתח לייצוא ביטחוני נרחב. נתח הסיוע האמריקאי אשר מומר לשקלים מושקע ברכש, בין היתר בתעשיות הישראליות, ובכך תורם לפיתוח התעשייה המקומית.

ב-15 בספטמבר 2019 נחתם הסכם סיוע חדש לשנים 2022—2028 בהיקף של 38 מיליארד דולר. שנת 2022 היא השנה הראשונה להסכם זה. בנוסף, בהסכם הסיוע החדש שונו כללי מימוש הסיוע שהיו נהוגים עד כה: הקטנה הדרגתית של נתח ההמרה לשקלים עד איפוסו המוחלט בשנת 2028 ואי-שימוש בכספי הסיוע לרכש תזקיקים.

תקציב ההוצאה המותנית בהכנסה

מסגרת ההוצאה המותנית בהכנסה היא סך ההכנסות המיועדות למערכת הביטחון שמקורן אינו ישירות מאוצר המדינה. הכנסות אלו מתווספות לתקציב הביטחון הישיר במטבע מקומי ובמט"ח, ומקורן בגורמים שונים, כגון: מכירת ציוד בארץ ובחו"ל, פרויקטים משותפים עם מדינות זרות, רשות מקרקעי ישראל, מכירת שירותים שונים ותוספת תקציב הסיוע האמריקאי בגין ההסכם הרב-שנתי לשנים 2022—2028. בשנת 2022 מסתכמת סך ההוצאה המותנית בהכנסה בכ- 74.7 מיליארד ש"ח.

תקציב ההרשאה להתחייב

ההרשאה להתחייב משמשת ככלי ניהולי לבקרה על התקשרויות ארוכות טווח עם התעשיות הביטחוניות ועם ספקים אחרים של מערכת הביטחון בארץ ובחו"ל. הצעת תקציב ההרשאה להתחייב לביצוע לשנת הכספים 2022 עומדת על 42.9 מיליארד ש"ח.

מקורות נוספים

בנוסף למקורות שפורטו לעיל, עומדים לרשות המשרד נכסים אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו. ייעול השימוש במשאבים אלו, שהם בעלי ערך כלכלי, מאפשר הפניית מקורות לתקציב הביטחון יחד עם קידום פרויקטים ונושאים לתועלת המגזר האזרחי.

כוח האדם

לצד תרומתו לביטחון המדינה, לשירות החובה הארוך עלות משקית לא מבוטלת. חיילי החובה הם משאב יקר למשק בהיותם חלק מפוטנציאל כוח העבודה וההשכלה, ומשמעות השירות הצבאי היא דחיית מימושו. השפעות אלו נאמדו ע"י גורמים רבים, ביניהם אנשי אקדמיה, ועדת בן-בסט בשנת 2006 וועדה ציבורית בראשות ד"ר ליאורה מרידור 'הוועדה הציבורית לאומדן עלויות הביטחון' באמצע שנות התשעים. אומדן הפסד התוצר למשק כתוצאה משירות החובה, אשר מקורו בהשתלבות המאוחרת בשוק העבודה ובפער השכר הנצבר על פני מסלול הקריירה, מוערך בכ-5.1 אחוזי תוצר (כ-71 מיליארדי ש"ח בשנת 2019).

קרקעות

מחנות צה"ל רבים, כגון: מחנה הקריה, מחנה תל השומר, צריפין, גלילות, השלישות הראשית, סירקין ועוד, ממוקמים במרכז הארץ ובאזורי הביקוש. שטחי מחנות אלו הם בעלי פוטנציאל להגדלת היצע הדיור ושטחי תעסוקה ומסחר. כפי שיפורט להלן, על מנת לפנות מחנות אלו, התקבלה החלטת ממשלה מס' 2392 ביום 4 בינואר 2015 ונחתם הסכם שוה"ם 3 ביום 11 במרץ 2015 בין משרד הביטחון, משרד האוצר, רמ"י ומשרד ראש הממשלה למימוש העתקת

מחנות אלו, תוך מתן מענה לצורכי מערכת הביטחון. המהלך צפוי להוביל להקמה של כ-60 אלף יחידות דיור באזורי ביקוש.

מעבר לכך, מטעמי ביטחון מוטלות מגבלות תכנון על כ-40 אחוזים נוספים מסך שטחי המדינה. דוח מבקר המדינה בנושא משנת 2010 הצביע על ההיקף הנרחב של המגבלות ועל העלות המשקית הנובעת מכך. בסיכום התקציבי לתקציב הביטחון הוחלט על בחינת הנושא במסגרת צוות בין-משרדי לבחינת שימוש במשאבים לאומיים, לרבות שימוש בקרקעות ותכנונן.

תדרים

מערכת הביטחון עושה שימוש נרחב בתדרי תקשורת לצורכיה השונים. בניגוד למצב בעבר, בו השימוש בתדרי תקשורת בתחום האזרחי לא היה רב, כיום ישנו ביקוש גבוה לשימוש בתדרים עבור מגוון תחומי התקשורת השונים. מצב זה גורם לכך שהתדרים אשר ברשות המערכת הצבאית הופכים להיות בעלי ערך כלכלי רב.

בעקבות כך, משרד הביטחון, משרד האוצר ומשרד התקשורת חתמו בשנים האחרונות על מספר הסכמים, במסגרתם מערכת הביטחון פינתה מספר תחומי תדרים וקיבלה שיפוי תקציבי בגין עלויות ההגירה לתדרים אחרים. התדרים שהתפנו הופנו לשימוש מערכות אזרחיות שונות, בעיקר בתחום התקשורת הסלולרית.

במסגרת התכנית הכלכלית לשנים 2021–2022 החליטה הממשלה כי מעתה ואילך תקבע חובת תשלום אגרה שנתית בעד הועדת תדרי רדיו והקצאתם לכוחות הביטחון בתחומי תדרי הרדיו שוועדת התדרים הועידה גם לשימוש אזרחי. כמו כן תבוצע בחינה משותפת של משרדי האוצר והביטחון על מנגנון תשלום בגין ביטול הקצאה של תדרי רדיו, ככל שיש בתדר המפונה תועלת משקית מהקצאתו לשימוש אזרחי, והכול בכפוף לסעיף 40א בחוק יסודות התקציב.

הוצאות הביטחון כשיעור מהתמ״ג

הוצאות הביטחון הגבוהות בישראל הן, בין היתר, פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עקב כך, שיעור תקציב הביטחון מהתמ״ג גבוה בישראל מאשר במדינות אירופה וארה״ב, אולם הוא נמצא בתוואי יורד בשנים האחרונות, כמו גם השיעור מההוצאה הממשלתית. עם זאת, לאור התוספת לתקציב הביטחון בשנים 2021 ו-2022, ייתכן שמגמת ירידה זו תיבלם. בשנת 2020 היו הוצאות הביטחון כ-5.3 אחוזי תוצר.

מלבד הוצאות הביטחון, כאמור לעיל, ישנן עלויות ביטחון נוספות למשק, כגון עלות החלופה של חיילי החובה (הפער בין מסלול 'השכר' בשירות החובה לבין השכר בשוק שחיילי שירות החובה היו משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים, הזקיפה לביטחון בגין סיכון אישי, הוצאה לבניית מקלטים, עלות אחזקת מלאי חירום, והוצאות לביטחון במשרדי ממשלה אזרחיים כמו מימון בכוח הרב-לאומי בסיני ע״י משרד האוצר. עלויות הביטחון למשק הישראלי ע״פ נתוני הלמ״ס עמדו בשנת 2015 על 6.8 אחוזי תוצר.

נושאים מרכזיים נוספים בתקציב הביטחון

כוח האדם בצה״ל

בצה״ל משרתים חיילי חובה, משרתי קבע, אזרחים עובדי צה״ל וחיילי מילואים. יתרונו של צה״ל נובע בין השאר ממרכיב כוח האדם האיכותי המשרת בו. כוח האדם בצה״ל הוא נדבך משמעותי בהוצאה התקציבית של מערכת הביטחון, ויותר מ-50 אחוזים מתקציב הביטחון מוקצה לתחומים אלו.

בשנים האחרונות השתנו, ועודם משתנים, מודלי השירות של האוכלוסיות השונות המרכיבות את כוח האדם במערכת הביטחון, לרבות: שינוי מודל שירות הקבע בהתאם לצרכיו הייחודיים של צה״ל; מעבר משרתי הקבע להסדר פנסיה צוברת; ושינוי שיטת ההצמדה של קצבאות גמלאי צה״ל. שני המהלכים האחרונים צפויים להביא לגידול בהוצאות מערכת הביטחון בטווח הבינוני-קצר.

במסגרת הסיכום התקציבי לתקציב הביטחון (כפי שמפורט לעיל), הוחלו מגוון צעדים בתחום כוח האדם, העתידים להוביל לחיסכון בהוצאה התקציבית על שכר וגמלאות ולשיפור האפקטיביות של צבא הקבע. כמו כן, סוכם על מתווה רב-שנתי להוצאה בגין שכר וגמלאות ועל קביעת חסם עליון לקצבה הפנסיונית של הקצינים הפורשים, כך שתעמוד על 12,000 ש״ח החל משנת 2025 (במחירי 2015).

מצבת משרתי הקבע קטנה עד לשנת 2006 אשר הייתה השנה האחרונה ביישום תוכנית ״קלע״. התוכנית כללה, בין השאר, צמצום בכוח אדם של אנשי קבע בגילאי הביניים, אנשי קבע שפרשו לגמלאות ואזרחים עובדי צה״ל. בשנת 2006 התרחשה מלחמת לבנון השנייה. בין שנת 2007 לשנת 2013 חלה עלייה בסך שיאי משרתי הקבע (ירידה בקבע מובהק ועליה בראשוני), כאשר במקביל הייתה ירידה במספר שיאי חיילי החובה וכמות ימי המילואים. בשנים 2012-2019 המטכ״ל אישר תוכנית ירידה של אלפי משרתי קבע ומאות אזרחים עובדי צה״ל, במטרה לפנות מקורות תקציבים לצורכי ההתעצמות של צה״ל. בהתאם לכך, החל משנת 2014 חלה ירידה בהיקף משרתי הקבע. במסגרת הסיכום התקציבי לתקציב הביטחון נקבעו שיאי כ״א לחומש הקרוב.

בישיבת הממשלה מיום 5 באוגוסט 2015, אישרה הממשלה בהחלטה 364 תוספת לשיפור תנאי השכר לחיילי החובה באמצעות הגדלת הפיקדון לחיילים משוחררים או העלאת דמי קיום לחיילי החובה בשנת השירות השלישית. ביום 2 בדצמבר 2015, ועדה בהשתתפות שר האוצר, שר הביטחון ושרת המשפטים המליצה על הקצאת סך התקציב האמור לצורך העלאת דמי הקיום לכלל חיילי החובה. בהתאם לכך הועלו דמי הקיום בכ-50 אחוזים לכלל החיילים, כך שיעמדו על 1,616 ש״ח ללוחמים, 1,176 ש״ח לתומכי לחימה, 810 ש״ח ליתר המשרתים. תקציב תוספתי ניתן למשרד הביטחון בהתאם.

מעבר צה״ל לנגב

העתקת יחידות אמ״ן ותקשוב לנגב

במטרה לפנות קרקעות במרכז הארץ לצורך בניית יחידות דיור באזורי הביקוש ולקדם את הפיתוח והצמיחה של הנגב באמצעות העברת משאבים ממשלתיים איכותיים לנגב ולאפשר שיפור משמעותי בתשתיות מערכת הביטחון, התקבלו בשנים האחרונות החלטות הממשלה האלה: החלטת ממשלה מס׳ 4415 מיום 20 בנובמבר 2005 (תוכנית לאומית אסטרטגית לפיתוח הנגב), החלטה ממשלה מס׳ 1529 מיום 1 באפריל 2007 (העברת אגד מחנות הדרכה לצומת הנגב), החלטה מס׳ 3976 מיום 24 באוגוסט 2008 (ועדת היגוי עליונה להעתקת מחנות צה״ל לנגב), החלטה מס׳ 3161 מיום 17 באפריל 2011 (העתקת מחנות אמ״ן ותקשוב לנגב), החלטה מס׳ 546 מיום 14 ביולי 2013 (עדכון התוכנית הלאומית לפיתוח הנגב בעקבות יישום המהלך להעתקת מחנות צה״ל לנגב) והחלטה מס׳ 2392 מיום 4 בינואר 2015 (פינוי שטחי צה״ל מאזורי ביקוש והמשך מעבר אמ״ן ותקשוב לנגב).

לצורך יישום החלטה מס׳ 3161 יוקצו מקורות תקציביים בסך כולל של 19 מיליארד ש״ח (12 מיליארד ש״ח להעתקת אמ״ן ו-7 מיליארד ש״ח להעתקת תקשוב) ע״י הגורמים הממנים כמפורט להלן:

- משרד הביטחון – 4 מיליארד ש״ח
- משרד האוצר – 9 מיליארד ש״ח

- רשות מקרקעי ישראל – 6 מיליארד ש״ח

בהחלטת ממשלה מס׳ 2392, עודכן המתווה התקציבי להעברת מחנות אמ״ן ותקשוב לנגב לעומת המתווה המופיע בהחלטת ממשלה מס׳ 3161 מיום ה-17 באפריל 2011, והוטמעו בנוסף עלויות מימון נוכח נקיטה במימון בשיטת PFI (Private Finance Initiative).

העתקת יחידות אמ״ן

עיקר הפרויקט הוא העתקת מרבית יחידות חיל המודיעין למתחם ליקית בסמוך לפארק התעשייה בעומר. מהלך העתקת הבסיסים משדרגת את התשתיות הצבאיות ביחידות אלה הן בתשתיות הבינוי הן בתשתיות הטכנולוגיות. המהלך אמור לתרום לפיתוח הנגב כזירה הטכנולוגית המובילה בישראל, לסינרגיה בין יחידות המודיעין השונות ולשיפור יכולות המודיעין של מדינת ישראל. המכרז צפוי לצאת במהלך שנת 2021.

העתקת יחידות תקשוב

עיקר הפרויקט הוא העתקת מרבית היחידות הטכנולוגיות של אגף התקשוב ובית התוכנה של ח״א למתחם הפארק הטכנולוגי בצמוד לאוניברסיטת בן-גוריון בבאר שבע. מהלך העתקת הבסיסים משדרג את התשתיות הצבאיות ביחידות אלה הן בתשתיות הבינוי הן בתשתיות הטכנולוגיות. כאמור, המהלך אמור לתרום לפיתוח הנגב ולהפיכתו לזירה טכנולוגית מובילה, לסינרגיה בין יחידות התקשוב השונות של היבשה והאוויר ולשיפור יכולות המחשוב והשליטה של צה״ל. המכרז לקריית התקשוב נמצא בעיצומו.

מהלך שוה״ם – פרויקטי שיווק והעברת מחנות

שוה״ם 3

במסגרת החלטה מס׳ 3161 מיום 17 באפריל 2011 הוחלט על פינויים המלא של מחנות אמ״ן ותקשוב וכן של מחנות נוספים במרכז הארץ. לצורך פינוי הקרקעות במלואן באופן המאפשר שיווק, נדרש מהלך משלים להעתקת יחידות נוספות משטחי מחנות אלו. בהמשך לעבודת מטה ממושכת שבוצעה ע״י משרד הביטחון, משרד האוצר ומשרד ראש הממשלה לבחינת פינוי כלל המחנות ממרכז הארץ ומאזורי הביקוש, בתאריך 4 בינואר 2015 התקבלה החלטת ממשלה מס׳ 2392 לפינוי מחנות צה״ל מאזורי הביקוש והמשך מעבר אמ״ן ותקשוב לנגב. לצורך מימושה, ב-11 במרץ 2015 נחתם הסכם שוה״ם 3 בין רמ״י, משרד האוצר, מנכ״ל משרד ראש הממשלה ומשהב״ט. למהלך זה יתרונות רבים למשק, שכן הוא מאפשר שיווק של כ-60,000 יחידות דיור באזורי ביקוש. המהלך כרוך בשיפור תשתיות, איחוד וייעול של בסיסים ובשינוי תפיסת ההפעלה בצה״ל.

להלן עיקרי החלטת הממשלה למימוש מהלך שוה״ם 3 :

מסגרת התקציב עבור העתקת המחנות עומדת על כ-14 מיליארד ש״ח; לצורך מימון חלק מהפרויקטים בשיטת PFI יועמדו כ-4 מיליארד ש״ח נוספים. עיקר המחנות שיפונו : צריפין, תל השומר, שלישות ראשית רמת גן, סירקין, שדה דב, וטירה 148, לכל מחנה נקבע מועד לפינוי.

להלן עיקרי הפרויקטים למימוש מהלך שוה״ם 3 :

- אופק רחב – מחנה רב-זרועי באזור רמלה העתיד לאכלס בעיקר יחידות מזרוע היבשה, אגף כ״א ואגף הטכנולוגיה והלוגיסטיקה.

- מרכז הספקה אחוד – איחוד של 17 מרכזי הספקה הקיימים כיום לשלושה מרכזים אזוריים של אגף הטכנולוגיה והלוגיסטיקה (צפון – נטפים, מרכז – בית נבאללה, דרום – משמר הנגב).

- שדה דב – פינוי מחנה שדה דב לחצור.

במהלך שנת 2019 החל לפעול צוות המעקב והבקרה לסיכום שוה"ם 3 בהשתתפות נציגי משרד הביטחון, צה"ל, משרד האוצר, רמ"י ומשרד ראש הממשלה, במסגרתו מתבצע מעקב שוטף על ביצוע הסיכום. נכון למועד זה בוצעו התקשרויות לתכנון הפרויקטים וחלק ממכרזי הביצוע.

ביום 9 בפברואר 2020 נחתם הסכם משלים לסיכומי שוה"ם 1–3, המעדכן את לוחות הזמנים של אבני הדרך שנותרו למימוש.

הקרן לקליטת חיילים משוחררים (סעיף 46)

הצעת תקציב הקרן לקליטת חיילים משוחררים משרד הביטחון מסתכמת בכ-2.3 (מיליארד ש״ח בשנת 2022)

החוק לקליטת חיילים משוחררים, התשנ״ד-1994 (להלן: החוק) מַקנה לחיילים משוחררים ולמי ששירת שירות לאומי או אזרחי זכויות שונות. מטרת החוק היא להעניק סיוע כספי לחיילי החובה המשוחררים ולמשרתי השירות האזרחי והלאומי בתחילת דרכם בחיים האזרחיים. החוק מיושם באמצעות הקרן לקליטת חיילים משוחררים (להלן: הקרן) הפועלת במשרד הביטחון ומשמשת מנגנון מבצע של החוק.

חיילים בשירות חובה (בצה״ל ובשאר מערכת הביטחון, לדוגמה במשטרה, במשמר הגבול ובשירות בתי הסוהר) ומשרתים בשירות אזרחי ולאומי זכאים לצבירה חודשית של כסף בגין חודשי השירות שבוצעו בפועל בהתאם לסוג השירות: לוחם, תומך לחימה או אחר. צבירה זו מחולקת לצבירה בגין מענק כספי וצבירה בגין קרן הפיקדון.

מענק כספי – מענק הניתן בעת השחרור. יצוין כי בינואר 2012 הוחלט על הכפלה של מענק השחרור במהלך שנפרס על פני חמש שנים (2012-2019).

קרן פיקדון – סכום כסף הנזקף לזכות החיילים ומיועד למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין, לימודי נהיגה או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות, יקבל את כל יתרת הכסף שנצברה לזכותו לאחר חמש שנים ועד תום השנה השביעית לשחרור.

בנוסף לאמור לעיל, על פי חוק, הקרן לקליטת חיילים משוחררים מפעילה שתי קרנות נוספות:

הקרן לסיוע נוסף – קרן המעניקה לחיילים משוחררים הזקוקים לכך סיוע כלכלי מיוחד: מלגות לימודים ומלגות קיום לחיילים משוחררים הלומדים במכינות קדם-אקדמיות. הסיוע ניתן על פי אמות מידה חברתיות-כלכליות. הקרן גם מממנת מלגות לימודים לחיילים משוחררים הלומדים במכללות טכנולוגיות לתוכניות הנדסאים וטכנאים. סיוע זה מועבר, החל משנה״ל תשע״ד, ישירות מהקרן למוסדות הלימוד. כמו כן, הקרן מממנת קורסים ייעודיים של הכשרה מקצועית. בנוסף ניתן סיוע בשכ״ד לחיילים בודדים במהלך השנה הראשונה לאחר שחרורם.

הקרן לעידוד השכלה גבוהה – קרן המממנת את שכר הלימוד בשנת הלימודים האקדמית הראשונה לחיילים משוחררים הלומדים בפריפריה ובירושלים או לחיילים מהפריפריה הלומדים במרכז (על פי קריטריונים שונים).

כ-90 אחוזים מתקציב הקרן מיועד לתשלומים השוטפים עבור מענקי השחרור והפיקדון המוענקים לזכאים על פי החוק, בהתחשב באופי ובאורך השירות, כפי שפורט לעיל, והיתרה ממנת את פעילות הקרן לסיוע נוסף ואת הקרן לעידוד השכלה גבוהה.

הרכב תקציב הקרן לקליטת חיילים משוחררים, 2022



קרן, פיקדון 46%

מענקי, שחרור 37%

ממדים, ללימודים 4%

רזרבה לתשלומי העברה, והתייקרויות 4%

קרן לעידוד רכישת, השכלה 4%

קרן לסיוע נוסף + שב"ד, לבודדים 5%

דגשים לשנת הכספים 2022

- **סיוע בשכר דירה לחיילים משוחררים בודדים** – החל משנת 2017 ניתן סיוע בדיור לחיילים בודדים בהיקף של עד 12 מיליון ש״ח במהלך השנה הראשונה לאחר שחרורם. בשנת 2021 הקצה משרד הביטחון, באופן חד-פעמי, סכום נוסף של 6 מיליון ש״ח עבור סיוע זה, בהתאם לצפי הביצוע ובעקבות העלייה במספר הזכאים.

- **סיוע מיוחד בעקבות משבר הקורונה** – עקב התפרצות מגיפת הקורונה, בשנת 2020 התקבלה הוראת שעה שהקצתה סיוע מיוחד לחיילים משוחררים, במטרה לסייע להם בהתמודדות עם השלכותיה הכלכליות של המגיפה. חיילים שהשתחררו בשנת 2020 זכו למענק חד-פעמי מיוחד. בנוסף, חיילים שלא עברו חמש שנים מיום שחרורם יכלו למשוך חלק מפיקדון השחרור לכל מטרה עד לחודש יוני 2021.

- **עיגון תוכנית ״ממדים ללימודים״ בתקציב המדינה** – בשנת 2021 החליטה הממשלה לעגן את תוכנית ״ממדים ללימודים״ כחלק מתקציב המדינה. תוכנית זו פעלה החל משנת 2017 בהתבסס על כספי תרומות. במסגרת התוכנית, מוענק סיוע בגובה שני שלישים משכר הלימוד לחיילים משוחררים לוחמים ולחיילים משוחררים מאוכלוסיות מיוחדות. היקף התקציב שהוקצה לתוכנית עומד בשנת 2021 על 50 מיליון ש״ח ועל 100 מיליון ש״ח בשנת 2022.

תיאום הפעולות בשטחים (סעיף 17)

הצעת תקציב תיאום הפעולות בשטחים לשנת הכספים 2022 (סעיף 17) מסתכמת בכ-342 מיליון ש״ח ברוטו, מהם כ-119 מיליון ש״ח בהוצאה נטו וכ-223 מיליון ש״ח בהוצאה מותנית בהכנסה.

סעיף 17 כולל את תקציב תיאום פעולות הממשלה בשטחים, המפקדה, ביה״ס לתיאום וקישור, המנהל האזרחי ביו״ש, מפקדת תיאום וקישור חבל עזה והקרן לשיקום מחצבות באיו״ש. יחידות פעולות הממשלה בשטחים (להלן - המתפ״ש) אחראיות למימוש מדיניות הממשלה בשטחי יהודה ושומרון וברצועת עזה, וכן משמש סמכות אזרחית להתיישבות בתחומי התכנון והתשתיות באזור יהודה ושומרון. בנוסף, מתאם פעולות הממשלה בשטחים מוביל את התיאום האזרחי והביטחוני עם גורמי הממשל והביטחון ברשות הפלסטינית והארגונים הבין-לאומיים הפועלים בשטחי יהודה ושומרון ועזה. לצד זאת, המתפ״ש מפתח תשתיות ופרויקטים לפיתוח לאוכלוסיית יהודה ושומרון (יהודים ופלסטינים).

דגשים לשנת הכספים 2022

תוכניות העבודה העיקריות של תיאום פעולות הממשלה בשטחים בשנים 2021–2022

- **הגברת האכיפה והפיקוח** – בשנת 2021–2022 בכוונת המתפ״ש להגביר את היקף הפיקוח והאכיפה על קרקעות בשטחי ״C״, ובכלל זה ביצוע הריסות של בנייה בלתי חוקית, פיקוח על בנייה וקרקעות, פיקוח על אדמות מדינה, פיקוח על אתרי כרייה וחציבה, פיקוח על גניבות מים ופיקוח על שמורות טבע ואתרים ארכיאולוגיים.
- **שיפור תשתיות במעברים** – שדרוג המעברים באיו״ש וביצוע פרויקטים לשיפור התנועה והגישה, שדרוג טכנולוגיות במעברים, פיתוח מעבר הסחורות ביו״ש, על מנת לאפשר למעבר מהיר של סחורות (פרויקט D2D). זאת, על מנת לשפר באופן ישיר את מתן השירות לתושב ואת זמני מעבר התושבים והסחורות תוך הוזלת העלויות לייצוא מהכלכלה הפלסטינית לישראלית.
- **פיתוח האזור עבור כלל אוכלוסיות האזור** – קידום מספר רב של פרויקטים לפיתוח האזור בתחומי האנרגיה, חקלאות, מים, איכות הסביבה, ייעור ובטיחות בדרכים. כל זאת כחלק משיפור מרקם ואיכות החיים של תושבי האזור ובהתאם לשמירה על היציבות הביטחונית והאזרחית באזור.
- **שיפור הפיקוח והתמודדות עם מפגעי איכות הסביבה ופיתוח אתרי טבע ומורשת**
  - ביצוע פרויקטים בתחום איכות הסביבה בעקבות ריבוי המפגעים החוזרים ונשנים בתחום זה, בדגש על אתרים לסילוק פסולת, מתקנים לטיהור שפכים ותחנות מעבר.
  - פרויקטים לשדרוג ולשימור אתרי שמורות טבע וארכיאולוגיה באזור, לרבות חפירות הצלה, בדיקת תוכניות שימור אתרים ושדרוג אתרי שמורות טבע ומרכזי מבקרים.

תקציב הוצאות חירום אזרחיות (סעיף 16)

הצעת תקציב הוצאות החירום האזרחיות (סעיף 16) לשנת הכספים 2022 מסתכמת ב-754 מיליון ש״ח. תקציב ההרשאה להתחייב יעמוד על כ-144 מיליון ש״ח.

שני הגופים המרכזיים במשרד הביטחון האמונים על נושאי העורף הם רשות החירום הלאומית ופיקוד העורף. רשות החירום הלאומית הוקמה כחלק מלקחי מלחמת לבנון השנייה בסוף שנת 2007 ושימשה כרשות בתוך משרד הביטחון. תפקידה הוא לעצב את המדיניות הלאומית להיערכות לאירועי חירום במרחב האזרחי ולשמש כגוף מטה מתאם לשר הביטחון למימוש אחריותו הכוללת לכלל מצבי החירום במרחב האזרחי.

פיקוד העורף מרכז את הסמכות והאחריות להכוונת המערכות הצבאיות והאזרחיות העוסקות בהתגוננות אזרחית (צה״ל, משטרת ישראל, מד״א, כבאות והצלה וכו׳) במסגרת מקצועית אחת. בשעת חירום אחראי פיקוד העורף לצמצום הפגיעה באוכלוסייה, לחזרה לשגרה בהקדם האפשרי ולהפעלת שאר גופי ההצלה תוך שחרור הפיקודים המרחביים שבצה״ל לנושאים המבצעיים בחזית. באירוע רב-נפגעים כדוגמת רעידת אדמה או דליפת חומר מסוכן, פיקוד העורף מסייע לכוחות ההצלה בהצלת חיים ובהשבת הסדר הציבורי על כנו.

דגשים לשנת הכספים 2022

- **תוכנית מיגון האוכלוסייה (״סופת חול״)** – בשנת 2022 בתוכנית זו מתוקצבת הפעילות להכנת ההתמודדות עם איומים בלתי קונבנציונליים. פעילות זו כוללת רכש של תרופות שיסייעו במתן מענה רפואי בעת מתקפה בלתי קונבנציונלית וכן שימור קווי הייצור של ערכות ומסכות המגן בארץ.
- **תוכנית הקמה ואחזקה של מרכיבי ביטחון והתגוננות אזרחית** – התוכנית כוללת אחזקה ופיתוח בתחום מרכיבי ביטחון ובתחום ההתגוננות האזרחית. בתחום מרכיבי הביטחון, התוכנית כוללת אחזקה ופיתוח של מרכיבי הביטחון המבוצעים ביישובי עוטף עזה, קו התפר של איו״ש (קו התפר המזרחי), קו העימות בצפון וכן באזורים שונים בארץ, בהתאם להחלטות ממשלה ולפי הערכות מצב מודיעיניות המתייחסות לאיומים השונים. בתחום ההתגוננות האזרחית, התוכנית כוללת ביצוע פעולות באחריות פיקוד העורף, כגון אחזקה ופיתוח של מערכות צפירה והתרעה, מתן מענה לצורכי מיגון ומקלוט והדרכה והסברה לאוכלוסייה.
- **תוכנית פרויקטי רשות החירום הלאומית** – התוכנית מיועדת לתקצוב הפרויקטים בתחום חיזוק העורף הלאומי והחוסן הלאומי המבוצעים באחריות רח״ל, כגון: סיוע במוכנות לאומית לחירום במשרדי הממשלה, הוועדה הבין-משרדית לרעידות אדמה, שדרוג והקמת מרכזי הפעלה ברשויות המקומיות והקמת המרכז לאיתנות ישראלית.
- **תוכנית מיגון** – תוכנית זו מיועדת לתקצוב פרויקטים למיגון מתקנים אסטרטגיים ותשתיות לאומיות וכן מיגון התחבורה הציבורית באזור יהודה ושומרון.
- **תוכנית מיגון הצפון** – תוכנית זו מיועדת לתקצוב פרויקטים לשיפור ההיערכות לחירום ביישובי הצפון, זאת בהתאם להחלטת ועדת השרים לענייני ביטחון לאומי מס׳ ב/302 מיום ה-16 ביולי 2018, שעיקרה ״מוכנות העורף למצבי חירום״. התוכנית תתוקצב בשנת 2022 בכ-250 מיליון ש״ח.

המשרד לביטחון הפנים

הצעת התקציב של המשרד לביטחון הפנים לשנת הכספים 2022 (סעיף 07) מסתכמת בכ-21.3 מיליארד ש״ח ברוטו, מהם כ-20.6 מיליארד ש״ח בהוצאה נטו וכ-749 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-3.0 מיליארד ש״ח.

הצעת תקציב הפיתוח של המשרד לביטחון הפנים לשנת הכספים 2022 (סעיף 52) מסתכמת בכ-504 מיליון ש״ח, מהם כ-479 מיליון ש״ח בהוצאה נטו וכ-25 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-557 מיליון ש״ח.

המשרד לביטחון הפנים הוא גוף מטה משולב האחראי לאכיפת החוק, לשמירה על הסדר הציבורי ולפעילות בתחומים השונים של ביטחון הפנים במדינת ישראל. המשרד פועל, בין היתר, באמצעות גופים אלה:

- **משטרת ישראל** – מופקדת על ביצוע התפקידים והמשימות בתחום ביטחון הפנים, על שמירת הסדר הציבורי ועל הלחימה בפשיעה, ופועלת על פי הסמכויות שהוענקו לכל שוטר בפקודת המשטרה (נוסח חדש), תשל״א-1971, בחוק המשטרה (דין משמעתי, בירור קבילות שוטרים והוראות שונות), תשס״ה-2005 ובחוקים נוספים.

- **שירות בתי הסוהר** – ארגון כליאה לאומי האחראי לאחזקת אסירים ועצורים במשמורת על פי התנאים שנקבעו בחוק ואחראי לטיפול באסירים בתקופת שהותם בבית הסוהר, במגמה לסייע בשיקומם ובהשתלבותם בחברה בתום תקופת המאסר.

- **הרשות הלאומית לכבאות והצלה** – עיקר תפקידה הוא מניעה וכיבוי של דליקות, חילוץ והצלה, טיפול במפגעים והצלת חיי אדם.

- **הרשות להגנה על עדים** – הרשות מתמודדת עם תופעת האיומים על עדים ברמת סיכון גבוהה וכנגד הפגיעה בשלומם על ידי גורמים עבריינים.

כמו כן, המשרד לביטחון הפנים מפעיל, באמצעות הרשות המאוחדת למאבק באלימות סמים ואלכוהול, תוכניות שונות למניעת אלימות, להפחתת השימוש בסמים ובאלכוהול ולצמצום הפשיעה.

תקציב משטרת ישראל – הצעת תקציב משטרת ישראל לשנת 2022 מסתכמת בכ-15.2 מיליארד ש״ח (תקציב ברוטו, כולל תקציב פיתוח).

תקציב שירות בתי הסוהר – הצעת תקציב שירות בתי הסוהר לשנת 2022 מסתכמת בכ-4.6 מיליארד ש״ח (תקציב ברוטו, כולל תקציב פיתוח).

תקציב הרשות הלאומית לכבאות והצלה – הצעת תקציב הרשות הלאומית לכבאות והצלה לשנת 2022 מסתכמת בכ-1.4 מיליארד ש״ח (תקציב ברוטו).

דגשים לשנת הכספים 2022

- **חיזוק האכיפה במגזר הערבי** – בהמשך לעבודת מטה ממשלתית רחבה שנערכה באמצעות צוות המנכ״לים להתמודדות עם תופעת הפשיעה והאלימות בחברה הערבית ולהמלצותיה שפורסמו בשנת 2020, ונוכח החלטת ממשלה מס׳ 852 מיום 1 במרץ 2021 וכן החלטות ממשלה נוספות, נמצא כי קיים צורך בהגברת האכיפה והרחבת המענה הניתן על ידי המשרד לביטחון הפנים וגופיו להתמודדות עם תופעת האלימות בחברה הערבית. נוכח הדברים, המשרד לביטחון הפנים פעל לגיבוש תוכנית עבודה לטיפול בנושאים אלו. כיווני הפעולה המרכזיים בתוכנית מתמקדים בהגברת הנוכחות המשטרתית ברחוב הערבי, מאבק בפשיעה המאורגנת והחמורה, חיזוק התשתיות הקהילתיות וצמצום תופעות פשיעה ועבריינות מרכזיות.
- **שיפור השירות לאזרח** – נוכח ממשקי העבודה הרחבים של המשרד לביטחון הפנים וגופיו עם הציבור, ימשיכו המשרד וגופיו לפעול לשיפור השירות תוך שימת דגש על דיגיטציה נרחבת של פעילותם, כדוגמת: הגשת תלונה משטרתית באופן מקוון, יצירת סטנדרטיזציה בטפסי העבודה המוגשים לרשות הארצית לכבאות והפיכתם למקוונים, הקמת ממשקים מקוונים בין המשטרה ושירות בתי הסוהר לבין פרקליטות המדינות וגורמים רלוונטיים נוספים ועוד.
- **עמידה בבג״ץ תנאי מחייה** – פסיקת בג״ץ (שטח מחיה) קבעה כי על המדינה לפעול למתן שטח מחיה בן 4.5 מטרים לאסיר. במטרה לעמוד בפסיקה זו, גובשו תוכניות לבניית מתקני הכליאה ולהרחבתם ובנוסף שוחררו אסירים בכפוף לסדרי הדין המתייחסים בין היתר לרמת המסוכנות והשיקום של האסיר. בהתאם לכך הוקצו משאבים לבניית מקומות כליאה במתקנים עופר, נפחא ואלה. סך היישום של הפרויקטים מאפשר תוספת של 1,281 מקומות כליאה.
- **איזון ושיפור מערך הרגולציה ברשות הלאומית לכבאות והצלה** – מתוך מטרה להביא לצמצום הנטל הרגולטורי המוטל על בעלי עסקים ועל גורמים מפוקחים במשק, משרדי האוצר וביטחון הפנים מובילים רפורמה לאימוץ תקינה אמריקנית ברגולציית הרשות הארצית לכבאות והצלה וכן להעברת כלל הוראות הנציב לתקנות. יישום הרפורמה צפוי להביא לאיזון ולשיפור מערך הרגולציה ברשות הלאומית לכבאות והצלה, ולקביעת רגולציה מאוזנת מתוך ראייה רחבה של האינטרס הציבורי והשיקולים הכלכליים, מבלי לפגוע בבטיחות הציבור.

משרדי המטה

קבוצת משרדי המטה כוללת את המשרדים האלה: משרד ראש הממשלה והמטה לביטחון לאומי, משרד האוצר, משרד המשפטים, משרד החוץ, משרד הפנים, המשרד לשירותי דת ורשות האוכלוסין, ההגירה ומעברי הגבול. בפרק זה נכללות גם הוצאות ממשל כדוגמת העברות לרשויות המקומיות; תקציב הכנסת, חברי הממשלה, נשיא המדינה ומשרד מבקר המדינה; ומימון המפלגות.

מאפייני התקציב

הצעת התקציב של אשכול משרדי המטה לשנת הכספים 2022 מסתכמת בכ-27.3 מיליארד ש"ח ברוטו, מהם כ-23.0 מיליארד ש"ח בהוצאה נטו וכ- 4.3 מיליארד ש"ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב מסתכם בכ- 6.3 מיליארד ש"ח

שיעור ההוצאות (ברוטו) המופנות לפעילות משרדי המטה עומד על כ-5.5% מסך ההוצאה התקציבית ברוטו בשנת 2022 (בניכוי החזר חוב קרן).

משרדי המטה משרתים קשת רחבה של פעילות מטה ממשלתית. הם מאופיינים בעתירות כוח אדם, ולכן חלק ניכר מהתקציב השוטף במשרדים אלה מיועד למימון הוצאות שכר, והיתרה – לתקציבי קניות ופיתוח, המיועדים בעיקר לתפעול המשרדים.

תקציב משרדי המטה לשנת הכספים 2022

(במחירים שוטפים, במיליארדי ש"ח)



משרד ראש הממשלה

הצעת התקציב של משרד ראש הממשלה לשנת הכספים 2022 (סעיף 04) מסתכמת בכ-3.1 מיליארד ש״ח ברוטו, מהם כ- 3.1 מיליארד ש״ח בהוצאה נטו וכ- 16 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-1.2 מיליארד ש״ח.

הצעת תקציב המטה לביטחון לאומי לשנת הכספים 2022 (סעיף 10) מסתכמת בכ-50 מיליון ש״ח ברוטו.

הצעת תקציב המשרד לשירותי דת לשנת הכספים 2022 (סעיף 22) מסתכמת בכ-776 מיליון ש״ח ברוטו, מהם כ-762 מיליון ש״ח בהוצאה נטו וכ-14 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-47 מיליון ש״ח.

- משרד ראש הממשלה כולל את היחידות, הגופים והתחומים הכפופים ישירות לאחריות ראש הממשלה וגופים עצמאיים בקביעת תכניות העבודה שלהם ובניהול תקציבם. בנוסף, סעיף זה כולל תקציבים של משרדי ממשלה ויחידות נוספות שאינן תחת אחריות ראש הממשלה כמפורט להלן:

  - היחידות והגופים הכפופים ישירות לאחריות ראש הממשלה: יועצים לראש הממשלה; האגף לממשל וחברה; האגף לתכנון, תיאום ופנים; אגף הכלכלה והתשתיות; המועצה הלאומית לכלכלה; המועצות להנצחת נשיאים וראשי ממשלה ומרכזי ההנצחה למנחם בגין וליצחק רבין; מטה ההסברה הלאומי; מערך הגיור ועוד.

  - היחידות והגופים הכפופים לראש הממשלה, והעצמאיים בקביעת תוכניות העבודה שלהם ובניהול תקציביהם: הלשכה המרכזית לסטטיסטיקה; מערך הסייבר הלאומי; נציבות שירות המדינה.

  - משרדי ממשלה ויחידות נוספות שאינן תחת אחריות ראש הממשלה: המשרד לירושלים ומורשת; המערך דיגיטלי הלאומי; המשרד לשוויון חברתי; משרד התפוצות; המשרד לפיתוח הפריפריה, הנגב והגליל; המשרד לשיתוף פעולה אזורי; משרד המודיעין; משרד ההתיישבות ונתיב.

- נוסף על יחידות אלו, המטה לביטחון לאומי כפוף למשרד ראש הממשלה, אך מתוקצב בסעיף תקציבי נפרד (סעיף 10). כמו כן, יחידות לשכת הפרסום הממשלתי והמדפיס הממשלתי אשר בעבר היו כפופות למשרד ראש הממשלה, מתוקצבות בסעיף תקציבי נפרד (סעיף 89) כמפעלים עסקיים.

- עד לשנת 2015, המשרד לשירותי דת היה מתוקצב כחלק מתקציב משרד ראש הממשלה. החל משנת 2016, המשרד מתוקצב כחלק מסעיף תקציבי נפרד (סעיף 22). תקציב זה כולל את המשרד ויחידות הסמך הכפופות לו: הרבנות הראשית ובתי הדין הרבניים.

נושאים מרכזיים בתקציב משרד ראש הממשלה לשנת 2022

משרד ראש הממשלה

- יצירת תשתיות לצמיחה כלכלית ארוכת טווח וחיזוק הקשרים הכלכליים בין ישראל ומדינות מפתח ושווקים מתפתחים.

- טיוב, תיאום ושיפור הרגולציה הממשלתית תוך הפחתת נטל הרגולטורי לעסקים ולאזרחים.

- קידום קבוצות חברתיות וחיזוק הפריפריה, בין היתר חיזוק הקשר בין צעירי העם היהודי בתפוצות למדינת ישראל וקידום שילובם המיטבי של יוצאי אתיופיה בחברה הישראלית.

- קידום מדיניות הממשלה בישראל ובעולם באמצעות כלי הסברה ותקשורת.

- הובלת מפקד האוכלוסין על ידי הלשכה המרכזית לסטטיסטיקה תוך שימוש בכלים דיגיטליים ומידע ממקורות מנהליים.

הרחבת פעילות מערך הדיגיטל הלאומי במשרד הכלכלה והתעשייה

- האצת השירותים הדיגיטליים לאזרחים ולעסקים תוך הנגשתם באזור האישי הממשלתי לאזרחים ולעסקים.

- קידום המעבר הממשלתי לענן הציבורי ושיפור יכולות הממשלה בתחום הדיגיטל ומערכות המידע.

- הגברת האוריינות הדיגיטלית בחברה הישראלית תוך דגש על אוכלוסיות בעלות מאפיינים ייחודיים.

- קידום תחומי רוחב הרלוונטיים ליכולות הביצוע של הממשלה בתחום, בין היתר רכש ממשלתי בתחומי הדיגיטל, הון אנושי דיגיטלי, הסרת חסמים משפטיים לדיגיטציה וקידום השימוש בנתונים במגזר הציבורי.

- קידום פלטפורמות רוחביות ויישומים להנגשת מידע ושירותים ממשלתיים לאזרחים ועסקים ולשיתוף מידע וידע בין משרדי הממשלה ויחידות הסמך.

משרד האוצר

הצעת התקציב של משרד האוצר לשנת הכספים 2022 (סעיף 05) מסתכמת בכ-3.6 מיליארד ש״ח ברוטו, מהם כ- 3.3 מיליארד ש״ח בהוצאה נטו, וכ- 336 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת התקציב של מנהל הדיור הממשלתי לשנת הכספים 2022 (סעיף 51) מסתכמת בכ-3.4 מיליארד ש״ח ברוטו, מהם כ-795 מיליון ש״ח בהוצאה נטו, וכ- 2.6 מיליארד ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ- 4.3 מיליארד ש״ח.

משרד האוצר מורכב משני גופים עיקריים, משרד ראשי ורשות המסים. המשרד הראשי אחראי למדיניות הכלכלית של הממשלה. יחידות המשרד העיקריות הן אגף התקציבים האחראי על גיבוש תקציב המדינה ועל קידום שינויים מבניים במגזר הציבורי ובכלל המשק; החשב הכללי המנהל את כספי המדינה ואת נכסיה; רשות החברות הממשלתיות המפקחת על החברות הממשלתיות; האגף לשכר ולהסכמי עבודה, המנהל משא ומתן עם ועדי העובדים ועם הארגונים המייצגים אותם ואחראי על הסכמי עבודה במשק; אגף הכלכלן הראשי, המגבש מדיניות בתחום הכנסות המדינה ומחקר כלכלי ויוצר קשרים בין-לאומיים כלכליים.

רשות המסים בישראל הינה הגוף הממונה על אכיפת חוקי המס וגביית המסים הישירים והעקיפים.

דגשים לשנת הכספים 2022

- **ניתוח ואמידת ההשפעה השוטפת של משבר הקורונה על המשק, לצד קביעת מדיניות להתמודדות עם המשבר בשוק העבודה** – ניתוח המצב הכלכלי כולל בניית תחזיות למשק ותחזיות להכנסות המדינה, וכן אמידת ההשפעה השוטפת של הקורונה וצעדי ההכלה על הצמיחה המשקית וההכנסות. בנוסף, ינתח המשרד את הנתונים הכלכליים לייצוב המשק לאחר המשבר והתמודדות עם השלכותיו של משבר הקורונה.

- **קידום תכנית לאומית לשיפור הרגולציה** – ישראל נמצאת במקום ה-35 במדד ה-Doing Business. בסקרים רבים שנעשו בקרב המגזר העסקי עולה סוגיית הרגולציה בישראל כאחד הגורמים המשמעותיים לדחיית השקעות ולהכבדת הנטל על המגזר העסקי, ויש לציין, כי סוגיה זו אף העצימה בתקופת הקורונה. במסגרת תכניות העבודה מקודמות התכנית הלאומית לשיפור הרגולציה, שבמרכזה הקמת רשות הרגולציה, הרפורמה לשיפור הליכי הרישוי במשרד להגנת הסביבה, רפורמות בחוק רישוי עסקים ובתחום הכבאות.
- **קידום ההשקעה בפרוייקטי תשתית מרכזיים** – במטרה להגדיל את היצע התשתיות במשק ולשפר את איכותן יקדם המשרד פרוייקטי תשתיות מרכזיים הנדרשים להמשך צמיחת המשק ולצמצום הפער במלאי התשתיות. הפרויקט המרכזי הוא הקמת רשת קווי מטרו במטרופולין גוש דן, הפרויקט התחבורתי בעל ההיקף הגדול ביותר מבחינה תקציבית ומבחינה תחבורתית שנעשה עד היום בישראל. הפרויקט צפוי לסייע להאצת צמיחת המשק, להפחית את הגודש בכבישים ולספק מענה תחבורתי לכל תושבי המטרופולין.
- **ייעול הגבייה הממשלתית** – על פי הדו״חות הכספיים לשנת 2020, קיימים מספר גופים עם חובות כלפי ממשלת ישראל, בסך של כ-54 מיליארד ש״ח. על כן קיימת חשיבות אסטרטגית לייעולם ושיפורם של מערך הגבייה הממשלתי ותהליכי העבודה במשרדי הממשלה הנוגעים לסגירת חובות. בכוונת המשרד לשפר הליכי גבייה באמצעות קידום מערכות מידע תומכות, לייעל את הממשקים בין הגופים הממשלתיים ולהגביר את תמריצי הגבייה, במטרה להאיץ את הגבייה הממשלתית.

- **אימוץ מסקנות של דו״ח ארגון ה-OECD לגבי מדיניות השכר והסכמי העבודה במגזר הציבורי** – בחודש יולי 2021 פרסמה חטיבת הממשל בארגון ה-OECD דו״ח העוסק באסטרטגיית השכר במגזר הציבורי בישראל. בכוונת המשרד לקדם החלטת ממשלה לטובת אימוץ המלצות הדו״ח, המתמקדות בייעולה של מערכת יחסי העבודה בישראל, לרבות הקמת מוסדות חלופיים ליישוב סכסוכים, פישוט וייעול מבנה השכר וקביעת שכר לפי עיסוק ובהתאמה הדוקה יותר בין השכר לכישורים הנדרשים. כמו כן, בכוונת המשרד להקים צוות בין משרדי שיעסוק בנושא השכר והסכמי העבודה במטרה להטמיע את מסקנות הדו״ח בשיתוף כל גורמי הממשלה הרלוונטיים.

- **צמצום הכלכלה השחורה** – בישראל קיים פער משמעותי בין הפעילות הכלכלית המדווחת לבין הפעילות הכלכלית בפועל, צמצום הפער עולה בקנה אחד עם הרצון ליצור מערכת מס צודקת יותר. כמו כן, היקף הפעילות של ארגוני הפשיעה בישראל נאמד במיליארדי ש״ח וגורם לנזקים משמעותיים למשק ולחברה בישראל. ה״הון השחור״ שמקורו בפשיעה הוא לא רק מקור להכנסות נוספות, כי אם גם חסם לתחרות החופשית ולצמיחה הכלכלית. רשות המסים תמשיך ותגביר את פעילותה לצמצום היקף הכלכלה השחורה במדינה, תוך ריכוז מאמץ במאבק בחשבוניות הפיקטיביות והשימוש במזומן.

- **ייעול פעילות הרשות ושיפור השירות לאזרח** – המשך יישום התכנית האסטרטגית הרב שנתית ברשות המסים שמטרתה לשנות ולשפר את תפיסת ההפעלה ולהגביר את האפקטיביות של רשות המסים, זאת לצורך העמקת גביית המסים, הגברת ההרתעה בקרב מעלימי מס ושיפור השירות הניתן לציבור תוך הנגשת שירותים ומתן אפשרויות נוספות לדיווחים דיגיטליים.

משרד המשפטים

הצעת התקציב של משרד המשפטים לשנת הכספים 2022 (סעיף 08) מסתכמת בכ-5.3 מיליארד ש״ח ברוטו, מהם כ-4.2 מיליון ש״ח בהוצאה נטו, וכ-1.1 מיליארד ש״ח בהוצאה מותנית בהכנסה.

משרד המשפטים הוא גורם משמעותי בפעילות המשק בכמה רמות: מתן שירותים לאזרח, אכיפת החוק, ייעול הפעילות הממשלתית והסדרת הפעילות הכלכלית במשק. שלושה גופים כפופים לשר המשפטים: משרד המשפטים הראשי על כל יחידותיו (ביניהן – הנהלת המשרד ואגפי המטה, היועץ המשפטי לממשלה, פרקליטות המדינה, האגף לסיוע משפטי), הנהלת בתי המשפט ורשות האכיפה והגבייה.

במסגרת הצעת התקציב לשנת הכספים 2022 ניתן ביטוי להתמודדות של משרד המשפטים עם הגידול במספר המשימות ובאופיין. במקביל להגדלת המשאבים המוקצים למערכת, הושם דגש על ייעול ההליכים, על צמצום הנטל הביורוקרטי ועל שיפור השירות הניתן לאזרח.

דגשים לשנת הכספים 2022

- **הגברת היעילות של ההליך הפלילי** – בשנים האחרונות חלה עלייה במורכבות התיקים הפליליים, בין היתר כתוצאה מגידול בהיקף חומרי החקירה והראיות הדיגיטליות. כפועל יוצא מכך, יש צורך בהגברת היעילות של ההליך הפלילי ובהגברת ההרתעה של מערכת אכיפת החוק, זאת תוך שמירה על זכויותיהם של כל הגורמים המעורבים בהליך – נפגעי העבירה והנאשמים בראשם. לפיכך, משרד המשפטים יקדם בשנת 2022 מהלכים להגברת היעילות של ההליך הפלילי על ידי פעילות בשלושה צירים מרכזיים: דה-פליליזציה של עבירות שאינן חמורות והמרתן לעבירות מנהליות; קידום מסלולי אכיפה אלטרנטיבית (כמו הסדרים מותנים ופעילות של בתי משפט קהילתיים) ומסלולי ענישה אלטרנטיבית (חלופות מאסר, מסלולי שיקום); קידום דיגיטציה של חומרי חקירה ותהליך הטיפול באיסוף הראיות, עיבודן, העברתן לתביעה ולסנגוריה והגשתן לבית המשפט (״תיק חקירה דיגיטלי״).

- **יישום התכנית האסטרטגית במערכת המשפט** – הקצאת משאבים ותשומות כוח אדם, לרבות שופטים, על מנת לסייע בהתמודדות עם העומס המוטל על מערכת בתי המשפט. זאת, במקביל ליישום ולעמידה ביעדים בהתאם לתוכנית אסטרטגית לייעול המערכת ולשיפור השירות לאזרח. במסגרת התוכנית מקודמים נושאים שנועדו לייעל את עבודת המערכת, לצמצם הליכים ובקשות סרק, לקצר את אורך חיי התיק ולהסיט ביקושים למנגנונים אלטרנטיביים ליישוב סכסוכים.

- **הטמעת טכנולוגיות מתקדמות במערכת המשפט** – הנהלת בתי המשפט תקדם שורה של פרויקטים שתכליתם הטמעת טכנולוגיות מתקדמות שיסייעו בניהול ההליך המשפטי ומתן מענה לצרכים של בתי המשפט. במסגרת זאת, ניתן למנות בין היתר את הרחבת פיילוט תיעוד דיונים שבמסגרתו מוקלטים ומתומללים דיונים בהליכים מסוימים, פריסת מערכות לקיום דיונים בהיוועדות חזותית באולמות, וכן פיתוח מערכת שתאפשר ייעול השירות בכל הקשור לביצוע אימות מסמכים נוטריוני (אפוסטיל).

- **מחשוב** – הקצאת משאבים להמשך פיתוח, הטמעה ושיפורים במערכות מחשוב חדשות בגופים השונים, תוך שימת דגש על הרחבת הפעולות והנתונים, שהאזרח יכול לקבל עבורם מענה באופן מקוון.

משרד החוץ

הצעת התקציב של משרד החוץ לשנת הכספים 2022 (סעיף 09) מסתכמת בכ-1.8 מיליארד ש״ח ברוטו, מהם כ-1.8 מיליארד ש״ח בהוצאה נטו וכ-78 מיליון ש״ח בהוצאה מותנית בהכנסה.

משרד החוץ מופקד על גיבוש מדיניות החוץ של ממשלת ישראל ועל ביצועה בקרב מדינות המקיימות יחסים דיפלומטיים עם מדינת ישראל. משרד החוץ מייצג את המדינה בפני ממשלות זרות, ארגון האומות המאוחדות וארגונים בין-לאומיים נוספים.

על המשרד מוטל להסביר את עמדותיה של מדינת ישראל ברחבי העולם; לקדם את הקשרים המדיניים, האסטרטגיים, הכלכליים והמסחריים ואת קשרי התרבות והמדע; להעביר סיוע חוץ; ולפתח מכלולים של שיתופי פעולה עם ארצות מתפתחות ומפותחות. המשרד מטפל בשמירת זכויותיהם של האזרחים הישראלים השוהים בחו״ל ומסייע להם באמצעות נציגויותיו בחו״ל.

השינויים העיקריים בתקציב משרד החוץ לשנת 2022

- יישום החלטת ממשלה מס׳ 94 מיום 11 ביולי 2021 שעניינה ״פתיחת נציגויות ישראל באיחוד האמירויות הערביות, בממלכת בחריין ובממלכת מרוקו״.

- יישום החלטת ממשלה מס׳ 136 מיום 19 ביולי 2021 שעניינה ״העברת שטח פעולה מהמשרד לנושאים אסטרטגיים למשרד החוץ, ביטול המשרד לנושאים אסטרטגיים ותיקון החלטות ממשלה״.

משרד הפנים והרשויות המקומיות

הצעת התקציב של משרד הפנים לשנת הכספים 2022 (סעיף 06) מסתכמת בכ-285 מיליון ש״ח בהוצאה נטו. תקציב ההרשאה להתחייב יעמוד על כ-16 מיליון ש״ח.

הצעת התקציב לרשויות המקומיות לשנת הכספים 2022 (סעיף 18) מסתכמת בכ-6.3 מיליארד ש״ח בהוצאה נטו. תקציב ההרשאה להתחייב יעמוד על כ-547 מיליון ש״ח.

חיזוק השלטון המקומי, הדמוקרטיה המקומית והגברת עצמאותו ואיתנותו הפיננסית של השלטון המקומי – משרד הפנים פועל לביזור סמכויות למחוזות, לאשכולות ולרשויות המקומיות; לפיתוח ידע ושיפור התשתיות הארגוניות ברשויות המקומיות, לקידום הרפורמה בתאגידים העירוניים ולחיזוקם של התאגידים באופן שיתמוך בביזור הסמכויות. זאת לצד קידום החדשנות, הדיגיטציה, הפיתוח הכלכלי והיזמות בשלטון המקומי.

צמצום פערים בין רשויות מקומיות ופיתוח של השלטון המקומי באמצעות הליכי תכנון – משרד הפנים פועל לפיתוח מנועי צמיחה כלכליים להגדלת ההכנסות העצמיות של הרשויות המקומיות, בין היתר באמצעות התאגידים העירוניים. לצד זאת, המשרד פועל לייצר חלוקה צודקת של משאבים ולהגדיל את היקף משאבי הרשויות המקומיות. המשרד פועל להרחיב את שיתופי הפעולה הקיימים בין הרשויות המקומיות ואת שיתופי הפעולה האזוריים במיוחד.

הפחתת הנטל הביורוקרטי וטיוב הרגולציה – משרד הפנים פועל לטיוב מערכת הארנונה והמיסוי בשלטון המקומי, טיוב הליכי קביעת חוקי עזר בשלטון המקומי, הפחתת הנטל בתחום רישוי עסקים ושיפור השירות הממשלתי שניתן לרשויות המקומיות באמצעות הפחתה וטיוב של הביורוקרטיה הנדרשת והרגולציה המוטלת על רשויות השלטון המקומי.

הגברת המוכנות וההיערכות לחירום ברשויות המקומיות – משרד הפנים פועל לשיפור המוכנות של המשרד עצמו ושל השלטון המקומי למצבי חירום, תוך הבטחת הרציפות התפקודית של הרשות המקומית במצבים מסוג זה. כמו כן, המשרד פועל לקידום מנגנונים להגברת החוסן הקיברנטי ברשויות המקומיות.

דגשים לשנת הכספים 2022

- **קידום רפורמה לביזור סמכויות מהשלטון המרכזי לשלטון המקומי** – משרד הפנים יפעל לקידום רפורמה נרחבת לביזור סמכויות מהשלטון המרכזי לשלטון המקומי ולהפחתת נטל הרגולציה על השלטון המקומי. הרפורמה תכלול מהלכים רבים, לרבות ביטול הצורך באישור מראש של שרת הפנים לפעולות של הרשות המקומית, חיזוק מערכי הבקרה הפנימיים בזמן אמת וטיוב מנגנוני קבלת ההחלטה ברשות המקומית לצד חיזוק מערך הפיקוח והאכיפה בשלטון המרכזי ביחס לאותן פעולות. משרד הפנים יקים צוות שיבחן וימליץ בדבר אופן ביזור הסמכויות בשורת נושאים בעלי השלכה כלכלית ישירה על הרשויות המקומיות. בין היתר, משרד הפנים מעוניין להקל על הרשויות המקומיות בביצוע עסקאות מקרקעין, להקל על הרשויות בביצוע עסקאות התקשרויות ולקבוע רגולציה דיפרנציאלית וחכמה, כך שרשויות איתנות לא תידרשנה להיתר של שרת הפנים להתקשרויות ארוכות טווח לביצוע מיזם ועוד.

- **חיזוק החוסן הכלכלי והעצמאות הכלכלית של הרשויות המקומיות** – משרד הפנים יפעל לחיזוק עצמאותן הכלכלית של הרשויות המקומיות ולהגברת המסוגלות של הרשויות לספק שירותים מוניציפליים ראויים לתושביהן ולעסקים הפועלים בתחומי השיפוט של כל רשות ורשות. המשרד יפעל לצמצם את התלות של

הרשויות המקומיות במעורבות המדינה, לשפר את השירותים הממשלתיים הניתנים מהמדינה לרשויות ולמצות את פוטנציאל ההכנסות העצמיות של הרשויות המקומיות, בין היתר באמצעות חיזוק התאגידים העירוניים ובמיוחד החברות הכלכליות ובאמצעות פיתוח מתחמים מניבים ברשויות. בעקבות תהליכי הדיור המואץ והצפי לגידול משמעותי באוכלוסייה של רשויות מקומיות רבות, משרד הפנים יפעל לשימור החוסן הכלכלי של הרשויות ולשיפור כושר הנשיאה של הרשויות, כך שתוספות של יחידות הדיור והאוכלוסייה בהתאם, לא יפגעו ברמת השירותים המסופקים לתושבי הרשות על ידי הרשות המקומית. משרד הפנים יפעל לפיתוח ארגוני ברשויות ולהשבחת ההון האנושי בהן, במטרה לשפר את יכולות הביצוע של הרשויות המקומיות.

רשות האוכלוסין, ההגירה ומעברי הגבול

הצעת התקציב של רשות האוכלוסין לשנת הכספים 2022 (סעיף 68) מסתכמת בכ-982 מיליון ש״ח ברוטו, מהם כ-877 מיליון ש״ח בהוצאה נטו וכ-105 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-20 מיליון ש״ח.

דגשים לשנת הכספים 2022:

תעודות זהות ומסמכי נסיעה ביומטריים

בשנת 2022 רשות האוכלוסין וההגירה תפעל ליישום התוכנית להנפקת מסמכים ״חכמים״ במסגרת פרויקט שדרוג מסמכי הנסיעה ותעודות הזהות. שדרוג זה כולל הכנסת אלמנטים ביומטריים למסמכי הנסיעה ולתעודות הזהות, כך שתופעות מרמה וזיוף המסמכים תצטמצמנה משמעותית. בנוסף, המעבר לתעודת זהות חכמה צפוי לאפשר בעתיד הזדהות וחתימה דיגיטלית, ובכך לאפשר שימושים נרחבים לאזרח, כגון: הזדהות מרחוק באמצעות מערכות מחשוב וקבלת מידע אישי; חתימה אלקטרונית, שדינה כדין חתימה בכתב במקום בו נדרשת חתימה על פי חוק; והפחתת הביורוקרטיה הממשלתית לאזרח.

במסגרת הצעת התקציב הושם דגש מיוחד על שיפור היכולות הטכנולוגיות והתפעוליות ועל מספר העובדים בלשכות הרשות, לשם שיפור השירות בלשכות וקיצור התורים.

טיפול במסתננים ובנתינים זרים

במסגרת ההתמודדות של ממשלת ישראל עם תופעת שהייתם של זרים רבים שלא כחוק בישראל בכלל ועם תופעת ההסתננות לישראל בפרט, הושם דגש בהצעת התקציב על הצורך בקיומה של אכיפה יעילה על מעסיקי עובדים זרים שלא כחוק, לשם צמצום התמריץ הכלכלי שבשהייתם הלא חוקית של זרים בישראל, וכן אכיפה על השוהים עצמם, לשם עידוד יציאתם מרצון והוצאת מסתננים למדינה שלישית. זאת, בין היתר, באמצעות יישום חוק עובדים זרים ותקנות הפיקדון במספר ענפים, אשר יאפשרו את הפעלתו של מנגנון כלכלי המתמרץ יציאה מרצון ומוודא שמירה על זכויות העובדים.

שיפור השירות לציבור באמצעות טכנולוגיות מתקדמות

רשות האוכלוסין וההגירה פועלת לשיפור השירות לציבור ולהקלת הנטל הביורוקרטי על ידי רתימת אמצעים דיגיטליים ופלטפורמות טכנולוגיות מתקדמות ומתוך תפיסה של ״דיגיטל תחילה״.

מהלך זה נמצא בהלימה להחלטות הממשלה בנושא קידום המיזם הלאומי ״ישראל דיגיטלית״ (מס׳ 2097 מיום 10 באוקטובר 2014 ומס׳ 2733 מיום 11 ביוני 2017), החלטה בדבר אישור המדיניות הלאומית להזדהות בטוחה (מס׳ 2960 מיום 6 באוגוסט 2017) ובהתאם להחלטה בדבר שיפור העברת המידע הממשלתי והנגשת מאגרי מידע ממשלתיים לציבור (מס׳ 1933 מיום 30 באוגוסט 2016) והחלטה בנושא תוכנית להאצת השירותים הדיגיטליים לציבור ולקידום הלמידה הדיגיטלית ותיקון החלטת ממשלה (מספר 260 מיום 26 ביולי 2020).

המהלך של פיתוח שירותים דיגיטליים לציבור כולל מגוון צעדים: החל מהנפקה של מסמכים דיגיטליים (תעודות, היתרים, רישיונות וכדומה), דרך שילוב דיגיטציה בתהליכים ביורוקרטיים (כגון טפסים ותשלומים מקוונים) ועד

לשינוי עומק של תהליכים ביורוקרטיים לכדי מתן מענה רב-ערוצי לאזרחים ולתושבים, בדגש על ארגון השירותים באופן המותאם לצורכי הלקוח. השירותים יונגשו, בין היתר, באזור האישי הממשלתי ובאתר האינטרנט של הרשות.

הפעלת מערך ביקורת גבולות יעיל ומתקדם

רשות האוכלוסין וההגירה מקדמת את שיפור יכולת הבקרה על הנכנסים למדינת ישראל, על ידי שימוש באמצעים ובטכנולוגיות מתקדמים, במטרה למנוע את כניסתו של מי שאין מקום לאשר זאת, ובתוך כך גם לשפר את השירות לעוברים במעברי הגבול הבין-לאומיים. שיפורים אלו יתאפשרו באמצעות יצירת תשתית מתקדמת לאיסוף מידע ולניהולו לצורך זיהוי אמין, מדויק ומהיר של נתינים זרים הבאים בשערי המדינה, לקראת בואם ובמעבר הגבול בישראל. המהלכים המרכזיים הנכללים בנושא זה הם: נטילת מידע ביומטרי מזרים, שמירתו במאגר ושימוש בו לצורך זיהוי וודאי של זרים; קבלת מידע מקדים על נוסע (API - Advanced Passenger Information) מחברות התעופה; פרויקט E-VISA (אשרה דיגיטלית), הכולל הגשת בקשה לכניסה לישראל באופן מקוון ובחינתה על בסיס מידע מוקדם.

זיהוי מוקדם של זרים המעוניינים לבוא בשעריה של המדינה ושיפור יכולת הזיהוי של הנכנסים לישראל ייעלו באופן ניכר את עבודת ביקורת הגבולות ויצמצמו את מספר הזרים הנכנסים למדינת למטרת השתקעות לא חוקית. כפועל יוצא מכך יושג חיסכון בפעולות הכרוכות במניעת כניסה של זרים במעברי הגבול ובטיפול בשוהים לא חוקיים.

מימון מפלגות ותקציב הבחירות

הצעת התקציב למימון מפלגות ותקציב הבחירות לשנת הכספים 2022 (סעיף 14) מסתכמת בכ-155 מיליון ש״ח בהוצאה נטו.

דגשים לשנת הכספים 2022

מימון מפלגות שוטף לסיעות הכנסת ומימון מפלגות לבחירות

מימון מפלגות שוטף

חוק מימון מפלגות, תשל״ג 1973, קובע את הכללים למימון השוטף של הסיעות בכנסת שעיקריו כדלהלן:

- גובה יחידת המימון עומד על סך של 1,388.6 אלף ש״ח נכון לחודש יולי 2021.
- גובה המימון החודשי השוטף לכל מפלגה הוא סכום המנדטים שבו זכתה המפלגה בבחירות לכנסת ועוד אחד (בגין הסיעה) כפול אחוזים מגובה יחידת המימון (בשנה – 6 אחוזים 12 X = 72 אחוזים).

לשם המחשה, מימון מפלגות שנתי לסיעה בת עשרה חברי כנסת הוא 10,998 אלף ש״ח בהתאם לחישוב שלהלן:

1,388.6	X	11	X	72 אחוזים	=	10,998
עלות יחידת מימון באלפי ש״ח		10 חברי כנסת ועוד אחד בגין הסיעה		שיעור התשלום השנתי		אלפי ש״ח

עד לשנת 2017 שיעור המימון החודשי השוטף עמד על 5 אחוזים. בשנת 2017 הועבר תיקון לחוק מימון המפלגות (תיקון מס׳ 35) שהגדיל את שיעור המימון החודשי ל-6 אחוזים. עלות שינוי זה נאמדת בכ-25 מיליון ש״ח לשנה.

אשראי תקציבי למפלגות

בהתאם לתיקון לחוק מימון מפלגות, על משרד האוצר להעמיד אשראי תקציבי למפלגות בהיקף של עד מחצית מסכום מימון המפלגות לשלוש שנים. בתקציב לשנת 2022 תוקצבו עבור רכיב זה כ-24 מיליון ש״ח.

מימון המפלגות לבחירות

במהלך שנת בחירות זכאית כל מפלגה למימון עבור הבחירות, מעבר למימון השוטף המפורט לעיל. ככלל, המימון לכל מפלגה הוא בגובה מכפלת יחידת המימון במספר המנדטים שבו זכתה המפלגה בבחירות ועוד יחידת מימון אחת (בגין הסיעה).

ועדת הבחירות המרכזית לכנסת

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה, ומכהנת עד להקמת ועדת בחירות חדשה, מיד לאחר כינונה של כנסת חדשה. בוועדה המרכזית לבחירות לכנסת חברים נציגים מכל הסיעות של הכנסת ובראשה עומד שופט בית המשפט העליון.

ועדת הבחירות המרכזית לכנסת אחראית לתכנון, לארגון ולניהול הבחירות לכנסת עד לקביעת תוצאות הבחירות. תקציב ועדת הבחירות המרכזית לשנת 2022 טרם אושר על ידי ועדת הכספים של הכנסת.

השירותים החברתיים

ההוצאה לשירותים החברתיים כוללת את הוצאות משרד החינוך, לרבות מערכת ההשכלה הגבוהה, משרד הבריאות (בתוספת ההשתתפות בסל הבריאות), משרד הרווחה, המשרד לקליטת העלייה, משרדי המדע התרבות והספורט, זרוע העבודה במשרד הכלכלה והרשות לזכויות ניצולי השואה והיא כוללת את השתתפות משרד האוצר בתקציב המוסד לביטוח לאומי. בנוסף לכך, חלק משמעותי מההוצאה לשירותים החברתיים ממומנת באמצעות מס ייעודי הנגבה ישירות מהציבור, ולכן אינה מופיעה בתקציב המדינה. הוצאות אלה כוללות חלק מהוצאות המוסד לביטוח לאומי ואת הגבייה הישירה של מס הבריאות הממומנת חלק ניכר מעלות סל שירותי הבריאות.

מאפייני התקציב

הצעת התקציב של אשכול השירותים החברתיים לשנת הכספים 2022 מסתכמת בכ-210.2 מיליארד ש״ח ברוטו, מהם כ-199.2 מיליארד ש״ח בהוצאה נטו וכ-11.0 מיליארד ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב מסתכם בכ-9.0 מיליארד ש״ח.

שיעור ההוצאות (ברוטו) המופנות לפעילות השירותים החברתיים עומד על כ-42.6% מסך ההוצאה התקציבית ברוטו בשנת 2022 (בניכוי החזר חוב קרן).

ההוצאה על השירותים החברתיים מושפעת במידה רבה מתהליכים דמוגרפיים וכן מסדרי העדיפויות של הממשלה הנקבעים בהתאם ליעדים חברתיים שונים. מרכיבי ההוצאה העיקריים הם הוצאות שכר ותשלומי העברה.

כלל ההוצאה הממשלתית לשירותים החברתיים, הכוללת את הוצאות המוסד לביטוח לאומי וסל הבריאות הממומנות גם באופן ישיר על ידי גבייה מהציבור, עתידה להסתכם בכ-330 מיליארד ש״ח לשנת 2022.

התפלגות תקציב השירותים החברתיים לשנת 2022

(מיליארדי ש״ח)



התוספות והשינויים העיקריים לשירותים החברתיים במסגרת התוכנית הכלכלית לשנת הכספים 2022

חינוך – למשרד החינוך ניתנה בשנת 2022 תוספת תקציבית של כ-7.1 מיליארד ש"ח ביחס לשנת 2019. עיקר התוספת בשנים אלו ניתנה עבור גידול טבעי במערכת החינוך בסך של כ-4.1 מיליארד ש"ח; תוכנית לצמצום פערים לימודיים וחברתיים כתוצאה ממשבר הקורונה בסך של כ-300 מיליון ש"ח; סך של כ-200 מיליון ש"ח עבור בניית תהליכי הדרכה ופיקוח על מעונות היום וביסוס תשתית למערך הפדגוגי ולמערך הפיקוח והבקרה; המשך סבסוד צהרונים בגני הילדים ובכיתות א'–ב' בפריסה כלל ארצית וסבסוד תוכנית "בתי הספר של החגים" בגני הילדים ובכיתות א'–ב' בחופשות הקיץ והחורף בסך כולל של כמיליארד ש"ח ועוד.

ההשכלה הגבוהה – התוכנית הרב-שנתית למערכת ההשכלה הגבוהה כוללת תוספת משאבים בסכום רב-שנתי כולל של כ-6.8 מיליארד ש"ח בשנים תשע"ז-תשפ"ב. בשנת 2022 צפויה תוספת תקציב בסך של כ-175 מיליון ש"ח בהשוואה לשנת 2021.

שנת 2022 תהיה השנה השישית והאחרונה ליישום התוכנית הרב-שנתית למערכת ההשכלה הגבוהה. במסגרת התוכנית ניתנה תוספת תקציב לנושאים שונים, כגון: חיזוק המצוינות המחקרית, פיתוח תשתיות מחקר בכלל הרמות, קידום החדשנות בהוראה, הגברת ההלימה לשוק התעסוקה תוך הכשרת ההון האנושי, ביצוע תוכניות להגברת נגישות ההשכלה הגבוהה באוכלוסיות הערבית, החרדית ובקרב יוצאי אתיופיה ופיתוח פיזי במערכת ההשכלה הגבוהה.

מערכת הבריאות – למערכת הבריאות ניתנה תוספת תקציב של כ-4.12 מיליארד ש"ח ב-2021 ו-1.84 מיליארד ש"ח נוספים בשנת 2022, בין היתר, עבור נושאים אלה: תוספת תקציב בגובה של 3.5 מיליארד ש"ח ב-2021 ו-822 מיליון ש"ח נוספים ב-2022 לתקציב המועבר לקופות ולבתי החולים; תוספות תקציב של כ-500 מיליון ש"ח למימון תקנים לתגבור המערכת במגפת הקורונה, תוספת תקציב של כ-642 מיליון ש"ח המיועדת להרחבת שירותי הבריאות המסופקים באופן ישיר על ידי משרד הבריאות; תוספת תקציב של כ-100 מיליון ש"ח לתוכנית לשיפור מערך בריאות הנפש; תוספת תקציב של כ-340 מיליון ש"ח עבור ביצוע פרויקטים שונים בתחום הבריאות והתאמות בבסיס תקציב משרד הבריאות.

תשלומי העברה ורווחה – במסגרת תקציב 2022 הוחלט כי תינתן תוספת בגובה 1.8 מיליארד ש"ח לקצבאות הנכים המשולמות על ידי הביטוח הלאומי, בהמשך למתווה שנקבע בחוק בשנת 2018, וכן תוספת בסך של כ-1.5 מיליארד ש"ח עבור הגדלת גמלת הכנסה לקשישים החל משנת 2022. בנוסף, הוחלט על העלאת גיל הפרישה לנשים ל-65, באופן הדרגתי על פני 11 השנים הבאות. לצד זאת, למשרד הרווחה והשירותים החברתיים ניתנה תוספת תקציב בהיקף של כ-700 מיליון ש"ח בשנת 2022 לעומת שנת 2021, עבור הנושאים האלה: תוספת מכסות לסידורים חוץ- ביתיים ולסידורים בקהילה לאנשים עם מוגבלויות ולילדים בסיכון; הרחבת תוכניות בקהילה וגידול במכסות השונות במנהל המוגבלויות; הרחבת מגוון המענים לטיפול באלימות במשפחה ובכלל זה מרכזים לטיפול באלימות ומקלטים לנשים נפגעות אלימות; תקצוב ייעודי לצורך שיפור המוגנות של העובדים הסוציאליים; הטמעת התקציבים הניתנים לתמיכה בביטחון תזונתי בבסיס התקציב; הרחבת מעני המשרד בקהילה בכלל המנהלים והרחבת מגוון המענים למשפחות וליחידים בסיכון ובכלל זה תוכניות להוצאת משפחות ממעגל העוני.

משרד העלייה והקליטה – עיקר תקציב המשרד בשנת 2022 יועד לתקצוב תוכניות מיוחדות לעידוד העלייה, למימון תשלום סל קליטה לעולים, למלגות לימוד לסטודנטים עולים, לסיוע בתעסוקה לעולים חדשים ולתקצוב תוכניות קליטה שונות.

הרשות לזכויות ניצולי השואה – לרשות לזכויות ניצולי השואה ניתנו תוספות תקציב בהיקף של כ-300 מיליון ש״ח בשנת 2022 עבור הגדלת המענק השנתי לזכאים מכוח חוק ההטבות ומכוח החלטה מנהלית של שר האוצר. לאחר אישור התקציב, תגדיל הרשות את המענק השנתי הניתן לזכאי חוק ההטבות ולמקבלי המענק מכוח ההחלטה המנהלית של שר האוצר בסכום של כ-2,500 שקלים, כך שהמענק צפוי לעמוד על סך של כ-6,500 שקלים.

זרוע העבודה במשרד הכלכלה – במסגרת הצעת התקציב לשנים 2021–2022 הושם דגש על תוכניות אקטיביות לעידוד תעסוקה, במטרה לעמוד ביעדי התעסוקה ארוכי הטווח שהציבה הממשלה תוך התמקדות בעידוד כמות ואיכות התעסוקה של אוכלוסיות ייעודיות. זאת, בין היתר, באמצעות יישום הרפורמה במערך ההכשרה המקצועית, יישום הרפורמה במכללות הטכנולוגיות ויישום החלטות ממשלה נוספות הכוללות פיתוח כלכלי של האוכלוסייה הערבית והתמיכה בנשים מבוגרות בעקבות העלאת גיל הפרישה לנשים במסגרת חוק ההסדרים.

ההתפתחות הצפויה במהלך שנת הכספים 2022

במסגרת הצעת התקציב לשנת הכספים 2022 צפוי לחול גידול משמעותי בסך התקציב המוקצה לתקציב השירותים החברתיים והגדלת היקף שירותים אלו: סך התקציב המוקצה לתחומים אלו עתיד לגדול בכ-6.9 מיליארד ש״ח בשנת 2022, גידול של כ-3.6 אחוזים לעומת שנת התקציב 2021 בניכוי התקציב המוקצה לצורך התמודדות עם התפשטות נגיף הקורונה.

תקציב זה מיועד לשיפור רמת השירותים לכלל האוכלוסייה וכן להורדת יוקר המחייה, תוך מיקוד בסיוע לאוכלוסיות שאינן בגיל העבודה מחד גיסא ובעידוד תעסוקה לאוכלוסיות הנמצאות בגיל העבודה מאידך גיסא.

בין הצעדים החדשים שייושמו ניתן למנות הקצאת 1.8 מיליארד ש״ח בשנת 2021 לקצבאות הנכים המשולמות על ידי הביטוח הלאומי, וכן עוד 1.5 מיליארד ש״ח בשנת 2022 בעבור קשישים מקבלי גמלת השלמת הכנסה. בנוסף, הוגדל המענק השנתי עבור ניצולי השואה בסך של כ-300 מיליון ש״ח החל משנת 2022.

בתחום הרווחה, ניתנה תוספת של 105 מיליון ש״ח בשנים 2021–2022 לחיזוק מענים לטיפול באלימות במשפחה, הכוללים העמקה והרחבת הטיפול בגברים אלימים, תוספת משמעותית של עובדים סוציאליים בתחנות המשטרה והוספת עשרות עובדים סוציאליים ברשויות, שתפקידם לתכלל את עבודת המשרדים השונים לצורך מענה ממשלתי הוליסטי בנושא. בנוסף, הוקצו 57 מיליון ש״ח לחיזוק מענים בקהילה במנהל המוגבלויות, בין היתר עבור הרחבת שילוב אנשים עם מוגבלויות בקהילה בתוכניות שונות, כגון: שילוב בצבא, תוכניות לצעירים, הרחבת המענים החדשניים לדיורים עצמאיים בקהילה והגדלת המענים הרגשיים לאנשים עם מוגבלות ובני משפחותיהם.

בתחום החינוך תינתן תוספת על סך 300 מיליון ש״ח עבור תוכנית לצמצום פערים לימודיים וחברתיים כתוצאה ממשבר הקורונה, בדגש על לימודי שפה ולימודי האנגלית כשפה דבורה מגיל גן, פיתוח מסלולי טכנולוגיה מתקדמים מגיל צעיר והכנת התלמידים למקצועות נדרשים במאה ה-21. מעבר לכך, תסובסד תוכנית החופשות, במסגרתה יופעלו מסגרות חינוכיות בגני הילדים ובבתי הספר בכיתות א׳-ג׳ במהלך עשרה ימים בחופשות האביב והקיץ. כמו כן, תסובסד תוכנית הצהרונים בפריסה ארצית, במסגרתה יפעלו מסגרות לימודיות נוספות בשעות אחר הצוהריים. התוכניות נועדו לתת מענה לפער הקיים כיום במשק הישראלי בין חופשת ההורים לבין חופשות התלמידים ושעות הלימודים. תוכניות החופשות והצהרונים יגדילו את שכר הנטו של כל משפחה באלפי שקלים בשנה ויתמכו בהשתלבותם של הורים נוספים בשוק התעסוקה.

כמו כן, במטרה להעלות את שיעור התעסוקה ולשפר את פוטנציאל הצמיחה של כלל המשק, הושם דגש על רפורמה במערך ההכשרה המקצועית, כך שההכשרות שבהן מעורבת המדינה יהיו בעלות תשואה גבוהה לפרט ויובילו להשמות

איכותיות, בין היתר באמצעות הגברת שיתוף הפעולה עם המעסיקים. זאת, יחד עם המשך יישום הרפורמה במכללות הטכנולוגיות. בנוסף ישנה פעילות אקטיבית בפריסה ארצית לשילוב בתעסוקה של אוכלוסיות ייעודיות המאופיינות בשיעורי השתתפות נמוכים בשוק העבודה. בין היתר מיושמת תוכנית לעידוד התעסוקה של האוכלוסייה הערבית, תוכניות לעידוד התעסוקה של האוכלוסייה החרדית, ותוכנית לשילוב של אנשים בעלי מוגבלות בשוק התעסוקה.

בתחום הבריאות, מערך בריאות הנפש עבר ב-30 השנים האחרונות מספר רפורמות משמעותיות. האחרונה שבהן היא "הרפורמה הביטוחית" ב-2015, שהעבירה את האחריות הביטוחית על שירותי בריאות הנפש מהמדינה לקופות החולים. לשם השלמת המהלך לחיזוק מערך בריאות הנפש בקהילה ושיפור הטיפול הניתן בבתי החולים הפסיכיאטריים, משרד הבריאות קיבל תוספת תקציב של 100 מיליון ש"ח להקמת מסגרות חדשות שישמשוה חלופות לאשפוז הפסיכיאטרי, שיפור תשתיות בבתי החולים לשיפור תנאי האשפוז, ותגבור הכשרת פסיכותרפיסטים ופסיכיאטרים באזורי הפריפריה. בנוסף, נעשה עדכון לקביעת כללי ההתחשבנות בין קופות החולים לבתי החולים – מודל ה"קאפ". מאז 1997 מוחל מנגנון המסדיר את ההתחשבנות בין קופות החולים ובתי החולים, והוא נועד לקבוע כללים לעניין ההוצאות של קופות החולים על שירותים הנרכשים בבתי חולים. מידי שלוש שנים מאושר ומיושם מודל קאפ חדש, המקודם על ידי משרדי האוצר והבריאות וההסדר הקיים פקע בסוף שנת 2020. בעקבות כך, במסגרת התוכנית הכלכלית של הממשלה לשנים 2021 ו-2022 מקודם הסדר התחשבנות חדש שתוקפו עד 2025. צעדים אלה מבטאים את מדיניות הממשלה לעידוד תעסוקתי, לטיפול ביוקר המחייה ולשיפור רמת השירותים החברתיים הניתנים על ידי הממשלה.

שינוי סדרי העדיפויות, כאמור, הביא לגידול המשמעותי בכלל תקציבי המשרדים החברתיים בסך מצטבר של כ-6.9 מיליארד ש"ח, כפי שבא לידי ביטוי בהצעת תקציב המדינה לשנת 2022.

המוסד לביטוח לאומי

ההקצאה למוסד לביטוח לאומי מתקציב המדינה בשנת 2022 מיועדת לנושאים אלה:

- תשלום קצבאות במימון המדינה והשתתפות במימון קצבאות לאוכלוסייה לא מבוטחת, בסכום של כ-10.4 מיליארד ש״ח (ללא תשלומי מילואים).

- השתתפות המדינה בגבייה לפי סעיף 32 לחוק הביטוח הלאומי (נוסח משולב), התשנ״ה-1955 (להלן – חוק הביטוח הלאומי) בסכום של כ-37 מיליארד ש״ח.

- העברות אחרות למוסד לביטוח לאומי, בעיקר לצורך מימון הוצאות מנהל, בסכום של כ-487 מיליון ש״ח.

סך הקצבות אוצר המדינה למוסד לביטוח לאומי בשנת התקציב 2022 יסתכמו בכ-50.0 מיליארד ש״ח.

השתתפות המדינה בתקבולי המוסד לביטוח לאומי

בהתאם לסעיף 32 לחוק הביטוח הלאומי, אוצר המדינה משתתף בתקציב המוסד בשיעור קבוע בגין הגבייה משכירים ומעצמאים, וכן בשיעור השתתפות נוסף המשתנה על פני השנים, בהתאם לשינויים במדיניות הגמלאות והגבייה של המוסד לביטוח לאומי.

בשנת 2022, אחוז השתתפות האוצר צפוי לעמוד על 53.70 אחוזים.

עיקרי השינויים בקצבאות המוסד לביטוח לאומי

תוספת לקצבת הנכות הכללית – במסגרת תיקון מס׳ 200 לחוק הביטוח הלאומי, נקבע כי קצבאות הנכות יועלו באופן הדרגתי משנת 2018 ועד שנת 2021, כך שקצבת הנכות הכללית תעמוד על 3,700 ש״ח, וסך עלות העלאת הקצבאות לא תפחת מ-4.341 מיליארד ש״ח. כעת מוצע להשלים את מתווה העלאת הקצבאות לאוכלוסיית הנכים, כמפורט להלן:

- העלאה של קצבת הנכות הכללית לבעלי דרגת אי-כושר של 100 אחוזים ל-3,700 ש״ח בחודש;

- תוספת של בין 100 ל-300 ש״ח בחודש לקצבה שירותים מיוחדים לנכים;

- תוספת של בין 83 ל-490 ש״ח בחודש לקצבת ילד נכה;

- תוספת של 190 ש״ח בחודש לאזרחים ותיקים אשר היו זכאים לקצבת נכות טרם הגיעם לגיל פרישה;

- תוספת של 5,341 ש״ח לנכים מונשמים;

- העלאת הסכום שאינו מובא בחשבון בעת חישוב הכנסות מעבודה, מסך של כ-3,941 ש״ח כיום ל-5,300 ש״ח; סך העלות של התיקונים המוצעים עומד על כ-1.8 מיליארד ש״ח בשנת 2021.

תוספת לגמלת השלמת הכנסה – כחלק מהתוכנית הכלכלית לשנים 2021–2022, מוצע להגדיל את גמלת השלמת הכנסה לקשישים החל משנת 2022 בסך של כ-1.5 מיליארד ש״ח, כך שיחיד מתחת לגיל 70 יהיה זכאי לתוספת של 473 ש״ח בחודש לקצבה, והיא תעמוד על 70 אחוזים משכר המינימום. בנוסף, תוגדל הגמלה לזוג בכ-750 ש״ח בחודש, כך שבני זוג מתחת לגיל 70 יהיו זכאים לקצבה בסך של 5,865 ש״ח בחודש.

העלאת גיל הפרישה לנשים – מוצע להעלות את גיל הפרישה לאישה באופן הדרגתי, כך שגיל הפרישה לאישה שנולדה בחודש ינואר 1960 ואילך יעלה לגיל 65 באופן הזה: העלאת גיל הפרישה עד לגיל 63 תתבצע בקצב של ארבעה חודשים בשנה, והעלאת גיל הפרישה מגיל 63 עד לגיל 65 תתבצע בקצב של שלושה חודשים בשנה. בנוסף לכך, במסגרת העלאת גיל הפרישה, מוצע לקבוע כלים משלימים ותומכים לנשים המושפעות מהמהלך, ובכלל זה הארכת תקופת הזכאות לדמי אבטלה, העלאת הסכום שאינו מובא בחשבון לעניין קצבת זקנה בגיל המותנה והגדלת מענקי מס הכנסה שלילי.

שינוי מנגנון ההתחשבנות עם חברות הביטוח – מוצע לקבוע כי בכל הקשור לתביעות לפי חוק הפיצויים יחול הסדר התחשבנות כולל שבמסגרתו, החל משנת 2023, יועבר מדי שנה מחברות הביטוח סכום קבוע שייקבע בתקנות על ידי שר האוצר. התיקון מגביר את היעילות בהסדרי ההתחשבנות בין המוסד לביטוח לאומי לחברות הביטוח בכל הנוגע לתשלום פיצויים לפי חוק הפיצויים לנפגעי תאונות דרכים, תוך צמצום ההתדיינויות המשפטיות בין המוסד לחברות הביטוח, הפחתת הנטל הביורוקרטי ושיפור השירות לאזרח. השינוי המוצע צפוי להגדיל את הכנסות המוסד בכ-550 מיליון ש״ח בשנת 2022.

משרד החינוך

הצעת התקציב של משרד החינוך לשנת הכספים 2022 (סעיף 20) מסתכמת בכ-70.6 מיליארד ש״ח ברוטו, מהם כ-67.5 מיליארד ש״ח בהוצאה נטו וכ-3.1 מיליארד ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-1.9 מיליארד ש״ח.

הצעת תקציב הפיתוח של משרד החינוך לשנת הכספים 2022 (סעיף 60) מסתכמת בכ-2.7 מיליארד ש״ח ברוטו, מהם כ-2.2 מיליארד ש״ח בהוצאה נטו וכ-500 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-2.9 מיליארד ש״ח.

משרד החינוך אחראי להקניית ידע לילדים הזכאים לחינוך בהתאם לחוק לימוד חובה; לקידום המצוינות, לשיפור ההישגים ולרמת האיכות החינוכית, תוך צמצום פערים חברתיים; ליצירת מערכת חינוך יעילה שתשרת את צורכי התלמיד ואת צרכיה המשתנים של מדינת ישראל; ולקידום ערכים ציוניים, יהודיים, דמוקרטיים וחברתיים.

המשרד פועל ברמה הארצית באמצעות מטה המשרד ובאמצעות שמונה מחוזות שהם הזרוע הביצועית של המטה. משרד החינוך ממונה על מוסדות החינוך ובכלל זה על גנים, בתי ספר וחינוך בלתי פורמלי.

דגשים לשנת 2022

- **צמצום פערים והגדלת שוויון ההזדמנויות**

  - התוכנית לצמצום פערים לימודיים וחברתיים כתוצאה מהשלכות משבר הקורונה, בדגש על לימודי שפה ולימודי האנגלית כשפה דבורה מגיל גן, פיתוח מסלולי טכנולוגיה מתקדמים מגיל צעיר והכנת התלמידים למקצועות נדרשים במאה ה-21.

  - סבסוד צהרונים בגני הילדים ובכיתות א׳–ב׳ בפריסה כלל ארצית אשר יעניקו מסגרת לימודיות וארוחה חמה בשעות אחר הצוהריים.

  - סבסוד תוכנית החופשות, הפועלת במשך עשרה ימים במהלך חופשות האביב והחורף בגני הילדים ובכיתות א׳–ג׳.

- **תוכנית אוטונומיה למנהלי בתי הספר**

  - גמישות ניהולית ופדגוגית למנהלים, הניתנת בהתאם לייחודיות ולצרכים השונים של בתי הספר. התוכנית מרחיבה את הסמכות והאחריות של בתי הספר במישורים התקציבי, הפדגוגי ובארגון הלימודים.

  - במסגרת התוכנית, בתי הספר יזכו לליווי ולהנחיה כצעד משלים וכאמצעי למימוש הגמישות. כמו כן, התוכנית תלווה בתהליכי מדידה והערכה שישמשו כלי לקבלת החלטות ברמה המקומית והארצית.

- **החינוך לגיל הרך**

- כחלק מהעברת האחריות על החינוך בגילי לידה עד שלוש למשרד החינוך, ייבנו תהליכי הדרכה ופיקוח על מעונות היום ותבוסס תשתית למערך הפדגוגי ולמערך הפיקוח והבקרה.

- **המשך צמצום יחס מורה-תלמיד**

- בשנת הלימודים תשפ״א הושלמה התוכנית ההדרגתית לצמצום מספר התלמידים בכיתה בבתי הספר היסודיים. התוכנית החלה לפעול משנת תשע״ו, וגודל הכיתה בחינוך היסודי יעמוד על 32 עד 34 תלמידים.

מטרות ויעדים אלו לשנת הכספים 2022 יתורגמו לתוכנית עבודה בהתאם למתווה התקציב שיאושר בכנסת.

ההשכלה הגבוהה

הצעת התקציב למערכת ההשכלה הגבוהה לשנת הכספים 2022 (סעיף 21) מסתכמת בכ-12.3 מיליארד ש״ח.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוּכָּרים על ידי המועצה להשכלה גבוהה, אשר הוסמכו על ידה להעניק תארים אקדמיים. המדינה משתתפת בתקציבם של מרבית המוסדות להשכלה גבוהה. המועצה להשכלה גבוהה היא תאגיד סטטוטורי שהוקם בחוק המועצה להשכלה גבוהה, התשי״ח-1958, והיא המוסד הממלכתי לענייני השכלה גבוהה.

תקצוב מערכת ההשכלה הגבוהה נעשה באמצעות הוועדה לתכנון ולתקצוב (ות״ת) – גוף בלתי תלוי שהוקם על ידי המועצה להשכלה גבוהה ושהואצלו לו סמכויות המועצה בדבר מימון ההשכלה הגבוהה. יצוין כי ישנן מכללות אקדמיות לחינוך הנתמכות על ידי משרד החינוך, ויש מוסדות חוץ-תקציביים אשר אין בתקציבם השתתפות מתקציב המדינה.

נתונים כלליים

במערכת ההשכלה הגבוהה פעלו 60 מוסדות בשנת תש״ף (2019–2020). מספר הסטודנטים במוסדות להשכלה גבוהה הסתכם בשנת הלימודים תשע״ז בכ-313 אלף סטודנטים (כולל מכללות אקדמיות לחינוך באחריות משרד החינוך ומוסדות חוץ-תקציביים), מתוכם כ-78 אחוזים למדו במוסדות המתוקצבים על ידי ות״ת (כולל האוניברסיטה הפתוחה). כ-70 אחוזים מהסטודנטים למדו לתואר ראשון, מתוכם כ-32 אחוזים באוניברסיטאות.

דגשים לשנת הכספים 2022

התוכנית הרב-שנתית למערכת ההשכלה הגבוהה

הדגשים העיקריים לשנת 2022 מבוססים על התוכנית הרב-שנתית למערכת ההשכלה הגבוהה שנחתמה בספטמבר 2016 בין אגף התקציבים באוצר לות״ת לשנים תשע״ז-תשפ״ב בהיקף של כ-6.8 מיליארד ש״ח במצטבר לשש השנים, 2022 תהיה השנה השישית והאחרונה ליישום התוכנית. המטרות עיקריות של התוכנית הרב-שנתית הן:

- עידוד המצוינות המדעית – מחקרית
- עידוד החדשנות בהוראה
- הכשרת ההון האנושי והתאמתו לשוק התעסוקה
- קידום ושילוב אוכלוסיות ייחודיות במערכת ההשכלה הגבוהה.

עידוד המצוינות המדעית-מחקרית

ות״ת פועלת למען קידום המצוינות במחקר, ולאור זאת במסגרת התוכנית הרב-שנתית ניתנה תוספת משאבים להקצבות למחקר. קידום המצוינות בא לידי ביטוי הן בהגדלת התמיכה בקרנות המחקר התחרותיות, ובראשן הקרן הלאומית למדע, הן בחיזוק תשתיות מחקר בכל הרמות (ציוד אישי לחוקר, תשתיות מוסדיות ותשתיות לאומיות). כמו כן, ות״ת מקדמת שלושה מיזמי דגל בתחומי מחקר מובילי שינוי, להם מוקצה חלק משמעותי מתקציב התשתיות. מיזמי הדגל הם טכנולוגיות קוונטים (פיזיקה), רפואה מותאמת אישית (מדעי החיים) ומדעי הנתונים (מדעי המחשב, סטטיסטיקה ועוד).

עידוד החדשנות בהוראה

אחת ממשימותיו העיקריות של מוסד להשכלה גבוהה היא לספק לתלמידיו הוראה באיכות הגבוהה ביותר. בהתבסס על המלצות הוועדה להערכת איכות ההוראה ולקידומה בראשות פרופ׳ אלישע באב״ד, ובהמשך למודל התמרוץ שהוחל לאורן במסגרת התוכנית הרב-שנתית, הוקצו כספים ייעודיים להרחבת הפעילות בנושא קידום החדשנות בהוראה. כמו כן, מזה כעשור אנו עדים למגמה הולכת ומתרחבת בעולם כולו של למידה דיגיטלית, לרבות במערכת ההשכלה הגבוהה, אשר הואצה עקב משבר הקורונה. הלמידה הדיגיטלית טומנת בחובה יתרונות למוסדות, לסגל האקדמי ולסטודנטים, והיא פותחת אפשרויות רבות בפני האקדמיה. בתוכנית הרב-שנתית מושם דגש על פיתוח מספר משמעותי של קורסים המועברים באמצעות למידה דיגיטלית, ועל הכרה הדדית בקורסים אלה במערכת ההשכלה הגבוהה כולה. עם התפרצות מגפת הקורונה, עברה המערכת כולה ללמידה מרחוק, ובהתאם לכך הוקצו בשנת הלימודים תשפ״א 70 מיליון ש״ח לפיתוח אמצעים טכנולוגיים ולהכשרה טכנו-פדגוגית.

הכשרת ההון האנושי והתאמתו לשוק התעסוקה

ות״ת פועלת במספר דרכים להידוק הקשר בין תפוקות מערכת ההשכלה הגבוהה לבין צורכי המשק בכל הנוגע להכשרת ההון האנושי, לרבות עדכון נוסף של תעריפי ההוראה (גובה ומבנה התעריף, כך שישקף הן את העלויות הן תמריצים ליצירת הלימה בתמהיל מקצועות הלימוד כדי שיתאים לצורכי שוק התעסוקה), צמצום נשירה וקידום תוכניות להגדלת מספר הסטודנטים בתחומים נבחרים. החל משנת תשע״ט, ות״ת מפעילה תוכנית תמריצים להגדלת מספרי הסטודנטים במקצועות ההיי-טק (מדעי המחשב, הנדסת מחשבים והנדסת חשמל ואלקטרוניקה). במסגרתה הוצב יעד של גידול ב-40 אחוזים במספרי הסטודנטים במקצועות אלה. בנוסף, בשנת תשפ״א החלה תוכנית לחיזוק תחום ההנדסה האזרחית, כמענה לצורך בהון אנושי מומחה למימוש ההשקעה הממשלתית בתשתיות.

קידום ושילוב אוכלוסיות ייחודיות במערכת ההשכלה הגבוהה

במסגרת התוכנית הרב-שנתית, הושם דגש מיוחד על הרחבת הנגישות של מערכת ההשכלה הגבוהה לאוכלוסיות בהן הנגישות נמוכה יחסית, במיוחד ערבים, חרדים ויוצאי אתיופיה. תוכניות ההנגשה הן תוכניות הוליסטיות, שראשיתן לפני התחלת הלימודים האקדמיים, עוד בשלב בית הספר התיכון. במסגרת הלימודים במכינות הקדם-אקדמיות ובלימודי התואר הראשון ניתנת תמיכה ייעודית לאוכלוסיות אלה, באמצעות מערך תגבור אקדמי ומעטפת כלכלית וחברתית. בשנת תש״ף כ-23 אחוזים מהסטודנטים היו מקרב החברה הערבית, החרדית ומקרב יוצאי אתיופיה.

מערכת ההשכלה הגבוהה לנוכח משבר הקורונה

מגפת הקורונה אילצה את המוסדות להשכלה הגבוהה לעבור באחת למתכונת של למידה מרחוק, והמשבר נתן את אותותיו גם בביקושים להשכלה גבוהה. מספר הסטודנטים החדשים בשנת תשפ״א היה גדול ביותר מפי שניים ממספר הסטודנטים בשנת תש״ף. הגידול בביקושים להשכלה גבוהה הצריך מענה תקציבי ייעודי למערכת, כדי לאפשר את קליטת הסטודנטים החדשים, בדגש על סטודנטים למקצועות נדרשים למשק שהם מקצועות בעלי פריון גבוה, ברובם מקצועות STEM וביניהם מקצועות ההיי-טק והבריאות.

הרווחה והשירותים החברתיים

הצעת התקציב של משרד הרווחה והשירותים החברתיים לשנת הכספים 2022 (סעיף 23) מסתכמת בכ-12.5 מיליארד ש״ח, מהם כ-9.7 מיליארד ש״ח בהוצאה נטו, וכ- 2.8 מיליארד ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ- 130 מיליון ש״ח.

משרד הרווחה משמש חולייה מרכזית בהתוויית מדיניות הרווחה בישראל, והוא אחראי לקביעת סטנדרטים של שירותי הרווחה, להערכה ומחקר של השירותים החברתיים ולתקצוב, פיקוח ובקרה של אספקת שירותי הרווחה ברשויות המקומיות, אשר באמצעותן מסופקים מרבית שירותי הרווחה.

דגשים לשנת הכספים 2022

- תוספת מכסות לסידורים חוץ-ביתיים ולסידורים בקהילה לאנשים עם מוגבלויות ולילדים בסיכון.
- הרחבת תוכניות בקהילה וגידול במכסות השונות במנהל המוגבלויות.
- הרחבת מגוון המענים לטיפול באלימות במשפחה, ובכלל זה מרכזים לטיפול באלימות ומקלטים לנשים נפגעות אלימות.
- תקצוב ייעודי לצורך שיפור המוגנות של העו״סים.
- הטמעת התקציבים הניתנים לתמיכה בביטחון תזונתי בבסיס התקציב.
- הרחבת מעני המשרד בקהילה בכלל המנהלים.
- הרחבת מגוון המענים למשפחות וליחידים בסיכון, ובכלל זה תוכניות להוצאת משפחות ממעגל העוני.

דגשים אלה, כמו כל שאר הפעולות, היעדים והתוכניות המוצגות בהצעת התקציב, יבוצעו כחלק מהתקציב ובהתאם למסגרת התקציבית שהוקצתה לשם כך למשרד הרווחה, כמפורט בכל אחד מסעיפיו.

זרוע העבודה במשרד הכלכלה והתעשיה

הצעת תקציב של זרוע העבודה במשרד הכלכלה והתעשייה (סעיף 36) לשנת הכספים 2022 מסתכמת בכ-3.4 מיליארד ש״ח ברוטו, מהם כ-3.4 מיליארד ש״ח בהוצאה נטו וכ-38.3 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-819.7 מיליון ש״ח.

זרוע העבודה במשרד הכלכלה והתעשייה מופקדת על יישום מדיניות הממשלה לעידוד התעסוקה באמצעים תקציביים, מנהליים, אכיפתיים ותחיקתיים לצורך מימוש יעדיהם המרכזיים כמפורט להלן.

זרוע העבודה במשרד הכלכלה והתעשייה

- הגדלת שיעורי התעסוקה וההשתתפות בכוח העבודה של כלל האוכלוסייה תוך התמקדות בהגדלת שיעורי התעסוקה של אוכלוסיות מעוטות השתתפות בשוק העבודה, כגון: גברים חרדים, נשים ערביות, אנשים עם מוגבלות ומקבלי הבטחת הכנסה. כמו כן, שימת דגש על עידוד יציאה לעבודה של הורים באמצעות מערך מעונות היום המסובסדים והשתתפות בהחזקת ילדיהם במערך.
- פיתוח מערכת חינוך והכשרה טכנולוגית מגוונת, המביאה לחיזוק ההון האנושי, הדרוש להצעדת התעשייה והמשק קדימה.
- צמצום מספר העובדים הזרים, השוואת עלות העסקתם לזו של ישראלים ועידוד החלפתם בעובדים ישראלים.
- הסדרה ואכיפה של חוקי העבודה, הגנה על זכויות העובד ושמירה על בטיחותו ואכיפת חוקי העבודה בתחום העסקת עובדים זרים.

דגשים לשנת הכספים 2022

זרוע העבודה במשרד הכלכלה והתעשייה פועלת לגיבוש וליישום של תוכניות לעידוד תעסוקה, במטרה לעמוד ביעדי התעסוקה ארוכי הטווח שנקבעו בהחלטת הממשלה מס׳ 198 מיום 1 באוגוסט 2021. לצורך כך, ובמטרה למצות את פוטנציאל הצמיחה של המשק, בהצעת התקציב והתוכנית הכלכלית לשנת 2022 יבוצעו הצעדים שלהלן ויופעלו תוכניות אלו:

שילוב המגזר הערבי בתעסוקה – יישום החלטת ממשלה מס׳ 292 מיום 1 באוגוסט 2021 בנושא פיתוח כלכלי באוכלוסיית המיעוטים בשנים 2021–2026. בהתאם להחלטה זו, יוקצה סך של 26.5 מיליארדי ש״ח לשנים 2021–2026 לשם קידום צעדי מדיניות לשינוי מנגנוני ההקצאה במשק במספר רב של תחומים, ביניהם התחבורה הציבורית, החינוך, הדיור והתעשייה. לשם קידום צעדים אלו יוקצו משאבים ייעודיים לנושא. בתחום התעסוקה יבוצעו פעולות ישירות לעידוד התעסוקה במגזר הערבי, לרבות הפעלה והרחבה של הפעילות ב-23 מרכזי הכוון ייעודים הפועלים בפריסה ארצית, הגדלת היצע ההכשרה המקצועית למגזר הערבי, לימודי השפה העברית וסיוע בהשמה בחברות טכנולוגיות.

העלאת גיל פרישה לנשים – יישום החלטת ממשלה מס׳ 197 מיום 1 באוגוסט 2021, בנושא צמצום פערים מגדריים בשוק העבודה והתאמת גיל הפרישה מעבודה לעלייה בתוחלת החיים. בהתאם להחלטה זו יוקצה סך של 325 מיליון ש״ח לשנים 2022–2031 ליישום תוכנית ייעודית להכשרה מקצועית ולהשמה לאוכלוסייה המבוגרת בגילאי 60 ומעלה, במיוחד נשים. התוכנית תכלול הכשרות ייעודיות, כלי ליווי והשמה, עידוד יזמות, מלגות ועוד.

עידוד תעסוקת אנשים עם מוגבלויות – לצורך שילוב אנשים עם מוגבלות בתעסוקה והסרת חסמים להשתתפותם פותחו מספר פרויקטים ייעודיים. בין היתר, הקמת מרכז הכוון תעסוקתי נוסף והרחבת הפעילות הקיימת במסגרת מכרז תלת-שנתי, מרכזי תמיכה עבור מעסיקים המלווים את המעסיק משלב הגיוס והמיון, פריסת רכזי תעסוקה בתשתיות תעסוקה שונות, הקמת מרכז השאלת ציוד להתאמות ופיתוח תוכניות לסטודנטים עם מוגבלות. במקביל נמשכת הפעילות השוטפת בהשתתפות מימון התאמות במקומות עבודה ואבחוני שכר מינימום מותאם.

עידוד תעסוקת חרדים – המשך הפעלת התוכניות ב-12 מרכזי הכוון ייעודיים, קידום תוכנית להכשרות בשיתוף עם המעסיקים, עידוד יזמות ועסקים קטנים ושילוב עובדים חרדים בענף ההייטק. בנוסף, עידוד לימודי הנדסאות בסמינרים לנשים חרדיות ועידוד שילוב גברים חרדים בלימודי הנדסאות גם במקביל ללימודים בישיבה. לצד זאת, משאבים נוספים מוקצים למגוון כלים ניסיוניים שיביאו להמשך הגידול בתעסוקה ובשכר של האוכלוסייה החרדית.

הכשרה מקצועית – יישום תוכנית לייעול ולהרחבת מערכת ההכשרה המקצועית. במסגרת זאת פותחו מנגנוני הכשרות חדשים, שיופעלו בשיתוף הדוק עם מעסיקים לשם התאמת תוכני הלימוד והיקף ההכשרות לצורכי המשק. במקביל, לצד הגדלת המשאבים עבור כלים אלו, יוסטו שימושים מכלי הכשרה קיימים שנמצאו בעלי יעילות מופחתת לכלים בעלי יעילות גבוהה יותר, הכוללים פרויקט חניכות, הכשרות במקום העבודה, שוברי הכשרה מקצועית, הטמעת הכשרות מקוונות ועוד. התוכנית צפויה להגדיל את מספר המועסקים במשק ולתת מענה לצורכי המעסיקים ולדורשי העבודה בעקבות משבר הקורונה. בנוסף, התוכנית עתידה לסייע להגדלת הפריון, ובהתאם לכך – להגדלת שכרם של העובדים.

הכשרת נוער – מערכת החניכות והנוער מאפשרת לבני נוער לרכוש מקצוע תוך התנסות מעשית בתעשייה והיכרות עם הפיתוחים והחידושים במקצוע שהם לומדים. השילוב בעולם העבודה משמש אמצעי מרכזי לפיתוח מקצועי של בני הנוער ומאפשר להם לרכוש את המיומנויות המרכזיות הנדרשות במקום העבודה באופן המותאם לציפיות המעסיקים. ההכנה המקצועית והחברתית של החניכים לעולם המקצוע והעבודה מתבצעת בכיתות ט׳–י׳, והשילוב בעבודה בפועל מתבצע בכיתות יא׳–יב׳. שילוב זה נעשה בשיטת "החניכות המשולבת", במסגרתה נערכים שלושה או ארבעה ימי לימוד בביה"ס (תלוי במקצוע) ובשאר הימים התלמידים מתנסים בעבודה במפעל. המערכת פועלת בתוקף ובהתאם לחוק החניכות וחוק עבודת נוער (התשי"ג, 1953).

מה"ט, המכון הטכנולוגי להכשרת הנדסאים – תהליך ההכשרה של הנדסאים נעשה באמצעות מכללות טכנולוגיות ובתי ספר להנדסאים מוסמכים הפועלים ברחבי הארץ. כיום פועלות בפיקוח מה"ט כ-61 מכללות ושלוחות (מתוכם כ-30 סמינרים ומכללות במגזר החרדי). במכללות אלו לומדים כ-26,000 סטודנטים במגוון מגמות לימוד, ביניהן חשמל, מכונאות, תוכנה, אלקטרוניקה, תעשייה וניהול, הנדסה אזרחית, אדריכלות ועוד.

ניתנת תמיכה בלימודי הנדסאות לגברים חרדים הלומדים במכללות להנדסאים וטכנאים (90 אחוזים מעלות המכינה, 100% אחוזים מעלות שכ"ל). עבור נשים חרדיות, משרד החינוך ומה"ט מפעילים תוכנית "הכשרה חלופית", המאפשרת לימודי הנדסאות בסמינרים כחלופה ללימודי הוראה.

בנוסף מתקיים פרויקט תמיכה בהנדסאים בדואים – הפעלת תוכנית אשב"ל הכוללת מימון מלא של לימודי הנדסאים וליווי צמוד עד לדיפלום והשמה.

האגף למעונות יום ומשפחתונים – האגף מפקח על שלומם, בטיחותם והתפתחותם התקינה של התינוקות והפעוטות בגילאי לידה עד שלוש תוך הבטחת תנאים נאותים וסביבה חינוכית-טיפולית מותאמת ופועל לשילובן של אימהות לילדים בגיל הרך בשוק העבודה. עיקרי פעילות האגף הם: רישוי מעונות יום ומשפחתונים והפעלת מערכי פיקוח ואכיפה; סבסוד שהותם של ילדים בגיל הרך במעונות יום ובמשפחתונים; בינוי, שיפוץ והסבה של מעונות יום ועוד.

במסגרת החלטת ממשלה מס׳ 133 מיום 29 ביולי 2021 הוחלט על יישום המעבר של מעונות יום למשרד החינוך, לרבות האחריות המקצועית והפדגוגית, ההסדרה, הבינוי והפיקוח על מעונות היום, למעט מנגנון סבסוד שכר הלימוד.

אכיפת חוקי עבודה – האכיפה תיעשה באמצעות יחידות הרגולציה האמונות על הסדרה ואכיפה של חוקי העבודה; הגנה על זכויות העובד ושמירה על בטיחותו; ואכיפת חוקי העבודה בתחום העסקת עובדים זרים.

משרד הבריאות

הצעת התקציב של משרד הבריאות לשנת 2022 (סעיף 24) מסתכמת בכ-48.4 מיליארד ש״ח מהם כ-44.0 מיליארד ש״ח בהוצאה נטו, וכ-4.4 מיליארד ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-906 מיליון ש״ח.

הצעת תקציב הפיתוח של משרד הבריאות (סעיף 67) מסתכמת בכ- 893 מיליון ש״ח, מהם כ- 794 מיליון ש״ח בהוצאה נטו, וכ-99 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-1.2 מיליארד ש״ח.

הצעת תקציב בתי החולים הממשלתיים הכלליים (סעיף 94) לשנת 2022 מסתכם בכ-12.2 מיליארד ש״ח. תקציב בתי החולים הממשלתיים לבריאות הנפש (סעיף 93) לשנת 2022 מסתכם בכ-1.4 מיליארד ש״ח.

משרד הבריאות מופקד על התכנון, הפיקוח, הרישוי והתיאום במערכת הבריאות. הוא מתפקד כספק משמעותי של שירותי בריאות במערכת, ובמספר תחומים משמש כמבטח. המשרד מפעיל באופן ישיר מיטות אשפוז בבתי החולים הכלליים ובבתי החולים הפסיכיאטריים והגריאטריים והוא אחראי לאספקתם או מפעיל באופן ישיר את תחום האשפוז הסיעודי וחלק ממערכת השירותים הרפואיים המונעים – הקהילתיים והסביבתיים, לרבות תחנות טיפת חלב, שירותי בריאות התלמיד, פיקוח על המזון וכדומה.

דגשים לשנת הכספים 2022

חיזוק רפואת הקהילה ואשפוזי הבית

מערכת בריאות מאוזנת ואיתנה משלבת בין בתי חולים לרפואת הקהילה. עיקר פעילות המניעה והטיפול נמצא בקהילה – ארבע קופות החולים האחראיות למתן ביטוח בריאות אוניברסלי לכלל תושבי ישראל. השירות שמספקות קופות החולים נתפס בציבור כשירות טוב ואיכותי (ע״פ סקר מכון ברוקדייל). על מנת להקל על העומסים בבתי החולים ולחזק את הקהילה, המשרד פועל לקיצור תורים לרפואה יועצת ושיפור הזמינות, להרחבת ערוצים דיגיטליים ברפואה ראשונית, בבריאות הציבור ובבריאות הנפש ולשיפור אוריינות טכנולוגית והנגשה שפתית. כלי משמעותי נוסף אותו מעוניין המשרד לקדם הוא תחום אשפוזי וטיפולי הבית. מלבד היות הבית המקום המיטבי לטיפול בחולה בהיבט של מניעת זיהומים, אשפוז הבית צפוי לתת מענה גם לעומסים במערכת האשפוז הפנימית באיכות קלינית גבוהה. תחום אשפוזי הבית קיים בישראל מספר רב של שנים, אך לא הגיע למימוש הפוטנציאל בשל קשיים שונים – כלכליים, רגולטוריים ואחרים. המשרד פועל להסדיר נושאים אלה ולהגדיל את היקף השירותים הניתנים. תקופת הקורונה הוכיחה את הצורך בחיזוק מערך טיפולי הבית ורפואה מרחוק והדגימה את יעילותו.

חיזוק מערך בריאות הציבור ומניעת תחלואה

למניעת תחלואה ערך בריאותי, חברתי וכלכלי מובהק. ההשפעה של שירותי הבריאות על תוצאות הבריאות מסתכמת לכדי 10 אחוזים בלבד, בעוד יתר הגורמים המשפיעים קשורים להתנהגות הפרט ולתנאים סביבתיים, חברתיים ואחרים. לאור הבנה זו, משרד הבריאות הוביל מספר מהלכים משמעותיים: תוכנית "אפשרי בריא" לקידום הבריאות במערכת החינוך ובשלטון המקומי, תוכנית ממוקדת במניעת השמנה בילדים, תוכנית לצמצום העישון בכלל ובאוכלוסיות במיקוד בפרט, צמצום פרסום מוצרי עישון, קידום הזדקנות בריאה וכמובן – רפורמת סימון מזון. סביבת מחייה מקדמת בריאות תפחית תחלואה כרונית ותספק אורח חיים בריא יותר לציבור בישראל. לנוכח אלה, המשרד מתעתד לחזק את הפעילות הקיימת ולהמשיך בתנופת העשייה לתחומים נוספים, בהם: צמצום עקה (סטרס), שימוש מושכל במסכים, תזונה בריאה, עידוד פעילות גופנית, בריאות שן נכונה ואיתור פרואקטיבי מוקדם. המשרד מתכנן לקדם את תוכניותיו בזירות מגוונות ובשיתוף פעולה עם מערכת החינוך, השלטון המקומי, מרכזי תעסוקה ועוד.

התאמת כוח האדם וההון האנושי להתפתחות צורכי הבריאות בישראל

משרד הבריאות רואה בהון האנושי את עמוד התווך של מערכת הבריאות, אשר שואבת את עוצמתה מאנשי המקצוע המועסקים בה: רופאות ורופאים, אחיות ואחים, אנשי מקצועות הבריאות, אנשי המשק והמנהל, עובדי המעבדות והמטה. בשל הגידול הדמוגרפי, משרד הבריאות נדרש לפעול יחד עם המשרדים האחרים להגדלת היקף ההכשרות ולחיזוק המקצועות השונים, ובכלל זה הרחבת והאצלת סמכויות. המשרד מוציא לפועל תוכניות ארוכות טווח שמטרתן להגדיל את כוח האדם, על מנת לשפר את רצף הטיפול ולייצר עבודת צוות טובה יותר ולצמצם את השחיקה, כדי לשמר את כוח האדם במערכת לאורך שנים. בין התוכניות להשגת היעד: הגדלת מספר הלומדים באקדמיה במקצועות השונים והרחבת ההכשרה המעשית לקהילה; התאמת אופי העבודה במקצועות השונים לצורכי כוח האדם ולצמצום שחיקתו.

חיזוק מערך בריאות הנפש

מערך בריאות הנפש עבר ב-30 השנים האחרונות מספר רפורמות משמעותיות. האחרונה בהן היא "הרפורמה הביטוחית" ב-2015, שהעבירה את האחריות הביטוחית על שירותי בריאות הנפש מהמדינה לקופות החולים. לשם השלמת המהלך לחיזוק מערך בריאות הנפש בקהילה ושיפור הטיפול הניתן בבתי החולים הפסיכיאטריים, המשרד פועל להוספת מסגרות חדשות שישמשו חלופות לאשפוז הפסיכיאטרי, לשיפור תשתיות בבתי החולים לשם שיפור תנאי האשפוז ולתגבור הכשרת פסיכותרפיסטים ופסיכיאטרים באזורי פריפריה, בדגש על מטפלים דוברי ערבית, אמהרית ושפות נוספות.

צמצום הפערים בבריאות

בישראל קיימים פערי בריאות בין קבוצות אוכלוסייה שונות, בין תושבי פריפריה ומרכז ואף בין שכונות או יישובים באותם אזורים. המשרד מפרסם מידי שנה את דוח אי-השוויון בבריאות בו מוצגים הפערים השונים. כך לדוגמה, אנשים החיים בעוני לוקים בשבץ מוחי עשר שנים מוקדם מהממוצע באוכלוסייה הכללית ובשיעורים גבוהים יותר, והשמנת יתר שכיחה יותר בקרב ילדים באוכלוסייה הערבית, מאפיין המהווה גורם סיכון מהותי לתחלואה כרונית. בעקבות האמור, משרד הבריאות פעל בשנים האחרונות לצמצם פערים ולהנגיש שירותי בריאות נדרשים בפריפריה. נושא הכשירות התרבותית טופל, מגיפת הקורונה האיצה את התפתחות שירותי הבריאות הדיגיטליים והמשרד יפעל

להנגשת השירותים הללו לאוכלוסיות נוספות ולתושבי הפריפריה. בנוסף, המשרד פועל לחיזוק התשתיות הפיזיות ומשקיע משאבים בפיתוח ההון האנושי בפריפריה ובקידום תכנון ארוך טווח ייעודי לפריפריה בכלל מקצועות הבריאות.

משרד העלייה והקליטה

הצעת התקציב של משרד העלייה והקליטה לשנת הכספים 2022 מסתכמת בכ-1.6 מיליארד ש״ח ברוטו, מהם כ-1.6 מיליארד ש״ח בהוצאה נטו, וכ-1 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-608 מיליון ש״ח.

דגשים לשנת 2022

- **עידוד העלייה** – התקציב לעידוד העלייה נועד לקדם תוכניות קליטה על בסיס ההנחה שקליטה טובה יותר, המותאמת לצורכי העולים, היא כלי לעידוד המשך העלייה בעתיד, וכי קליטה מוצלחת של עולים בארץ מעודדת עולים פוטנציאלים להחליט על העתקת מרכז חייהם לישראל.
- **תעסוקה ויזמות** – המשרד ממשיך בפיתוח ובקידום תוכניות לשילובם של העולים בתעסוקה ומסייע במימוש זכויותיהם בעת המפגש עם עולם העבודה.
- **פתרונות דיור לעולים** – המשרד ממשיך בפעילותו למתן פתרונות דיור לעולים, במסגרת מרכזי הקליטה, ההוסטלים ומקבצי הדיור.
- **חינוך** - המשרד ממשיך לסייע בתוכניות לימודיות לעולים בחינוך הלא-פורמאלי, הן באופן ישיר הן באמצעות גופים נוספים. במסגרת זאת, המשרד ממשיך לקיים תוכניות ללימוד העברית מחוץ לאולפנים, בדגש על אוכלוסיות הצעירים והקשישים.
- **טיפול בסטודנטים עולים** – המשרד ממשיך לסייע לסטודנטים עולים באמצעות מלגות לשכר לימוד, מלגות קיום והלוואות, וכן מסייע בלימוד השפה העברית, השפה האנגלית, שיעורי עזר וסעד נפשי.
- **חיילים עולים** – המשרד ממשיך לטפל בעולים שהם חיילים בודדים, חיילים נשואים ועולות בודדות המשרתות בשירות הלאומי באמצעות סיוע כספי, ייעוץ והכוונה.
- **קליטה חברתית** – המשרד ממשיך לטפל ולסייע בנושאים השונים של קליטה חברתית, בשיתוף הרשויות המקומיות אשר מקצות מתקציבן לנושא קליטת העלייה.

הרשות לזכויות ניצולי השואה

הצעת התקציב של הרשות לזכויות ניצולי השואה לשנת הכספים 2022 (סעיף 25) מסתכמת בכ-5.2 מיליארד ש"ח ברוטו, מהם כ-5.1 מיליארד ש"ח בהוצאה נטו, וכ-66 מיליון ש"ח בהוצאה מותנית בהכנסה.

הרשות לזכויות ניצולי השואה פועלת מכוח חוק נכי המלחמה בנאצים, תשי"ד-1954, חוק נכי רדיפות הנאצים, תשי"ז-1957 וחוק ההטבות לניצולי השואה הנזקקים התשס"ז-2007 ותיקונו בשנת 2014.

בשנת 2021 עמד מספר הזכאים הכולל לתגמולים ולהטבות מהרשות לזכויות ניצולי שואה על כ-191,000 ניצולים, מתוכם כ-47,000 איש לפי חוק נכי רדיפות הנאצים; כ-1,600 איש לפי חוק נכי המלחמה בנאצים; כ-87,000 לפי חוק ההטבות לניצולי השואה. כמו כן כ-51,000 איש זכאים לסיוע לפי החלטות מנהליות שקיבל שר האוצר.

דגשים מרכזיים לשנת הכספים 2022

הרחבת זכויות לניצולי שואה מקבלי רנטה ממדינת גרמניה – לאחרונה השלימה הרשות משא ומתן עם ממשלת גרמניה, במהלכו הסכימה ממשלת גרמניה להגדיל את הרנטה החודשית בעוד 100 אירו לחודש. בנוסף, הוחלט להעניק הטבה מיוחדת בדמות מענק בסך 500 אירו מדי שנה לכ-1000 ניצולי שואה המוכרים בהתאם לחוק הפיצויים הפדרלי (BEG) הלוקים במחלת הדמנציה. ניצולים אלה זכאים להטבות אלה: פטור מתשלום עבור רכישת תרופות מרשם שבסל שירותי הבריאות, מתנדב חברתי ותוספת שעות סיעוד לניצולי השואה הסיעודיים הזכאים לכך, הנחה בארנונה וכן למענק שנתי לנזקקים המקבלים הבטחת הכנסה מהמוסד לביטוח לאומי.

הגדלת המענק השנתי לזכאים מכוח חוק ההטבות ומכוח החלטה מנהלית של שר האוצר – לאחר אישור התקציב תגדיל הרשות את המענק השנתי הניתן לזכאי חוק ההטבות ולמקבלי המענק מכוח ההחלטה המנהלית של שר האוצר בסכום של כ- 2,500 שקלים, כך שהמענק צפוי לעמוד על סך של כ-6,500 שקלים.

משרד החדשנות, המדע והטכנולוגיה

הצעת התקציב של משרד החדשנות, המדע והטכנולוגיה (ללא תקציב המטה המשותף למשרד המדע ומשרד התרבות והספורט) מסתכמת בכ-355 מיליון ש״ח במזומן ובכ-195 מיליון ש״ח בהרשאה להתחייב לשנת התקציב 2022.

משרד החדשנות, המדע והטכנולוגיה הוא גורם המשפיע על מדיניות המחקר והפיתוח בישראל. המשרד פועל לקביעת סדרי עדיפויות מדעיים; לעיבוי תשתיות אנושיות ופיזיות; לביסוס קשרי המדע הבין-לאומיים ולמינוף היתרונות היחסיים של ישראל; לחיזוק מעמדה של ישראל בתחומי החלל האזרחי בתעשייה, באקדמיה ובחברה; לקירוב המדע לקהילה, לחיזוק מגזרים בעלי נוכחות נמוכה בתחום המדע ולביסוס המדע בפריפריה החברתית והגיאוגרפית.

דגשים לשנת הכספים 2022

תפקידי משרד החדשנות, המדע והטכנולוגיה:

המטרות המרכזיות של המשרד הן:

- הובלת מדינת ישראל לחזית המדע, הטכנולוגיה והחדשנות;
- יצירה ומינוף של קשרים בין-לאומיים לקידום מדינת ישראל כמובילה בתחומי המדע והטכנולוגיה;
- פיתוח דור העתיד של מדענים, אנשי טכנולוגיה ומו״פ בישראל, באופן המקדם גיוון והזדמנויות שוות לכלל קבוצות האוכלוסייה;
- הובלת מדינת ישראל לפסגה העולמית בתחום החלל.

תחומי הפעילות העיקריים של משרד החדשנות, המדע והטכנולוגיה לשנים 2021–2022

- חיבור בין המחקר האקדמי הבסיסי לבין פיתוחים טכנולוגיים תעשייתיים. המשרד פועל באופן ממוקד לשיפור תשתיות הידע והמחקר במדינה, במטרה למקסם את התועלת מהידע הצבור אצל החוקרים במוסדות המחקר בארץ למען מחקר בעל פוטנציאל יישום משמעותי. לצורך הגברת ההשפעה המחקרית, המשרד פועל לעודד שיתוף פעולה בין חוקרים מתחומים שונים, ולעיתים אף ממוסדות מחקר שונים. להשגת המטרה המשרד פועל בשלושה מישורים עיקריים: מימון מחקרים במסגרת הקרן למחקר יישומי אסטרטגי (מי״א), הענקת מלגות וסיוע בהקמת מרכזי ידע.

- המשרד יוביל את מדיניות הממשלה בתחום הבינה המלאכותית בנושאי רגולציה, מדיניות מידע ונתונים, אתיקה, שיתוף פעולה בין-לאומי והטמעה במגזר הציבורי האזרחי.

- המשרד יוזם, מרחיב ומכונן קשרי מדע בין מדינת ישראל לבין מדינות אחרות. בתוך כך, המשרד מנהל משא ומתן לחתימה על הסכמים לשיתוף פעולה בתחומי המדע עם מדינות מובילות בתחומי המדע. כמו כן, המשרד מייצג את המדינה בארגונים מדעיים בין-לאומיים, ובכך מאפשר למדענים ישראלים נגישות למתקנים ייחודיים שאינם קיימים בארץ ולמקורות מימון שאינם ישראליים.

- המשרד פועל להגברת החשיפה של הציבור הרחב לתחומי המדע השונים, להגדלת השפעת המדע על חיי היום-יום של אזרחי המדינה ותרומתו לכלכלה, לטיפוח ההון האנושי ולצמצום הפערים בחברה.

- המשרד תומך במרכזי מחקר ופיתוח בפריפריה, כדי לעודד ולהרחיב את המחקר ולקרב את המדע ואת תוצריו

לרשויות המקומיות.

- המשרד יפעל להרחבת שילובן של אוכלוסיות בייצוג חסר בענף ההייטק, בעיקר דרך קידום מו״פ יישומי במגזר הערבי.

- סוכנות החלל הישראלית מסייעת בפיתוח טכנולוגיות ומוצרי חלל במסגרת פעילות לקידום תעשיית החלל הישראלית. בנוסף, היא מקדמת את קשרי החוץ, הסכמים ושיתופי פעולה עם סוכנויות חלל מובילות בעולם. הסוכנות מקדמת את המחקר באמצעות מימון מחקרי תשתית באקדמיה ובמכוני מחקר בתחומי החלל ומקיימת פעילות חינוכית בקהילה ובחברה בנושאי החלל.

- שרת החדשנות, המדע והטכנולוגיה היא השרה האחראית ליישום חוק המועצה הלאומית למחקר ולפיתוח (המולמו״פ). המועצה היא גוף עצמאי על פי חוק, הכפוף לשרה. המולמו״פ תפעל לגיבוש והמלצה על תחומי עדיפות לאומית טכנולוגיים-מדעיים לממשלה לחמש השנים הבאות.

ביום ה-19 ביולי 2021 החליטה הממשלה להעביר את שטח הפעולה של רשות החדשנות ממשרד הכלכלה והתעשייה למשרד החדשנות, המדע והטכנולוגיה. הסמכויות שהיו נתונות בחוק לעידוד, מחקר ופיתוח, התשמ״ד-1984, לשר הכלכלה הועברו לשרת החדשנות, המדע והטכנולוגיה.

משרד התרבות והספורט

הצעת תקציב משרד התרבות והספורט לשנות הכספים 2022 (ללא תקציב המטה המשותף עם משרד המדע, הטכנולוגיה והחלל) מסתכמת בכ-1.76 מיליארד ש״ח, מהם כ-1.75 מיליארד ש״ח בהוצאה נטו וכ-12.5 מיליון ש״ח בהוצאה מותנית בהכנסה. כמו כן, בשנת הכספים 2022 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-354.5 מיליון ש״ח.

הצעת תקציב המטה המשותף למשרד החדשנות, המדע והטכנולוגיה ולמשרד התרבות והספורט לשנת הכספים 2022 מסתכמת בכ-117.4 מיליון ש״ח, מהם כ-18.7 מיליון ש״ח הם תקציב מרכז ההסברה.

משרד התרבות והספורט פועל לקביעת מדיניות ולקידום, חיזוק והקמת תשתית בשני התחומים העיקריים שבסמכותו: התרבות והספורט. בתחום התרבות – המשרד תומך במוסדות תרבות ואומנות, במפעלים ובאירועי תרבות, ביוצרים ובמבצעים המהווים את התשתית לחיי התרבות, לאיגודים, להתאחדויות ולכלל גופי התרבות. בתחום הספורט – המשרד תומך באיגודים, באגודות ובגופי הרוחב בתחום הספורט ההישגי והתחרותי, פועל לפיתוח תרבות הספורט בקהילה (ספורט עממי) ולקידום נשים בספורט, וכן מוביל תוכנית לאומית לבינוי ולשדרוג מתקני ספורט ברחבי הארץ.

דגשים לשנת הכספים 2022

תחום התרבות

- **מימוש תרבות כזכות לכל אזרח** – משרד התרבות והספורט פועל להגדלת ההיצע התרבותי והנגשתה של התרבות לכול, לחיזוק ולעידוד היצירה התרבותית תוך מתן ביטוי למגוון הקולות והאוכלוסיות בחברה, ולמיצוב התרבות ככלי להעצמת המכנה הזהותי וההיסטורי המשותף של אזרחיות ואזרחי מדינת ישראל. במסגרת התפיסה לפיה תרבות היא זכות לכל אזרח, המשרד שם דגש על הפריפריה החברתית והגיאוגרפית, וכן על המשך פעילותו של תחום התרבות במסגרת המגבלות הנובעות ממשבר הקורונה.

- **מיצוב מנהל התרבות כגוף המוביל את תחום התרבות בישראל** – למנהל התרבות תפקיד מרכזי בפיתוח ובתחזוקת תחום התרבות והוא פועל לממש את תפקידו על ידי יצירת תשתית לבניית תוכנית אסטרטגית לתרבות בישראל 2030, ובמיוחד פיתוח קשרי תרבות בין-לאומיים. כמו כן, מנהל התרבות שם לו למטרה לשפר את השירות למוסדות התרבות בצמצום הביורוקרטיה, במעבר לשירותים דיגיטליים ובייעול ופישוט מבחני התמיכות.

- **התוכנית האסטרטגית בתחום התרבות מתמקדת בארבעה תחומים אלה:**
  - שיפור מנגנון חלוקת התמיכות במנהל;
  - תרבות בדיגיטל כמדיום יצירה וצריכה נוסף;
  - חינוך לתרבות ולאמנות;
- ייצוג וביטוי הנרטיבים השונים בתרבות הישראלית.

תחום הספורט

- **הנגשת תרבות הספורט לכול, בדגש על הפריפריה החברתית והגיאוגרפית ועל קידום נשים בספורט** – כחלק
  מהתוכנית האסטרטגית לספורט בישראל שגיבש משרד התרבות והספורט, יוגדל מספר העוסקים בספורט
  ובפעילות גופנית בקהילה תוך הקפדה על שוויון הזדמנויות בספורט ותקצוב דיפרנציאלי המהווה יעד מרכזי.
  המשרד מקדם במיוחד מדיניות המעודדת ראייה מגדרית בספורט ושם לו ליעד להגדיל את מספר הילדות,
  הנערות והנשים המשתתפות ועוסקות באימון ובספורט.

- **פיתוח התשתיות האנושיות והפיזיות בספורט** – עולם ספורט פעיל ומפותח נשען על תשתיות איכותיות, הן
  במובן הפיזי בדמות מתקני ספורט מתקדמים הן במובן ההון האנושי בדמות צוותי מעטפת מקצועיים ובראשם
  המאמנים. כחלק מפיתוח מתקני הספורט, משרד התרבות והספורט מוביל תוכנית רחבת היקף לבינוי, לשיפוץ,
  לפיתוח ולהנגשת מתקני ספורט לקהילה ולספורט התחרותי וההישגי, באמצעות הקצאת תקציבים לרשויות
  המקומיות ברחבי המדינה, על פי קריטריונים בהתאם ל"תכנית המתקנים הלאומית 2027". כחלק מפיתוח הון
  אנושי בספורט, משרד התרבות והספורט מגבש אסטרטגיה לשיפור איכות התשתיות האנושיות בספורט על ידי
  הסדרת תחום האימון, שדרוג מעמד המאמן, שיפור איכות הניהול בתחום הספורט וקידום קשרי חוץ בין-
  לאומיים בתחום.

- **התוכנית האסטרטגית בתחום הספורט מתמקדת בארבעה תחומים:**
- מתקנים – הנגשת מתקני הספורט לפעילות גופנית ולספורט העממי, התחרותי וההישגי עבור כלל
  האוכלוסיות;
- מועדוני ספורט – יצירת תשתית חזקה של מועדוני ספורט ברחבי הארץ תוך שיתוף פעולה הדוק עם מערכת
  החינוך והרשויות המקומיות;
- מאמנים – קידום ופיתוח המאמן כגורם המשפיע ביותר על התפתחותם האישית והספורטיבית של הילדים
  ושל בני הנוער;
- ספורטאי העילית – תמיכה בספורטאי העילית ובענפי הספורט המועדפים לשם הגדלת ההישגים בזירה
  הבין-לאומית.

ענפי המשק

קבוצת ההוצאות המשויכות לענפי המשק כוללת את ההוצאות בגין תעשייה תיירות, חקלאות, הגנת הסביבה ותקשורת.

מאפייני התקציב

הצעת התקציב של אשכול ענפי המשק לשנת הכספים 2022 מסתכמת בכ-8.1 מיליארד ש"ח ברוטו, מהם כ-6.0 מיליארד ש"ח בהוצאה נטו וכ-2.1 מיליארד ש"ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב מסתכם בכ-5.0 מיליארד ש"ח.

שיעור ההוצאות (ברוטו) המופנות לפעילות ענפי המשק עומד על כ-1.6% מסך ההוצאה התקציבית ברוטו בשנת 2022 (בניכוי החזר חוב קרן).

התמיכה לענפי המשק נועדה לעודד צמיחה בת-קיימא בענפי המשק השונים באמצעות ייזום וקידום רפורמות מבניות וענפיות, הסרת חסמים מנהליים ופתיחת "צווארי בקבוק", שתכליתם לשפר את כושר התחרות של המשק הישראלי באמצעות ניהול תקציב התמיכות למגזר העסקי, שנועד בעיקרו לפתור כשלי שוק שהסקטור העסקי מתמודד עימם. בנוסף, חלק מן המשרדים שדרכם מתבצעת התמיכה לענפי המשק פועלים גם כרגולטור שתפקידו, בין השאר, להבטיח תחרות ענפית.

במסגרת הצעת התקציב לשנת הכספים 2022 החליטה הממשלה, בין היתר, לשים דגש על שינויים מבניים להסרת חסמי סחר בייבוא אישי ומסחרי, הגדלת הפיריון וכושר התחרות של התעשייה הישראלית, הפחתת הנטל הרגולטורי, חיזוק הקשרים הבין-לאומיים של התעשייה עתירת הידע בישראל, עידוד עסקים קטנים ובינוניים, קידום הייצוא והקשרים הכלכליים של מדינת ישראל. כמו כן החליטה להמשיך לפעול להגברת התחרות בענף התקשורת ועוד.

תקציב ענפי המשק לשנת הכספים 2022

(מיליארדי ש"ח)



ענפי המסחר והתעשייה

עקב פרוץ מגפת הקורונה והטלת סגרים ומגבלות תנועה והתקהלות, בשנה האחרונה נפגעה פעילות המגזר העסקי באופן משמעותי. המגבלות שעליהן החליטה הממשלה הביאו לכך שעסקים לא היו רשאים לקבל קהל, להביא את עובדיהם למקום העבודה וככלל, הוגבלה פעילותם הסדירה. מגבלות אלו הביאו לירידה בתוצר, ובהתאם לכך גם בתוצר העסקי ובביקוש המגזר פרטי. לצד כל אלו המשבר הגלובלי הביא לחוסר ודאות שגרם גם הוא להאטת המגזר העסקי.

לנוכח מגבלות אלו, בדומה ליתר מדיניות העולם החליטה הממשלה על תוכנית רשת ביטחון כלכלית למגזר העסקי. תוכנית זו כללה אפשרות להוציא את העובדים לחל״ת לתקופות גמישות בהתאם למגבלות הפעילות במשק; לתת מענק סוציאלי לעצמאים לצורך סיוע בהוצאות משק הבית ומענק השתתפות בהוצאות קבועות של העסק שאותן העסק אינו יכול לחסוך, כגון הוצאות שכירות; החזר ארנונה לעסקים; והלוואות בערבות מדינה.

לצד מענקים אלו כללה רשת הביטחון מענקים נקודתיים, כגון: מענק עידוד תעסוקה שניתן להחזרת עובדים לאחר הסגר הראשון; מענק לשימור עובדים במהלך הסגר השני; מענקים לעסקים קטנים ובינוניים לצורך הטמעת דיגיטציה ומעבר לעבודה מרחוק; מענקים לתעשייה להטמעת ייצור מתקדם; ומענקים נקודתיים לענפים רלוונטיים,] כגון מענק שניתן למעונות היום בגין הסגר הראשון; ומענקים שנתנה רשות החדשנות לענף ההיי-טק.

בשנים 2022–2021 צפוי המגזר העסקי, בהמשך לחודשים האחרונים, להמשיך להתאושש מהמשבר תוך חזרה לפעילות סדירה, זאת לצד התאוששות הביקושים מהציבור והגברת הוודאות. את שניים אלה יש ללוות בצעדים תומכי צמיחה למגזר העסקי, כגון שיפור הרגולציה והביורוקרטיה הממשלתיים, הנגשת הממשלה למגזר העסקי באופן דיגיטלי, שיפור התחרות וצעדים נוספים.

ענף התיירות

תיירות חוץ

בשנת 2019 התיירות העולמית המשיכה את מגמת הצמיחה העקבית. על פי נתוני ארגון התיירות העולמי (UNWTO) מספר נסיעות התיירות העולמי הסתכם בכ-1.46 מיליארד נסיעות תיירות, עלייה של כ-3.7 אחוזים ביחס לשנת 2018. היקף ההכנסות העולמי מתיירות נאמד בכ-1.5 טריליון דולר שהם כ-7 אחוזים מהייצוא העולמי של סחורות ושירותים. שנת 2020 החלה עם מגמת העלייה, אולם בחודש מרץ עם פרוץ משבר הקורונה מדינות רבות בעולם סגרו את שעריהן בפני תיירים. חברות התעופה, בתי המלון ושירותי התיירות השונים שחררו את מרבית עובדיהם (חל״ת או פיטורין) ועד היום (אוגוסט 21) חלקים משמעותיים בתעשייה מושבתים באופן מלא או חלקי. שנת 2020 הסתיימה בירידה של כ-74 אחוזים ביחס לשנת 2019 (כ-380 מיליון נסיעות תיירות בלבד) וירידה של 1.3 טריליון דולר בסה״כ ההכנסות מתיירות.

בשנת 2019 נרשמו 4.5 מיליון כניסות תיירים ששהו לפחות לילה אחד בישראל. מדובר בעלייה של כ-10 אחוזים ביחס לשנת 2018. בנוסף נכנסו לישראל 353 אלף מבקרי יום. מאז שנת 2017 חלה עלייה רציפה ומשמעותית במספר כניסות התיירים לישראל, כך גם ההכנסות מתיירות נכנסת. שנת 2020 היתה שנת משבר בתיירות העולמית ובישראל נסגרו השמיים החל מחודש מרץ ונמנעה כניסה של תיירים לישראל. מספר כניסות התיירים בשנה זו הסתכם בכ-800 אלף בלבד, ירידה של למעלה מ-80 אחוזים.

בהתאם לסקר תיירות נכנסת לשנת 2019, כ-29 אחוזים מהתיירים הצהירו שביקרו בישראל למטרת ביקור קרובים וידידים, 25 אחוזים ציינו שמטרתם תיור וטיול, 19 אחוזים הגיעו למטרת צליינות, 14 אחוזים ציינו שמטרת ביקורם היא בילוי והנאה, 8 אחוזים מהתיירים הגיעו למטרת עסקים וכ-4 אחוזים הגיעו לישראל למטרות אחרות (לימודים

ומחקר, תיירות רפואיות, כנסים ועוד). בהתייחסות למאפייני הפלחים, ראוי לציין את פלח ביקורי חברים וקרובים המשמש עוגן מסוים המצליח לשמור על יציבות גם בעיתות משברים ביטחוניים, זאת לעומת הפלחים האחרים אשר מרביתם מגיב בהימנעות מביקור בזמנים כאלו. כמו כן, ראוי לציין את הפלחים בילוי והנאה ועסקים ושליחויות שהם מוקד התעניינות של משרד התיירות, זאת בשל העובדה שאוכלוסיית מבקרים זו מתאפיינת בהוצאה גבוהה למבקר.

תיירות פנים

העלייה ברמת החיים ובהכנסה בעולם, במקביל לגידול בפנאי, מתבטאת בפיתוח תרבות הפנאי, הבילוי והתיור, ומביאה לעלייה בהיקף צריכת שירותי התיירות. אומדן ההוצאות של תיירות הפנים בשנת 2019 עמד על כ-13 מיליארד ש״ח (לא כולל תיירות חד-יומית).

בישראל, הגידול בתיירות הפנים על פני השנים יציב. חלקו נובע מהמגמות שצוינו לעיל וחלקו נובע מהגידול הטבעי באוכלוסייה. תיירות הפנים משמשת מעין ״רשת ביטחון״ עבור בתי המלון בישראל. בעיתות של משבר ביטחוני, כאשר התיירות מחו״ל נמצאת בירידה, ניתן לראות כי הישראלים ממשיכים לנפוש בישראל גם בזמנים אלו. בכך הם מאפשרים למלונות לצלוח תקופות מעין אלו. אפקט זה נתן את אותותיו גם בשנים 2020–2021 כאשר תיירות החוץ הצטמצמה בעקבות משבר הקורונה.

ענף החקלאות

החקלאות הישראלית נמצאת בתהליך פיתוח מתמיד. עם השנים, טכנולוגיות גידול חדישות ושיטות גידול משוכללות תרמו לעלייה בכמות התוצרת ובמגוון הגידולים החקלאיים. עם זאת, כמו במרבית המדינות המפותחות, החקלאות הפכה מענף מוביל במשק בשנותיה הראשונות של המדינה, לענף קטן יחסית, המהווה כ-1.3 אחוז מתוצר המדינה כיום. בענף החקלאות מועסקים כ-38,000 עובדים, מתוכם כ-10,000 עצמאיים, כ-3,000 חברי קיבוצים, וכ-25,000 שכירים. כמו כן, קיימת מכסה של כ-25,700 עובדים זרים, וכ-20,000 עובדים פלסטינים קבועים וזמניים לענף החקלאות.

החקלאות מייצרת מזון טרי המשמש לצריכת האוכלוסייה המקומית והרשות הפלסטינית וכן לייצוא. הייצור החקלאי בישראל סובל מקיפאון ואף מירידה הן בערך התפוקה החקלאית, הן בכמות הייצור החקלאי. בעשור הראשון של המאה ה-21 זינק ערך התפוקה החקלאית מ-18.6 מיליארד ש״ח בשנת 2000 לכ-29 מיליארד ש״ח בשנת 2009, לעומת עלייה לכ-30 מיליארד ש״ח בלבד עשור לאחר מכן. בצד כמויות התפוקה החקלאית הצמחית, שיעור התפוקה המצטבר עמד על כ-4.3 מיליון טון בשנת 2000, והגיע לשיא של 5.5 מיליון טון בשנת 2014. מנקודת השיא חלה ירידה מתמשכת בהיקף הייצור לכמות של כ-4.7 מיליון טון בלבד בשנת 2018. לצד הקיטון בהיקף התוצרת החקלאית בשנים האחרונות, אוכלוסיית ישראל גדלה בעשור האחרון בשיעור של כ-20 אחוזים. שילוב של הירידה בהיצע התוצרת החקלאית והעלייה הדמוגרפית יוצרים פער הולך וגדל בין היצע המזון הטרי בישראל לצרכים. פערים אלו באים לידי ביטוי בירידה של כ-20 אחוזים בצריכת פירות וירקות לנפש, וזינוק של 80 עד 100 אחוזים במחירי הירקות והפירות במהלך שני העשורים האחרונים. פערים אלו מחייבים שינוי מדיניות חד, על מנת לבלום את עליית המחירים ואת הפגיעה בהיצע של המזון הטרי לאזרחי ישראל.

לנוכח המגמות המתוארות, הממשלה מקדמת מספר שינויים מבניים בענף החקלאות, הבאים לידי ביטוי בהצעת התקציב. במסגרת חוק ההסדרים קבעה הממשלה כי יבוטל התכנון בענף הביצים, וכן יופחתו שיעורי המכס על ייבוא ביצים באופן מידי. עוד קבעה הפחתה מדורגת של המכס על תוצרת צמחית בהליך מדורג שיתפרס על פני שנים. לצד פעולות אלו יוקצו תקציבים לתמיכה ישירה בחקלאות, אשר יינתנו לכל דונם מעובד, השקעות בפיתוח וחדשנות, וכן

מענקי הסתגלות לבעלי מכסות ביצים לצורך הערכות והתאמה למדיניות החדשה. כמו כן, תגדל מכסת העובדים הזרים לחקלאות, יורחבו הטבות המס לעוסקים בחקלאות דרך חוק עידוד השקעות הון בחקלאות ויופחתו מכסים על תשומות כדי להוזיל עלויות לחקלאים. שינויים אלו צפויים להביא להפחתת המחירים לצרכן המוערכים ב-25 אחוזים לפחות בענף הביצים, וכן הפחתה ניכרת במחירי הפירות והירקות תוך הגדלת המגוון והזמינות בכל עונות השנה, ובייחוד לאוכלוסיות החלשות בישראל.

הליך פיתוח וקידום הרפורמות כלל סקירה של המלצות ה-OECD לשיטות התמיכה בחקלאות, בחינה מדוקדקת של רווחיות רשתות השיווק וכן הליך היוועצות פנים-ממשלתי מתמשך. במסגרת זו נסקרו עבודות ועדת המחירים הבין-משרדית המשותפת למשרדי האוצר והחקלאות וכן עמדת הממונה על התחרות, לפיהן לא ניתן לשייך את ההתייקרות במחירי התוצרת החקלאית לרשתות השיווק. בכוונת הממשלה להמשיך לבחון את המקטע הקמעונאי בשנים הקרובות. בנוסף, בשנים האחרונות נפתחו מספר ענפים לייבוא בפטור ממכס או במכס מופחת, פתיחה אשר הביאה לתוצאות הצפויות של הגדלת המגוון, פתרון המחסור והוזלת המחיר לצרכן. כך עולה מסקירת נתוני הצריכה והמחירים של החמאה ושל הדגים הקפואים בשנים אלו. הרפורמות בחקלאות צפויות להביא לתוצאות דומות גם בענפי הביצים והצומח.

ענף התקשורת

הכנסות ענף התקשורת האלקטרונית בשנת 2019 הגיעו לכ-17.5 מיליארד ש״ח (בניכוי תשלומי קישוריות), ירידה של כ-5 אחוזים מהכנסות הענף בשנת 2018, בעיקר עקב התגברות התחרות בתחומי התקשורת השונים. להתפתחות שוק התקשורת ישנה השפעה גדולה על התפתחות המשק. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפריסה גיאוגרפית רחבה הם תנאי חשוב להבטחת המשך הצמיחה, שיפור כושר התחרות של המשק הישראלי ושיפור השירותים הניתנים במשק. ההתקדמות הטכנולוגית המהירה בשני העשורים האחרונים הביאה לשינוי מהותי באופיו של ענף התקשורת בישראל ובעולם. במשך שנים רבות, נחשב הענף לכזה שמתקיים בו מונופול טבעי. עלויות ההשקעה הנדרשות להקמת רשת תקשורת והיתרונות המשמעותיים לגודל המאפיינים את הפעילות בענף מנעו קיומה של תחרות אפקטיבית בתחום אספקתם של שירותי תקשורת לציבור. לנוכח מאפיינים אלה, סופקו שירותי התקשורת במרבית מדינות העולם על ידי משרד ממשלתי או על ידי מונופול ארצי בבעלות ממשלתית מלאה. מתחילת שנות השמונים של המאה הקודמת הביאו השינויים הטכנולוגיים לירידה מהירה בהיקף ההשקעה הנדרשת להקמת רשת תקשורת ולירידה בעלויות התפעול השוטפות. תמורות אלו מאפשרות כיום לספק שורה רחבה של שירותי תקשורת במסגרות שוק תחרותיות.

בשנים האחרונות ניתן להצביע על שורה נוספת של שיפורים טכנולוגיים בענף: פיתוחים טכנולוגים אלחוטיים, שימוש בטכנולוגיות ספרתיות מבוססות סיבים אופטיים בקרבה לבית המנוי (FTTx), שילוב של חומרה ותוכנה ברמה גבוהה וגידול משמעותי ברוחב הפס הנייח והנייד כאחד. שינויים אלו הפכו את מקטע ההפצה, קרי רשת התקשורת, לשירות הניתן לאספקה על ידי מספר גורמים במקביל ואפשרו לספק בצד שירותי התקשורת המסורתיים, מגוון רחב של שירותים מודרניים המותאמים לצרכים הייחודיים של כל לקוח. כמו כן, הענף מתאפיין בשנים האחרונות בהתלכדות של טכנולוגיות (Convergence), תשתיות ושירותים, המטשטשת את קווי התיחום המסורתיים בין תקשורת, מחשוב ושידור. תהליך התלכדות הטכנולוגיות השפיע באופן משמעותי על מבנה שוק התקשורת, כך שנוצרו ארבע קבוצות תקשורת מרכזיות המספקות שירותים במרבית התחומים הקיימים בשוק: סלולר, טלפוניה נייחת, תשתית אינטרנט, ISP ושיחות בינ״ל וטלוויזיה רב-ערוצית. תהליך הליברליזציה וקידום התחרות בענף התקשורת טומן בחובו תועלות רבות למשק. להלן העיקריות שבהן: הגדלת החופש לצרכן לבחור בין ספקים, וכתוצאה מכך ירידה במחירי השירותים

לצרכן; הרחבת מגוון השירותים הזמינים תוך החדרה מואצת של טכנולוגיות מתקדמות; תמריץ להגדלת ההשקעות ולשיפור השירות לצרכן; שיפור כושר התחרות של המשק כתוצאה מזמינות שירותי תקשורת מתקדמים ותמיכה בצמיחת התוצר הלאומי והרחבת אפשרויות הצריכה והמסחר במשק.

תוצאות התחרות בתחומי התקשורת השונים, הדגימו באופן מובהק את יתרונותיה של התחרות ככלי להשגת יעדי הממשלה בתחום. לפיכך, יש להוסיף ולפעול להחדרתה, להרחבתה ולביסוסה של התחרות בכל תחומי התקשורת, תוך חיזוק מעמדו של הצרכן, בין היתר באמצעות הסרת חסמי מעבר בין ספקים והגברת השקיפות והמידע אודות השירותים המסופקים לו. במסגרת התוכנית הכלכלית לשנים 2021–2022, משרד האוצר, בשיתוף משרד התקשורת מקדם שורה של רפורמות שמטרתן לקדם פריסת תשתיות תקשורת מתקדמות, בדגש על הדור החמישי בסלולר ורשתות סיבים אופטיים בתחום הנייח.

הגנת הסביבה

המשרד להגנת הסביבה פועל בשלוש רמות: ארצית, מחוזית ומקומית. ברמה הארצית המשרד נושא באחריות לקביעה ולהתוויה של מדיניות סביבתית כוללת וכן מקדם הליכי תקינה בתחום. ברמה המחוזית המשרד פועל באמצעות שישה מחוזות אשר אחראים ליישום המדיניות המותווית על ידי המטה, בכפוף למאפיינים ולצרכים הסביבתיים הייחודיים של היישובים שבתחום אחריותו. במסגרת המקומית המשרד תומך בכ-50 יחידות סביבתיות שהוקמו בערים ובאיגודי ערים, לרבות במגזרי המיעוטים.

במסגרת הצעת התקציב לשנים 2021–2022 תתמקד פעילות המשרד במספר נושאים: מאבק במדבר האקלים, ניהול פסולת בת קיימא באופן שיביא להפחתת ההטמנה, שיפור מצב הסביבה בחברה הערבית, קידום עירוניות בת קיימא וכן קידום רפורמה ברישוי ובפיקוח הסביבתי.

משרד הכלכלה והתעשייה ורשות החדשנות

הצעת התקציב של משרד הכלכלה והתעשייה ורשות החדשנות לשנת 2022 (סעיף 38) בכ-3.4 מיליארד ש״ח, מהם כ-2.8 מיליארד ש״ח בהוצאה נטו וכ-567 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-2.7 מיליארד ש״ח.

הצעת תקציב הפיתוח של משרד הכלכלה והתעשייה לשנת 2022 (סעיף 76) מסתכמת בכ-297 מיליון ש״ח, מהם כ-177 מיליון ש״ח בהוצאה נטו וכ-120 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-298 מיליון ש״ח.

משרד הכלכלה והתעשייה מופקד על עידוד ענפי התעשייה והמסחר, לרבות עסקים קטנים ובינוניים וקידום סחר החוץ, וכן יישום מדיניות הממשלה להפחתת יוקר המחיה והגברת התחרות במשק. רשות החדשנות מופקדת על קידום המחקר והפיתוח והובלת החדשנות הטכנולוגית. משרד הכלכלה והתעשייה ורשות החדשנות פועלים באמצעים תקציביים, מנהליים, אכיפתיים ותחיקתיים לצורך מימוש יעדיהם המרכזיים כמפורט להלן.

יעדי משרד הכלכלה והתעשייה

- הגברת הצמיחה ויכולת התמודדות עם מצבים משתנים בכלכלה.
- הגברת רמת התחרות במשק לשם הגדלת רווחת הצרכן באמצעות הפחתת יוקר המחייה, תוך שמירה על בטיחות ובריאות הציבור, רמת האיכות של המוצרים והשירותים הנצרכים וכן שמירה על זכויות הצרכנים והעוסקים וכללי מסחר הוגנים. זאת בנוסף לטיוב הרגולציה הממשלתית, על ידי הפחתת נטל רגולטורי והסרת חסמים תהליכיים, בין היתר על ידי התאמת הדרישות החוקיות המוטלות על ייבוא או ייצור למקובל בשווקים משמעותיים בעולם.
- שיפור כושר התחרות של המשק הישראלי וקידום הפעילות הכלכלית הבין-לאומית של ישראל תוך התמקדות בתחום סחר החוץ ומשיכת משקיעים זרים, על מנת להבטיח צמיחה המבוססת על סחר חופשי ושיתוף פעולה כלכלי בין ישראל למדינות אחרות.
- חיזוק העסקים הקטנים והבינוניים כמנוע צמיחה למשק. בתוך כך נכללות פעולות להסרת חסמי נגישות להון, הקלת העומס הרגולטורי והפחתת הנטל הביורוקרטי על עסקים, סיוע במימוש פוטנציאל הפריון, החדשנות, היעילות וכושר התחרות של העסקים ויצירת תשתית תומכת להקמה של עסקים חדשים ולהתפתחותם.

דגשים לשנת הכספים 2022

בשנים האחרונות הממשלה ביצעה צעדים רבים להגברת התחרות והסרת חסמי סחר וכן להגברת הפיריון וכושר התחרות של התעשייה הישראלית. להלן הנושאים העיקריים עליהם יושם דגש בתוכנית העבודה ובתקציב לשנת 2022:

- **הפחתת הנטל הרגולטורי על המגזר העסקי**

המשבר אליו נקלעה ישראל בעקבות מגפת הקורונה חשף את חשיבות הרגולציה לתפקודה של המדינה, אך לצד זאת גם חידד את בעיות היסוד הקיימות במשק. לאחר שנים של צמיחה משמעותית בין השנים 2003 ל-2010 בהן

פערי התוצר לנפש והפריון בין ישראל למדינות ה-OECD הצטמצמו, בעשור האחרון נשמר פער יציב והוא התרחב מעט בהשוואה למדינות ההשוואה המקובלות. אחת הסיבות לכך היא הרגולציה העודפת והלא מיטבית.

על פי הערכות שונות, פוטנציאל ההשפעה הכללית של שיפור הרגולציה בישראל על התוצר עומד על כ-58–100 מיליארד שקלים. ה-OECD העריך כי "שיפור הרגולציה בישראל אפילו רק לממוצע ה-OECD יעלה את התוצר לנפש ב-3.75 אחוזים תוך 5 שנים ו-5.75 אחוזים בתוך עשור" (כ-75 מיליארד ש"ח). תמונה דומה עולה ממדדים בין-לאומיים שונים המצביעים על כך שישראל מצויה מאחור בהשוואה למדינות המתקדמות באיכות המערכת הרגולטורית שלה.

לרגולציה תפקיד חיוני בקידום ובהגנה על אינטרסים ציבוריים, אך רגולציה לא מיטבית עלולה להיות לא אפקטיבית בהגנה על אינטרסים אלו, ואף לגרום להשלכות לא רצויות, כגון הצטברות של נטל רגולטורי עודף המטיל עלויות על המשק, פגיעה בעסקים קטנים ובינוניים שמתקשים לפלס את דרכם בסבך הרגולציה וכן חוסר ודאות וחוסר יציבות לעסקים ולממשלה. זאת, לצד פגיעה באינטרסים ציבוריים נוספים, כגון פגיעה בתחרות, הגברת הריכוזיות במשק על ידי חסמי סחר רגולטוריים וחסמים להקמת עסקים חדשים. השלכות אלו בתורן גורמות פגיעה בהשקעות במשק ובפריון שמיתרגמים לפגיעה בצמיחה. כל זאת, לצד עלייה ביוקר המחייה. בהתאם לכך, בשנה הקרובה יושם דגל על הפחתת הנטל הרגולטורי העודף על המגזר העסקי.

- **פתיחת המשק לייבוא והפחתת יוקר המחיה**

המשק הישראלי מאופיין ברמת ריכוזיות גבוהה, אשר מהווה את אחד הגורמים המרכזיים לכך שרמת המחירים של מרבית מוצרי הצריכה בישראל גבוהה מממוצע ה-OECD ב-27 אחוזים. לצד בעיית יוקר המחיה, ישראל סובלת מרמת פריון נמוכה בהשוואה בין-לאומית. כך, פער הפריון בין ישראל ל-OECD אינו מצטמצם לאורך השנים ואף מתרחב ובשנים האחרונות עומד על כ-20 אחוזים. בעיות הפריון ויוקר המחיה מושפעים מאוד מהיקף הייבוא למדינה. ממבט על משקל הסחר הבין-לאומי של ישראל במונחי תוצר, ניתן לראות שמאז שנת 2005 הייבוא והייצוא חוו ירידה משמעותית במונחי תוצר. משקל הייבוא בתוצר ירד מ-45 אחוזים ל-27 אחוזים בלבד. כאשר בוחנים את רמת הייבוא במונחי תוצר בהשוואה בין-לאומית, ניתן לראות כי היקף הייבוא של ישראל הוא מהנמוכים בקרב מדינות ה-OECD. הייבוא מושפע מחסמי רגולציה רבים: דרישות ייחודיות שסוטות מהסטנדרט הבין-לאומי, משטר אכיפה הדורש בדיקות ואישורים מוקדמים וחסמים לייבוא מקביל. חסמים אלו באים לידי ביטוי גם בתחום התקינה הרשמית עליו אמון המשרד.

בהתאם לכך, דגש מרכזי בשנת 2022 הוא יישום רפורמה מקיפה בתקינה בעלת שני היבטים מרכזיים:

- תיקבע ברירת מחדל שעל פיה תידרש הצהרת הייבואן בדבר עמידה בדרישות תקן הרשמי (קבוצה 3). זאת, למעט חריגים.
- במטרה לאפשר ייבוא שעומד ברגולציה של מדינות מפותחות אחרות, יתאפשר לייבא מוצרים בהתבסס על התקן הזר אותו אימץ התקן הרשמי הישראלי, באמצעות צירוף תעודת בדיקה מאת מעבדה מוסמכת על ידי גוף החבר בארגון ILAC על עמידה בתקן הזר.

במקביל לפתיחת הייבוא יתוגבר מערך הפיקוח והאכיפה. הממונה על התקינה יפעיל מערך של בדיקות מדגמיות של מוצרים או תיקי מוצר, בהתאם למערך ניהול סיכונים ועל ידי הסתייעות במעבדות בדיקה.

יעדי רשות החדשנות

רשות החדשנות אמונה על קידום המחקר והפיתוח התעשייתי, כאמצעי לחיזוק התעשייה עתירת הידע, על מנת שתהיה בעלת ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית.

החל משנת 2018 רשות החדשנות פועלת על-סמך תוכנית אסטרטגית חמש-שנתית ואלו עיקריה:

- חיזוק מגמת חברות הצמיחה בתעשיית ההיי-טק לצורך הגדלת היקף התעסוקה בהיי-טק במשק.
- חיזוק ופיתוח ענפי היי-טק חדשים כגון מדעי החיים, קלינטק, מזון, חקלאות וכדומה.
- הגדלת היצע ההון האנושי לתעשיית ההיי-טק והגדלת השתתפות אוכלוסיות בתת-ייצוג בתעשייה, בדגש על ערבים, חרדים ונשים.
- הזנקת חדשנות טכנולוגית בתהליכי הייצור לצורך הרחבת היקף הפעילות בישראל והגברת התחרותיות.

דגשים לשנת הכספים 2022

ההיי-טק הישראלי מצוי בעשור השלישי מאז פריצתו בשנות ה-90, והניסיון שנצבר נותן את אותותיו. בשנים האחרונות ניתן להבחין בשינוי של תעשיית ההייטק הישראלית, לפיו מתחזקת המגמה של צמיחה, התרחבות והתבססות מצד חברות הזנק, המתפתחות לכדי חברות שלמות. עם התבגרות התעשייה עתירת הידע, התפתחו והתעדכנו אתגריה. קצב ההשתנות המהיר של התעשייה מצריך מעורבות חכמה ויעילה של הממשלה, על מנת לשמר את היתרון היחסי של מדינת ישראל.

אתגרי ענף ההייטק כוללים, בין היתר: סביבה גלובלית היפר-תחרותית; תעשייה מתוחכמת המשתנה בקצב מהיר ביותר; תלות בשווקי יעד חיצוניים, לרבות בעבור מקורות מימון; צורך הולך וגובר בכוח אדם מיומן; מגוון רחב של תחומים טכנולוגיים כאשר לכל תחום מאפיינים וצרכים ייחודיים. למול אתגרים אלה פועלת רשות החדשנות, באמצעות שש זירות הפעולה שלה: זירת הזנק, זירת צמיחה, זירת תשתיות, זירת ייצור מתקדם, זירת הון אנושי והזירה הבינלאומית. אתגר נוסף עמו מתמודדת רשות החדשנות, הינו חלחול החדשנות הטכנולוגית ליתר ענפי המשק, וזאת במטרה להגביר את הצמיחה והפריון בענפים נוספים במשק.

- **תמיכה בהתרחבות בישראל של חברות צמיחה**

דגש מרכזי לשנת 2022 הינו תמיכה בהתרחבות בישראל של חברות צמיחה באמצעות הגברת היקפי שיתופי הפעולה בין חברות היי-טק בשלבי הפיילוטים הטכנולוגיים ובין אתרי פיילוט שהם חלק מגופי הכלכלה והמשק הישראליים. מעבר לתמיכה בחברות ישראליות בתהליך הצמיחה שלהן, החברות שמטמיעות את הפתרונות הטכנולוגיים של חברות ההיי-טק הישראליות, לרוב בתחומים עתירי רגולציה, יהפכו חדשניות יותר. כמו כן, רשות החדשנות תפעל לפיתוח היכולת הממשלתית ליצירת "ארגזי חול רגולטוריים", בעבור קידום רגולציה תומכת חדשנות.

- **פיתוח תשתיות טכנולוגיות מתקדמות**

דגש נוסף לשנת 2022 הוא פיתוח וחיזוק תשתיות לפעילות מו"פ ולעידוד שיתופי פעולה בין שחקנים לענף בנושא זה, בעבור הבטחת המשך עליונותה הטכנולוגית של ישראל. במסגרת זאת, רשות החדשנות תפעל להקמת מרכז חישוב-על לאומי לשימוש המגזר הציבורי הרחב, התעשייה והאקדמיה ולקידום יכולות עיבוד שפה טבעית בעברית ובערבית במסגרת שותפותה בפורום לתשתיות לאומיות למחקר ולפיתוח (פורום תל"ם).

- **הרחבת היצע ההון האנושי לעבודה בענף ההיי-טק**

בשנת 2022 תפעיל רשות החדשנות תוכניות שונות להגדלת היצע ההון האנושי להיי-טק, לרבות הגדלת השתתפות אוכלוסיות בתת-ייצוג בהיי-טק. זאת, במטרה לענות על המחסור בעובדים מיומנים המאיים על התחרותיות

הגלובלית והצמיחה העתידית של התעשייה. במסגרת זאת, רשות החדשנות תפעל לא רק להגדלת פוטנציאל כוח האדם מבפנים, באמצעות תמיכה בהכשרות, סדנאות או התאגדויות בתחום ההון האנושי, אלא גם להרחבתו מבחוץ, על ידי עידוד חזרתם של תושבים השוהים בחו"ל וייבואם של מומחים זרים.

- **השתתפות בתוכנית המו"פ האירופית**

במהלך שנת 2022 מדינת ישראל צפויה להשתתף בתוכנית המסגרת התשיעית למחקר ופיתוח של האיחוד האירופי (Horizon Europe) שתחל בשנת 2021, בכפוף לאישור הממשלה את ההצטרפות לתוכנית. תוכנית המסגרת התשיעית היא תוכנית שבע-שנתית בהיקף כולל של 95 מיליארד אירו. התוכנית מאפשרת לחוקרים מהאקדמיה ומהתעשייה בישראל להתחרות על תקציבי מחקר של הקהילה האירופית ולהשתתף בפעילות מו"פ בין-לאומית. רשות החדשנות היא הגוף המאגם את תקציב השתתפות ישראל בתוכנית.

משרד התיירות

הצעת התקציב של משרד התיירות לשנת הכספים 2022 (סעיף 37) מסתכמת בכ-229 מיליון ש״ח בהוצאה ברוטו. מהם כ-223 מיליון ש״ח בהוצאה נטו וכ-6 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-17 מיליון ש״ח.

הצעת תקציב הפיתוח של משרד התיירות לשנת הכספים 2022 (סעיף 78) מסתכמת בכ-366 מיליון ש״ח ברוטו, מהם כ-265 מיליון ש״ח בהוצאה נטו וכ-101 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ-394 מיליון ש״ח.

דגשים לשנת הכספים 2022

- **שימור התשתיות וההון האנושי של תעשיית התיירות בארץ ובחו״ל** – משרד התיירות השקיע במרוצת השנים סכומים משמעותיים בפיתוח תשתיות תיירותיות ציבוריות ובהגדלת היצע מתקני האכסון בישראל. לתקציבים אלה התווספו השקעות מצד גופים ציבוריים אחרים ומצד המגזר הפרטי. תעשיית התיירות המתבססת על תיירות נכנסת, הייתה הראשונה להינזק כלכלית ממגפת הקורונה ותהיה האחרונה להתאושש. בניסיון למזער את הפגיעה בתשתיות אלו ולשמור על כשירותן ליום שבו התיירות תתאושש, וכן על מנת לשמר את ההון האנושי בתעשייה עתירת כוח אדם זו, משרד התיירות מקצה תקציבים למגוון פעולות, ובכלל זה סיוע למתקנים מלונאים, הפעלת סיורים מודרכים על ידי מורי דרך לציבור הרחב, הגדלת תנועת תיירות הפנים, סיוע למארגני התיירות הנכנסת, פעולות שיווק בחו״ל לצורך שימור התשתית השיווקית של ישראל בחו״ל ולשימור ישראל בתודעה, הקצאת שעות ייעוץ לעסקים תיירותיים ועוד.
- **היערכות להתאוששות מהמשבר וחזרת התיירות הנכנסת לישראל** – לצד פעולות המשרד למזעור נזקי הקורונה ושמירת התשתית התיירותית, משרד התיירות נערך לתקופה שלאחר הקורונה. במסגרת זו המשרד בונה תוכניות פעולה במסגרת תקציב השיווק להגברת תנועת התיירות לישראל, כשזו תתאפשר. תוכנית זו כוללת פעולה בשלושה מישורים: פעולות להגברת ביקוש בקרב קהלי יעד פוטנציאליים בחו״ל (תכנון מסעי פרסום באוף ליין ובדיגיטל, תגבור פעולות יח״צ וכיו״ב); פיתוח צינורות השיווק לסוכנים ולסיטונאים בחו״ל ולאתרי ה- OTA’s (Online Travel Agent) והחזרת שיתופי הפעולה עם חברות התעופה, דוגמת נוהל תעופה אילת.
- **קידום פרויקטים תיירותיים משמעותיים בתחום פיתוח תשתיות תיירותיות ציבוריות** – המשרד יתמקד ויקצה את עיקר תקציבו בתחום פיתוח תשתיות תיירותיות ציבוריות לפיתוח ולקידום פרויקטים תיירותיים משמעותיים בחלקה הצפוני והדרומי של ישראל כחלק מהליך פיתוח ומיתוג מוצרי תיירות חדשים – ״המוצר הצפוני״ ו״מוצר הנגב״ וכן ב״ערי ליבה״, קרי ערי תיירות עיקריות המשמשות מוקד משיכה לתיירות נכנסת לישראל, ובאזורים בעלי פוטנציאל תיירותי משמעותי. זאת, על מנת לשפר באופן ניכר את המוצר התיירותי ואת החוויה לתייר.
- **התאמת אסטרטגיית השיווק למציאות משבר הקורונה** – התפרצות הקורונה וסגירת השמיים לכניסת תיירים, חייב את מנהל השיווק במשרד התיירות לאמץ תוכנית שיווק המתאימה למציאות הזמנית החדשה. מנהל השיווק נוקט פעילות של שימור הקשרים בחו״ל; פועל לקידום ולעידוד תיירות פנים, ובכלל זה סיורים מסובסדים מודרכים; ומסייע באמצעות קרן השיווק למארגני התיירות לשמר עובדי שיווק ושימור לקוחות בתקופה זו. מנהלי הלשכות בחו״ל צמצמו את הריטיינר של חברות היח״צ הפועלות בשווקים בחו״ל, אך שומרים

על פעילות מינימלית, כדי להשאיר את ישראל ב-TOP OF MIND של הקהל הרחב, של הסוכנים ושל הסיטונאים. עוד פועלים מנהלי הלשכות להרחיב את קהל הסוכנים והסיטונאים, תוך ניצול תקופת המשבר, ליצירת קשרים חדשים בקיום וובינרים וכנסים וירטואליים, כל זה תוך שמירת הקשרים לקראת החזרה לשגרה ועל מנת שמאמצים של שנים לטיפוח קשרים עסקיים עם אנשי תעשיית התיירות המקומית בחו״ל, לא ירדו לטמיון. כמו כן, מנהל השיווק פיתח מודל עבודה המושתת על ביצוע פעילות שיווקית בהיקפים גדולים, תוך שמירה על גמישות מרבית, שיופעל ביום שבו תתאפשר כניסה של תיירים לישראל בתקווה לקראת שנת 2022. בנוסף, בשנת 2022 ימשיך מנהל השיווק לפיתוח קידום פיתוח מותגי תיירות שונים ובכלל זה מותג היין והקולינריה, מותג הנגב, מותג הגליל ועוד.

משרד החקלאות ופיתוח הכפר

הצעת התקציב של משרד החקלאות ופיתוח הכפר לשנת הכספים 2022 (סעיף 33) מסתכמת בכ-2.2 מיליארד ש״ח ברוטו, מהם כ- 1.9 מיליארד ש״ח בהוצאה נטו, וכ- 246 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ- 996 מיליון ש״ח.

מתוך תקציב זה, תקציב התמיכות בחקלאות לשנת הכספים 2022 מסתכם בכ-1,140 מיליון ש״ח, מהם כ-1,137 מיליון ש״ח בהוצאה נטו, והרשאה להתחייב לתמיכות בגובה של כ-893 מיליון ש״ח.

משרד החקלאות ופיתוח הכפר אחראי מטעם הממשלה לחקלאות ולמרחב הכפרי בישראל. בין פעילויותיו העיקריות של המשרד ניתן למנות: הקצאת תמיכות במגוון נושאים, כגון: סובסידיות לפי חוק הגליל, שימור הקרקע, קידום הייצוא, הדברה, סבסוד פרמיות ביטוח חקלאי; קידום רפורמות וחקיקה; תכנון והמלצה על הקצאות גורמי ייצור חקלאיים המצויים במחסור, כגון: קרקע, מים ועובדים זרים ופלסטינים; תכנון פרוגרמות להתיישבות המתוכננת ופרויקטים חקלאיים במסגרת ההתיישבות הקיימת; יישום הסכמי הסחר של ישראל; מתן שירותים ופיקוח בתחומי הווטרינריה והגנת הצומח; מתן שירותי הדרכה ופיתוח מקצועי; וקידום המחקר החקלאי בישראל הן באמצעות המדען הראשי הן באמצעות מנהל המחקר החקלאי.

דגשים לשנות הכספים 2022

- **שינוי במדיניות הממשלה בתמיכות בחקלאות בענפי החי ובענפי הצומח**

התמיכות בחקלאות נחלקות לשני סוגים עיקריים: תמיכות ישירות בחקלאים, בעיקר באמצעות תמיכה תקציבית, ותמיכות עקיפות באמצעות מכסות ומכסי מגן שיש להן פוטנציאל גבוה של עיוות השווקים. ארגון הסחר העולמי וארגון ה-OECD ממליצים על תמהיל תמיכות המורכב בעיקר מתמיכות ישירות, במיוחד תמיכות שאינן תלויות בכמות הייצור, וצמצום תמיכות עקיפות מעוותות. בענפי החי, הממשלה מעורבת בקביעת מכסות ייצור בענפי החלב וההטלה ופיקוח על מחיר מינימום למגדל בענף חלב הבקר, זאת בנוסף למכסי מגן על מוצרים שונים. למעורבות זו עלות המשולמת בדרך כלל על ידי ציבור הצרכנים, בעיקר דרך מחירי התוצרת החקלאית. לאור האמור, משרד האוצר ומשרד החקלאות ופיתוח הכפר הסכימו על מעבר מתמיכה עקיפה לתמיכה ישירה במסגרת מהלך כולל בענף החקלאות, תוך ניסיון להימנע מתמיכות בעלות פוטנציאל לייצור עיוות בשוק. מעבר לתמיכה ישירה, שאינה מעוותת את שיקולי היצרן, יבטיח המשרד הקצאת מקורות יעילה ברמת החקלאי והמשק, ואף יגרום לכך שהתמיכה תגיע במלואה לחקלאי. מעבר לתמיכות ישירות, יאפשר למדינה שקיפות ובהירות בנוגע לגובה התמיכה המושקעת בכל ענף ויסייע בהפחתת המחירים לצרכנים.

- **פתיחת ענף הצומח לתחרות בין-לאומית ומעבר לתמיכות ישירות**

בשנים האחרונות החליטה הממשלה על מעבר לתמיכה ישירה במגדלים, במקביל להפחתת מכסים בענפי הבשר והדגים שהביאו תועלת משקית ניכרת. עם אישור חוק התקציב, תצא לפועל תוכנית חמש-שנתית להפחתה בשלבים של ההגנות המכסיות על פירות וירקות, ובמקביל יוענקו תמיכות ישירות לחקלאים. צעד נוסף לפתיחת המשק לתחרות נוגע להפחתת חסמי ייבוא לפירות וירקות (הגנת הצומח). כיום חסם הייבוא המרכזי לפירות וירקות הוא קבלת רישיון ייבוא דרך השירותים להגנת הצומח במשרד החקלאות, כך שלרוב הפירות אין אישור לייבוא אפילו ממדינה אחת בעולם. חסם זה אינו מאפשר למשק המקומי להתחרות עם שאר המדינות בעולם ומונע ירידת מחירים לצרכן דרך ייבוא ממדינות עם יתרון יחסי בגידול מוצרים אלו. כך למשל, פירות עונתיים כגון אבוקדו, אפרסק, מנגו, משמש וכו׳ אינם ניתנים לייבוא, ולכן

אינם זמינים מחוץ לעונה של הגידול המקומי. במסגרת חוק ההסדרים הוחלט לשנות את מדיניות הגנת הצומח בתחום פירות וירקות טריים ולהשוות אותה למדיניות המקובלת באיחוד האירופי, לפיה ברירת המחדל תהיה כי ניתן לייבא פירות וירקות למאכל, על סמך תעודת בריאות המוגדרת בתקנות, אשר מותאמת לאמנות הבין-לאומיות.

- **התייעלות בענף ההטלה**

מחירי מוצרי הביצים גבוהים בישראל לעומת ממוצע המחירים במדינות ה-OECD. עקב כך פועלים משרדי האוצר והחקלאות לקדם רפורמה בענף ההטלה, אשר תביא להתייעלות משמעותית בענף זה ולהוזלת המחירים, לצד שמירה על ייצור מקומי יעיל. במסגרת רפורמה זו, יבוטל המכס על ייבוא ביצים ויינתנו מענקי השקעות לחקלאים, על מנת לשדרג את הלולים ולהקים לולים חדשים ויעילים. כמו כן, יבוטל משטר התכנון המרכזי בענף והוא יעבור לשוק חופשי, וכן יינתנו תמיכות לבעלי מכסות. שינויים אלה צפויים להוביל להוזלה במחירי הביצים. הרפורמה בענף ההטלה תוביל להפחתת המחיר של הביצה, להגדלת שטח הכלוב לתרנגולת ולעמידה בתקנות צער בעלי חיים. כמו כן, יינתנו תמריצים להוצאת הלולים ממרכזי היישובים, על מנת לאפשר פיתוח כלכלי של אזורי הספר, בהם נמצאים מרבית המגדלים.

- **הגברת הייבוא של מוצרי החלב**

במסגרת החלטת ממשלה 1584, הוגדלו המכסות הפטורות ממכס לייבוא גבינה צהובה ונקבע כי המכסות יחולקו במסגרת הליך תחרותי בין המציעים המתמודדים על מחיר נמוך לצרכן. זאת, על מנת להבטיח כי ההטבה המכסית תתגלגל לצרכן. ההליך התחרותי הראשון לבחירת היבואנים פורסם בסוף שנת 2014 ובמסגרתו חולקה מכסה של 4,800 טון לחמישה יבואנים אשר דורגו בהתאם למחיר לצרכן שאליו הם התחייבו. בהתאם לכך, הגבינות המיובאות נמכרו במחיר הנמוך ב-30 אחוזים ממחיר הגבינה הצהובה המפוקח על ידי המדינה. במסגרת ההליך התחרותי לשנת 2017 חולקה מכסה של 6,000 טון ליבואנים שהתחייבו, רובם ככולם, למכור את הגבינות במחירים הנמוכים באופן משמעותי מהמחיר המקומי. ואכן, בשנת 2017 ניתן לראות יצירה והתבססות של מותגים חדשים בתחום הגבינות הצהובות במחירים הזולים ב-20–30 אחוזים ממחיר הגבינה המפוקח. בשנת 2018 עמדה המכסה על 6,500 טון. לצד המכסה הפטורה ממכס, במהלך שנת 2019 נפתחה מכסה במכס מופחת של גבינה צהובה כחלק ממתווה זה. בשנת 2020 בוטל בהוראת שעה לשנה המכס על חמאה, והביטול הוארך בשנה נוספת עד לסוף שנת 2021. ביטול המכס הביא לעלייה של 40 אחוזים בצריכה החמאה, עלייה של 30 אחוזים במבחר המוצרים והפחתה של 11 אחוזים במחיר לצרכן עבור מוצרי החמאה שאינם בפיקוח.

בשנת 2021 נחתם הסכם בענף החלב. ההסכם מאריך את הוראת השעה לשיטת קביעת מחיר החלב הגולמי עד לשנת 2023 וכן קובע כי המחיר המזערי לליטר חלב יחושב לפי רפתות מעל 700,000 ליטר. במסגרת ההסכם סוכם על הגדלת הייבוא השנתי של מוצרי חלב במכסות פטורות ממכס במתווה עולה החל ב-14,000 טון בשנה הראשונה. בנוסף יינתן פטור ממכס על ייבוא מעדנים, יוגורטים וגבינות עד 5 אחוזים (למעט חלב צאן).

- **הגדלת פריון וחדשנות בחקלאות**

חקלאות ישראל הציגה צמיחה מרשימה בתוצר החקלאי החל מראשיתה של המדינה. אולם, בעשור האחרון חקלאות ישראל חווה קיפאון מתמשך ואיננה צומחת. כך למשל, ערך הייצור החקלאי בעשור הראשון של שנות ה-2000 עלה בכ-60 אחוזים בעוד שהחל משנת 2009 הוא נשאר יציב למדי. הפריון הכולל בחקלאות (TFP) מראה גם הוא ירידה בעשור האחרון, אחרי עלייה מתמדת בעשורים קודמים. פריון העבודה של

ישראל ושל ממוצע מדינות האיחוד האירופי היה ברמה דומה עד שנת 2012, אולם החל משנת 2012 פריון העבודה בחקלאות ישראל נמצא במגמת ירידה לעומת מגמת עלייה בממוצע מדינות האיחוד האירופי. גילם הממוצע של החקלאים עלה וכיום הוא נושק ל-60. לנוכח מגמות אלו, מתוכננת במסגרת הרפורמה השקעה מאסיבית בחדשנות, בתשתיות ובמחקר ופיתוח בתקווה שיביאו להעלאת הפריון. כמו כן, הרפורמה תביא להתייעלות הענפים ולחיזוק החקלאות, כך שהיא תהפוך למשגשגת ולרווחית ותצמיח דור המשך.

משרד התקשורת

הצעת התקציב של משרד התקשורת לשנת הכספים 2022 (סעיף 39) מסתכמת בכ- 317 מיליון ש"ח, מהם כ- 85 מיליון ש"ח בהוצאה נטו, וכ- 232 מיליון ש"ח בהוצאה מותנית בהכנסה.

משרד התקשורת משמש כגוף האחראי לאסדרת ענף התקשורת ולפיקוח על הגופים הפועלים בו. המשרד אחראי ליישום מדיניות הממשלה בנושא התקשורת ולקביעת הכללים שבמסגרתם פועלים הגופים בענף על תחומיו השונים. מאחר שבאופיו משרד התקשורת הוא משרד מטה, רוב תקציבו משמש למימון הוצאות השכר של העובדים, להוצאות תפעול שוטפות, לרכישת שירותי ייעוץ, לעריכת מחקרים וסקרים ולרכישת ציוד לצורך פעילות הפיקוח והאכיפה של המשרד.

תקציבו של משרד התקשורת מיועד לאסדרת תחום התקשורת, וההשקעות בענף נעשות על ידי חברות פרטיות. עיקר תקציבו של משרד התקשורת מיועד להעסקת העובדים העוסקים בפעילותו השוטפת של המשרד – פיקוח ובקרה על הפעילות בתחום וכן ליישום השינויים המבניים המרכזיים המפורטים להלן. גם תקציב הקניות של המשרד מיועד לפעילותו השוטפת וכן להעסקת יועצים לצורך יישום המדיניות כאמור להלן.

דגשים לשנת הכספים 2022

תחום הנייח

במהלך השנים 2021 ו-2022 משרד התקשורת יפעל להגברת התחרות בתחום הנייח באמצעות הצעדים המרכזיים האלה:

- **יישום מדיניות לפרישת תשתיות אולטרה רחבות פס בישראל** – מתוך הבנה של היעדר היתכנות כלכלית לפרישת רשת מתקדמת (לרוב סיבים אופטיים) באזורים מסוימים בארץ, גובש מתווה הסיבים שעבר בחקיקה בדצמבר 2020. מטרת המתווה היא להבטיח כי בכל אזור בארץ יהיה לפחות בעל רישיון אחד המחויב בפרישת רשת מתקדמת ובאספקת שירות סיטונאי על גבי רשת זו. במסגרת המתווה, חברת בזק הודיעה על פרישת רשת מתקדמת לכ-80 אחוזים ממשקי הבית בישראל. במקביל תוטל חובת תשלומים על השחקנים הרלוונטיים בשוק התקשורת ל"קרן תמרוץ", שמטרתה להשתתף במימון פרישת רשת מתקדמת באזורים בהם בחרה בזק שלא לפרוש. הסדר זה יביא לפרישה רחבת היקף של סיבים אופטיים הן באזורי הביקוש הן באזורי התמרוץ. בשנים הקרובות המשרד צפוי ליישם את המתווה באמצעות גביית כספי קרן התמרוץ ומכרוז חובת הפרישה באזורי התמרוץ.
- **המשך מעקב אחר יישום רפורמת השוק הסיטונאי** – רפורמת השוק הסיטונאי שהחלה בשנת 2015 מטילה חובה על בעלות התשתית לספק שירותים סיטונאיים לספקיות שירות חסרות תשתית, כך שהן תוכלנה להציע לצרכנים סלי שירותים הכוללים גישה לאינטרנט, שירותי טלפוניה ושירותים נוספים. כדי להמשיך את יישום הרפורמה, מתוכנן ליישם שוק סיטונאי על רשתות מבוססות סיביים אופטיים, לתכנן מנגנונים דינמיים לעדכון תעריפים סיטונאיים ולשים דגש על שימוש בתשתיות פאסיביות, כחלק מעיקרון "סולם השקעות" וכחלק ממדיניות הממשלה להאצת פיתוח תשתיות פס רחב והתאמת הרגולציה לתשתיות אולטרה רחבות פס.

התחום הנייד (סלולרי)

במהלך השנים 2021 ו-2022 משרד התקשורת יפעל במספר דרכים ליצירת תשתית לפיתוח טכנולוגי בענף, וכפועל יוצא מכך – להבאת מגוון שירותים חדשים ומתקדמים לצרכנים:

- **פרישת רשתות דור 5** – בשנת 2020 הושלם ההליך המכרזי להקצאת תדרים בתחום הגיגה הרץ הראשון ובתחום תדרי ה-2.6 מה״ץ וה-3.5 מה״ץ. הקצאת תדרים לרשת גישה רחבת פס מאפשרת אספקת שירותי רט״ן מתקדמים בדור הרביעי ובדור החמישי, צמצום הפער הטכנולוגי בין ישראל ובין מדינות מתקדמות בעולם, וקידום פלטפורמות ל-IOT. בשנים 2021–2022 ימשיך המשרד לעקוב אחרי פרישת רשתות דור 5 בהתאם לתנאי המכרז ולאבני הדרך הכלולים בו. כמו כן, המשרד פועל למכרז תחומי תדר נוספים.
- **הרחבת פרישת רשתות דור 4** – בפברואר 2021 נתן המשרד הוראה להפעלת אבן דרך ד׳ הקבועה ברישיונות הכלליים של חברות הרט״ן. כתוצאה מכך, חובת הכיסוי בדור 4 תורחב, כך שבפברואר 2023 תחול חובת כיסוי על 90 אחוזים משטח המדינה, ובפברואר 2025 תגדל החובה ל-95 אחוזים. צעד זה יביא לאספקת שירותי רט״ן ברשת מתקדמת בכל רחבי הארץ ולצמצום הפער בכיסוי סלולרי בין האזורים המרוחקים לאזורים האורבניים.
- **סגירת רשתות בטכנולוגיות ישנות** – ביוני 2021 החליט המשרד על החלת מתווה מדורג לסגירת טכנולוגיות דור 2 ו-3, לפיו השירות בטכנולוגיות אלה ייפסק בסוף שנת 2025, זאת על מנת להפנות את המשאב המוגבל של תדרי הרדיו לביסוס טכנולוגיות דור 4 ו-5. המהלך יקדם את תשתיות התקשורת הניידות בישראל, נוכח הצורך במתן מענה לצרכים הגדלים של תשתיות התקשורת הסלולרית והביקוש הגובר לתקשורת נתונים בפס רחב.
- **הסדרת תחום התדרים בגיגה הרץ הראשון** – הסדרת תדרי הגיגה הרץ הראשון בהתאם להועדה (קביעת יעד) האזורית המתאימה למדינת ישראל. לשם כך נדרש מחברות פרטיות לפנות את הספקטרום שאינו תואם את ההועדה, וכן לפנות תדרים שהוקצו לכוחות הביטחון בתחום הגיגה הרץ הראשון לשימושים אזרחיים, בדומה למגמות בעולם.
- **צמצום חסמי פרישת תשתיות סלולריות** – בשנת 2021 פעל צוות בין-משרדי, בראשות מנכ״לית משרד התקשורת ובהשתתפות משרד האוצר, משרד המשפטים, המשרד להגנת הסביבה ומנהל התכנון, על מנת לעדכן את מדיניות התכנון והרישוי של מתקני שידור סלולריים ולהתאימה למציאות הטכנולוגית המשתנה באופן תדיר ולביקוש הגובר לתקשורת נתונים בפס רחב. יישום עיקרי המלצות הצוות מקודמים במסגרת התוכנית הכלכלית לשנים 2021–2022. בנוסף, משרד התקשורת יפעל בשיתוף עם מנהל התכנון לעדכון תמ״א 36א׳, אשר מסדירה את תכנונם של מתקני שידור סלולריים, ובהתאם להמלצות הצוות בדבר עדכון מדיניות הרישוי. צעדים אלו יאפשרו את הקמתם של מתקני שידור קטנים יותר, בצפיפות רבה ובהספק שידור נמוך, וכך יתמוך המשרד בפרישה נרחבת של דור 5.
- **ייעול השימוש בספקטרום** – תדרי הרדיו הם משאב לאומי מוגבל. על מנת לגלם את שוויו הכלכלי של התדר, ועל ידי כך להביא לשימוש יעיל בספקטרום התדרים, תקנות פקודת הטלגרף קובעות אגרות בעד הועדת תדרים והקצאתם, עם זאת, פקודת הטלגרף קובעת כי תקנות אלה לא יחולו על כוחות הביטחון. על מנת להביא להתייעלות השימוש של כוחות הביטחון בספקטרום, מוצע במסגרת התוכנית הכלכלית לשנים 2021–2022 לתקן את פקודת הטלגרף באופן שתבוטל החרגת כוחות הביטחון מתשלום אגרות בעד הקצאת תדרים. בהתאם לכך יפעל משרד התקשורת לעדכון תמחור האגרות בעד הקצאת תדרים, כך שהתשלום ישקף את ערכו הכלכלי של התדר.

הקמת מסד נתונים משרדי

בשנים 2021–2022 ימשיך המשרד לקדם את פרויקט הקמת מסד הנתונים המשרדי אשר עתיד להכיל מסד נתונים מכרזי, מערכת GIS ובה נתונים אודות תשתיות התקשורת הקיימות והנפרשות במדינת ישראל, לצד נתונים סטטיסטיים אודות מנויים. נתונים אלו יסייעו בגיבוש מדיניות המשרד בתחום פרישת תשתיות תקשורת ומתן שירותי תקשורת ללקוחות וכן יסייעו בעיצוב כלי פיקוח ואכיפה מתאימים. כמו כן, המשרד מתכוון להנגיש מידע רלוונטי לציבור, על מנת להגביר את השקיפות ולספק לציבור כלים לבחירה מושכלת של ספקי תקשורת.

הגדלת התחרות בשוק השידורים

שוק הטלוויזיה הרב-ערוצית בישראל היה באופן מסורתי שוק ריכוזי בו פעלו שתי שחקניות דומיננטיות- HOT ו-Yes. בשנים האחרונות הולכת ומתפתחת תחרות מצד סלקום ופרטנר, שמציעות שידורי טלוויזיה על גבי תשתיות אינטרנט וספקי תוכן בין-לאומיים כדוגמת נטפליקס. בשנים האחרונות צברו סלקום ופרטנר נתח שוק של כ-25 אחוזים מהמנויים ושל כ-15 אחוזים מההכנסות. התחרות המתפתחת הובילה לירידת מחירי חבילות הטלוויזיה הממוצעים ולהשקת מותגים מוזלים המשדרים ע״ג האינטרנט (Next מבית HOT ו-STING מבית Yes). בשנים הקרובות צפויה להימשך מגמת התעצמות של התחרות, שתאפשר צמצום משמעותי של הנטל הרגולטורי הרב בתחום השידורים. ביולי 2021 הגישה הוועדה לאסדרת־העל בתחום השידורים (״ועדת פולקמן״) את מסקנותיה לשר התקשורת בדבר מדיניות מוצעת בשוק התכנים האודיו-ויזואליים בישראל. עם אימוץ המסקנות, יפעל משרד התקשורת יחד עם יתר השותפים בממשלה להסדרת הרגולציה בתחום השידורים, לרבות באמצעות תיקוני חקיקה, בשנים 2021–2022.

שירותי דואר ובנק הדואר

משרד התקשורת, כרגולטור המפקח על שוק הדואר ובנק הדואר, יפעל בשנים 2021 ו-2022 ליישום המלצות ועדת רוזן, במטרה לקדם את התחרות בשוק הדואר ולשפר את שירותי הדואר ובנק הדואר הניתנים לציבור. בעקבות כך, כחלק מהתוכנית הכלכלית לשנים 2021–2022 מוצע להרחיב את התחרות בתחום המכתבים בארץ תוך הסרת המגבלות המוטלות על חברת הדואר לפיתוח שירותים חדשים ונוספים, לרבות שירותים משיקים לליבת פעילותה. לצד זה מוצע לעגן סמכויות פיקוח ואכיפה על בעלי רישיון למניעת הפרת הוראות החוק, למען תועלת הציבור משירותי דואר. בנוסף, משרד התקשורת יפעל לתיקון התקנות שהותקנו מכוח חוק הדואר, ההיתרים ורישיון החברה. כמו כן, המשרד מקדם בתחום סמכותו את הליך ההפרטה בחברת הדואר שצפויה להוביל, יחד עם העדכון האסדרה, להתייעלות החברה ולשיפור שירותי הדואר.

המשרד להגנת הסביבה

הצעת התקציב של המשרד להגנת הסביבה לשנת הכספים 2022 (סעיף 26) מסתכמת בכ- 1.3 מיליארד ש״ח ברוטו, מהם כ- 429 מיליון ש״ח בהוצאה נטו, וכ- 877 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ- 653 מיליון ש״ח.

המשרד להגנת הסביבה פועל בשלוש רמות: ארצית, מחוזית ומקומית. ברמה הארצית המשרד נושא באחריות לקביעה ולהתוויה של מדיניות סביבתית כוללת וכן מקדם הליכי תקינה בתחום. ברמה המחוזית המשרד פועל באמצעות שישה מחוזות, לפי חלוקה גיאוגרפית המקבילה למחוזות משרד הפנים. כל אחד מהמחוזות אחראי ליישום המדיניות המותווית על ידי המטה, בכפוף למאפיינים ולצרכים הסביבתיים הייחודיים של היישובים שבתחום אחריותו. במסגרת המקומית המשרד תומך בכ-50 יחידות סביבתיות שהוקמו בערים ובאיגודי ערים, לרבות במגזרי המיעוטים. הפעילות ביחידות הסביבתיות מקשרת בין יעדי המדיניות הסביבתית-לאומית לבין פעולות היומיום בשטח ברמה המקומית. היחידות הסביבתיות מוציאות לפועל את המדיניות הסביבתית ברמה המקומית ומשמשות גוף נוסף המייעץ לרשות המקומית בנושאי הגנת הסביבה.

גופי הסמך שבאחריות השרה להגנת הסביבה הם: רשות הטבע והגנים; החברה לשירותי איכות הסביבה בע״מ; רשות נחל הירקון; רשות נחל הקישון; חברת פארק אריאל שרון בע״מ; רשות פארק נחל באר שבע וחברת המצוק החופי בע״מ.

דגשים לשנות הכספים 2022

- **המאבק במשבר האקלים והמערכות האקולוגיות** – שינויי האקלים הם סיכון משמעותי לכלכלה ולחברה. לשינויי האקלים צפויות להיות השפעות רחבות ומתמשכות בעולם כולו, במיוחד באזורנו הנחשב רגיש במיוחד. לצורך ההתמודדות עם שינויי האקלים נדרש אימוץ של מגוון רחב של כלי מדיניות ורפורמות במשקי האנרגיה, התחבורה, התעשייה והחקלאות תוך שמירה על המערכות האקולוגיות. זאת, על מנת למתן את שינוי האקלים על ידי הפחתת פליטות גזי החממה הגורמות להם ולהיערך להשפעתם. המשרד מקדם את יישום הצעדים הנדרשים לצורך עמידת ישראל ביעדי הפחתת פליטות גזי החממה המעודכנים, שעליהם התחייבה במסגרת אמנת האקלים, כולל יישום מנגנון תמחור פחמן שבמסגרתו יוטל מס על דלקים באופן שיביא להפנמה מדורגת של העלויות הסביבתיות החיצוניות הכרוכות בפליטות גזי החממה. בנוסף, המשרד מוביל את מנהלת ההיערכות לשינוי אקלים ומקדם את היערכות כלל הממשלה להשפעות הנובעות משינויי האקלים.

- **ניהול פסולת בר קיימא ומעבר לכלכלה מעגלית** – אסטרטגיית הפסולת של המשרד להגנת הסביבה מציבה יעדים שאפתניים למחזור הפסולת ולהפחתת ההטמנה ומתווה סדור ושלם המתאר את הדרך להשיג יעדים אלו. החזון העומד בבסיס האסטרטגיה הוא הפיכת כלכלת ישראל עד שנת 2050 מכלכלה ליניארית, הצורכת משאבים בהיקף גדול ומזהמת לכלכלה מעגלית, השואפת למינימום פסולת ולהתייעלות מקסימלית בשימוש במשאבים. זאת, במטרה להפחית את ייצור הפסולת, להפוך אותה למשאב ולהפחית את ההשפעות הסביבתיות השליליות לאורך כל שרשרת הטיפול בפסולת. לצורך מימוש האסטרטגיה תגובש תוכנית יישום שתתמודד עם החסמים הקיימים במשק ותאפשר הגעה ליעדי הטמנה ומחזור. בנוסף, המשרד ימשיך לפעול לצמצום פסולת הפלסטיק, בין היתר באמצעות קידום מיסוי כלים חד-פעמיים מפלסטיק, יישום חוק הפיקדון, הרחבת חוק השקיות, טיפול בחומר אורגני, הסדרת הטיפול בפסולת בנייה וטיפול בזרמי פסולת נוספים.

- **שיפור מצב הסביבה בחברה הערבית** – המשרד להגנת הסביבה מקדם תוכנית לשיפור מצב הסביבה ביישובי החברה הערבית, ובכך מצטרף ותורם למאמץ ממשלתי רוחבי להשקעה בתשתיות וסביבה ברשויות המגזר הערבי ושיפור איכות חיי התושבים ברשויות אלו. הכנת התוכנית תתבסס על עקרונות אלה: שיתוף הציבור – קיום תהליכי היוועצות מקדימים עם גורמים רלוונטיים (כגון רשויות מקומיות, אשכולות, תושבים וארגונים); יתרון לגודל ולריכוז מאמץ; העצמת היכולות של השלטון המקומי; שיפור השירות הניתן לתושב; הגברת הפיקוח והאכיפה בתחום איכות הסביבה ביישובי החברה הערבית; עידוד המנהיגות המקומית; העלאת המודעות ובניית יכולות בתחום איכות הסביבה בקרב האוכלוסייה; והבטחת המשכיות של הפעילויות נשוא התוכנית הסביבתית לאורך זמן.

- **רפורמה ברישוי ובפיקוח הסביבתי וטרנספורמציה דיגיטלית** – המשרד להגנת הסביבה אמון על רישוי ופיקוח בתחומים סביבתיים רבים (אוויר, מים, קרקע, חומרים מסוכנים, שפכים ועוד). כיום תהליכי הרישוי של המשרד נעשים באמצעות היתרים מרובים, ללא הגדרת זמני מענה לפניות המפוקחים ובעזרת ממשקים דיגיטליים חסרים. על מנת לתת מענה לסוגיות אלו, המשרד מקדם בימים אלו רפורמה מקיפה ברישוי ובפיקוח הסביבתי לתעשייה אשר תאחד את עיקר ההיתרים הסביבתיים להיתר משולב, תקצר זמני מענה לפניות התעשייה ותגדיל ודאות רגולטורית למפוקחים, תוך עמידה בסטנדרטיים סביבתיים של האיחוד האירופי והמלצות ארגון ה-OECD. על מנת להבטיח רגולציה יעילה ואפקטיבית, המשרד יקים סביבה דיגיטלית מתקדמת הכוללת מגוון מערכות ממוחשבות לשיפור כלל הממשקים של המשרד עם הגופים המפוקחים, תוך הפחתת נטל ביורוקרטי ושיפור יכולות הרישוי והפיקוח.

- **עירוניות בת קיימא** – ישראל היא מדינה קטנה ואחת הצפופות בעולם המערבי. כ-93 אחוזים מאוכלוסיית ישראל גרה ביישובים המוגדרים כיישובים עירוניים. פיתוח עירוני נכון תורם לפעילות הכלכלית של הערים ולחוסנן ומצמצם השקעות ציבוריות עודפות בשל קיומן של תשתיות מרוכזות. ההתרכזות בערים אף מפחיתה את הפגיעה בשטחים פתוחים, דבר המועיל הן להנגשתם לציבור, הן לקיומן של המערכות הטבעיות והן להשארת קרקע לפיתוח לדורות הבאים. משבר הקורונה חידד את החשיבות של שמירה על הניקיון והטבע גם במרחב הבנוי והעירוני ואת כמיהתם של התושבים לאתרי הטבע, לשטחים הפתוחים ולמרחב איכותי נקי וירוק במרחק הליכה מהבית. על מנת לשפר את איכות הסביבה והחיים עבור האוכלוסייה במרחב העירוני, המשרד פועל להפחית את זיהום האוויר מהתחבורה ומאזורי תעשייה הסמוכים לערים, באמצעות מגוון כלי מדיניות: הגבלות על כלי רכב מזהמים, קידום הנעות חלופיות לתחבורה, ניטור בסביבה העירונית, קביעת אזורים מנוכי זיהום אוויר, הקמת פתרונות קצה אזוריים לפסולת, הפרדה במקור של פסולת עירונית ועוד.

תשתיות

המשרדים העוסקים בפיתוח תשתיות הם : משרד האנרגיה, משרד התחבורה והבטיחות בדרכים, הרשות הממשלתית למים וביוב ומשרד הבינוי והשיכון. חלק ניכר מן התקציב מוקדש לפעולות פיתוח ולתמיכות.

מאפייני התקציב

הצעת התקציב של אשכול התשתיות לשנת הכספים 2022 מסתכמת בכ-49.2 מיליארד ש״ח ברוטו, מהם כ-43.7 מיליארד ש״ח בהוצאה נטו וכ-5.6 מיליארד ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב מסתכם בכ-70.2 מיליארד ש״ח.

שיעור ההוצאות (ברוטו) המופנות לפעילות התשתיות עומד על כ-10.0% מסך ההוצאה התקציבית ברוטו בשנת 2022 (בניכוי החזר חוב קרן).

ההשקעה בתשתיות היא האמצעי המרכזי לקידום המשק הישראלי לשם מיצוי פוטנציאל הצמיחה הגלום בו. היערכותם של משרד התחבורה והבטיחות בדרכים, משרד האנרגיה, משרד הבינוי והשיכון ורשות המים להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם, נעשית בעיקר באמצעות השקעות תשתית המבוצעות ישירות מתקציב המדינה ובאמצעות רפורמות מבניות ופיתוח הרגולציה. תכליתן של אלו לייעל את דרכי הפעולה בענף וליצור כללי משחק חדשים בהסרת מְגבלות מִנהליות שונות ובשחרור ״צווארי בקבוק״.

בכל הקשור להשקעות המדינה בתשתיות, הצעת התקציב לשנת הכספים 2022 מתאפיינת בהשקעות בהיקף ניכר בתחבורה ; בהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות ; בהמשך הסיוע להשקעות של החברות למים ולביוב, שיוקמו על ידי הרשויות המקומיות ; בהמשך הטיפול בתכנון בכלל ובתכנון לבנייה למגורים בפרט ; ופיתוח תשתיות של אתרים לבנייה למגורים.

למותר לציין כי ההשקעות בתשתית מבוצעות גם בידי גופים שאינם נכללים בתקציב המדינה, כגון : חברת החשמל לישראל, יצרני חשמל פרטיים, חברת נמלי ישראל – פיתוח ונכסים בע״מ (לשעבר רשות הנמלים), רשות שדות התעופה, חברת מקורות ועוד. בשנת הכספים 2022 צפוי המשך גידול בכלל ההשקעות במשק על ידי גופים אלה, לעומת ההשקעות בשנים עברו.

תקציב התשתיות לשנת הכספים 2022

(מיליארדי ש"ח)



הוצאה מותנית בהכנסה ■   הוצאות נטו ■

משרד האנרגיה

הצעת התקציב של משרד האנרגיה לשנת הכספים 2022 (סעיף 34) מסתכמת בכ- 599 מיליון ש״ח ברוטו, מהם כ- 586 מיליון ש״ח בהוצאה נטו, וכ- 13 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ- 372 מיליון ש״ח.

משרד האנרגיה מופקד, בין היתר, על תכנונה ועל ביצועה של המדיניות הלאומית בתחום האנרגיה ותשתית משאבי הטבע במדינת ישראל. הפעילות הממשלתית בתחום זה מתבטאת בתכנון התפתחותו של משק האנרגיה, בקביעת מדיניות ויישומה במשק הישראלי, בהסדרת המבנה הענפי של התחומים השונים של משק האנרגיה הישראלי, בפיקוח על משק הדלק, משק הגז הטבעי, משק המים ומשק החשמל, בהסדרת חיפושי הנפט והגז, בייעול השימוש באנרגיה, בפיתוח מקורות אנרגיה חלופיים ובהכנת משק האנרגיה לשעת חירום. כמו כן, המשרד עורך מחקרים מקיפים בתחום מדעי האדמה ומפתח תשתיות של מידע טכנולוגי, מדעי וכלכלי לשימוש מגזרי המשק השונים.

המשרד שם דגש בשנים האחרונות על מעבר לאנרגיה נקייה, קידום והסרת חסמים מאנרגיות מתחדשות ועל התייעלות באנרגיה בתעשייה בשלטון המקומי ובמגזר הביתי. עיקר מקורות האנרגיה של מדינת ישראל מסופקים באמצעות תזקיקי נפט, במיוחד בתחבורה, ובאמצעות גז טבעי, בעיקר בתעשייה ובחשמל. פחם עדיין משמש לייצור חשמל, אך משרד האנרגיה פועל לצמצום השימוש בו עד כדי הפסקתו הצפויה בשנת 2026. מקור משמעותי נוסף הוא אנרגיה מתחדשת, אשר קידומה כמקור אנרגיה משמעותי הוא אתגר שהמשרד פועל לעמוד בו.

דגשים לשנת הכספים 2022

- **משק החשמל**
- **אנרגיה מתחדשת** – במסגרת החלטת הממשלה 465 מאוקטובר 2020 הוחלט על הגדלת יעדי ייצור החשמל מאנרגיה מתחדשת, כך שיעמוד על 20 אחוזים בשנת 2025 ו-30 אחוזים בשנת 2030. בנוסף לכך, בהחלטה 171 מיולי 2021, הוסכם על הפחתה של 27 אחוזים בפליטות גזי חממה עד 2030 ביחס לשנת 2015, וכן נקבע יעד הפחתה ייעודי למשק החשמל בדמות הפחתה של כ-30 אחוזים בפליטות גזי חממה עד שנת 2030 ביחס לשנת 2015. על שרת האנרגיה הוטל לקבוע יעדים בתחום. בהתאם לכך, המשרד פועל לעדכון ולהתוויית מדיניות בתחום שילוב אנרגיות מתחדשות במשק החשמל הישראלי. בנוסף לכך, המשרד מבצע פעילות שוטפת עם הסקטור הפרטי, גורמי ממשל וגופים ציבוריים למימוש היעדים בתחום האנרגיות המתחדשות, בדגש על בחינת חסמים ושחרורם, עידוד וסיוע לפרויקטים להקמת מערכות כוח באנרגיות מתחדשות (סולרי, רוח וביו-גז/ביו-מסה) ברשת ההולכה והחלוקה ולהקמת אגירה. מתקני האנרגיה המתחדשת מוקמים כיום באסדרות של רשות החשמל, אשר מבצעת הליכים תחרותיים להקמת מתקנים סולריים ואגירה ואסדרות שאינן תחרותיות למתקנים אחרים, כמו רוח וביו-גז. בנוסף, ועדת המכרזים הבין-משרדית בחשב הכללי פועלת להקמת מתקן סולרי ואגירה בדימונה אשר יוקם באמצעות זכיין. המשרד ריכז בשנה האחרונה צוותי עבודה בין-משרדיים להסרת חסמים בתחומים השונים, ועיקרי עבודתם הוטמעה בתוכנית העבודה השנתית ובתקציב.
- **התייעלות באנרגיה (אנרגיה מקיימת)** – בנובמבר 2020 פרסם משרד האנרגיה תוכנית לאומית רב-שנתית להתייעלות אנרגטית כמחויב בחוק מקורות אנרגיה. התוכנית מציגה יעד של 11 אחוזים שיפור בעצימות האנרגטית בשנת 2025 ביחס לשנת 2015, ושיפור של 18 אחוזים בעצימות האנרגטית בשנת 2030 ביחס לשנת 2015. התוכנית כוללת צעדים שונים למימושה, חלקם באו לידי ביטוי בהצעת תקציב המדינה לשנת 2022 ולשנת

2022, וביניהם תמיכה בפרויקטי התייעלות אנרגטית בתעשייה וכן תמיכה בגיבוש וביישום תוכניות היערכות לשינוי אקלים ואנרגיה מקיימת ברשויות המקומיות. כמו כן, המשרד, בשיתוף פעולה עם משרד האוצר משרד ראש הממשלה והמשרד להגנת הסביבה, יוציאו לפועל את החלטת הממשלה בנוגע להתייעלות במשרדי הממשלה (החלטה אשר כוללת פרויקטים של התייעלות אנרגטית, הקמת מתקנים סולריים, הקמת עמדות טעינה לרכב חשמלי ועוד).

- **פריסת עמדות טעינה לרכבים חשמליים** – השימוש בכלי רכב חשמליים טומן בחובו תועלות משקיות שעיקרן צמצום זיהום האוויר והפחתת התלות בנפט במגזר התחבורה. מדינת ישראל מפגרת אחר מדינות מפותחות ומתפתחות באחוז הרכבים החשמליים מתוך הרכבים החדשים שנמכרים. אחד החסמים לחדירה משמעותית של רכבים חשמליים הוא היעדר תשתית טעינה זמינה עבור הצרכן. לצורך תמרוץ הקמת תשתיות הטעינה יקצה המשרד 35 מיליון ש"ח בהרשאה להתחייב בשנת 2021.

- **המשך הרפורמה בחשמל** – במהלך שלוש השנים שחלפו עד כה ברפורמה בחשמל, נמכרו שתיים מתוך חמש התחנות; פעילות תפ"ט והמחלקה לסטטיסטיקה יצאה מחברת החשמל לחברת ניהול המערכת; הושבו נכסים לרשות מקרקעי ישראל במסגרת הסדר הנכסים, והחברה החלה להקים את היחידות החדשות באתר אורות רבין. לצד ההישגים של הרפורמה עד כה, ישנם מספר צעדים שטרם הגיעו למימוש: תחנת הכוח רדינג, אשר הייתה צריכה להימכר לפי המתווה המקורי ב-3 ביוני 2021, טרם נמכרה בשל חוסר ודאות לגבי עתידה התכנוני, להרחבה ראו נושא "אספקת חשמל לגוש דן"; יחידת ניהול המערכת טרם נקלטה בחברת ניהול המערכת, זאת על אף שתאריך היעד המקורי היה 3 בדצמבר 2019; וטרם נחתם הסכם קיבוצי מחודש עם עובדי החברה.

- **אספקת חשמל בגוש דן** – בשל הקשיים בקידום התוכנית הסטטוטורית להקמת יחידות ייצור חדשות בתחנת הכוח רדינג, כנדרש בהחלטת ממשלה 3859 כאמור לעיל, הוחלט כחלק מהתוכנית הכלכלית לשנת 2021 על קידום תוכנית חלופית לאספקת חשמל לגוש דן, לפיה תקודם תשתית הולכת חשמל לגוש דן חלף הקמת יחידות ייצור חדשות בתחנת הכוח רדינג, ותוכנית להקמת ייצור מבוזר במרחב גוש דן, על-מנת לצמצם את הצורך בהולכת אנרגיה לתוך גוש דן מבחוץ. תחנת הכוח רדינג במתכונתה הנוכחית תישאר פעילה עד סיום התקנת הפתרון, זאת בתנאי שהפתרונות האמורים ימומשו. אם התוכנית החלופית לא תתממש, התוכנית הסטטוטורית להקמת יחידות הייצור החדשות תקודם עד לאישור ויחידות הייצור יוקמו. משרד האנרגיה יחד עם רשות החשמל, משרד האוצר ומשרדים נוספים פועל בהמשך להחלטת הממשלה, על מנת לעמוד בלוחות הזמנים שנקבעו ולקדם את החלופות בהקדם האפשרי. במקביל, הגורמים הרלוונטיים בממשלה בוחנים את התצורה בה יבחרו להאריך את חיי המתקן, ושינויים נדרשים, ככל שישנם, במתווה הרפורמה ובחוק משק החשמל.

- **משק הגז הטבעי**

- **תמיכה ברשת חלוקת הגז הטבעי** – משק הגז הטבעי התפתח בצורה משמעותית בשנים האחרונות. הגז הטבעי הפך להיות הדלק הדומיננטי במשק החשמל וכן בתעשייה הכבדה במשק. עם זאת, חדירת הגז הטבעי לתעשייה הבינונית והקטנה ולצרכנים אחרים כגון צרכנים מוסדיים (בתי חולים, שדות תעופה ועוד), נעשתה בצורה מוגבלת מאוד. כך למשל, עד סוף שנת 2021 צפויים להיפרס כ-500 ק״מ של צנרת במקטע החלוקה, הנמוכה מהתכנון המקורי. העיכוב נובע מגורמים שונים. לאור התועלות המשקיות הגדולות ממעבר לגז טבעי אשר טומנות בחובן תועלות סביבתיות, כלכליות ואנרגטיות, מוצע במסגרת תקציב המדינה לשנת 2021 להקצות סך של 200 מלש״ח לסיוע לפריסת קווי חלוקת גז, תקציב שהוצאתו תתפרס על-פני מספר שנים. במסגרת זאת, יוקצה תקציב לשם האצת פריסת הרשת ושדרוגה כמפורט:
מענקים להסבת מפעלים לגז טבעי – כאמור לעיל, וכדי לעודד מפעלים נוספים להתחבר לגז טבעי יוקצו 50 מיליון ש״ח נוספים להסבת מפעלים, כך שחלף שימוש בדלקים מזהמים יוסבו אלה לשימוש בגז טבעי. מהלך זה בנוסף למהלך התמיכה המצוין לעיל יאפשרו את האצת פריסת קווי חלוקת הגז הטבעי ברחבי הארץ ויאפשרו לצרכנים נוספים להתחבר לרשת החלוקה.
פיתוח משק הגז הטבעי – כדי לאפשר את האצת הרשת יועמדו תקציבים נוספים בהיקף של כ-30 מלש״ח.

- **רגולציה בתחום חיפושי הגז הטבעי** – החל משנת 2017 המדינה פרסמה שלושה הליכים תחרותיים להענקת רישיונות חדשים לחיפושי גז ונפט, הראשון היה בשנת 2017, ובו הוענקו שישה רישיונות חיפוש חדשים. חמישה מהם הוענקו לחברת אנרג׳יאן היוונית ורישיון אחד לקבוצת חברות הודיות. ההליך השני פורסם בשנת 2018, ובו הוענקו 12 רישיונות חיפוש חדשים. שמונה מהם לקבוצת חברות שכללה חברות בריטיות ואת שותפות רציו הישראלית וארבעה רישיונות לקבוצה שכללה את חברת אנרג׳יאן ואת שותפות הזדמנות ישראלית. הליך תחרותי שלישי פורסם בשנת 2020 והוא כולל רישיון אחד, טרם הוכרז על זוכים.

- **פיתוח מאגרים קיימים** – כיום במשק הגז הטבעי ישנם שני מאגרים פעילים מאגר תמר ומאגר לוויתן אשר מספקים את הגז הטבעי למשק הישראלי ולמדינות השכנות בהסכמים ארוכי טווח. מאגר נוסף הנמצא בתהליך פיתוח הוא מאגר כריש-תנין. עם סיום התהליך ישמשו שלושת המאגרים בסיס מרכזי למשק הגז הטבעי בישראל, מה שיאפשר יתירות וביטחון אנרגטי למדינת ישראל.
תוכנית הפיתוח של מאגר לוויתן אושרה ביוני 2016, ותחילת הזרמה מהמאגר הייתה בדצמבר 2019. תוכנית הפיתוח של מאגרים כריש ותנין אושרה באוגוסט 2017. הצפי להזרמת גז ראשונה הוא ביולי 2022, אך מועד זה תלוי בלו״ז לפיתוח המאגר ובהשלמת פיתוח האסדה שנתקל בעיכובים מתמשכים בגלל התפרצות נגיף הקורונה.

- **ייעוץ הנדסי** – קבלת פתרונות הנדסיים לתכנון ולביצוע פעולות המתבצעות במהלך חיפוש והפקת נפט וגז טבעי, כגון, תכנון הדסי של קידוח, תקלות בקידוחים, בחינת תוכניות קידוח ותוכניות נטישת קידוחים, פיקוח על אסדות קידוח ועוד.

- **הקמת מערכת מידע ממוחשבת** – המשרד התקשר עם חברה בין-לאומית לצורך הקמת מערכת מידע מסודרת לניהול משק חיפושי הנפט והגז. מאגר המידע נועד לספק מידע על מאגרים ומאפשר בקרה על איכות הנתונים המתקבלים מהזכיינים. זאת, לאור התפתחות משק הגז הטבעי בישראל, ובשל הצורך הדחוף בניהול מקצועי יותר של מגוון הנתונים והמידע הקשורים לתחום חיפושי הנפט והגז, במיוחד בעקבות התגליות בים. כיום מידע זה נמצא באתרים שונים ואינו מנוהל בצורה מרכזית.

משק הדלק

- **הקמת מתקן לאחסון גפ"ם באתר יבור** – גפ"ם הוא תוצר זיקוק של נפט, אשר משמש בעיקר לבישול והסקה ביתית, ולצורכי חום תעשייתיים. המחסור באתרי אחסון לגפ"ם נובע מכך שבעונות ביקושי השיא, נפח האחסון במדינה מסוגל לספק גפ"ם למספר מועט של ימים. לפיכך, מנהל הדלק בשיתוף עם יחידת התכנון הפיזי של משרד האנרגיה ומנהל התכנון, יזם מהלכים לאיתור ולתכנון אתרים לאחסון פוטנציאלי של גפ"ם בכמויות שתספקנה בשלב הראשון ל-30 ימי צריכה לפחות. הנושא קודם במסגרת תמ"א 32 ד' ו-ה'.. המנהל מתכנן לצאת למכרז בשנת 2021 או 2022 להקמת אחד או יותר מהאתרים שאושרו במסגרת תמ"א זו.

- **תחנות תדלוק ב-CNG** – במהלך שנת 2021, מיועד לצאת קול קורא אשר מטרתו לעודד ולתמרץ תחנות תדלוק בגז טבעי דחוס (CNG) ולעודד רכישת משאיות המונעות בגז טבעי דחוס. זאת במטרה להפחית את פליטת המזהמים ואת הרעש הנובע משימוש במשאיות המופעלות בסולר במיוחד בריכוזי אוכלוסין. על מנת לעודד את המעבר לשימוש בגז טבעי בתחבורה, הקול הקורא יאפשר ליזמים המעוניינים להקים תחנה כזו הן מענק הקמה והן רשת ביטחון.

תכנון וסטטוטוריקה

- **אגרו וולטאי** – המשרד מקדם תמ"א מפורטת למתקני חלוץ המשלבים ייצור אנרגיה סולרית וחקלאות (אגרי-וולטאי) באתרי המחקר של משרד החקלאות ובאתרים נוספים שהוצעו על ידי יזמים כחלק מקול קורא של משרד האנרגיה ומשרד החקלאות שפורסם בנושא. אישור התמ"א צפוי להסתיים במהלך שנת 2022. בנוסף, במסגרת החלטת ממשלה 208 הוטל על המשרד לקדם תמ"א שתאפשר הוצאת היתרים להקמת מתקנים אגרי-וולטאים בשטחים חקלאיים. בהתאם להחלטת הממשלה, הגשת התמ"א לאישור צפויה להתבצע עד תום שנת 2022.
- **אגירה** – המשרד מקדם תמ"א להקמת מתקני אגירת אנרגיה אשר תאפשר להקים מתקנים בהליך של היתר, ותקבע כללים לקידום תוכניות לאגירת אנרגיה. הגשת התמ"א לאישור צפויה להתבצע עד תום שנת 2022.
- **תמ"א 37/3/ד** – המשרד מקדם תוכניות להקמת תשתיות גז וכן רצועות משולבות של תשתיות גז ותשתיות דלק. התוכנית כוללת תכנון של רצועה משולבת לתשתיות גז ודלק בין תחנת הכוח חגית לחיפה וכן רצועה לתשתית גז בין יסודות ונתב"ג.
- **תמ"א 37/3/ה** – תוכנית להקמת רצועה משולבת לתשתית גז בתוואי סדום–אילת. התוכנית צפויה להיות מופקדת בשנת 2022.
- **תת"ל 116 +תת"ל 117** –כחלק מתוכנית מתאר ארצית 41 לתשתיות אנרגיה, נשמרו שטחים לצורך הקמת מתקנים סולריים. המשרד מקדם תכנון מפורט של שלושה פוליגונים מתוך תמ"א 41, לשם ייצור אנרגיה סולרית (תמנע, מאגר הלל, ים המלח), בהיקף של כ-5000 דונם. התוכניות צפויות להיות מופקדות במהלך שנת 2022.
- **תמ"א 10/ב/11 ב** – המשרד מקדם תוכנית להקמת מתקני אגירת אנרגיה במתחמים אשר יועדו לתכנון תחנות כוח.
- בנוסף לתוכניות אלו, **במסגרת התוכנית הכלכלית לשנת 2021–2022 הוטל על המשרד לקדם מספר תוכניות:**

- במסגרת החלטת ממשלה 211 המשרד נדרש לקדם החלטת מועצה ארצית להארכת תוקף תמ״א 3/א/10 של תחנת הכוח רדינג, כך שניתן יהיה להמשיך להפעילה עד שנת 2026, וכן תוכנית לתיקון התמ״א, כך שיתאפשר להאריך את חיי תחנת הכוח רדינג מעבר לשנת 2026.
- המשרד נדרש לקדם, באמצעות חברת ניהול המערכת, תכנון לחלופת הולכה אשר תאפשר אספקת חשמל לגוש דן אם לא יתקיים ייצור חשמל ברדינג.

המדען הראשי

- **מענקי מחקר ופיתוח** – החל משנת 2008, משרד האנרגיה מעמיד תקציבים למענקים בתחומי האנרגיה ומדעי האדמה. המענקים מתחלקים לשלושה תחומים: מענקי מו״פ אקדמיים-יישומיים; מענקים לבדיקת היתכנות מדעית-טכנולוגית; מענקים עבור מתקני חלוץ והדגמה.
- **תוכנית המלגות** – תוכנית לתמיכה בסטודנטים מצטיינים בתואר ראשון במוסדות אקדמיים בישראל עד לימודי פוסט-דוקטורט בחו״ל, המתמקצעים בלימודיהם האקדמיים בתחומים הנחוצים למשק האנרגיה.
- **תוכנית מכון האנרגיה** – תוכנית משותפת להקמת מכון אנרגיה לאומי בשיתוף אקדמיה וגופי מחקר, במטרה לקדם חדשנות ופתוח טכנולוגי בתחום האנרגיה.

משרד התחבורה והבטיחות בדרכים

הצעת התקציב של משרד התחבורה לשנת הכספים 2022 (סעיף 40) מסתכמת בכ- 772 מיליון ש״ח ברוטו, מהם כ- 549 מיליון ש״ח בהוצאה נטו, וכ- 222 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ- 101 מיליון ש״ח.

הצעת התקציב הפיתוח של משרד התחבורה לשנת הכספים 2022 (סעיף 79) מסתכמת בכ- 37.7 מיליארד ש״ח ברוטו, מהם כ- 36.1 מיליארד ש״ח בהוצאה נטו, וכ- 1.6 מיליארד ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ- 63.6 מיליארד ש״ח.

משרד התחבורה אחראי לפיתוח ולהסדרה של מערכות התחבורה היבשתית, האווירית והימית בישראל. מערכת התחבורה היא תשתית משקית אשר נועדה לאפשר קישור בין מוקדי הפעילות השונים במדינה ומחוץ לה. השקעה בפיתוח התשתית נודעת בהשפעתה על שיעור הצמיחה ארוכת הטווח של המשק והיא אמצעי מרכזי להשגת יעדיה של המדיניות הכלכלית. השקעות בתשתית נועדו ליצור תשתית מודרנית ויעילה, וכך לסייע בהסרת חסמים המקשים על ההתפתחות המשקית ולאפשר צמיחה של המגזר העסקי. כמו כן, השקעה זו נועדה ליצור תשתית בטוחה יותר למשתמשי הדרך ולהגביר את הנגישות של האוכלוסייה כולה למרכזים המטרופוליניים, במטרה להגדיל את הזדמנויות התעסוקה, הצריכה והפנאי ולהפחית את הגודש בדרכים. ההשקעות בתחבורה הן בסיס לקידום הפיתוח הכלכלי של המשק כולו ומאפשרות את התפתחותם של ענפים אחרים, ביניהם ענף הדיור. יעילות ההשקעות בתחבורה נבחנת במידת תרומתן ליעדים הלאומיים ובהיענותן לצורכי המשק ולצורכי תושבי המדינה.

השוואה בין-לאומית של מדדים לאיכות התחבורה הציבורית מצביעה על פער מהותי בין תשתית התחבורה הציבורית בישראל בהשוואה למדינות המפותחות בעולם. פער זה מתבטא בשימוש נמוך יחסית בתחבורה הציבורית, בשל כדאיות נמוכה לפרט בשימוש בתחבורה הציבורית בהשוואה לשימוש ברכב הפרטי. כך, יחס הפיצול בישראל (שיעור הנסיעות בתחבורה ציבורית מתוך הנסיעות הממונעות) נמוך בהשוואה עולמית. בעוד שבמטרופולינים תל אביב, ירושלים וחיפה עומד יחס הפיצול על 11 אחוזים, 20 אחוזים ו-15 אחוזים בהתאמה, מטרופולינים מפותחים שונים בעולם מציגים יחס פיצול של כ-40 אחוזים. מצב זה מוביל לעלייה בגודש הדרכים, לזיהום אוויר, לגידול במספר תאונות הדרכים ולאובדן שעות עבודה רבות של אזרחי ישראל. כל אלו אחראים לאובדן כלכלי שנאמד בכ-35 מיליארד ש״ח בשנה. המשך המגמה הקיימת, במקביל לגידול מתמיד במספר הרכבים החדשים בכל שנה, עלול להגדיל את הגודש בקטעי הדרכים המרכזיות בשעות השיא. בהיעדר פעילות ממשלתית רחבה לטיפול בבעיה, האובדן הכלכלי עלול להגיע לכ-70 מיליארד ש״ח בשנת 2040. כדי למנוע משבר תחבורתי זה, נדרשת השקעה משמעותית בפיתוח מערכות הסעת המונים במטרופולינים יחד עם ניהול הביקוש לנסיעה ברכב הפרטי.

תחבורה

תקציב התחבורה על פני השנים
(מיליוני ש״ח, מחירים שוטפים)



* הנתונים עבור השנים 2016—2020 הם נתוני ביצוע בפועל ברוטו, הנתונים עבור השנים 2021-2022 על פי הצעות התקציב לשנים אלו

דגשים לשנות הכספים 2022

במסגרת התקציב הנוכחי יוקצו תקציבים משמעותיים לפיתוח תשתית תחבורה ציבורית בדגש על הקמת מערכות הסעת המונים בשלושת המטרופולינים הגדולים. בין הפרויקטים שיצאו לביצוע: הוספת שני קווי רכבת קלה נוספים בתל אביב (הקו הסגול והקו הירוק) שהיקפם התקציבי נאמד בכ-29 מיליארד ש״ח, שני קווי רכבת קלה נוספים בירושלים (קו ירוק וקו כחול) שהיקפם התקציבי נאמד בכ-18.5 מיליארד ש״ח, קו רכבת קלה נצרת-חיפה בהיקף של כ-7.6 מיליארד ש״ח וכן הארכה והרחבה של פרויקט המטרונית במטרופולין חיפה בהיקף של כ- 2.2 מיליארד. לצד אלו מתוכנן הקמתו של קו רכבת כבדה בתוואי אלטרנטיבי לקו החוף המכונה ״המסילה המזרחית״ בהיקף של כ-9.7 מיליארד ש״ח. נוסף לכך יחל קידומו של השלב הבא במערכת הסעת ההמונים במטרופולין דן – תכנון וקידום מערכת מטרו.

מעבר לגידול בתקציבי התחבורה הציבורית המתוארים, ניתנה עדיפות לתחבורה הציבורית גם בתקציב פיתוח הכבישים. במסגרת תוכנית החומש של חברת נתיבי ישראל הוקצו כ-3.3 מיליארד ש״ח לנתיבי תחבורה ציבורית בכבישים בעלי עומסי תנועה גבוהים, אשר יאפשרו קיצור משמעותי של זמני הנסיעה בתחבורה הציבורית ושירות טוב יותר למשתמשים בה. בנוסף, מקודמים פרויקטי נתיבים מהירים נוספים לתל אביב, כולל חניוני חנה וסע בשפיים ובראשון לציון בהיקף של כ-7.7 מיליארדי ש״ח. במסגרת התקציב לשנת 2022 נכללת גם תוכנית ליצירת רצף צירי העדפה במטרופולין ירושלים, וכן ציר תחבורה ציבורית מורחב בשדרת הקריה בתל אביב.

בפיתוח מערך הכבישים, הצעת התקציב כוללת את התוכניות הרב-שנתיות של חברות הביצוע של משרד התחבורה. חברת נתיבי ישראל פועלת במסגרת תוכניות חומש. התוכנית הנוכחית נקבעה בשנת 2016 לשנים 2017—2021 והוארכה לשנת 2022. במסגרת הצעת התקציב הוסדרו תוכניות רב-שנתיות לחברות חוצה ישראל ונתיבי איילון ולמטרופולין ירושלים. תוכניות הפיתוח ארוכות הטווח מאפשרות יציבות לחברות הביצוע כמו גם לשוק המקומי והבין-לאומי לגבי הפרויקטים המבוצעים בשנים הקרובות. תיאום מועדי תוכניות הפיתוח של חברות הביצוע השונות יאפשר את בניית התוכנית האסטרטגית לכלל הדרכים בישראל, תוך סנכרון בין הכבישים במטרופולינים, כבישים בין-עירוניים ותשתיות התחבורה הציבורית.

התוכנית הכלכלית 2022

לצד הגידול הצפוי בהשקעה בתשתית התחבורה הציבורית, אשר השפעתה צפויה רק בעוד מספר שנים, התוכנית הכלכלית לשנת 2022 כוללת שורת צעדים לקידום ולפיתוח התחבורה הציבורית בישראל בטווח הקצר והבינוני:

מס לניהול הביקוש לנסיעה ברכב פרטי בגוש דן

רמת הגודש בדרכים בישראל היא פגיעה משמעותית בכלכלה הישראלית הנובעת משימוש יתר ברכב פרטי לצורך ניידות, בכניסות ובמרכז מטרופולין גוש דן, ומנסיעה יחידנית ברכב. כמו כן, אחת הסיבות העיקריות לגודש היא שיעור המשתמשים בתחבורה הציבורית במטרופולין נמוך ביחס למטרופולינים במדינות המפותחות. לצד הטיפול הממשלתי בצד ההיצע של תשתיות התחבורה שמיועד בעיקר לטיפול בטווח הארוך, מטרת התוכנית היא לטפל גם בצד הביקוש לנסיעה ברכב הפרטי בשעות ובאזורי הגודש ולעודד את המעבר לנסיעה בתחבורה הציבורית באמצעות החלת תשלום על הגורמים העיקריים לגודש התנועה. התשלום ייגבה מכל רכב החוצה אחת מהטבעות סביב מרכז העסקים הראשי בגוש דן בשעות הגודש וינוע בין 2.5–10 ש״ח לחציית טבעת עד לתשלום יומי של 37.5 ש״ח.

מטרת התוכנית היא להביא לירידה של כ-30 אחוזים מעומסי התנועה במטרופולין באמצעות הפחתת כ-15 אחוזים מכלי הרכב, בדומה לתוצאות שהניבו תוכניות דומות בעולם ובהתאם למספר סקרים שנעשו בישראל. הנסיעות ברכב הפרטי צפויות לעבור ברובן לתחבורה הציבורית, ולכן חלק מרכזי בתוכנית הוא הצבת חלופות ראויות במגוון של אמצעים:

- רכבות כבדות – החל בשנת 2021 רכבת ישראל החלה ליישם תוכנית רב-שנתית לפיתוח התשתית הרכבתית. התוכנית כוללת הארכת רציפים, רכש קרונות וקטרים, הארכת רשת המסילות, בניית מסילות חדשות ובכללן המסילה המזרחית, המסילה הרביעית, עוקף לוד, הכפלת מסילות החוף ומסילות נתב״ג, הפרדות מפלסיות ומגוון פרויקטים לשיפור השירות ובטיחות הנוסעים.
- רכבות קלות – המשך קידום של שלושה קווי הרכבת הקלה של גוש דן: הקו האדום שצפוי להיפתח בסוף שנת 2022, הקו הירוק והקו הסגול שנמצאים בשלבי תכנון וביצוע שונים וצפויים להיפתח לתנועה בשנים 2026–2027.
- חניוני חנה וסע – בהיקף מטרופולין ועל תוואי הטבעות צפויים להיבנות מספר חניוני חנה וסע שיאפשרו למשתמשי הדרך להחנות את רכבם ולהיכנס למטרופולין באמצעות שאטלים מהירים. בחניון שפירים מספר החניות מוכפל וצפוי לעמוד בתחילת שנת 2023 על 3,800 מקומות חניה. במקביל וכחלק מפרויקט הנתיבים המהירים מקודם חניון של כ-7,000 מקומות חניה בשפיים וחניון של כ-3,500 מקומות חניה בראשון לציון על כביש 20. נוסף על כך מקודמים שלושה חניוני ענק שיכילו יחד כ-13,000 מקומות חניה על תוואי כביש 5 ועוד מספר חניונים קטנים יותר על תוואי הטבעות באזורים הרחוקים יחסית מהחניונים לעיל.
- הגברת תדירות הקווים – יאופיינו קווים שתוואי הנסיעה שלהם מאפשר כניסות למטרופולין גוש דן מהערים הקרובות יחסית לתוואי הטבעות. הגברת התדירות צפויה לשפר בצורה משמעותית את השירות ולצמצם את הזמן המבוזבז בהמתנה לאוטובוס.
- הפעלת קווים מהירים וחדשים – יופעלו קווים חדשים המאופיינים במרחק רב יחסית בין תחנה לתחנה ובתדירות יציאה גבוהה. קווים אלו יחצו את הטבעות ויאפשרו כניסה מהירה ונוחה החל בפריפריה הרחוקה של גוש דן דרך הטבעת החיצונית ועד לטבעת הפנימית אל תוך מרכז העסקים המטרופוליני.
- סלילת נתיבי העדפה – כדי לאפשר לתוספות שירות האוטובוסים נסיעה רצופה ומהירה ככל הניתן, ייסללו מאות קילומטרים של נתיבי העדפה עירוניים ובין-עירוניים לאוטובוסים, שאטלים ורכבים רבי תפוסה.
- הקמת תשתיות אוטובוסים – בנוסף לנתיבי ההעדפה תוקם תשתית משמעותית לתפעול האוטובוסים, כולל מסופי יום, מסופי לילה, מסופי נוסעים ומסופים לטעינה עבור אוטובוסים חשמליים.

- סלילת שבילי אופניים – בנוסף לפרויקט האופנידן שנמצא בביצוע מתקדם ובמסגרתו נסללים שבילי אופניים באורך של כ-90 ק"מ, יוקצו כ-2 מיליארד ש"ח נוספים לסלילת שבילים ברחבי הארץ ובכלל זה בגוש דן.
- שיפור המרחב ההליכתי – לראשונה הוקצו כ-60 מיליון ש"ח עבור תמיכה ברשויות מקומיות שיכינו תוכניות למיתון התנועה במרכזי הערים. תוכנית זו תשים במרכז את הולך הרגל ותאפשר הליכה נוחה ובטוחה במרכז העיר כחלופה להתניידות ברכב הפרטי.

- **רכבות קלות בגוש דן וירושלים ותוכנית המטרו**

פיתוח מערכות תחבורה ציבורית להסעת המונים עומדות בליבת הפיתוח התחבורתי. מערכות הסעת המונים, הקיימות ברוב המוחלט של המטרופולינים במדינות ה-OECD, היא המערכת היחידה המסוגלת לספק רמת נגישות ונייდות אשר הופכת את התחבורה הציבורית ליעילה ומתחרה ברכב הפרטי. זאת לאור קיבולת הנוסעים הגבוהה, התדירות הגבוהה והפרדת הדרך שמעניקה עדיפות לנוסעי התחבורה הציבורית. מערכות הסעת המונים מספקות אלטרנטיבה לגודש בכבישים וצפויות לקצר את זמן הנסיעה למשתמשים בהן. בשנים 2021–2022 תימשך העבודה על מערכות להסעת המונים בישראל במטרופולין ת"א, ירושלים וחיפה. בירושלים – הארכת הקו האדום הקיים, עבודות על הקו הירוק ועל הקו הכחול, בחיפה – עבודות להקמת רכבת קלה בין חיפה לנצרת, ובתל אביב – עבודות להקמת הקו האדום, הסגול והירוק, ותכנון לקראת הקמת מערכת המטרו.

משרד הבינוי והשיכון

הצעת התקציב של משרד השיכון לשנת הכספים 2022 (סעיף 29) מסתכמת בכ- 275 מיליון ש״ח ברוטו, מהם כ- 256 מיליון ש״ח בהוצאה נטו, וכ- 19 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת התקציב של מענקי בינוי במשרד השיכון לשנת הכספים 2022 (סעיף 42) מסתכמת בכ- 3.4 מיליארד ש״ח ברוטו.

הצעת התקציב של המרכז למיפוי ישראל לשנת הכספים 2022 (סעיף 43) מסתכמת בכ- 131 מיליון ש״ח ברוטו, מהם כ- 110 מיליון ש״ח בהוצאה נטו, וכ- 21 מיליון ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ- 12 מיליון ש״ח.

הצעת התקציב הפיתוח של משרד הבינוי והשיכון לשנת הכספים 2022 (סעיף 70) מסתכמת בכ- 5.4 מיליארד ש״ח ברוטו, מהם כ- 1.7 מיליארד ש״ח בהוצאה נטו, וכ- 3.7 מיליארד ש״ח בהוצאה מותנית בהכנסה. תקציב ההרשאה להתחייב יעמוד על כ- 5.3 מיליארד ש״ח.

מחירי הדיור מושפעים מתנודות בהיצע ובביקושים, ולכן משרד הבינוי והשיכון פועל בשני מישורים על מנת לרסן את רמת המחירים:

היצע – חלק מרכזי בפעילות המשרד מכוון לתכנון ולפיתוח קרקע לצורך שיווקה לבנייה למגורים, במטרה ליצור תנאים להרחבת היצע הדיור בדרך שתאפשר מתן מענה לביקוש. הפעילות כוללת עשייה במגוון רחב של מרכיבים בשרשרת הייצור של דירה: איתור קרקע, תכנונה ושיווקה; עידוד עיבוי הבנייה במרכזי הערים תוך ניצול מערכת התשתית הקיימת; שדרוג התשתיות הקיימות; ורישום הזכויות במקרקעין. לכל אחד מהמרכיבים השפעה על היקף הפעילות בענף.

ביקוש – חלק מרכזי נוסף בפעילות המשרד מכוון למתן סיוע בדיור לזכאים ומתמקד בשלושה מסלולים עיקריים: מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.

דגשים לשנות הכספים 2022

- **הרחבת היצע הדיור**

משרד הבינוי והשיכון יוזם פעילות תכנון, פיתוח ושיווק קרקע בהתחייבויות חדשות בהיקף של כ-4 מיליארד ש״ח בשנה, באתרים שונים הפרוסים ברחבי הארץ. היקף התקצוב לפעולות המשרד בשנים האחרונות נובע מהרחבת פעולות התכנון והפיתוח של המשרד, במסגרת מאמצי הממשלה הכוללים להרחבת היצע הדיור. כמו כן, פעולות הממשלה להרחבת היצע הדיור הביאו גם לגידול ניכר בהיקף סבסוד הפיתוח הניתן מכוח החלטת ממשלה ליישובים באיזורי עדיפות לאומית. בשנים האחרונות הוסט חלק ניכר מביצוע עבודות התכנון והפיתוח בבנייה החדשה מהתקשרות להפעלה ישירה לביצוע באמצעות חברות מנהלות, חברות מתכננות ורשויות מקומיות באתרים שבאחריות המשרד.

▪ תוכניות לשיווק קרקע במחיר מופחת

במקביל לצעדים המקודמים לצורך הגדלת ההיצע, הממשלה מיישמת את תוכנית "מחיר מטרה" לשיווק קרקע עבור דירות במחיר מופחת. במסגרת זו פועלים רשות מקרקעי ישראל ומשרד הבינוי והשיכון לשיווק קרקע בהנחה ממחיר הדירה הסופי. באזורים בפריפריה, שבהם ערך הקרקע נמוך והנחה במחיר הקרקע לא תוביל להנחה במחיר הדירה, ניתנים במקביל, בהתאם להחלטות הממשלה בנושא, מענקים לרוכשי הדירות לצד מענק לסבסוד הוצאות הפיתוח של הקרקע, בסך כולל של 70 עד 90 אלף ש"ח, כתלות במחיר הקרקע. לצורך מימון המענקים והעמקת הסבסוד, הן של תוכנית "מחיר מטרה" והן של תוכניות קודמות ("מחיר למשתכן" ו"מחיר מופחת"), הוקצה במסגרת תקציב המדינה לשנים 2022 תקציב בהיקף של כ-500 מיליון ש"ח בכל אחת מהשנים, בהתאם להצלחת שיווקי עבר ולצפי שיווקים בפועל במסגרת התוכנית.

▪ דיור ציבורי – רכש דירות חדשות

החל מינואר 2014 חודשה מכירת דירות הדיור הציבורי בהתאם לחוק הדיור הציבורי (זכויות רכישה), ובמסגרתו נמכרות דירות הדיור הציבורי לדיירים המתגוררים בהן בהנחות המגיעות עד לכ-80 אחוזים ממחיר הדירה. בהתאם לחוק, כלל ההכנסות המתקבלות ממכירות דירות אלו משמשות לרכישת דירות חדשות למאגר הדיור הציבורי. יישום החוק גרם לצמצום משמעותי במלאי הדיור הציבורי וכך גם להגדלת רשימת הממתינים לדיור ציבורי ומשך הזמן להמתנה עד לקבלת דירה. עקב כך, המשרד יפעל להגדלת היצע יחידות הדיור בשנים הקרובות באמצעות רכש וכן להגדלת מלאי הדירות לקשישים בבתי גיל זהב.

▪ סיוע בדיור ושכירות משנה

במהלך השנים האחרונות חל גידול במספר הפונים לקבלת הסיוע בשכר דירה. כיום עומד מספרם של אלה על כ-175 אלף משקי בית. עקב הגידול שחל בתחום, ניתנה תוספת תקציבית מתאימ,ה כך שתקציב הבסיס יעמוד על סך של כ-1.97 מיליארד ש"ח.

▪ קידום פיתוח ביישובי המיעוטים

במסגרת יישום החלטות הממשלה לעניין יישובי המיעוטים, פעל המשרד לקידום הסכמים אסטרטגיים עם 15 רשויות מקומיות ביישובי המיעוטים לתקצוב תכנון, הקמת מוסדות ציבור וסבסוד פיתוח ביישובים אלו בהתאם להחלטת ממשלה 922 שעניינה פעילות הממשלה לפיתוח כלכלי באוכלוסיית המיעוטים בשנים 2016–2020. התקצוב הביא לקידום תוכניות דיור בהיקפים נרחבים ביישובי המיעוטים. בשנת 2022 יפעל המשרד למימוש תוכניות הדיור תוך שיווק יחידות דיור רבות ביישובי המיעוטים ולפיתוח הקרקע.

משק המים

הצעת התקציב של הרשות הממשלתית למים וביוב לשנת הכספים 2022 (סעיף 41) מסתכמת בכ-119 מיליון ש״ח ברוטו.

הצעת תקציב הפיתוח של מפעלי מים לשנת הכספים 2022 (סעיף 73) מסתכמת בכ-763 מיליון ש״ח ברוטו. תקציב ההרשאה להתחייב יעמוד על כ-794 מיליון ש״ח.

הרשות הממשלתית למים ולביוב הוקמה ביום 1 בינואר 2007 על בסיס נציבות המים. הרעיון שעמד בבסיס הקמת הרשות הוא איגוד כלל סמכויות הממשלה בתחומי המים והביוב במסגרת רשות אחת, במטרה ליצור גוף מקצועי-ממשלתי, בעל ראייה כוללת של צורכי משק המים והביוב. מתוך תפיסה זו, באוקטובר 2009 צורפו גם מנהל המים והממונה על התאגידים והמנהל לפיתוח תשתיות ביוב לרשות המים, על סמכויותיהן החוקיות. במועד זה לא בוצע בפועל מיזוג ושילוב, כי אם איחוד גופים תחת קורת גג אחת. כמו כן, יכולות ומנגנוני הניהול שנדרש שייבנו כחלק מהשינוי מנציבות לרשות, לא מומשו, ולפיכך נוצר פער בין תפקידי הרשות במבנה החדש והכלים והיכולות למימוש התפקידים באופן יעיל. לאור האמור לעיל, בוצעה עבודה רחבת היקף שכללה גיבוש חלופה למבנה ארגוני מתאים, הסדרה של תפיסת הניהול וההפעלה, תרבות ותהליכי עבודה. המבנה הארגוני החדש צפוי לתת מענה לבעיות השורש שזוהו ולאפשר התמודדות טובה עם אתגרי ניהול משק המים והביוב. יישומו של המבנה הארגוני החדש החל בשנת 2018 והוא הושלם במהלך שנת 2020.

החלטת ממשלה מס׳ 1661 מיום 13 במאי 2007 קבעה כי יש לבצע העברה הדרגתית של היחידות הארציות של משרדי הממשלה לתחום המוניציפאלי של העיר ירושלים במטרה לחזק ולבסס את מעמדה של העיר ירושלים כעוגן שלטוני, כלכלי ועסקי, כאמור בחוק יסוד ירושלים. בהתאם לכך הוחלט על העברתה של הרשות הממשלתית למים וביוב תל אביב לירושלים. מהלך זה יושם במחצית שנת 2019.

הרשות הממשלתית כפופה למועצת רשות המים המורכבת מנציגי משרדי הממשלה הרלוונטיים ומנציגי ציבור על פי חלוקה זו: מנהל הרשות הממשלתית למים ולביוב (יו״ר) ; מנכ״ל משרד החקלאות ; מנכ״ל משרד האנרגיה ; מנכ״ל המשרד להגנת הסביבה ; מנכ״ל משרד הפנים ; הממונה על התקציבים במשרד האוצר ; שני נציגי ציבור. מנכ״לים רשאים למנות במקומם את אחד מסמנכ״לי המשרד.

להלן עיקרי התפקידים של הרשות הממשלתית למים ולביוב:

- ביצוע מדיניות הממשלה בנושאי משק המים ;
- תכנון משק המים – תכנון ארוך טווח ברמת המפעל הארצי, האזורי והמקומי, תוך הבטחת אספקת מים סדירה ואמינה לצורכי הסקטור הביתי באיכות ובכמות הנדרשים ;
- ניהול פיתוח משק המים ומקורותיו – גיבוש מדיניות וניהול תקציב הפיתוח והקצאתו ;
- רגולציה במשק המים – קביעת תעריפי מים, עלויות הולכה והפקת מים של כלל המפיקים הפרטיים לכל השימושים וקביעת אמות מידה לשירות על ידי ספקי ומפיקי המים. קביעת רישיונות לקדיחה, לציוד קידוחים, להקמת מתקנים לתפיסה, להטיה או לשאיבה של מים עליים, להקמת מתקנים לטיהור שפכים ולסילוקם ולהקמת מתקנים להחדרת מים לקרקע וכן מתקני התפלה ;

- ייזום הקמת מתקני התפלת מי ים ומים מליחים ופיקוח שוטף על תפעולם – שיריון סטטוטורי לשטח למתקני התפלה, בניית המכרז ומערכות הרגולציה הנדרשות לבחירת המתפיל, תכנון והקמת המתקן וכן מעקב ובקרה אחר התחזוקה והתפעול השוטפים של המתקנים. כמו כן, ייצוג המדינה בבוררויות בנושאים שונים מול מתקני ההתפלה;
- סיוע למפעלי מים נחותים – מתן מענקי סיוע לפיתוח וקידום מפעלי השבת קולחין ומים נחותים לחקלאות ולשימושים אחרים. כמו כן ניתן סיוע להגדלת היצע המים הטבעיים על ידי הכרה בעלות צומתי מיהול ומתקנים לסילוק המזהמים ממים מופקים (טיוב בארות);
- קיצוב והקצאות מים – ההקצאות למטרות הצריכה השונות, למקורות המים השונים ולאיכויות המים השונות, תקבענה בהתאם להחלטות מועצת רשות המים, אפשרויות האספקה של ספקי המים השונים ואפשרויות ההפקה, ובהתאם למצב ההידרולוגי;
- מדיניות איכות המים – גיבוש מדיניות בדבר איכות המים לסוגיהם ומניעת זיהום מקורות מים, בתיאום עם משרדי הבריאות והגנת הסביבה;
- אישור נתוני צריכה ותחזיות צריכה – אישור צריכה קיימת וצפויה למטרות הצריכה השונות, על פי איכויות המים השונות, על פי חתכים שונים (לדוגמה, מפעלי מקורות, אזורים גיאוגרפיים וכו'), בהתאם לצורך ולאופקי זמן שונים ומעקב אחרי הנתונים לצורך תכנון משק המים;
- שימור מקורות המים – באחריות משותפת של השירות ההידרולוגי ואגף בכיר איכות מים, ניטור מקורות מים, פיקוח ומניעת זיהום מקורות מים. שיקום מקורות מים וניהול אינטגרטיבי של הניטור בכנרת ובאגן ההיקוות שלה.
- ניהול ויישום הסכמי המים עם ממלכת ירדן והרשות הפלשתינאית – רשות המים מופקדת על יישום הסכמי המים שנחתמו עם השכנים, מנהלת ועדות משותפות למעקב אחר היישום ופותרת בעיות באספקה ובטיפול בשפכים.
- מטלות נוספות – קידום החיסכון במים במגזרים השונים וניהול פרסומים בנושאי מים.

דגשים לשנת הכספים 2022

- **סיוע בהקמת מערכות ביוב**
  - הסיוע להקמת תשתיות ביוב לתאגידים ולמועצות אזוריות ניתן באמצעות אגף ביוב והשבה באישור ועדת השקעות בין-משרדית. האגף פועל לייזום, הנחיה, ליווי וסיוע בהקמת מערכות ביוב – הכוללות תשתיות להולכה וטיפול בשפכים כגון מכוני טיהור, מערכות אזוריות ומערכות פנימיות – באופן שיאפשר תשתיות ביוב נאותות לכלל התושבים בישראל וכדי להביא את הטיפול בשפכים עד לרמת התקן הנדרשת. פיתוח משק הביוב הארצי הוא חלק מתפעול כלל משק המים והוא משלב שיקולים של יעילות כלכלית, הבאים לידי ביטוי בצמצום ובאיחוד מתקני טיפול בשפכים, כדי למזער שימוש בקרקע ולמצות יתרונות לגודל. פיתוח המשק משלב גם שיקולים הידרולוגיים, תברואיים, וסביבתיים, כדי לנצל את המים להשקיה חקלאית או לגינון עירוני כתחליף לשימוש במים שפירים.
  - עיקר הפעילות במהלך שנת התקציב 2022 תתמקד בהמשך התמיכה לתאגידי מים וביוב לצורך הקמת תשתיות ביוב המשרתות יישובים בדירוג סוציו אקונומי 1-4. נוסף על כך ניתנת תמיכה חלקית למועצות אזוריות לצורך הקמת תשתיות ביוב בתחומן, בדגש על תשתיות המוקמות ביישובים או במועצות אזוריות בדירוג סוציו אקונומי 1–4. בנוסף, בשנים האחרונות הושם דגש על פרויקטי ביוב שהם חסם לשיווק יחידות דיור, ואלה יוסיפו לעמוד בעדיפות גבוהה גם בשנים הקרובות.
- **ייעול משק המים העירוני והמרחב הכפרי**
  - משק המים והביוב העירוני כולל פעילות כלכלית ואספקת שירותים בהיקף שנתי של למעלה מ-5 מיליארד ש"ח. בהתאם להוראות חוק תאגידי מים וביוב, הרשויות המקומיות, להבדיל ממועצות אזוריות, מחויבות לנהל את

משק המים והביוב בתחומן באמצעות תאגיד מים וביוב. חובה זו חלה החל מחודש יולי 2007. נכון לשנת 2021 קיימים 56 תאגידי מים וביוב המספקים שירותים לכשבעה מיליון תושבים וקיימות עוד 23 רשויות מקומיות שלא מילאו את הוראות החוק וטרם העבירו את ניהול משק המים והביוב בתחומן לידי תאגיד מים וביוב.

- עיקר הפעילות בשנת התקציב 2022 ובשנים הקרובות תתמקד בהמשך תמיכה בצירוף רשויות לתאגידי מים לצורך שיפור ושדרוג התשתיות ולהעלאת רמת השירות לצרכנים, בדגש על רשויות בדירוג סוציו-אקונומי נמוך.
- במקביל, בשנת התקציב 2022 ובשנים הקרובות יבוצע מהלך לשיפור ברמת השירות הניתנת לצרכן במרחב הכפרי (יישובים במועצות אזוריות) ובמסגרת זאת אסדרת כללי אמות מידה לשירות והשקעה בהקמה ושדרוג של תשתיות באזור זה, בעיקר ברשויות בדירוג סוציו-אקונומי נמוך.

מפעלי השבת מי קולחים ומים נחותים

- השקיה חקלאית במי קולחין היא דוגמה לשימוש יעיל במשאב המים וכוללת תועלות חיצוניות שונות כמו צמצום מטרדי בריאות וסביבה, הוזלת עלות הטיפול בשפכים והגדלת היצע המים לחקלאות באיכות גבוהה ובמחיר נמוך מתעריף המים השפירים. עם זאת, עלות ההקמה של מפעל השבה לאספקת מי קולחין להשקיה חקלאית גבוהה. כחלק מהתמודדות עם המחסור במים בשנים עברו ומתוך כוונה לעודד השקיית גידולים במי קולחין, מועמד סיוע ממשלתי בהקמת מפעלים להשבת קולחים באמצעות מענקי השקעות בהיקף של כ-60 אחוזים מהיקף ההשקעה. ההשקעה מתמקדת בעיקר בהקמת מאגרי קולחין, המאפשרים שמירה על המים המגיעים ממתקני הטיפול בשפכים בהיקף קבוע יחסית על פני השנה ושימוש במים בעונות האביב והקיץ. בשנת 2017 אושרו כללי המים המסדירים את הקמתם ופעילותם של ספקי קולחין מרחביים ונקבע היקף הסיוע לפיתוח מפעלי ההשבה בעשור הקרוב.
- בשנות התקציב 2021 ו-2022 תימשך ההשקעה בהקמת תשתיות קולחין להתאמת מפעלי ההשבה לגידול הצפוי בכמות הקולחין ובאספקה יעילה לצרכנים.

רשות מקרקעי ישראל

הצעת התקציב של רשות מקרקעי ישראל לשנת הכספים 2022 (סעיף 98) מסתכמת בכ-12.5 מיליארד ש״ח. תקציב ההרשאה להתחייב יעמוד על כ-12.3 מיליארד ש״ח.

תקציב רשות מקרקעי ישראל הוא תקציב של מפעל עסקי כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ״ה-1985, דהיינו תקציב שבו סך ההוצאה אינו יכול לעלות על סך התקבולים לאותה שנת הכספים.

הצעת תקציב ההוצאות נטו של רשות מקרקעי ישראל (ללא העברות לבעלים וללא רזרבה להתייקרות שכר) מסתכמת בכ-11.18 מיליארד ש״ח בשנת 2022, מזה כ-517 מיליון ש״ח מיועדים להוצאות שכר, מִנהל, מחשוב ואמרכלות. בנוסף, הצעת התקציב כוללת כ-1.76 מיליארד ש״ח להנחות בקרקע. היתרה מיועדת למימון הוצאות תכנון, פיתוח, פינויים כלכליים, מימון רשות הבדואים, פדיון זכויות בקרקע, שמירה על הקרקע וכיו״ב.

דגשים לשנת הכספים 2022

▪ יישום וביצוע הסכמים אסטרטגיים

בשנים האחרונות חתמה רשות מקרקעי ישראל על מספר הסכמים אסטרטגיים לפינוי של נכסים ומטרדים שונים, על מנת לאפשר פיתוח של יחידות דיור ושטחי מסחר ותעסוקה על קרקעותיהם. במסגרת הסכמים אלה ובהתאם להחלטת מועצת מקרקעי ישראל מס׳ 531 לעניין ״פינוי כלכלי״, רשות מקרקעי ישראל מעמידה מימון להעתקת מבנים ולפינוי הקרקעות המשולם מתוך הכנסותיה מאותן קרקעות. הסכמים אלה מאפשרים לרשות להגדיל את מלאי הקרקעות הזמינות לשיווק בשנים הבאות ולייעל את השימוש בקרקע באזורי הביקוש.

בין ההסכמים שאושרו ישנם הסכם בח״א 21 (בסיס חיל האוויר) בחיפה ומוזיאון צה״ל בתל אביב, הסכם פינוי מט״ש (מתקן לטיהור שפכים) הרצליה, הסדר נכסים עם חברת החשמל לישראל בע״מ והסדר מקרקעין עם בית החולים שיבא תל השומר. הסכמים אלה צפויים לאפשר את שיווקן של אלפי יח״ד חדשות בלב אזורי הביקוש.

כמו כן, במהלך שנת 2022 תוכנית העבודה כוללת קידום של מספר מתחמים באמצעות הסכמים אסטרטגיים נוספים לצורך פינוי קרקעות לבנייה באזורי ביקוש, להסרת חסמים לפיתוח תשתיות ולהתאמת הפיתוח בקרקע לתכנון, ובכלל זה, הסכם עם האוניברסיטה העברית, הסכם עם חברת אלת״א והסכם עם משרד הביטחון להתכנסות בסיס חיל הים באילת.

▪ תוכנית לדיור במחיר מופחת

ביום 8 בספטמבר 2020 התקבלה החלטת מועצת מקרקעי ישראל לתיקון פרק 4.7 לקובץ החלטות מועצת מקרקעי ישראל ״מכרז לדיור במחיר מופחת״, אשר החליפה את תוכנית מחיר למשתכן שהייתה קיימת משנת 2015 ועד ליוני 2020.

לפי תוכנית זו, בשנים 2023–2020, שיווק מכרזים בבנייה רוויה בקרקעות בהן המחיר למ״ר אינו עולה על 20,000 ש״ח, ייעשה במסגרת ״מכרז לדיור במחיר מופחת״.

עד ליום 31 ביולי 2021 שווקו בשיטה זו כ-28,989 יחידות דיור במכרזים שונים ברחבי הארץ, אשר במסגרתם נחתמו עסקאות עם יזמים בהיקף של כ-13,069 יחידות דיור.

רשות מקרקעי ישראל, משרד הבינוי והשיכון ומשרד האוצר, מקיימים דיונים על תוכנית חלופית לדיור במחיר מופחת, אשר תובא לאישור הממשלה ומועצת מקרקעי ישראל בתום עבודת המטה.

משנת 2015 ועד היום נרשם אובדן הכנסה של כ-7.6 מיליארד ש״ח בגין תוכנית מחיר למשתכן ודיור במחיר מופחת.

- **הסכמי גג**

החל משנת 2013 עיקר שיווקי הקרקעות לבנייה למגורים מבוצעים במסגרת של הסכמי גג. בהתאם להחלטת ממשלה מספר 768 (דר/29) מיום 9 באוקטובר 2013, אשר מוארכת מעת לעת, נקבע כי רשויות שבהן קיימת יתרה לשיווק של למעלה מ-5,000 יחידות דיור וקצב השיווק שלהן יעמוד על כ-2,000 יחידות דיור בשנה, יוכלו לחתום על הסכם-גג עם המדינה. ההסכם יכלול מענה מקיף לצורכי הפיתוח של הרשות, ובכלל זה תשתיות-על בתחום התחבורה, מוסדות חינוך ומוסדות ציבור מסוגים שונים. הרשות המקומית מצידה מתחייבת להנפיק היתרי בנייה בתוך 90 ימים ממועד הגשת הבקשה על ידי היזם. במשך השנים קיבלה הממשלה החלטות שונות אשר האריכו את תקופת השיווקים במסגרת הסכם-גג. בסך הכול, החלטות הממשלה בעניין זה הורו לשווק במסגרת הסכמי גג 475,000 יחידות דיור.

עד כה נחתמו הסכמי גג עם 33 רשויות מקומיות – קריית גת, מודיעין, באר שבע, ראש העין, קריית ביאליק, ראשון לציון, רמלה, אור יהודה, אילת, טירת הכרמל, דימונה, לוד, נהריה, אלעד, ירושלים, יהוד-מונוסון, קריית אתא, אשקלון, נתניה, בית שמש, הרצליה, יבנה, עפולה, אופקים, באר יעקב, עכו, אשדוד, מגדל העמק, נתיבות, שדרות, חיפה, רמת גן ותל אביב בהיקף כולל של כ-430 אלף יחידות דיור.

- **תיקוני חקיקה להסרת חסמי פיתוח**

לצורך הסרת חסמי פיתוח להגדלת היצע הדיור באופן שיאפשר שיווק של עשרות אלפי יחידות דיור מדי שנה בהתאם לצורכי המשק, הממשלה תנקוט בשנים הקרובות צעדים שונים, לרבות תיקוני חקיקה, להסרת חסמים לפיתוח יחידות דיור. כמו כן, לצורך תכלול עבודת משרדי הממשלה השונים האמונים על תחום הפיתוח והדיור, הממשלה קיבלה החלטה במסגרת התוכנית הכלכלית לשנים 2022–2021 להקמת ועדת מנכ״לים בין-משרדית להסרת חסמי פיתוח בראשות מנכ״ל משרד ראש הממשלה. הוועדה תדון בחסמי פיתוח שונים ובדרכים להסרתם, ותדווח לוועדת השרים לענייני דיור ותחבורה על התקדמות עבודתה.

תשלום החובות

תשלום החובות בשנת 2022 מסתכם בכ-168.5 מיליארד ש״ח, מתוכם כ-125.6 מיליארד ש״ח לפירעון הקרן וכ-42.9 מיליארד ש״ח לתשלומי הריבית.

דגשים לשנת הכספים 2022

פירעון חובות הפנים

בשנת 2022 תוקצב סכום בהיקף של כ-142.5 מיליארד ש״ח לפירעון חובות הפנים, מזה כ-106.6 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-35.9 מיליארד ש״ח לתשלומי ריבית.

רוב התשלום לפירעון חובות הפנים מתחלק לפירעון של איגרות חוב סחירות (המוחזקות בידי קופות הגמל, קרנות הפנסיה, חברות הביטוח, קרנות ההשתלמות, הבנקים, חברות ואנשים פרטיים) ופירעון של איגרות חוב מיועדות (איגרות חוב ממשלתיות לא סחירות בעלות תשואה מובטחת, המונפקות לקרנות הפנסיה ולחברות הביטוח מתוקף ההסכמים שנחתמו עמן). סכום התקציב המתוכנן כולל תשלום בהיקף של כ-23.2 מיליארד ש״ח שישולם בשנת 2022 למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, סכום התקציב המתוכנן לפירעון חובות הפנים צפוי לקטון ויהיה בשנת 2022 כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סכום של כ-91.4 מיליארד ש״ח. תשלומי הריבית בגין חובות פנים (ללא תשלומי הריבית למוסד לביטוח לאומי), יעמדו על סכום של כ-27.9 מיליארד ש״ח.

פירעון חובות חו״ל

החזר החובות בחו״ל בשנת 2022 צפוי להסתכם בכ-26.1 מיליארד ש״ח, מזה כ-19.1 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-7.0 מיליארד ש״ח לתשלומי ריבית.

התשלומים לחו״ל הקשורים לחוב הממשלתי כוללים פירעונות של אגרות חוב הנקובות במטבע חוץ וכן תשלומי ריבית עבור אגרות חוב אלו. חוב זה הונפק משלושה מקורות עיקריים:

- מלווה העצמאות והפיתוח – גיוס הון לא סחיר בחו״ל, בעיקר ממשקיעים פרטיים באמצעות ארגון הבונדס.
- איגרות חוב שהונפקו על ידי ממשלת ישראל בערבות ממשלת ארצות הברית. חוב ממקור זה הונפק בשנות ה-90 וכן בתחילת שנות ה-2000. אף על פי שקיים הסכם המאפשר לממשלת ישראל להנפיק איגרות חוב בערבות ממשלת ארה״ב, לא נעשה שימוש במכשיר זה מאז 2004. בנוסף, לא צפויה הנפקה באפיק זה בעתיד הנראה לעין.
- איגרות חוב שהונפקו בשווקים הבין-לאומים – בשנת 1995 החלה ממשלת ישראל בגיוסים עצמיים של איגרות חוב סחירות בשווקים הבין-לאומיים. הנפקות אלו נעשות בעיקר בשני מטבעות – דולר ארצות הברית ואירו. בנוסף לשני המטבעות הללו ממשלת ישראל הנפיקה גם במטבע היין היפני.

אומדן להיקף הסבסוד החזוי בהנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח

איגרות חוב מיועדות לקרנות הפנסיה – כיום מונפקות לקרנות הפנסיה איגרות חוב מסוג ״ערד״ אשר נושאות ריבית קבועה של 4.86 אחוזים שנתי והינן צמודות למדד. בשנת 2003, כחלק מהרפורמה בקרנות הפנסיה ונוכח גירעונות אקטואריים בחלק מקרנות הפנסיה הוותיקות, הוחלט על עדכון תקרת ההשקעה של קרנות פנסיה הוותיקות והחדשות באיגרות חוב מיועדות ל-30 אחוזים מהשווי המשוערך של נכסי הקרן. כמו כן, הוחלט כי בעתיד יונפקו לכל

קרנות הפנסיה איגרות חוב מיועדות מסוג "ערד" הנושאות קופון אפקטיבי של 4.86 אחוזים לשנה, זאת במקום איגרות חוב מסוג "מירון" הנושאות קופון אפקטיבי של 5.58 אחוזים לשנה.

איגרות חוב מיועדות לחברות הביטוח – מדינת ישראל מנפיקה איגרות חוב לפי חוק המלווה (חברות ביטוח) התשכ"ג-1962. המטרה העיקרית של איגרות החוב היא לאפשר לחברות הביטוח לקיים כיסוי ביטוחי לפוליסות ביטוח חיים מסוג ח"ץ (חיים-צמוד) שהונפקו בשנים 1962–1991. קיימים עשרה סוגים של מלוות (קרן א' עד י') עם ריביות הנעות בין 4 אחוזים ל-6.2 אחוזים וטווחי הנפקה הנעים בין 10 ל-25 שנים.

בשנים האחרונות איגרות חוב אלו משיאות תשואה גבוהה יותר מהתשואה המקבילה בשוק הסחיר ומשמשות בפועל סבסוד של המדינה לקרנות הפנסיה ולחברות הביטוח.

תשלומי הריבית בגין הנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח מגלמים רכיב סבסוד. האומדן הוא תוצאה של מכפלת היקף ההנפקות בכל שנה בפער התשואות שבין איגרות חוב מיועדות לתשואת איגרת חוב ממשלתית צמודה בעלת משך חיים ממוצע זהה.

האומדן להיקף הסבסוד הגלום בגין הנפקת איגרות חוב מיועדות לקרנות הפנסיה נכון לסוף שנת 2021 יינתן במסגרת הדוח השנתי של יחידת החוב הממשלתי. כמו כן, בדוח האמור יובאו נתונים אשר יציגו את השפעתן השלילית של איגרות החוב המיועדות בניהול החוב הממשלתי.

נכון לסוף שנת 2020 סך הסבסוד בגין הנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח עמד על כ-9.4 מיליארד ש"ח, מתוכם סך של כ-7.4 מיליארד ש"ח מקורו בסבסוד לקרנות הפנסיה והיתרה בסך של כ-2.0 מיליארד ש"ח היא סבסוד בגין הנפקת איגרות חוב מיועדות לחברות הביטוח. יש לציין כי היקף הסבסוד מתייחס לקרנות הפנסיה הוותיקות ולקרנות הפנסיה החדשות גם יחד.

היקף הסבסוד מושפע משני גורמים מרכזיים:

- היקף הגיוס הלא סחיר (ובמקרה של חברות ביטוח גם תמהיל הגיוס בין הקרנות השונות) לפי חודשים כתלות בנכסים.
- תשואת השוק באפיק הצמוד לטווח הרלוונטי במועד ההנפקה.

להלן האומדן המרכזי להיקף הסבסוד הצפוי עבור קרנות הפנסיה וחברות הביטוח עבור שנת 2022, במיליוני ש״ח:

קרנות הפנסיה

אומדן סובסידיה חדשה בגין שנת הכספים 2020	סך סובסידיה מצטברת לשנת 2020
933	7,375

חברות הביטוח

אומדן סובסידיה חדשה בגין שנת הכספים 2020	סך סובסידיה מצטברת לשנת 2020
87	2,057

סיכום האומדן

מיליוני ש״ח	2020
קרנות הפנסיה	7,375
חברות הביטוח	2,057
סה״כ	**9,431**

ניתוחי רגישות

הטבלה שלהלן מציגה ניתוח רגישות לאומדן המרכזי לסבסוד קרנות הפנסיה בשנת 2020:

מיליוני ש״ח	2020
עלייה של 1% בתשואת אג״ח ממשלתית צמודה מקבילה	-300
עלייה לכל 1 מיליארד ש״ח בהיקף הגיוס הלא סחיר	51

תקציב הגמלאות והפיצויים

הצעת תקציב הגמלאות והפיצויים לשנת הכספים 2022 (סעיף 12) מסתכמת בכ-21.1 מיליארד ש״ח ברוטו, מהם כ-20.3 מיליארד ש״ח בהוצאה נטו וכ-789 מיליון ש״ח בהוצאה מותנית בהכנסה.

סך תשלומי הגמלאות לשנת הכספים 2022, כולל תשלומי גמלאות בגין שוטרים, סוהרים, משרתי קבע ועובדי מערכת הביטחון, יעמוד על 33.5 מיליארד ש״ח, מהם כ-32.7 מיליארד ש״ח בהוצאה נטו, וכ-0.8 מיליארד ש״ח בהוצאה מותנית בהכנסה.

החבות האקטוארית החשבונאית של המדינה שבגין הגמלאים ועובדי המדינה הפעילים, לרבות משרתי הקבע, שוטרים, סוהרים ועובדי הוראה, עמדה בסוף שנת 2020 על כ-908 מיליארד ש״ח בערך הנוכחי.

התרשימים שלהלן מדגימים את תזרים התשלומים הצפוי בגין גמלאי שירות המדינה ובגין גמלאים ועובדי מדינה פעילים בפנסיה תקציבית וכן בפנסיה צוברת.

תשלומי הפנסיה הצפויים לעובדי המדינה

(אחוזים מהתוצר)



203

תשלומי הפנסיה הצפויים לעובדי המדינה

(ש״ח, מחירים קבועים)



מקור: משרד האוצר.

בנוסף, התרשים שלהלן מדגים את התפתחות תקציב הגמלאות הרב-שנתי בתשלומי הגמלאות בשנים האחרונות :

התפתחות תקציב הגמלאות

(מיליוני ש״ח)



מקור : משרד האוצר.

תשלומי הגמלאות בסעיף 12

בסעיף זה מתוקצבים תשלומי הקצבאות בהסדרי הפנסיה התקציבית המשולמים מאוצר המדינה בהתאם להוראות הדין ולהסדרים עם תאגידים שהוקמו בחוק ועם חברות ממשלתיות. בדיקת הזכאות ואישור גובה הגמלה נעשים על ידי מנהלת הגמלאות באגף החשב הכללי.

החל משנת 2005 מתוקצבים בסעיף הגמלאות, מלבד תשלומי הפנסיה התקציבית גם הנושאים האלה : סיוע ממשלתי לקרנות הפנסיה הוותיקות שבהסדר לפי פרק ז׳1 לחוק הפיקוח על השירותים הפיננסיים (ביטוח), התשמ״א-1981 (להלן ״חוק הביטוח״), מימון התחייבות המדינה בגין אי-העלאת גיל הפרישה לנשים וסיוע ממשלתי לקרנות הפנסיה הוותיקות שאינן נמנות על קרנות הפנסיה שבהסדר, בשל הקטנת היקף אגרות החוב המיועדות.

מספר מקבלי הגמלאות ממנהלת הגמלאות (גמלאים ושארים) בשנים 2011–2020 ללא מערכת הביטחון, שוטרים וסוהרים

2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
88,385	91,133	93,282	96,046	97,518	100,940	103,056	105,267	108,895	111,288

מהנתונים שלעיל ניתן לראות גידול שנתי ממוצע של כ-2,500 גמלאים ושארים. יצוין כי גמלאי שירות המדינה פורשים הן מתוקף הגעה לגיל פרישה הן מתוקף פרישה מוקדמת, כפי שהיא מתאפשרת על ידי חוק שירות המדינה גמלאות. לעובדי ההוראה מותרת מדי שנה מכסת פרישה מוקדמת. פורשים אלה, הנמנים על האוכלוסייה שלעיל, מגדילים את מספר הפורשים מעבר לפורשים בפרישה טבעית. גורם נוסף התורם להגדלת פרישות עובדים הוא תוכניות פרישה (ממוקדות ורוחביות). הגידול השנתי הממוצע צפוי להישאר על כנו בשנים הקרובות ולהגיע לשיא בשנת 2036 לערך. בשנה זו צפוי גם שיא ההוצאה על תשלומי גמלאות פנסיה תקציבית לעובדי מדינה ולעובדי הוראה.

המעבר מפנסיה תקציבית לפנסיה צוברת

בחודש מארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה. לפי ההסכם, עובדים חדשים בשירות הממשלתי והציבורי יבוטחו בפנסיה צוברת במקום בפנסיה התקציבית שהייתה נהוגה עד אז. בחודש יולי 2001 נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי ושלוש הערים הגדולות, אשר קבע כי החל מיום 1 בנובמבר 2001 עובדים חדשים ברשויות המקומיות יבוטחו בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002 תוקן חוק הגמלאות, ובעקבות זאת ניתן יהיה ליישם את ההסכם שנחתם במארס 1999 גם לגבי עובדי המדינה. יישום ההסכם החל ביום 1 באפריל 2004.

במסגרת חוק ההסדרים במשק המדינה לשנת 1999 תוקן חוק הגמלאות לנושאי משרה ברשויות השלטון. לפי תיקון החוק, בוטלה הזכאות לגמלאות מאוצר המדינה של נשיא המדינה, חברי כנסת, שרים, שופטים, דיינים, קאדים, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל ומשנהו, שהחלו בכהונתם לאחר יום 15 במאי 1998. על פי תיקון החוק, זכויותיהם לגמלאות יבוטחו במסגרת קרן פנסיה או קופת גמל לפי בחירתם.

ביום 15 בספטמבר 2003 החליטה הממשלה כי חיילים אשר התחייבו לשירות הקבע החל מיום 1 בינואר 2004, ייקלטו למסלול של פנסיה צוברת, החלטה שנקבעה כחוק בחוק המדיניות הכלכלית לשנת הכספים 2004.

הצמדת גמלאות הפנסיה התקציבית למדד המחירים לצרכן

ביום 14 ביולי 2009 התקבל בכנסת חוק ההתייעלות הכלכלית (תיקוני חקיקה ליישום התוכנית הכלכלית לשנים 2009–2010, התשס״ט-2009. פרק ח׳ לחוק האמור כולל תיקוני חקיקה לחוק הגמלאות. עיקרו של הפרק הוא שינוי שיטת עדכון המשכורת הקובעת, כך שהיא תעודכן אחת לשנה בהתאם לשיעור עליית מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה. השיטה האמורה החליפה את השיטה שנהגה לפי חוק הגמלאות עד לאותו מועד, ולפיה הקצבה תעודכן בהתאם לשינויים במשכורת הקובעת של עובד פעיל בדרגתו של הגמלאי ערב פרישתו. כמו כן, בסעיף 9א לחוק הגמלאות נקבעו מספר תוספות לקצבה והן תשולמנה באופן שפורט באותו סעיף.

תיקון דומה הוחל במהלך שנת 2012 על גמלאי צבא הקבע במסגרת תיקון מס׳ 27 לחוק צבא הקבע (גמלאות) התשמ״ה-1985 התשע״ב-2012, על גמלאי המשטרה במסגרת תיקון מס׳ 52 לחוק שירות המדינה (גמלאות) התש״ל-1970 ועל גמלאי שירותי הביטחון בשנת 2015.

הסיוע לקרנות הפנסיה הוותיקות שבהסדר

לנוכח הגירעונות האקטואריים בקרנות הפנסיה הוותיקות הגירעוניות החליטה הממשלה ביום 25 במארס 2003 על גיבוש תוכנית הבראה לקרנות הגירעוניות, שבמסגרתה יינתן סיוע ממשלתי בהיקפים כספיים חסרי תקדים.

ביום 29 במאי 2003 חוקקה הכנסת את פרק ז׳1 לחוק הביטוח במסגרת התוכנית להבראת קרנות הפנסיה הוותיקות הגירעוניות. התוכנית נועדה, כאמור, לטפל בגירעון האקטוארי של קרנות הפנסיה, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות ובחובות העמיתים ובמתן סיוע ממשלתי בסך של 78.3 מיליארד ש״ח במחירי ינואר 2003. סכום הסיוע הממשלתי צמוד למדד ונושא ריבית שנתית ריאלית של 4%, והוא שקול לסיוע של 194.3 מיליארד ש״ח במחירי דצמבר 2020. בשנת 2022 צפוי הסיוע הישיר לקרנות הפנסיה הוותיקות שבהסדר לעמוד על סך של כ-4.7 מיליארד ש״ח.

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל.

הסיוע לקרנות הפנסיה המאוזנות בגין ביטול אג״ח מיועדות

במקביל להסדר קרנות הפנסיה, נעשה שינוי בהיקף אגרות החוב המיועדות המונפקות לקרנות ובסוג האג״ח המיועדות לכלל קרנות הפנסיה הוותיקות (הגירעוניות והמאוזנות), מאג״ח מיועדות מסוג ״מירון״ לאג״ח מיועדות מסוג ״ערד״.

מתוך מטרה לסייע לקרנות הפנסיה הוותיקות המאוזנות ובעקבות הפחתת שיעור התשואה על אגרות החוב המיועדות המונפקות, משרד האוצר מעביר לקרנות אלה סיוע בגובה הפער שבין התשואה הריאלית האפקטיבית של אגרות חוב מיועדות מסוג ״מירון״ לבין שיעור תשואה של 4 אחוזים על הנכסים החופשיים וכן מעניק סיוע בצורה של השלמת התשואה על אג״ח מסוג ״ערד״ לתשואת אג״ח מסוג ״מירון״.

חלק ד

הכנסות המדינה

תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה בשנת הכספים 2022

תחזית הטבות המס לשנת הכספים 2022

חלק ד – תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה ממיסים ומהכנסות אחרות בשנת 2022

פרק א': תחזיות מקרו כלכליות ויחס חוב תוצר

תחזית הצמיחה לשנים 2021–2022

לצורך בניית התחזיות, פותחו ארבעה מודלים אקונומטריים, כלהלן:

- מודל חיזוי למדד המחירים לצרכן
- מודל חיזוי לתוצר, רכיביו ומצרפי שוק העבודה
- מודל חיזוי להכנסות הממשלה ממיסים ומאגרות
- מודל חיזוי להכנסות אחרות של הממשלה.

המודלים משתמשים בבסיס נתונים משותף, ומניחים הנחות דומות לגבי משתנים אקסוגניים. התחזיות המתקבלות מהמודלים לחיזוי מדד המחירים לצרכן ולחיזוי התוצר, משמשות בתורן לחיזוי ההכנסות ממיסים ומאגרות ולחיזוי ההכנסות האחרות תוך ביצוע התאמות במקרים של שינויים משמעותיים במצב הביטחוני, אירועים כלכליים שאינם נכללים במודל החיזוי, שינויי חקיקה המשפיעים על הפעילות הכלכלית וכו'.

עם זאת, עקב הפגיעה בתוצר בעקבות משבר הקורונה, פותח מודל נוסף המודד את הפגיעה בתוצר כתלות במגבלות על הפעילות הכלכלית, מודל המסייע לטיוב התחזית בטווח הקצר. בהתאם לנוהל הכנת התחזיות, נערכה התייעצות עם הנציגים מבנק ישראל והתקיימו התייעצויות תקופתיות עם גופים מהמגזר הפרטי במסגרת פרויקט "תחזית הקונצנזוס".

תחזית הצמיחה המוצגת בפרק זה הוכנה והוצגה לממשלה טרם פרסום נתוני החשבונאות הלאומית ב-16 באוגוסט 2021 על ידי הלמ"ס. בעקבות עדכון משמעותי של נתוני התוצר על ידי הלמ"ס, תבחנה תחזיות הצמיחה וההכנסות ותעודכנה במועד הרלוונטי.

לאחר פתיחה כמעט מלאה של המשק בחודש מרץ 2021, הפעילות הכלכלית החלה להתאושש בקצב מהיר. משבר הקורונה בשנה החולפת הוביל למגבלות בריאותיות שהן בבחינת זעזוע היצע לכלכלה המקומית. כתוצאה מכך, הצמיחה השלילית שיקפה את הירידה בצמיחה הפוטנציאלית וכן את היווצרות פער תוצר שלילי. ניתוח הצמיחה בשנת 2020 מעלה כי כמחצית מהפגיעה נבעה מירידה בתוצר הפוטנציאלי עקב המגבלות הבריאותיות, והמחצית הנותרת שיקפה מעבר לפער תוצר שלילי. עם הסרת המגבלות, קצב הצמיחה הפוטנציאלי בשנת 2021 עולה לקצב נורמטיבי בתוספת רכיב פיצוי על המגבלות שהוטלו בשנת 2020. במקביל, הסרת המגבלות והשיפור בשוק העבודה מצמצמים את פער התוצר השלילי בשנת 2021. כתוצאה מכך, הצמיחה בשנת 2021 צפויה לעמוד על 5.1 אחוזים, (טרום פרסום נתוני התוצר על ידי הלמ"ס ב-16 באוגוסט 2021). אם יינקטו צעדי הכלה משמעותיים בניסיון להיאבק בהתפשטות וריאנט הדלתא של נגיף הקורונה, הדבר יעיב על הצמיחה.

לגבי שנת 2022 ההנחה בבסיס התחזית היא כי לא תהיינה מגבלות הקשורות לקורונה בהיקף שישפיע על הפעילות הכלכלית. לפיכך, קצב הצמיחה צפוי להיות גבוה יחסית, לאור שיפור נוסף בתוצר הפוטנציאלי וצמצום בפער התוצר השלילי אשר בשנה זו יעמוד על 0.6 אחוז. קצב הצמיחה החזוי בשנת 2022 צפוי לעמוד על 4.7 אחוזים (טרום פרסום נתוני התוצר על ידי הלמ"ס ב-16 באוגוסט 2021).

תרשים 1: השלכות משבר הקורונה על הצמיחה בפועל ותחזית הצמיחה
(אחוזי תוצר)



מקור: תחזית צמיחה, יוני 2021, טרום פרסום נתוני התוצר על ידי הלמ״ס ב-16 באוגוסט 2021.

מבחינת הרכב הצמיחה, ההתאוששות במשק בשנת 2021 צפויה להיות מובלת על ידי הגידול המהיר בצריכה הפרטית (10.2 אחוזים). זאת כפיצוי על צמצום אפשרויות הצריכה בתקופת הקורונה (ביקושים כבושים), בעיקר בענפי השירותים וכן לאור העלייה באמון הצרכנים עקב השיפור בשוק העבודה, שמעודדת רכישת מוצרים בני-קיימא.

הייצוא צפוי להמשיך ולצמוח בעיקר לאור התרחבות פעילות ענף ההיי-טק. הגאות בשוקי ההון בעולם ובייחוד במניות הטכנולוגיה, העלתה את השווי של חברות ההיי-טק המקומיות ועודדה השקעות זרות בחברות אלה. ההשקעות בוצעו בעיקר בצורת הנפקות (כגון: מיזוג עם חברת SPAC) ותרמו משמעותית לגידול בהכנסות המדינה ממיסים במחצית הראשונה של שנת 2021. אחת ההשלכות החיוביות הנוספות של התופעה היא התמשך צמיחה של ייצוא השירותים העסקיים (הרכיב שכולל את ייצוא שירותי תוכנה ומו״פ) מישראל גם בשנים הקרובות.

שיפור מסוים צפוי גם ברכיב ההשקעות, במסגרת השקעות "ליסינג", מכונות וציוד ובנייה. השיפור ברכיב ההשקעות הוא הדרגתי, שכן גם בשנת 2021 היצע העבודה הרלוונטי לביצוע השקעות עדיין מוגבל יחסית.

ההוצאה הציבורית על תוכניות הקורונה צפויה להצטמצם באופן ניכר בשנת 2022, אך יש לזכור כי הצריכה הציבורית שנכנסת לחישוב התוצר מבוססת בעיקר על שכר וקניות. לכן, צפוי המשך גידול בצריכה הציבורית בשל החזרת העובדים מהחל״ת (בשירותים הציבוריים בהגדרה הרחבה) וכן בשל אישור התקציב.

תרשים 2 : הרכב צמיחה חזוי בשנת 2021

(גידול ביחס לשנה קודמת)



מקור : תחזית צמיחה, יוני 2021, טרום פרסום נתוני התוצר על ידי הלמ״ס ב-16 באוגוסט 2021.

יחד עם הצפי להתאוששות בפעילות הכלכלית בחלק ממדינות העולם בחודשים האחרונים, עלו ציפיות האינפלציה והועלו תחזיות האינפלציה עבור חלק מהכלכלות המפותחות. העדכונים משקפים את עליית מחירי הסחורות (כגון נפט) ואת ההתייקרות של עלויות השילוח הימי. השילוח הימי התייקר ביותר מכפליים בעקבות הגידול בביקושים שהובילו, יחד עם מגבלות בריאותיות, לשיבושים בשרשרת האספקה הימית. בהתאם לכך, הצוות העלה את תחזית האינפלציה לשנת 2021 ל-2.4 אחוזים (דצמבר מול דצמבר) וכן בתקופה לאחר מכן, בה קצבי האינפלציה צפויים להתייצב על טווח שבין 1.5 ל-2 אחוזים.

כבכל שנה, התכנית התקציבית הרב-שנתית כוללת תחזית לאופק רחוק יותר (2023 עד 2025). תחזית זו מבוססת על המשך צמיחת המשק בקצב מעט גבוה מהפוטנציאל, בשל הפערים שנותרו מאז משבר הקורונה. יחד עם התאוששות התוצר, בשנת 2024 עדיין צפויה להיוותר פגיעה מסוימת בתוצר לנפש, אשר צפוי להיות באחוז נמוך בהשוואה לתחזית שהוכנה לפני משבר הקורונה.

תרשים 3: סיכום תחזית הצמיחה – קצב הצמיחה

(שינוי ביחס לשנה קודמת)



מקור: עיבודי צוות מקרו באגף הכלכלנית הראשית , יוני 2021, התחזית בוצעה טרם פרסום נתוני התוצר על ידי הלמ"ס ב-16 באוגוסט 2021.

תרשים 4: סיכום תחזית הצמיחה – התפתחות התוצר

(שינוי ביחס ל-2019)



מקור: עיבודי צוות מקרו באגף הכלכלנית הראשית , יוני 2021, התחזית בוצעה טרם פרסום נתוני התוצר על ידי הלמ"ס ב-16 באוגוסט 2021.

שיעור האבטלה במשק עלה משיעור נמוך היסטורי של 3.8 אחוזים בשנת 2019, עד לשיעור ממוצע של 15.3 אחוזים בשנת 2020 (בהגדרה הרחבה של שיעור האבטלה). הגידול בשיעור האבטלה שיקף כאמור את הגידול ב- NAIRU (Non-Accelerating Inflation Rate of Unemployment), קרי צמצום היצע העבודה עקב המגבלות הבריאותית. המדידה של השפעת הקורונה על שוק העבודה מורכבת, שכן הלמ"ס מדווח על מספר מועסקים כולל אלה שהוצאו לחל"ת. מעבר לכך, גם הנתון של שיעור האבטלה הרחב אינו בהכרח משקף את התמונה המלאה, בשל שיוך עובדים

בחל"ת בתקופה העולה על 12 חודשים למאגר המובטלים או לאלה שאינם משתתפים בכוח העבודה. לפיכך, במסמך זה מוצגת התחזית לשוק העבודה באמצעות הצגת מספרי המועסקים בפועל (לא כולל החל"ת), בלוח שלהלן:

לוח 1: מספר המועסקים, בניכוי עובדים שנמצאים בחל"ת

(באלפים)

	2022	2021	2020	2019
מועסקים (באלפים)	3,875	3,783	3,547	3,967

מקור: הנתונים בפועל - בנק ישראל ותחזיות אגף הכלכלנית הראשית.

התחזיות לכלכלה הגלובלית

בעקבות מגפת הקורונה, הכלכלה העולמית חוותה בשנת 2020 את ההתכווצות החדה ביותר מזה מספר עשורים. לאחר צמיחה שנתית ממוצעת של 3.5 אחוזים בעשור האחרון, הכלכלה העולמית התכווצה ב-3.2 אחוזים בשנת 2020 בעקבות התפשטותו המהירה של הנגיף והמגבלות שנועדו להאט את קצב ההדבקה. בשנת 2021, השתפרה באופן ניכר הסביבה המאקרו כלכלית, הודות להתחסנות נרחבת בחלק מהמדינות שאפשרה פתיחה מחודשת של הפעילות העסקית. הפתיחה המחודשת השפיעה באופן חיובי על הסחר העולמי ועל שוקי ההון, לצד המשך מדיניות כלכלית מרחיבה שתרמה לגידול בהכנסה הפרטית ובביטחון הצרכנים והמשקיעים, במיוחד בארה"ב. עם זאת, המשך התפשטות הווריאנטים לצד קצב התחסנות נמוך בעולם, עלול לעכב באופן משמעותי את התאוששות הכלכלה העולמית והיא עלולה לחזור לפעול במגבלות מחמירות.

הצמיחה העולמית הצפויה בשנת 2021 עודכנה כלפי מעלה ונאמדת בכ-6 אחוזים, והגידול בביקוש המצרפי בארה"ב צפוי לחלחל למדינות נוספות. עם זאת, קיימת שונות גבוהה בהתאוששות בין הכלכלות הנובעת מהבדלים בקצב התחסנות האוכלוסייה ובתמיכה הממשלתית. בשנת 2022, התוצר העולמי צפוי להמשיך לסגור את הפער מהמגמה של טרום המשבר, עם זאת עדיין קיימים סיכונים שעלולים להותיר "צלקות" ארוכות טווח בחלק מהענפים אשר ספגו את עיקר הזעזוע. לפי ארגון ה-OECD, הצמיחה השנתית החציונית בתוצר הפוטנציאלי בשנים 2019 עד 2022 פחתה ב-0.3 נקודות האחוז בקרב המדינות המפותחות, עם פגיעה מצטברת של 1.6 אחוזים לאחר חמש שנים. בקרב המדינות המתפתחות הפגיעה משמעותית יותר והיא נאמדת ב-2.2 אחוזים לאחר חמש שנים.

הסחר העולמי התאושש בחדות לאחר שחרור חלק ניכר מהמגבלות על הפעילות הכלכלית. בצד ההיצע, הייצור חזר לעצמו כתוצאה ממגבלות פחות מחמירות ומהתאמה של התעשייה לאופי המגבלות. בצד הביקוש, התמיכה הפיסקאלית ושחרור הביקושים הכבושים תרמו לגידול בהוצאה על מוצרים בני קיימא, לצד שינוי בהרכב הצריכה בתקופות בהן היו קיימות מגבלות מחמירות. עם זאת, מגבלות בצד ההיצע בענף המוליכים למחצה לצד ביקוש גבוה לציוד אלקטרוני, מעיבים על התפוקה בענפים נוספים, בפרט בתעשיית הרכב. כמו כן, כלי השיט והמכולות נמצאים קרוב לקיבולת מלאה, ומגבלות על ריחוק חברתי ופריון נמוך יותר בנמלים ממשיכים לשבש את שרשרת האספקה הגלובלית.

המשך ההתאוששות בסחר (ובתוצר) העולמי תלוי במידה רבה בחזרה לפעילות של ענפי השירותים. חלק מהפעילות בענפים אלה (שאינם היי-טק) עדיין מושפע לרעה מהגבלות בריאותיות וממגבלות של גורמי הייצור. הסחר העולמי עתיד לצמוח השנה ב-8.2 אחוזים ובשנת 2022 ב-5.8 אחוזים.

תרשים 5: תחזיות הצמיחה בעולם לשנים 2019–2022

(אחוז שינוי בתוצר לעומת שנה קודמת)



מקור: IMF, יולי 2021 ועיבודי אגף הכלכלנית הראשית.

תחזית ליחס החוב תוצר

טרום משבר הקורונה הגירעון המבני של הממשלה נאמד בשיעור גבוה של 4.4 אחוזים. הגירעון המבני משקף את הגירעון הממשלתי מנוכה מחזור העסקים (הרכיב המחזורי טרום המשבר צמצם את הגירעון הרגיל בכ-0.7 אחוז). הגירעון המבני הגבוה יחסית בהשוואה בין-לאומית נוצר עקב עלייה בהוצאה התקציבית, מעבר לקצב הצמיחה הפוטנציאלי וירידה בשיעורי המס ושיקף מדיניות פרו-מחזורית בשנים לפני פרוץ המשבר. בזכות רמת החוב הציבורי הנמוכה יחסית ועל אף הגירעון המבני הגבוה, היה למדינת ישראל מרחב פיסקלי ליישום מדיניות מרחיבה להתמודדות עם המשבר.

לצד חבילת הקורונה שהתאפיינה במדיניות אנטי מחזורית, התקציב ההמשכי מיתן את הגידול בבסיס ההוצאה בשנת 2020. בהתאם לתחזיות המקרו הנוכחיות ותחזית ההוצאות, כפי שבאה לידי ביטוי בתוכנית התקציבית התלת-שנתית, אנו אומדים את הגירעון המבני בשנת 2021 ב-4.2 אחוזים. זאת, בין השאר, הודות להתאוששות ניכרת בתוצר הפוטנציאלי וההכנסות ממיסים בשנים הבאות. הסימולציה שלהלן בוחנת את התפתחות יחס החוב תוצר בטווח הבינוני, ללא צעדי מדיניות נוספים. יחס החוב תוצר צפוי להתייצב בכ-73 אחוזים בסוף שנת 2021, ולהתחיל במגמת

ירידה מתונה החל בשנת 2024. כדי להתכנס ליחס חוב תוצר של 60 אחוזים בשנת 2040, יידרש גירעון מבני ממוצע של 2.5 אחוזים החל משנת 2022 ואילך.

תרשים 6: סימולציה ליחס חוב תוצר



מקור: אגף הכלכלנית הראשית.

פרק ב׳: סיכונים לתחזית מקרו והכנסות המדינה

מגבלות משמעותיות על המשק כתוצאה מווריאנטים נוספים של נגיף הקורונה

מספר גורמים עשוי להביא להתפתחויות שונות ולסטיות מתחזית הצמיחה. אחד הגורמים המשפיעים ביותר הוא וריאנט המגדיל את קצב ההדבקה באופן משמעותי ועלול לחייב נקיטת צעדי הכלה בניסיון להאט את התפשטות המגיפה. לעומת זאת, התחסנות נרחבת שתהיה יעילה עשויה לסייע להתאוששות מהירה של הכלכלה המקומית והעולמית. התאוששות מהירה בארה״ב צפויה לתרום לתוצר של שותפות הסחר העיקריות שלה ולענף ההיי טק בישראל.

דה-גלובליזציה

בטווח הבינוני-ארוך, קיים חשש משמעותי מתהליך של דה-גלובליזציה ומעבר למדיניות פרוטקציוניסטית שתשית עלות נוספת על הפירמות. ייקור הסחר בין המדינות יבטל את היתרון היחסי של שותפות הסחר, ובאופן כללי יותר – את יתרונותיו של הסחר הבין-לאומי. הדבר עלול להביא לפגיעה בקצבי הצמיחה וברווחה.

עלייה מתמשכת באינפלציה ותיקון בשוקי ההון

הידוק התנאים הפיננסיים מוקדם מהצפוי עשוי להוביל לעלייה בתשואות ולירידות בשוקי המניות, להגדיל את תשלומי החוב במגזר העסקי ולהקשות על גיוסי החוב של הממשלות. אם תימשך עלייה של תשואות האג״ח הממשלתיות בעולם לצד הידוק התנאים הפיננסיים, הדבר עשוי לחלחל לשוק המקומי ולהשפיע על עלויות המימון והמרחב הפיסקאלי, זאת לצד העלייה של יחס החוב תוצר מאז פרוץ המשבר. עלייה תלולה בתשואות, אם תתרחש, עשויה לפגוע בהערכות השווי של חברות טכנולוגיה ובביטחון המשקיעים בחברות צמיחה. כמו כן, במשבר הדוט-קום, הפגיעה בענף ההייטק הייתה מתואמת עם היחלשות השקל שעשויה בתורה לייקר את המחירים לצרכן.

פגיעה ממושכת בתוצר הפוטנציאלי המקומי

תרחיש ההתאוששות מניח כי הפגיעה בצמיחה הפוטנציאלית תהיה מתונה וקצרת טווח, בעוד שתרחיש חלופי ופסימי יותר צופה פגיעה גדולה יותר בקצב ההתאוששות של התוצר הפוטנציאלי ופגיעה מבנית עמוקה יותר. כמו כן, סיכונים גיאופוליטיים עלולים להביא לסטייה מהתחזית כלפי מטה.

פגיעה מבנית בשוק העבודה

קיים חוסר ודאות לגבי התאוששות בתמונת התעסוקה. הצמיחה הצפויה תלויה במידה רבה בהתאוששות של שוק העבודה ובמידת ההתאמה בין כישורי העובדים למשרות הפנויות בשוק העבודה לאחר המשבר. ייתכן ששינוי מבני בשוק העבודה יעלה את האבטלה בשווי משקל בטווח הבינוני ויעיב על ההתאוששות של הצריכה הפרטית ושל ההשקעות.

סיכום תחזיות מקרו כלכליות

הערכים המופיעים בלוחות שלהלן הם אלה ששימשו לבניית תחזית הצמיחה ושוק העבודה בעת עריכת התחזית שהוצגה לממשלה בתאריך 1 באוגוסט, 2021. בתאריך 16 באוגוסט פורסמו נתוני חשבונאות לאומית חדשים, אשר עקב שינוי מתודולוגי של מדידת התוצר מצד הלמ״ס העלו את נתוני הצמיחה ואת רמת התוצר באופן משמעותי כלפי מעלה.

לוח 2: רכיבי התוצר
(שיעורי גידול שנתיים)

2022	2021	2020	2019	2018	ממוצע 2012-2017	
4.7%	5.1%	-2.6%	3.4%	3.5%	3.4%	**צמיחה**
5.7%	10.2%	-9.5%	3.8%	3.6%	4.1%	**צריכה פרטית**
3.8%	4.0%	2.7%	2.8%	3.9%	3.6%	**צריכה ציבורית**
4.2%	2.9%	-1.3%	3.5%	2.5%	4.7%	**השקעה גולמית מקומית**
4.6%	2.2%	-4.8%	2.5%	5.1%	4.3%	**השקעה בנכסים קבועים**
4.5%	6.9%	0.1%	4.0%	6.4%	1.2%	**ייצוא**
5.3%	15.1%	-8.0%	4.1%	6.4%	3.5%	**ייבוא**

* התחזית נערכה לפני עדכון נתוני התוצר שפורסם על ידי הלמ"ס ב-16 באוגוסט 2021.

לוח 3: תוצר ומדדים רלוונטיים

2025	2024	2023	2022	2021	2020	2019	2018	ממוצע 2012-2017	
3.2%	3.2%	3.4%	4.7%	5.1%	*-2.6%	3.4%	3.5%	3.4%	**צמיחה**
1,823	1,732	1,645	1,564	1,474	*1,387	*1,407	*1,330		**תוצר נומינלי (מיליארדי ש"ח)**
1.3%	1.3%	1.5%	2.8%	3.2%	-4.4%	1.5%	1.5%	1.4%	**צמיחה לנפש**
105.4	104.1	102.8	101.3	98.6	95.6	100			**תוצר לנפש (מדד 2019=100)**
117.9	114.3	110.8	107.2	102.4	97.4	100			**תוצר (מדד 2019=100)**

* תחזית הצמיחה המוצגת בפרק זה הוכנה והוצגה לממשלה טרם פרסום נתוני החשבונאות הלאומית ב-16 באוגוסט 2021 על ידי הלמ"ס. הלמ"ס עדכנה את נתוני התוצר באופן ניכר כלפי מעלה: צמיחת התוצר עודכנה בשנת 2021 ל-2.2%-, התוצר הנומינלי בשנת 2018 עודכן ל-1,341.6 מיליארד ש"ח, בשנת 2019 – ל-1,418.4, בשנת 2020 —ל-1,401.4.

לוח 4: תוצר ומדדים רלוונטיים

2025	2024	2023	2022	2021	2020	2019	2018	ממוצע 2012-2017	
2.0%	2.0%	1.8%	1.5%	1.4%	-0.6%	0.8%	0.8%	0.5%	**אינפלציה** (ממוצע שנתי)
2.0%	2.0%	1.8%	1.5%	2.4%	-0.7%	0.6%	0.8%	0.4%	**אינפלציה** (סוף שנה)
2.0%	2.0%	1.7%	1.4%	1.2%	1.2%	2.2%	1.3%	1.8%	**שינוי במחירי התוצר**

פרק ג': הכנסות המדינה – מגמות ותחזית

בחודשים הראשונים של 2021 נמשכה ההתאוששות המהירה בהכנסות המדינה ממיסים, לאחר שנת המשבר בה נרשם אובדן ההכנסות של כ-19 מיליארד ש"ח (לעומת התחזית שפורסמה בינואר 2020).

בחודשים ינואר–יוני 2021 הסתכמו הכנסות המדינה ממיסים ואגרות ב-181.9 מיליארד ש"ח, עלייה ריאלית של 22.0 אחוזים לעומת התקופה המקבילה אשתקד. ההכנסות בסעיף מיסים ישירים נמצאות בעלייה מתמדת מתחילת השנה, ואילו ההכנסות ממיסים עקיפים עלו בשיעורים מתונים ברבעון הראשון של השנה, ומאז אפריל אנו עדים להתאוששות מהירה גם בסעיף זה. להערכתנו, השפעת מבצע "שומר החומות" על ההכנסות ממיסים הייתה מוגבלת. הכנסות מאגרות עודכנו כלפי מטה בכ-0.7 מיליארד ש"ח (בגין שינוי רישומי), וכתוצאה מכך בסעיף זה נרשמה ירידה של 4.7 אחוזים לעומת 2016. יצוין כי שינויים בתחזיות הצמיחה ומגמות ההכנסות יבחנו ויעודכנו במועד הרלוונטי.

לוח 5: הכנסות ממיסים ואגרות בחודשים ינואר–יוני לשנים 2020 ו-2021
(מיליארדי ש"ח)

שיעור שינוי ריאלי*	2021	2020	
24.6%	102.3	81.5	מיסים ישירים
19.2%	76.2	63.5	מיסים עקיפים
8.2%	3.4	3.1	אגרות
22.0%	**181.9**	**148.1**	**סה"כ**

* בניכוי אירועים חד-פעמיים.

תרשים 7: הכנסות המדינה ממיסים בשנים 2015 עד 2021

(שיעור שינוי ריאלי לעומת התקופה המקבילה אשתקד בניכוי הכנסות חד-פעמיות)



מקור: רשות המיסים, עיבודי אגף הכלכלנית הראשית.

בסעיף המיסים הישירים, הגבייה נמצאת במגמת עלייה מאז תחילת השנה. להערכתנו, העלייה נובעת בעיקר מהכנסות הנגזרות מהעליות בשוקי ההון, שתורמות לפעילות ענפי ההיי טק והפיננסים. בהמשך, ריבוי הנפקת חברות הטכנולוגיה תורמת לגידול מהיר בהכנסות ממיסים ישירים (חברות וניכויים מהשכר בגין מימוש אופציות). כמו כן, היעדר פגיעה ניכרת בהכנסות עובדי מדינה טרם לסעיף הניכויים משכר.

תרשים 8 : הכנסות המדינה ממיסים ישירים, 2021

(שיעור שינוי נומינלי לעומת 2019)



מקור : רשות המיסים, עיבודי אגף הכלכלנית הראשית.

בסעיף המיסים העקיפים, ההכנסות ברבעון הראשון עלו בשיעור מתון, בהתאם להערכות בתחילת השנה, והחל מאפריל היקף ההכנסות גדל בקצב מואץ. ההכנסות ממע״מ וממיסי ייבוא תואמות את ההתפתחות החיובית בצריכה הפרטית במשק. ההכנסות בגין המס על הדלק (המשקף את צריכת הדלקים) נמצאות במגמת ירידה, שהצטמצמה מאוד בחודשיים האחרונים.

תרשים 9: הכנסות המדינה ממיסים עקיפים, 2021

(שיעור שינוי נומינלי לעומת 2019)



מקור: רשות המסים, עיבודי אגף הכלכלנית הראשית

ההכנסות האחרות כוללות בעיקר את השקעות המוסד לביטוח לאומי, מע"מ ייבוא ביטחוני, דיבידנדים מחברות ממשלתיות, תמלוגים מאוצרות טבע ועוד. לאחר תקבולים נמוכים בשנת 2020, השנה ניכרת התאוששות בגבייה. כפי שמוצג בתרשים שלהלן, בחודשים ינואר–יוני 2021 התקבלו 46 אחוזים מהתחזית השנתית הקודמת, נתון נורמטיבי בהשוואה לשנים קודמות.

בדומה למצב בשנים 2019 ו-2020, גם בתחילת שנת 2021 נרשמו הכנסות נמוכות ממע"מ ייבוא ביטחוני. עם זאת, אנו צופים כי עד סוף השנה תתממש תחזית הגבייה בסעיף זה, כשם שקרה בשנים אלה. תת-סעיף יתר הכנסות אחרות רשם תנודתיות רבה בין השנים, בעיקר בגלל ההכנסות החד-פעמיות שנכללות בתוכו, כגון דיבידנדים של חברות ממשלתיות.

תרשים 10: התפתחות הגבייה ברכיבי הכנסות אחרות במהלך חודשים ינואר–יוני של שנת 2021

(שיעור מתוך גבייה שנתית)



מקור: רשות המיסים, עיבודי אגף הכלכלנית הראשית

עדכון תחזית ההכנסות לשנים 2021–2022

תחזית ההכנסות ממיסים ואגרות לשנת 2021 אשר הוצגה בחודש ינואר 2020 (טרם משבר הקורונה) עמדה על 343.0 מיליארד ש״ח. התחזית עודכנה מספר פעמים בהתאם להתפתחויות הבריאותיות והכלכליות במשק, והתחזית שפורסמה במרץ 2021 עמדה על 330.9 מיליארד ש״ח. בפועל, ההכנסות במחצית הראשונה של השנה היו גבוהות מפריסת תחזית זו ב-15.9 מיליארד ש״ח. חלק ניכר מההכנסות ממיסים בתקופה זו נובע מגאות בשוקי ההון. להערכתנו, העלייה במדד NASDAQ (מעבר לממוצע בשנים האחרונות) צפויה להיתרגם לכ-12 מיליארד ש״ח בהכנסות ממיסים ב-2021. בבואנו להכין תחזית הכנסות לשנים 2022–2025, אנו לא מניחים הכנסות עודפות ברכיב זה ומניחים כי בשנת 2022 מדד ה-NASDAQ יעלה בשיעור נמוך מזה של השנים הנורמטיביות.

לוח 6: תחזית ההכנסות לשנים 2021–2022, ללא יישום צעדי מדיניות
(מיליארדי ש״ח)

2022 – תחזית נוכחית	2022 – תחזית מרץ 2021	2021 – תחזית נוכחית	2021 – תחזית מרץ 2021	2020 – גבייה בפועל	
199.5		198.9	177.7	167.2	מיסים ישירים
160.9		155.7	146.6	137.3	מיסים עקיפים
7.0		6.8	6.6	6.4	אגרות
367.4	**348.9**	**361.4**	**330.9**	**310.9**	**סך ההכנסות ממיסים**
26.9	26.6	25.6	24.6	7.3	הכנסות אחרות
394.3	**375.5**	**387.0**	**355.5**	**318.2**	**סך ההכנסות***
					פער מתחזית קודמת
18.5			30.5		סך ההכנסות ממיסים
0.3			1.0		סך הכנסות אחרות
18.8			**31.5**		**סך ההכנסות***

* ייתכנו פערים בעקבות עיגולי ספרות.

לוח 7: השפעת שינויי חקיקה בתוקף על הגבייה – כל שנה לעומת קודמתה
(במיליוני ש״ח)

2022	2021	שנה
60	60	מס שבח על דירה נוספת (השפעת השינוי מ-2014)
	-50	הרחבת הטבות לעכו וליישובים אחרים
	-780	פחת
	40	הטבות לתאגידי מים (הוראת שעה מ-2011 ועד יוני 2020)
190	-100	הארכת מועדים למכירת דירה יחידה בשחלוף – קורונה
40	50	ניכוי הוצאות הנפקה
-90	-100	השפעת ביטול הסדר הסולר על מס חברות
	-2,400	הפרשה לקרן פיצויים
60		הרחבת ההטבות ליישובי קו העימות הדרומי (20% זיכוי עד סוף 2021)
30		הכרה בהפסד הון בשל השקעה בחברת מו״פ והחרגת בעל שליטה בחברות מו״פ מהגדרת בעל שליטה לעניין סעיף 102 - הוראת שעה עד 30.06.2022
100		הפחתה בזקיפת שווי השימוש ברכב היברידי וחשמלי עד סוף 2021
-230		כפל פחת בכל הענפי המשק בתקופת ספטמבר —2020-—יוני 2021
160	**-3,280**	**סה״כ מיסים ישירים**
460	500	צמצום הסדר סולר
	410	ביטול הדרגתי של הטבות לכלי רכב היברידי וחשמלי
	370	העלאת מס קנייה על פחם מ-46 ל-102 ש״ח לטון
-60		הפחתת מכס – דגי אמנון
400	**1,280**	**סה״כ מיסים עקיפים**
0	0	אגרות
0	**0**	**סה״כ אגרות**
560	**-2,000**	**סה״כ הכנסות**

פרק ד׳: שינויי חקיקה מתוכננים והכנסות נוספות בשנים 2021—2022 ובטווח התוכנית התלת- שנתית

במסגרת הצעות התקציב לשנים 2021 ו-2022 שאישרה הממשלה, נכללים צעדים המשפיעים על היקף ההכנסות הצפוי. האומדן להיקף השינויים הנובעים מיישום הצעדים הוכן על ידי גורמים שונים במשרד האוצר וביחידות הסמך. להלן פירוט הצעדים ותרומתם להכנסות המדינה לשנים 2021—2022, וכן תחזית להשפעות הצעדים האמורים על היקף ההכנסות הצפוי בשנות התוכנית התלת-שנתית 2023—2025.

לוח 8: צעדים בתחום הכנסות המדינה בשנת 2022
(במיליארדי ש״ח)

הערות	אומדן להיקף ההכנסות בשנת 2022	צעד
חד-פעמי	0.57	תשלום שומה לפני ערעור
שינוי בבסיס	0.6	צמצום השימוש בכלי חד״פ מפלסטיק
חד-פעמי	0.42	ניכוי במקור של מס יסף
חד-פעמי	0.75	הכנסות מצטברות – מיסוי רווחים כלואים
שינוי בבסיס	0.38	מיסוי משקאות מזיקים
שינוי בבסיס	0.51	מהילת דלקים
שינוי בבסיס	0.15	צמצום השימוש במזומן
שינוי בבסיס	0.35	גביית מע״מ על שירותים דיגיטליים
שינוי בבסיס	0.28	מניעת הונאה בתחום הדלק (דלקנים)
שינוי בבסיס	0.2	הסדרת מיסוי שותפויות וקרנות השקעה
שינוי בבסיס	-0.29	הסכמי סחר
שינוי בבסיס	-0.15	הפחתת מכסים בחקלאות
	3.8	**סה״כ צעדים בתחום הכנסות המדינה**
חד-פעמי	-1.2	השינויים בתוכנית הכלכלית הנוגעים למוסד לביטוח לאומי
	396.9	**תחזית ההכנסות לשנת 2022 כולל צעדים**

תחזית ההכנסות לשנת 2022 הכוללת יישום צעדי מדיניות מסתכמת ב-396.9 מיליארד ש״ח. מזה, הכנסות ממיסים ואגרות צפויות להסתכם בכ- 371.1 מיליארד ש״ח, וההכנסות האחרות יסתכמו בכ-25.7 מיליארד ש״ח.

תחזית הטבות המס לשנות הכספים 2021 ו-2022

הטבות המס לשנת 2021 יסתכמו על פי התחזית, בכ-76.6 מיליארד ש"ח, שהם כ-21 אחוזים מהכנסות המדינה ממסים או כ-5.2 אחוזי תוצר. מתוך סכום זה יסתכמו ההטבות במס הכנסה ובמיסי נדל"ן בכ-64.7 מיליארד ש"ח, ההטבות במיסים עקיפים בכ-11.0 מיליארד ש"ח וההטבות באגרות בכ-0.9 מיליארד ש"ח.

הטבות המס לשנת 2022 יסתכמו על פי התחזית בכ-80.5 מיליארד ש"ח, שהם כ-22 אחוזים מהכנסות המדינה ממיסים או כ-5.2 אחוזי תוצר. מתוך סכום זה יסתכמו ההטבות במס הכנסה ובמיסי נדל"ן בכ-68.1 מיליארד ש"ח, ההטבות במיסים עקיפים בכ-11.5 מיליארד ש"ח וההטבות באגרות בכ-0.9 מיליארד ש"ח.

סכומים אלה כוללים הטבות במס הממשלתי בלבד ואינם כוללים הטבות בדמי הביטוח הלאומי, במס בריאות ובארנונה של הרשויות המקומיות. הטבות אלו עשויות להיות משמעותיות, לדוגמה בנוסף להטבה במס הכנסה על ההפקדה ועל התשואה, המפקידים בקרנות השתלמות ייהנו בשנת 2021 מהטבה בדמי הביטוח הלאומי ובמס בריאות בסך כ-2.8 מיליארד ש"ח, ואילו המפקידים בקופות גמל, בקרנות פנסיה ובביטוחי חיים ייהנו מהטבה בדמי הביטוח הלאומי ובמס בריאות של כ-5.6 מיליארד ש"ח. כמו כן, הרשויות המקומיות יעניקו הקלות בארנונה של כ-6.8 מיליארד ש"ח, כך שסך הטבות המס בממשלה הרחבה שעלה בידינו לכמת יסתכם בשנת 2021, על פי התחזית, בכ-92 מיליארד ש"ח. על זה יש להוסיף מספר הטבות שעלותן לא ידועה, כגון הפטור ממס הכנסה למלכ"רים או הפטור הניתן לעולים חדשים ולתושבים חוזרים על ההכנסות מחו"ל.

ישנן שלוש שיטות עיקריות לאמוד הטבות מס : הראשונה, שיטת הפסד ההכנסות שמודדת את הירידה בגבייה מתוך הנחה שהתנהגות משלם המיסים אינה מושפעת מעצם קיומה של הטבת המס. השנייה, השיטה של ההוצאה האקוויוולנטית המודדת את עלות מתן אותה הטבה כספית באמצעות הוצאה ישירה, מתוך אותה הנחה שההוצאה אינה משנה התנהגות. השלישית, שיטת תוספת הגבייה, המודדת את הגידול הצפוי בהכנסות כתוצאה מביטול ההטבה. שיטה זו, בניגוד לשתי השיטות הקודמות, מתחשבת בשינוי בהתנהגות הציבור.

החישוב בפרק זה הוא על פי שיטת הפסד ההכנסות, ולכן יש לצפות שביטול הטבה כלשהי יניב תוספת הכנסות נמוכה מאומדן ההטבה.

משבר הקורונה, שהחל בשנת 2020, משפיע גם על עלות הטבות המס, בשל שינוי בהיקף הפעילות במגזרים שבהם קיימות הטבות המס. המגזרים העיקריים בהם ההשפעה בולטת הם התיירות (פטור ממע"מ על תיירות נכנסת, פטור ממע"מ באילת ופטור ממס ב-Duty free) והתחבורה (הסדר הסולר).

יש לציין שתחזית הטבות המס לשנים 2021 ו-2022 לוקחת בחשבון שינויים בחוק, כדלהלן :

- עד לשנת 2016, הטבת המס לחיסכון פנסיוני חושבה על ידנו רק על רכיב התגמולים. על רכיב הפיצויים לא חושבה הטבת מס, כיוון שהיה בכוחו של המעסיק למשוך או לעקל כספים אלה לטובתו. בחוק ההתייעלות הכלכלית (תיקוני חקיקה להשגת יעדי התקציב לשנות התקציב 2017 ו- 2018), נקבע שרכיב הפיצויים יהיה שייך לעובד, בדומה לרכיב התגמולים. לכן, החל משנת 2017, שונה חישוב הטבת המס לחיסכון פנסיוני והיא תכלול גם את ההטבה בגין רכיב הפיצויים. שינוי שיטת החישוב מגדיל את הטבות המס בכ-5.5 מיליארד ש"ח. כמו כן, על פי אותו חוק, הפטור ממס על הפקדת המעביד לרכיב הפיצויים, שלא היה מוגבל בתקרה עד שנת 2016, הוגבל החל משנת 2017 עד לתקרה שנתית של 32,000 ש"ח.

- חוק עידוד השקעות תוקן, כדי לעודד פעילות מבוססת קניין רוחני בארץ. החל משנת 2017 מוטל מס חברות של 7.5 אחוזים באזור פיתוח א' או 12 אחוזים בשאר האזורים (ובמקרים מסוימים אף של 6 אחוזים) על מפעל טכנולוגי ומס של 4 אחוזים על חלוקת דיבידנד, שמקורו במפעל טכנולוגי, לחברה בחו"ל. כמו כן, הופחת שיעור המס על הכנסה מועדפת ממפעל באזור פיתוח א' מ-9 אחוזים ל-7.5 אחוזים. עלות השינויים נאמדת בכ-0.5 מיליארד ש"ח.
- שיעור המס על הכנסות מהגרלות והימורים הועלה החל בשנת 2017 מ-30 אחוזים ל-35 אחוזים ותקרת הפטור הוקטנה החל משנת 2019 מכ-50,000 ש"ח לכ-30,000 ש"ח.
- החל משנת 2017, אדם שסיים לימודי מקצוע בהיקף העולה על 1,700 שעות, זכאי לנקודת זיכוי אחת במקום חצי נקודת זיכוי עד כה.
- בשנת 2017, הועלה הזיכוי בגין ילדים עד גיל 5 הן לאב והן לאם.
- בשנת 2022, על פי הצעת התקציב שטרם אושרה על ידי הכנסת, יוטל מס מופחת על רווחים שיחולקו מתוך רווחים לפי המסלול החלופי של חוק עידוד השקעות הון.

על פי תחזית לשנת 2022, ישנן כעשר הטבות עם עלות גבוהה מ-2.2 מיליארד ש"ח כל אחת ועם עלות כוללת של 64.5 מיליארד ש"ח. הטבות אלו מהוות כ-80 אחוזים מכלל עלות הטבות המס.

תרשים 1: עשר הטבות המס עם העלות הגבוהה ביותר

(מיליארדי ש"ח)


פנסיה (הפקדה וצבירה, בניכוי משיכה)
25.8
קרנות השתלמות (הפקדה וצבירה)
7.3
זיכוי להורים בגין ילדים
6.9
החוק לעידוד השקעות הון
5.5
פירות וירקות
4.2
פטור ממס שבח לדירת מגורים
4.0
פטור להשכרת דירות מגורים
3.0
הסדר הסולר
3.0
זיכוי ליישובים וכוחות הביטחון
2.7
הכנסות מהימורים
2.2
0
5,000
10,000
15,000
20,000
25,000
30,000

מקור: אגף הכלכלן הראשי.

הערה לתרשים: הטבות במס הממשלתי בלבד. לא כולל הטבות בדמי ביטוח לאומי, במס בריאות ובארנונה.

החישוב שלעיל אינו מביא בחשבון ארבעה גורמים:

- השפעות צולבות של ביטול הטבה מסוימת על עלות הטבות אחרות. עלות כל הטבה נאמדה באופן בלתי תלוי מההטבות האחרות, דהיינו בהנחה ששאר סעיפי החוק נשארים ללא שינוי. במס פרוגרסיבי, ביטול שתי הטבות בנפרד אינו דומה לביטולן יחד. נניח לדוגמה שלאדם יש הכנסה ברוטו של 11,000 ש״ח ושני ניכויים של 1,000 ש״ח כל אחד. נניח גם שמוטל מס של 10 אחוזים עד 10,000 ש״ח ושל 20 אחוזים מעל סכום זה. עלות כל הטבה בנפרד מסתכמת ב-200 ש״ח, בעוד ששתי ההטבות ביחד עולות 300 ש״ח. כתוצאה מכך יש האוסרים סכימה של הטבות מס, אך למרות זאת אנו מציגים סיכום של הטבות, עם הסייג שיש לראות בו אינדיקציה בלבד.
- שינויים אפשריים בהתנהגותם הכלכלית של משלמי המס, כתגובה לביטול ההטבות. לא נלקח בחשבון, לדוגמה, קיטון אפשרי בצריכת פירות וירקות כתוצאה מהטלת מע״מ.
- עלות אכיפת הגבייה. כמו כן, לא נלקחה בחשבון השפעת ביטול הטבה כלשהי על עלות האכיפה.
- השפעת ביטול ההטבות על חלוקת נטל המס.

למרות הסייגים, החישוב מדגים עד כמה מקיפות הטבות המס, ומה גדול מרחב הפעולה שהיה מתאפשר מביטולן.

טיב אומדני הטבות המס והשוואה לשנים קודמות

אומדני הטבות המס סובלים מאי-וודאות גדולה, שכן בהיעדר בסיס נתונים מפורט ועדכני על ניצול הטבות המס, מחושבים האומדנים על פי נתונים חלקיים ובפיגור של מספר שנים, אשר מקודמים לערכי שנת התחזית, בהנחה שאין שינויי התנהגות. הנחה זו סבירה בסביבה מקרו-כלכלית ומיסויית יציבה. אולם, בגלל מחזורי העסקים ובגלל שינויים משמעותיים במערכת המס, יש לשער שהנחה זו לא מתקיימת במלואה.

נוסף על כך, מדי פעם מתרחב הכיסוי של תקציב הטבות המס. לדוגמה, לפני חמש שנים נוסף לפרק הטבות המס אומדן לפטור ממע״מ לרכישות מחו״ל דרך האינטרנט וכן ההטבה בגין שיעורי מס קנייה מופחתים על רכבים היברידיים וחשמליים, ובשנת 2021 נוסף אומדן לפטור מחניה חינם במקום העבודה. כמו כן, לעתים רחוקות משתנה המתודולוגיה לאמידת העלות של הטבות מס מסוימות.

לסיכום, כל אלה הם ״רעשים״ המונעים השוואה פשטנית של אומדני הטבות המס בין השנים.

ההטבות כהוצאות תקציביות

הטבות המס או בשמן האחר ״הוצאות המס״ (Tax Expenditures), מוגדרות כהפסד הכנסות, הנובע מפטורים או מהנחות במיסים, הניתנים לקבוצות שונות של אזרחים או לסוגים שונים של פעילות כלכלית.

סיווג הטבות מס

דוגמאות	הגדרה	סוג ההטבה
פטור ממע״מ על צריכת פירות וירקות טריים	ההכנסה או העסקה פטורה מכל מס	פטור
ניכוי של הפרשה לקופת גמל	הפחתה של הוצאה פרטית או של חיסכון מההכנסה החייבת	ניכוי
זיכוי בגין תרומה למוסד ציבורי	הפחתה של המס	זיכוי
מס חברות על מפעלים מאושרים	מס מופחת על ההכנסה או על העסקה	שיעור מס מופחת
פחת מואץ הגבוה משיעור הפחת הכלכלי או חיוב במס של אופציות לעובדים במועד המימוש ולא במועד ההקצאה	ניכוי הוצאה לפני מועד חיוב ההכנסה או דחיית חיובה של הכנסה למרות שהופקה	הקדמת ניכוי הוצאה או דחיית חיובה של הכנסה

המושג ״הוצאות מס״ פותח בסוף שנות ה-60 של המאה הקודמת במשרד האוצר האמריקני על ידי פרופ׳ Stanley Surrey, ומשנת 1974 חייב הקונגרס לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. רוב מדינות ה OECD מפרסמות תקציב הוצאות מס וכך גם מרבית המדינות ואף חלק מהערים שבארה״ב. בישראל, החל משנת 1986, מצורף דיווח דומה לתקציב המדינה (על פי סעיף 2(ב)(2) לחוק יסודות התקציב - 1985).

פירוט הדיווח אודות הטבות מס שונה ממדינה למדינה, אולם השאיפה היא שדוח כזה יכלול, ככל שהמידע קיים, את הפרטים האלה:

- רשימה של הטבות מס;
- עלות של כל הטבה;
- הנהנים מההטבה (לפי עשירוני הכנסות או כל משתנה רלוונטי אחר – מין, מעמד בעבודה, אזור גיאוגרפי וכדומה);
- מטרת ההטבה והאם היא משיגה את יעדה (״מועילות״);
- האם השגת היעד היא בעלות אופטימלית (״יעילות״);
- האם שלטונות המס דואגים שלא ייעשה שימוש לרעה בהטבה (ביקורת זכאות).
- האם שלטונות המס דואגים שלא יעשה שימוש לרעה בהטבה (ביקורת זכאות).
- הקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעיתים ההקלה נועדה לעקוף קושי מנהלי, לדוגמה דחיית מיסוי רווחי הון למועד המימוש בגלל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס אפשר לתת בין בדרך של צמצום בסיס המס ובין בהפחתת שיעורו. אף בדחיית תשלום המס גלומה הטבה השווה לקבלת הלוואה ללא ריבית.

הגדרה זו מניחה שהחוק קובע לגבי כל מס את המאפיינים האלה ("התקן"):

- בסיס המס – בסיס מס הכנסה, לדוגמה, הוא ההכנסה החייבת, ולכן ההכרה בהוצאות עסקיות הכרוכות בייצור ההכנסה אינה הטבת מס. כמו כן, הגדלת שיעורי הפחת עקב שינוי טכנולוגי לא תיחשב כהטבה, אך הגדלה לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמה נוספת היא הזיכוי לתושב (דהיינו ה-2.25 נקודות זיכוי הניתנות לכל נישום והקובעות את סף המס), בהנחה שהוא שווה ערך לשיעור מס תחילי של 0. לעומת זאת, זיכוי לנשים או לעולים חדשים ייחשב להטבת מס.
- שיעור המס – שיעור המס התקני לעומתו מחושבת ההטבה משתנה מהטבה להטבה, כדלהלן:
  - הטבות לחברות בחוק עידוד השקעות הון חושבו לעומת שיעור מס חברות בגובה 23 אחוזים החל משנת 2018.
  - הטבות במס הכנסה ליחידים, פרט להכנסה משוק ההון, לזכיות בהגרלות ובהימורים ולהכנסה משכר דירה (ראה בסעיפים הבאים) חושבו לעומת שיעורי המס על הכנסות מעבודה.
  - הטבות להכנסה משוק ההון: עד שנת 2012 חושבה הטבת המס לעומת שיעור המס השולי של מקבל ההכנסה. משנת 2013 אנו רואים את מערכת המס הישראלית כמערכת דואלית המטילה שיעורי מס פרוגרסיביים על ההכנסות מעבודה ושיעורי מס מוגבלים על הכנסות מהון מבלי לראות בהם הטבה. לכן, מהתקציב לשנים 2014–2013 ההטבה בגין הפטור על התשואה בקרנות השתלמות או בקופות פנסיה או הניכוי מההכנסה מריבית לקשישים ולבעלי הכנסות נמוכות מחושבים לעומת שיעור מס "תקני" של 25 אחוזים. יש לציין שאין בעולם גישה אחידה לגבי שיעור המס התקני, דבר המגביל כאמור כל השוואה בין-לאומית.
  - הטבה להכנסה מהגרלות והימורים חושבה לעומת שיעור המס הרגיל על הכנסות אלה – 35 אחוזים על ההכנסה ברוטו, החל משנת 2017.
  - הטבות להכנסות משבח מקרקעין חושבו לעומת שיעור מס שבח תקני של 25 אחוזים.
  - הטבות במס קנייה חושבו לעומת שיעור מס תקני על אותו מוצר – לדוגמה, ההטבה הגלומה בהסדר שיעור המס התקני, דבר המגביל כאמור כל השוואה בין-לאומית.
  - ההטבה לסולר חושבה לעומת בלו של כ-3 ש"ח לליטר סולר.
  - הטבות במע"מ חושבו לעומת שיעור מע"מ של 17 אחוזים.
- הגדרת החייבים במס.
- הגדרת הגבולות הגיאוגרפיים – לדוגמה, בשיטת מס טריטוריאלית אין הפטור על הכנסות מחו"ל נחשב כהטבה.
- מנהל המס – הכוונה כאן היא להוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות במקרה של איחור בתשלום המס.

לאחר קביעת התקן, כל סטייה ממנו תיחשב כהטבת מס, אולם ההגדרה בעייתית, שכן לא תמיד ברור מהו התקן לעומתו יש לחשב את ההטבה. לדוגמה: על ייצוא סחורות חל מע"מ בשיעור 0. אם בסיס המס הוא הערך המוסף, אזי יש לראות בזה הטבה, אך אם המע"מ הוא מס על הצריכה המקומית, אין לכלול את שיעור 0 על ייצוא סחורות ברשימת הטבות המס. לפיכך, יש להתייחס להיקף הטבות המס המדווח כאן בכפוף לקביעת התקן בכל מס ומס. אין זה מן הנמנע, שחוקר אחר היה מגיע להיקף שונה ולהרכב שונה. חשוב להדגיש שלהחלטה הטכנית לכלול סעיף ברשימת ההטבות אין השלכה על ההחלטה הערכית האם ההטבה רצויה.

לא רק הגדרת ההטבות נתונה לוויכוח, גם כִּימוּתָן בעייתי. השיטה שנבחרה כאן לבניית אומדן הטבות המס מניחה שההטבה הנידונה היא היחידה שקיימת – ללא חישוב ההשלכות ההדדיות שבין הטבות המס למיניהן, ומבלי להביא בחשבון את השינוי האפשרי בהתנהגות הכלכלית במקרה של ביטול ההטבה. שינוי בסעיף מסוים אינו חייב, אפוא,

לגרום לשינוי באותו ערך בהכנסות המדינה, ונקודה זו תקפה עוד יותר בצירוף של כמה סעיפים. לחלופין, היה אפשר לבחור בשיטה של הפסד הגבייה (לאחר שנלקחו בחשבון שינויי התנהגות) או בשיטה של ההוצאה האקוויוולנטית (ההוצאה התקציבית שהייתה מביאה לאותו שינוי בהכנסה הפנויה של הנהנה).

רוב סעיפי האומדן הם על בסיס מימוש בשנת 2020, למעט הסעיף המתייחס להטבות בשוק ההון – כפי שיפורט להלן. רמת הפירוט של הנתונים תלויה במידע שהצטבר במנהל הכנסות המדינה. סעיפים מסוימים מפורטים, בעוד שבסעיפים אחרים האומדנים כלליים. עקב קשיים בחיזוי מידת המיצוי של הטבות המס, האומדנים מבוססים על נתונים לא מעודכנים, לעיתים עד כדי פיגור של חמש שנים, המקודמים לערכים (בדרך כלל תוצר או משתנה רלוונטי אחר) של השנים 2021 ו-2022 בהתאם לעניין.

היתרונות והחסרונות של הטבות מס ככלי מדיניות

כאשר מתגלה כשל שוק המצדיק התערבות ממשלתית שתטיב עם אוכלוסייה מסוימת או עם פעילות כלשהי, נשאלת השאלה באיזו דרך יש לבחור כדי להעניק את ההטבה – הטבת מס או הוצאה ישירה?

לעיתים מוזכר שלהטבות מס יתרון על פני הוצאות תקציביות בכך שביכולתו של מנגנון המס לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה. אולם, נראה שטיעון זה לא תמיד עומד במבחן המציאות. מחד גיסא – מנגנון של חלוקת תשלומי ההעברה עשוי להיות לא פחות יעיל (למשל חלוקת קצבאות ילדים על-ידי המוסד לביטוח לאומי), מאידך גיסא – חלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה הטבה, מה עוד שמיומנות שלטונות המס היא בגביית מיסים ולא בהכוונת פעילות כלכלית או בפיזור אוכלוסייה לפריפריה.

עוד יתרון (מנקודת ראותם של הנהנים) היא שתוחלת החיים של הטבות המס ארוכה למדי. גם הטבה זמנית, כגון הזיכוי לעבודה במשמרות שהונהגה בשנת 1986 לשנה אחת בלבד, זוכה להארכה מידי שנה בשנה. ניתן לשער שהוצאה תקציבית חלופית לא הייתה מאריכה ימים כמותה. בשל כך ברור למה הנהנה מהטבת מס לא יתנדב לוותר עליה גם בתמורה למענק תקציבי שווה ערך.

בצד החסרונות נשמעת לעתים הטענה שהנהנים העיקריים מהטבות המס הן השכבות המבוססות. לדוגמה, הקלה במס הכנסה מפלה לרעה את בעלי ההכנסות הנמוכות הנמצאים מתחת לסף המס. חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות על שלטונות המס, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס, ועל מקבלי ההטבות, הנדרשים להוכיח את זכאותם. ככל שאי-הוודאות המשפטית גדלה, עולה העלות למשק. עוד חיסרון הוא שימוש בהטבת מס כדי לעקוף מגבלת ההוצאה הקבועה בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית.

אולם, החיסרון הגדול של הטבות המס נובע מהיעדר דיון ציבורי אודות התועלת שבהן ומכך שמרביתן אינן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר בחוק הכנסת מידי שנה. לרבים נדמה שניתן להשיג באמצעותן "יש מאַין", כיוון שעלותן אינה ידועה לכול.

כדי להגביר את הבקרה על הטבות המס, יש המציעים לקבוע תאריך תפוגה לכל הטבה, כך שהיא תתבטל כעבור זמן מה, אלא אם כן המחוקק ידון בה מחדש ויחליט להאריכה.

הפחתת מיסים לכלל עדיפה על הטבות ייחודיות

הטבת מס מיטיבה אומנם עם מקבליה, אך היא מעבירה את נטל תשלום המס אל שאר האוכלוסייה ובכך מֵרעָה את מצבה. הטבות מס משנות את חלוקת הנטל, אך תוך כדי כך מסבכות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמיתי של מעורבות הממשלה במשק.

השינויים ברשימת הטבות המס בשנים האחרונות

▪ בשנת 2002 התקבל חוק לתיקון מקיף לפקודת מס הכנסה ('הרפורמה') אשר כלל הפחתה הדרגתית בשיעורי המס על עבודה יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומעבר משיטת מס טריטוריאלית לשיטת מס פרסונלית. בנוסף לרפורמה הוטל בשנת 2002 מס חלקי על שווי ההטבה הגלומה בשימוש פרטי בטלפונים סלולריים.

▪ בשנת 2003 צומצם הזיכוי ממס לתושבי אזורי פיתוח, בוטל הזיכוי לנכים זמניים ובגין הורים נטולי יכולת, הוטל מס על זכיות בהימורים, בהגרלות ובפרסים וצומצמו ההטבות במיסוי העקיף לעולים ולתושבים חוזרים.

▪ בשנת 2005 החל מהלך הדרגתי לצמצום הפטור על אביזרים לרכב (ABS וכריות אוויר) ולצמצום ההטבה במס שבח על נכסים היסטוריים.

▪ בשנת 2008 צומצמה ההטבה לבעלי רכב צמוד.

▪ הצעת התקציב לשנים 2013—2014 כללה, כאמור, ביטול או צמצום הטבות מס בהיקף כולל נטו של כ־1.6 מיליארד ש"ח בשנת 2014 (וסכום כפול מזה בהבשלה מלאה), אך הכנסת אישרה צמצום הטבות בהיקף צנוע של כ־0.4 מיליארד ש"ח בשנת 2014 (סכום שצפוי היה לעלות ל־1.4 מיליארד ש"ח בהבשלה מלאה).

▪ בשנת 2016 תקרת השכר, שבגינו הפקדת המעביד לפנסיה פטורה, הוקטנה מפי ארבעה לפעמיים וחצי השכר הממוצע.

▪ בשנת 2017 הוגבל הפטור להפקדות מעביד לפיצויים בתקרה של 32,000 ש"ח לשנה.

▪ בשנת 2018 החל תהליך, שיבוא לסיומו בשנת 2026, לביטול ההחזר החלקי של המס על סולר לתחבורה ("הסדר הסולר").

▪ בשנת 2019 תקרת הפטור ממס על הגרלות והימורים צומצמה מכ־50,000 ש"ח לכ־30,000 ש"ח.

הניסיון הבין־לאומי והישראלי מלמד שקשה לבצע ביטול הטבות ולהתמיד בו, זאת כיוון שקבוצות לחץ העלולות להפסיד ממהלך זה חזקות דיין כדי לצמצם את ההפסד ואף להחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מהההטבות המסוימות אין בדרך כלל שדולה או אמצעי לחץ.

השוואה בין־לאומית

ההשוואה הבין־לאומית מוגבלת, כיוון שמתודולוגיית חישוב ההטבות שונה ממדינה למדינה. יחד עם זאת, היקף הטבות המס בישראל, כ־5.2 אחוזי תוצר בשנת 2022, אינו חריג בהשוואה למדינות אחרות בעולם. בקצה התחתון נמצאות גרמניה והולנד עם היקף הטבות מס של כ־1 עד 2 אחוזי תוצר ובקצה העליון נמצאת בריטניה עם היקף הטבות מס של כ־12.6 אחוזי תוצר, אך כאמור אלה אומדנים שהתקבלו על פי מתודולוגיות שונות ומתייחסים לתקופות שונות.

תרשים 2: היקף הטבות המס במדינות נבחרות

(אחוזי תוצר)


בריטניה (2007) 12.6%
סין (2003) 10.0%
אוסטרליה (2015) 8.4%
שוודיה (2009) 8.0%
פינלנד (2009) 7.0%
ארה"ב (2015) 6.8%
קנדה (2004) 6.6%
אירלנד (2006) 6.5%
נורבגיה (2009) 5.4%
ישראל (2022) 5.2%
תורכיה (2003) 5.0%
ספרד (2008) 4.6%
קוריאה (2006) 2.5%
דנמרק (2009) 2.2%
הולנד (2006) 2.0%
גרמניה (2006) 0.7%
0 0 0 0 0 0 0 0

מקור: הערכות של מדינות OECD, הבנק העולמי ואגף הכלכלן הראשי.

התפלגות ההטבות על פי מגדר ורמת הכנסה

בשנת 2014 המליצה "הוועדה לבחינת מגדרית של תקציב המדינה" על חובת ניתוח מגדרי של הוצאות והכנסות המדינה, כולל הטבות המס. בהחלטה מס' 2084, מאוקטובר 2014, הממשלה אימצה את המלצות הוועדה.

הניתוח המגדרי, על פי טבעו, אפשרי לגבי הטבות הניתנות ליחידים. לא ניתן לחלק על פי מגדר הטבות מס לחברות, למלכ"רים או לארגונים. כמו כן, הטבות במיסים עקיפים, כגון הפטור ממע"מ על פירות וירקות, ניתנות ליחידת צריכה שהיא משק הבית, בלי הבחנה בין בני משק הבית. גם חלק מההטבות הניתנות ליחידים לא ניתן לחלק על פי מפתח מגדרי, מפאת מגבלות הנתונים. לבסוף, גם עבור הטבות שניתן לחלק על פי מפתח מגדרי, החלוקה כאן מניחה הנחה קיצונית שהרווחה של כל אחד מבני הזוג תלויה רק בהכנסתו ושבני הזוג לא מתחלקים במשאבים.

הניתוח המגדרי כולל עשר הטבות מס: חצי נקודת זיכוי לנשים (אשר בהגדרה נהנות ממנו רק נשים), הזיכוי להורים בגין ילדים, הפטורים לקרנות השתלמות, לנכים, לקצבאות ילדים ולקצבאות זקנה, הזיכוי למתגוררים באזורי פיתוח, לחד הוריים, לעובדי משמרות והזיכוי להורה שילדו נטול יכולת. כדי להעשיר את הניתוח המגדרי, הוא מוצג בלוח להלן בשילוב עם רמת ההכנסה, דהיינו כל הטבה מוצגת על פי מגדר ועשירוני הכנסה.

חלקן של הנשים בהטבות, פרט לפטור על קצבאות ילדים, נע בין 12 אחוזים (לגבי הפטור לנכים) ל-83 אחוזים (לגבי הזיכוי לחד-הוריים). חלקן הנמוך מאוד של הנשים בפטור על קצבאות ילדים – 6 אחוזים, נובע מההנחה שלולא הפטור הקצבה הייתה מתחייבת במס בידי ההורה עם ההכנסה הגבוהה יותר, דהיינו במרבית המקרים בידי האב. כמובן, הנשים הן הנהנות הבלעדיות של תוספת חצי נקודת הזיכוי לנשים.

יש לציין שהזיכוי להורים בגין ילדים, שניתן עד שנת 2011 רק לנשים (למעט הזיכוי שניתן לגברים במשפחות חד-הוריות), התרחב לראשונה בשנת 2012 לגברים שהם אבות לילדים עד גיל 3 ובשנת 2017 גם לגברים שהם אבות לילדים עד גיל 5, כך שחלקן של הנשים בהטבה זו ירד מכמעט 100 אחוזים עד שנת 2011 ל-51 אחוזים בשנת 2022.

עוד עולה מהלוח שחלקן של הנשים בעשירון העליון נמוך יותר מחלקן בסך ההטבות – לדוגמה נשים זוכות ל-36 אחוזים מהזיכוי להורים בגין ילדים בעשירון העליון, בעוד שחלקן בכלל הטבה זו עומד, כאמור, על 51 אחוזים. כמו כן, נשים זוכות ל-24 אחוזים מההטבה לקרנות השתלמות בעשירון העליון, בעוד שחלקן בכלל הטבה זו עומד על 38 אחוזים.

חשוב לציין שאין בנתונים אלה הוכחה להפליה לרעה של אוכלוסיית הנשים בקבלת ההטבה. לגבי חצי נקודת הזיכוי ישנה אפילו הפליה לטובת הנשים, בעוד שלגבי ההטבות האחרות, החוק אינו מבדיל בין נשים לגברים. נראה שמשקלן הנמוך של נשים בקבלת הטבות המס הוא תוצאה משולבת של שיעור השתתפות נמוך יותר בשוק העבודה (כולל מיעוט שעות העבודה) ושל שכר נמוך יותר, לעומת השתתפות גבוהה יותר ושכר גבוה יותר של גברים.

התפלגות עלות הטבות מס נבחרות בשנת 2022, על פי מגדר ועשירוני הכנסה[*]

(במיליוני ש״ח) [**]

פטור ממס לנכים			הפקדות לקרנות השתלמות			זיכוי להורים בגין ילדים			חצי נקודת זיכוי לנשים	עשירונים
נשים	גברים	סה״כ	נשים	גברים	סה״כ	נשים	גברים	סה״כ	נשים	
-	-	-	-	-	-	-	-	-	-	1
-	-	-	-	-	-	-	-	-	-	2
-	-	-	-	-	-	-	-	-	10	3
-	-	-	10	10	**20**	20	60	**90**	130	4
-	10	**10**	30	20	**50**	210	160	**370**	160	5
-	10	**20**	80	50	**130**	470	310	**780**	190	6
10	30	**30**	170	110	**290**	750	520	**1,270**	220	7
10	70	**80**	420	370	**790**	850	710	**1,560**	230	8
30	130	**160**	690	880	**1,570**	750	820	**1,560**	230	9
170	1,390	**1,560**	570	1,760	**2,320**	450	820	**1,260**	150	10
230	1,630	1,860	1,970	3,200	5,170	3,500	3,400	6,900	1,300	**סה״כ**

עשירונים	פטור ממס לקצבאות ילדים			פטור ממס לקצבאות זקנה			זיכוי לתושבי אזורי פיתוח		
	סה"כ	גברים	נשים	**סה"כ**	גברים	נשים	**סה"כ**	גברים	נשים
1	**-**	-	-	**-**	-	-	**-**	-	-
2	**-**	-	-	**20**	10	-	**-**	-	-
3	**10**	10	-	**70**	40	30	**-**	-	-
4	**20**	20	-	**110**	50	60	**10**	10	-
5	**20**	20	-	**150**	70	70	**60**	40	20
6	**50**	40	-	**190**	100	90	**160**	100	60
7	**90**	80	10	**190**	110	90	**330**	220	110
8	**190**	170	20	**220**	140	80	**630**	430	200
9	**280**	260	20	**210**	140	70	**890**	620	270
10	**410**	390	20	**270**	210	60	**620**	520	100
סה"כ	**1,050**	**990**	**60**	**1,440**	**880**	**560**	**2,700**	**1,940**	**760**

המקור: אגף הכלכלן הראשי במשרד האוצר

עשירונים	זיכוי לחד הורי			זיכוי לעובדי משמרות			זיכוי להורה שילדו נטול יכולת		
	סה"כ	גברים	נשים	**סה"כ**	גברים	נשים	**סה"כ**	גברים	נשים
1	**-**	-	-	**-**	-	-	**-**	-	-
2	**-**	-	-	**-**	-	-	**-**	-	-
3	**-**	-	-	**-**	-	-	**-**	-	-
4	**-**	-	-	**-**	-	-	**-**	-	-
5	**10**	-	-	**10**	10	-	**-**	-	-
6	**20**	-	20	**40**	30	10	**10**	10	-
7	**50**	10	40	**70**	60	10	**10**	10	-
8	**50**	10	50	**10**	10	-	**30**	20	10
9	**60**	10	50	**-**	-	-	**40**	30	10
10	**40**	10	30	**-**	-	-	**50**	40	10
סה"כ	**230**	**40**	**190**	**130**	**110**	**20**	**140**	**110**	**30**

המקור: אגף הכלכלן הראשי במשרד האוצר

* עשירונים, על פי ההכנסה החייבת במס בכלל האוכלוסייה; ** מעוגל ל-10 מיליון ש"ח, כך שיתכן שהסך הכל שונה מסכום הרכיבים.

תחזית ההטבות במיסים ישירים

בשנים 2021 ו-2022 יסתכמו ההטבות במס הכנסה ובמיסי נדל״ן בכ-64.7 מיליארד ש״ח ובכ-68.1 מיליארד ש״ח בהתאמה, לפי הפירוט שלהלן:

	2022		2021	
	באחוזים מסה״כ	במיליארדי ש״ח	באחוזים מסה״כ	במיליארדי ש״ח
השקעות הון ותעשייה	9	6.3	8	5.6
חיסכון ושוק ההון	49	33.3	48	31.0
רווחה ופיזור אוכלוסייה	13	8.7	13	8.4
תחום המשפחה	12	8.5	13	8.3
טובות הנאה (Fringe Benefits)	3	1.9	3	1.8
מיסי נדל״ן	6	4.0	7	4.4
הטבות שונות	8	5.4	8	5.2
סך הכול מיסים ישירים	100	68.1	100	64.7

הטבות להשקעות הון ותעשיה

החוק לעידוד השקעות הון – אומדן הטבת המס מתבסס על ההפרש בין שיעור המס החל על ההכנסה המוטבת לשיעור מס חברות סטנדרטי (23 אחוזים בשנים 2021–2022). בשנת 2017 חוק עידוד השקעות הון תוקן כדי לעודד פעילות מבוססת קניין רוחני בארץ. הוטל מס חברות של 12 אחוזים, ובמקרים מסוימים של 6 אחוזים, על מפעל טכנולוגי ומס של 4 אחוזים על חלוקת דיבידנד, שמקורו במפעל טכנולוגי, לחברה בחו״ל. כמו כן, הופחת שיעור המס על הכנסה מועדפת ממפעל באזור פיתוח א׳ מ-9 אחוזים ל-7.5 אחוזים. עלות השינויים נאמד בכ-0.5 מיליארד ש״ח. בשנת 2022 יסתכמו ההטבות, על פי התחזית, ב-5.5 מיליארדי ש״ח. יש לציין שהחישוב אינו לוקח בחשבון את השפעת ההטבה על ההתנהלות הכלכלית של החברות, כך שיש לצפות שביטול ההטבה יניב תוספת הכנסות נמוכה מאומדן ההטבה. הטבת מס לפי חוק עידוד השקעות הון היא ריכוזית ומושפעת מתנודתיות בהיקף הפעילות המוטבת של חברות בודדות. מסיבה זו, תחזית עלות ההטבה לשנים 2021–2022 סובלת מאי-ודאות רבה.

חוק האנג׳לים – התרת עלות השקעה של עד 5 מיליון ש״ח במניות של חברה עתירת מו״פ בשלב ה Seed, כהוצאה בידי משקיע יחיד על פני שלוש שנים. כדי לעודד השקעות בחברות ישראליות עתירות מו״פ, המצויות בשלב הראשוני של פעילות המו״פ (שלב ה-Seed), יותר ליחיד להפחית את עלות ההשקעה במניות של חברה כאמור כהוצאה, כנגד הכנסה מכל מקור, בפריסה על פני מספר שנים החל משנת המס שבה סכום ההשקעה שולם לחברה, וזאת עד לסכום השקעה מירבי שלו ושל קרובו של 5 מיליון ש״ח. במסגרת התוכנית הכלכלית לשנים 2021–2022 מוצע להחיל את ההטבות על פי הוראת השעה הישנה גם על השקעות שבוצעו עד סוף שנת 2020. לגבי השקעות עתידיות, מוצע שמגן המס יהיה בגובה שיעור המס על הכנסות הונית (25 או 30 אחוזים) ולא עוד לפי שיעור המס השולי, ושההטבות יינתנו לפי מסלול ירוק, דהיינו ללא צורך באישור מקדמי של רשות החדשנות. כמו כן מוצע להוסיף מסלול של דחיית מס במקרה של שחלוף.

מחקר ופיתוח, והשתתפות בחיפושי נפט והפקת סרטים – הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה אינן הוצאות שוטפות. אין אומדן להטבה זו.

זיכוי לעובדי משמרות – עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15 אחוזים מהכנסתו, שנבעה מעבודה במשמרות, עד למקסימום של 940 ש"ח לחודש (נכון לשנת 2021).

החוק לעידוד התעשייה (מיסים) – החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני והוצאות הנפקה ולהגיש דוחות מאוחדים לצורכי מס. אין אומדן כמותי להטבות אלו.

פחת מואץ – אין בנמצא אומדן כולל של עלות ההטבה הנובעת משיעורי פחת העולים על שיעורי הפחת הכלכלי. ההשקעות במכונות ובציוד בין ספטמבר 2020 ליוני 2021 נהנו מכפל פחת. משמעות כפל הפחת היא הקדמת ההכרה בהוצאה וחיסכון במס של כ-2 מיליארד ש"ח בשנים 2020–2022, על חשבון שנים מאוחרות יותר. עלות ההטבה היא, אם כן, עלות ההלוואה ללא ריבית לכשלוש שנים. בשיעורי ריבית הנוכחיים, ההטבה הגלומה בכפל פחת בשנת 2020 היא זניחה.

פטור השתתפות – בשנת 2005 נקבע הסדר מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות. מטרת ההסדר היא לאפשר הקמה בישראל של מרכזי ניהול בין-לאומיים של תושבי חוץ. חברה שתעמוד במספר תנאים תיהנה מפטור ממס על דיבידנד שהיא תקבל מהחברה המוחזקת הזרה ומפטור ממס רווחי הון במכירת מניות של אותה חברה. אין אומדן להטבה זו.

מבצע "רווחים כלואים" – עד שנת 2011, 'המסלול החלופי' בחוק עידוד השקעות הון אפשר לחברה שהייתה בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, שש או עשר שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו נועדה להעניק דחיית מס – כשבעת חלוקת הרווח, ייגבה מס בשיעור של 10–25 אחוזים (בתוספת מס על דיבידנד). למעשה מעט חברות חילקו דיבידנד, וכך נוצרה התופעה של ה"רווחים הכלואים", מעל ל-120 מיליארד ש"ח שהמס עליהם נדחה משנה לשנה. החל מנובמבר 2012 ולמשך 12 חודשים ניתנה לחברות אפשרות "להפשיר" רווחים אלה בשיעור מס מופחת. מבצע זה הניב הכנסות חד-פעמיות של כ-4.4 מיליארד ש"ח. לכאורה תיקון 68 לחוק עידוד השקעות הון משנת 2011 ביטל את המסלול החלופי, אך מפעלים מאושרים שהיו באמצע תקופת ההטבות לפי הדין טרם התיקון זכאים להטבות אלו עד לתום התקופה, וזאת לפי בחירתם. יוצא שלמרות המבצע של 2012–2013, מצבת הרווחים הכלואים עדיין גדולה ועומדת בשנת 2021 על מעל 100 מיליארד ש"ח. לכן, במסגרת חוק ההסדרים ותקציב המדינה לשנים 2021–2022 מוצע שוב לחברות "להפשיר" רווחים אלה בשיעור מס מופחת.

הטבות לחיסכון ולשוק ההון

קופות גמל וקרנות פנסיה – קופות הגמל הן מכשיר חיסכון לטווח ארוך. חיסכון זה זוכה להקלות מס הן בשלב ההפקדה, הן בשלב הצבירה והן בשלב המשיכה. הטבות המס ניתנות בצורת זיכוי או ניכוי לגבי תשלומי העובד השכיר או העצמאי, ואילו תשלומי המעביד משמשים הוצאה מוכרת למעביד, אך הם אינם הכנסה חייבת בידי העובד. כיום, הפקדת המעביד לפנסיה פטורה עד תקרת שכר של פעמיים וחצי מהשכר הממוצע, ואילו הפקדה על שכר העולה על תקרה זו נחשבת כהכנסת עבודה החייבת במס הכנסה, בדמי הביטוח הלאומי ובמס בריאות. לעומת זאת, עד שנת 2016, הפקדת המעביד לפיצויים הייתה כולה פטורה בידי העובד. החל משנת 2017 הפטור על הפקדה זו מוגבל ל-34,900 ש"ח לשנה (נכון לשנת 2021).

חישוב ההטבה במס הממשלתי בעת ההפקדה – כיוון שאין בנמצא מידע מלא על פעילות של כל עובד ועובד בחשבון קופות הגמל שלו, אין באפשרותנו לחשב במדויק את הטבות המס בגין הפעילות בקופות גמל. החישוב של הטבות המס להפקדות בקופות גמל המובא להלן הוא לכן קירוב ויש להתייחס אליו בהתאם. יש לציין שהטבות המס לקרנות

השתלמות מוצגות בסעיף נפרד. החישוב מבוסס על מודל המס של מנהל הכנסות המדינה, המתאר את התפלגות ההכנסות במשק. על פי אותו מודל מתברר שההכנסה שממנה מפקיד המעביד לפנסיה היא כ-65 אחוזים מההכנסה ברוטו. החישוב מניח עוד שעל ההכנסה הלא מבוטחת מופקדות הפקדות עצמאיות חלקיות. על פי חישוב זה, סך ההטבות, כולל ההטבות בגין רכיב הפיצויים, יסתכם בשנת 2021 בכ-24.1 מיליארד ש״ח, מזה כ 5.6 מיליארד ש״ח הטבות בדמי הביטוח הלאומי (כולל חלקו של המעביד) ובמס בריאות, כך שההטבות במס הכנסה יסתכמו בכ-18.5 מיליארד ש״ח.

חישוב ההטבה בעת הצבירה – הונח שהיתרה בקופות הפנסיה ובביטוחי חיים צוברת תשואה שנתית ראלית נטו של 3.5 אחוזים הפטורה ממס של 25 אחוזים.

ניכוי המס בעת המשיכה – כנגד ההטבות בעת ההפקדה והצבירה, הפנסיה, בניכוי 52 אחוזים מתקרת הקצבה המזכה של 8,460 ש״ח לחודש (נכון לשנת 2021) למי שהגיע לגיל פרישה, חייבת במס בעת המשיכה, על פי שיעור המס השולי. שיעור הניכוי היה 35 אחוזים עד שנת 2011, והוא יעלה בהדרגה עד ל-67 אחוזים החל משנת 2025. כיוון שחלק מהפנסיה פטורה וכיוון שעל מקבלי הפנסיה חל מס שולי נמוך מהמס החל על האוכלוסייה העובדת, שיעור המס הממוצע על הכנסות מפנסיה נמוך במיוחד.

קרנות השתלמות – הפרשת המעביד לקרן השתלמות, בשיעור שאינו עולה על 7.5 אחוזים (או 8.4 אחוזים לעובדי הוראה) מהמשכורת הקובעת (דהיינו – הכנסת עבודה למעט החזר הוצאות ושכר שעות נוספות), פטורה ממס הכנסה (לפי ס' 3(ה) לפקודת מס הכנסה), מדמי הביטוח הלאומי בידי העובד והמעביד וממס בריאות, עד למשכורת מרבית של 15,712 ש״ח (נכון לשנת 2021). תקרת ההטבה צמודה לפעמיים תקרת השכר לצורכי תשלום תוספת יוקר. כדי לזכות בהטבה זו, חייב העובד בהפקדה (מהנטו, דהיינו ללא הטבת מס) השווה לשליש הפקדת המעביד. עצמאי יכול להפקיד 4.5 אחוזים מהכנסתו והפקדה זו תוכר כולה לניכוי. תקרת ההטבה לעצמאי גבוהה מזו של העובד השכיר – 21,920 ש״ח לחודש לעומת 15,712 ש״ח כאמור (נכון לשנת 2021). התקרה לעצמאי שהוא גם שכיר היא 21,920 ש״ח בניכוי השכר שבגינו הפריש מעבידו. התקרה לעצמאי צמודה למדד המחירים לצרכן.

פרט להטבת מס במועד ההפקדה, הריבית והרווחים הנובעים מההפקדות עד התקרה (כולל הפקדת העובד) פטורים ממס (ובלבד שנמשכו במועדים הקבועים בסעיף 9(16א). החל משנת 2003 רווחים שנצברו על הפקדות שבוצעו החל מהמועד האמור, חייבים בשיעור של 25 אחוזים (15 אחוזים עד 2005 ו-20 אחוזים עד 2011), לגבי חלק ההפקדות שעולות על תקרת ההטבה. רווחים בגין הכספים שמקורם בהפקדות לפני 1 בינואר 2003 (כולל חלק ההפקדות העולות על תקרת ההטבה) פטורים ממס.

בשנת 2022, העלות המצטברת של הטבת המס לקרנות השתלמות תעמוד על 10.2 מיליארד ש"ח, לפי הפירוט שלהלן:

העלות המצטברת של הטבת המס לקרנות השתלמות בשנת 2022

(מיליארדי ש"ח)

	גובה ההטבה
בעת ההפקדה – מס הכנסה	5.2
בעת ההפקדה – תשלומי הביטוח הלאומי	2.8
בעת הצבירה	2.2
סה"כ	**10.2**

קופת גמל לתגמולים – קופות גמל לתגמולים הן אפיק חיסכון הוני לטווח בינוני, אשר נפתח למשיכה הונית לאחר 15 שנים או עם הגעה לגיל 60, ובלבד שחלפו חמש שנים מההפקדה הראשונה (המוקדם מביניהם). בשנת 2008, במסגרת הרפורמה בחיסכון הפנסיוני, נקבע כי החל מאותה שנה כל קופות הגמל יהפכו למוצר קצבתי, ובוטלה האפשרות להפקיד כספים למוצרי חיסכון פנסיוני הוניים. לפיכך, כיום לא ניתן להפקיד סכומים הוניים נוספים לקופות הגמל הקיימות לתגמולים.

קופות גמל אלה נהנו מהטבות מס במועד ההפקדה והמשיכה, וכן מהטבות מס בשלב הצבירה בדרך של פטור ממס רווחי הון על הריבית והרווחים שנצברו. בדומה לקרנות השתלמות, החל משנת 2003 רווחים שנצברו על הפקדות שבוצעו החל מהמועד האמור, חייבים בשיעור של 25 אחוזים (15 אחוזים עד 2005 ו-20 אחוזים עד 2011), לגבי חלק ההפקדות שעולות על תקרת ההטבה. רווחים בגין הכספים שמקורם בהפקדות לפני 1 בינואר 2003 (כולל חלק ההפקדות העולות על תקרת ההטבה) פטורים ממס.

מאחר שקופות הגמל לתגמולים האחרונות נפתחו בשנת 2007, ולנוכח העובדה שקופות הגמל לתגמולים הופכות לנזילות לאחר 15 שנה, כיום מרביתם המוחלט של הכספים ההוניים בקופות אלה כבר נזילים וניתנים למשיכה. על אף זאת, קופות הגמל לתגמולים ממשיכות ליהנות גם כיום מפטור ממס רווחי הון בשלב הצבירה על הכספים ההוניים שהופקדו החל משנת 2003.

בשנת 2022, העלות של הטבת המס בעת הצבירה בקופות הגמל לתגמולים תעמוד על כ-1 מיליארד ש"ח.

הכנסות מריבית

החל משנת 2012 מוטל מס בשיעור של 25 אחוזים על הריבית הריאלית באפיקי חיסכון צמודים ומס בשיעור של 15 אחוזים על הריבית הנומינלית באפיקים לא צמודים. בסעיף זה ההטבה נאמדת, לעומת שיעור המס המוגבל של 25 אחוזים על הרכיב הריאלי, והיא כוללת את הניכויים או את הפטורים האלה:

ניכוי לבעלי הכנסות נמוכות – יחיד שהכנסתו והכנסת בן זוגו בשנת 2021 לא עלתה על 62,640 ש"ח, זכאי לניכוי בסך של 9,840 ש"ח מהכנסתו החייבת מריבית.

ניכוי לקשישים – יחיד שבשנת המס 2021 הגיעו הוא או בן זוגו לגיל פרישה, ובשנת 2003 מלאו לאחד מהם 55 שנים, זכאי לניכוי בסך של 13,440 ש״ח מהכנסתו מריבית. יחיד שבשנת המס הגיעו הוא ובן זוגו לגיל פרישה, ובשנת 2003 מלאו להם 55 שנים, זכאי לניכוי בסך של 16,560 ש״ח מהכנסתו מריבית.

פטור לנכים – פטור עד 302,640 ש״ח (נכון לשנת 2021) לנכה ועיוור המקבלים ריבית שמקורה בכספי ביטוח בשל פגיעת גוף.

יש לציין שהאומדן בסעיף זה לא כולל את הפטור על הריבית על פיקדונות תושבי חוץ בבנקים ישראליים ואת הפטור על פיקדונות במט״ח של עולים חדשים.

חלוקת אופציות לעובדים – על פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד אירוע המס לאחר מתן האופציות לעובד. במסלול הרגיל, העובד ישלם אז מס על פי שיעור המס השולי וההכנסה תיחשב כהוצאה המותרת בניכוי בידי המעביד. ואולם, קיים גם ״מסלול רווח הון״ שבו העובד משלם מס בשיעור 25 אחוזים, אך המעביד אינו רשאי לנכות את ההוצאה לצורכי מס. אין אומדן להטבה זו.

רווחה ופיזור אוכלוסייה

פטור ממס הכנסה למלכ״ר – מלכ״רים פטורים ממס על הכנסותיהם שלא מעסק. אין נתונים על היקף ההטבה.

פטור על קצבאות משרד הביטחון – פטור על תגמולים ישירים, הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלמנות ולנכים (למעט רכב, דיור ושיקום).

פטור לקצבאות הביטוח הלאומי

קצבאות ילדים – הפטור חושב בהנחה שכל הקצבה תמוסֶה בידי ההורה עם ההכנסה הגבוהה יותר.

קצבאות זקנה ושאירים – קצבאות זקנה ושארים אינן חייבות במס.

קצבאות אחרות – פטור על קצבאות בגין נכות כללית, פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה, דמי פגיעה בעבודה, דמי לידה ותשלומים למשרתים במילואים חייבים במס.

זיכוי לעולים חדשים – עולים חדשים זכאים לשלוש נקודות זיכוי נוספות ב-18 החודשים הראשונים לעלייתם ארצה, לשתי נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה. אומדן העלות המוצג כאן מתייחס להטבה זו בלבד.

פטור לעולים חדשים ולתושבים חוזרים על ההכנסות מחו״ל – נוסף על הזיכוי לעיל, עולים ותושבים חוזרים זכאים לשורה של הקלות שאין לגביהן אומדן עלות: פטור לעשר שנים על כלל ההכנסות שמקורן בחו״ל של עולה חדש או תושב חוזר ותיק; פטור לחמש שנים על הכנסות פסיביות שמקורן בנכסים בחו״ל שנרכשו לפני חזרתו לארץ של תושב חוזר; פטור לעשרים שנה על הכנסות מריבית מפיקדון במט״ח בבנק ישראלי לעולה חדש ופטור כאמור לחמש שנים לתושב חוזר; פטור על פנסיות מחו״ל בתנאים מסוימים.

החזקת קרוב במוסד – זיכוי בגין הוצאות בשל אחזקת קרוב במוסד, בשיעור של 35 אחוזים מההוצאה העולה על 12.5 אחוזים מההכנסה החייבת. לדוגמה, אדם שילם סכום של 100,000 ש״ח עבור החזקת קרוב במוסד והכנסתו החייבת באותה שנה הייתה 300,000 ש״ח, ייהנה מזיכוי של 21,875 ש״ח, על פי החישוב הזה: 21,875 = 35% * (100,000 - 300,000*12.5%).

הורה שילדו נטול יכולת – נישום המטפל בילד נטול יכולת זכאי ל-2 נקודות זיכוי בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו נטול יכולת.

תרומות – 35 אחוזים זיכוי ליחיד מסכום התרומה (לגבי חברות שיעור הזיכוי היה 35 אחוזים עד שנת 2005 ומשנת 2006 הזיכוי הוא כשיעור מס חברות בשנת מתן התרומה), עד לתִקרה של 30 אחוזים מההכנסה החייבת או עד ל-480,000 ש״ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם. בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל-2 מיליון ש״ח וניתנה אפשרות לפרוס תרומות העולות על תקרה זו לשלוש שנים קדימה. מאז הועלתה התקרה והיא עומדת על כ-9.3 מיליון ש״ח בשנת 2021.

עיוורים ונכים – פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 51,200 ש״ח לחודש, או על הכנסות אחרות עד 6,130 ש״ח לחודש (נכון לשנת 2021).

זיכוי ליישובים ולכוחות הביטחון – ההנחה ממס ניתנת למתגוררים ביישובי פיתוח, שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 7 עד 20 אחוזים בהגבלה של תִקרה. רשימת היישובים הזכאים צומצמה החל מיולי 2003, אך משנת 2005 היא הורחבה, והיא הורחבה שוב באופן משמעותי ברפורמה שנכנסה לתוקף בשנת 2016. ההטבה בסעיף זה כוללת הטבה לתושבי אילת וכן הזיכוי של 5 אחוזים (עד תקרה) מהמשכורת המיוחדת בגין תוספת רמת פעילות א׳ של כוחות הביטחון.

מעבידים באילת – כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20 אחוזים מההכנסה החייבת של עובדיהם, עד לתִקרת המס שנוכּה משכר עובדים אלה. החל משנת 2003, הטבה זו אינה ניתנת בשל העסקת קרוב או בעל שליטה בחברה המעבידה. החל משנת 2006 הוגבל הזיכוי למס הכנסה שנוכה מכל עובד בנפרד. יש לציין עוד שהפטור ממע״מ באילת אינו נכלל בסעיף זה, אלא בהטבות במיסים עקיפים (בהמשך הפרק).

הטבות למשפחה

משפחות חד הוריות וגרושים – נקודת זיכוי אחת ניתנת לראש משפחה חד-הורית (נוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג הקודם.

נשים – נשים, בחישוב נפרד, זכאיות לחצי נקודת זיכוי נוספת; נשים בחישוב מאוחד זכאיות לאותה הטבה, בתנאי שהן ״בן הזוג הרשום״.

ילדים להורים עובדים – אישה עובדת, בחישוב נפרד, הייתה זכאית עד ליולי 1990 לנקודת זיכוי אחת בשל כל אחד מילדיה, שלא מלאו לו עדיין 18 שנה. מאז יולי 1990 ועד שנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי-זוגי בלבד, בעוד שאֵם או אב חד-הוריים המשיכו ליהנות מנקודת זיכוי מלאה עבור כל ילד. החל משנת המס 1996 שוב נִתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד, למעט ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בשל ילדיו שלא מלאו להם 18 שנה. החל משנת 2012, אימהות לילדים עד גיל 5 נהנות מנקודת זיכוי נוספת, כדי להתחשב בהוצאות ההשגחה, ולראשונה, אבות לפעוטות עד גיל 3, נהנים אף הם נקודות זיכוי נוספות בגין ילדיהם. בשנת 2017, הורחב שוב הזיכוי והורים, הן גברים והן נשים, זכאים ל-2.5 נקודות זיכוי בגין כל ילד עד גיל 5.

בן זוג שאינו עובד – אדם שכלכלת בן זוגו מוטלת עליו והנישום או בן זוגו הם נכים או הגיעו לגיל פרישה, זכאי לנקודת זיכוי אחת.

משלמי מזונות – על פי ס׳ 40(ב)(2) לפקודת מס הכנסה, הורים גרושים המשלמים מזונות לילדיהם זכאים לנקודת זיכוי אחת או לחלק ממנה לפי חלקם בהוצאות הכלכלה של ילדיהם.

הטבות שונות במס הכנסה

הכנסות מהימורים, הגרלות ופרסים – כל זכייה העולה על 30,000 ש״ח חויבה ב-35 אחוזי מס, זכייה שאינה עולה לכדי 30,000 ש״ח פטורה ממס.

שכר דירה – שכר דירה מהשכרת דירת מגורים פטור ממס עד לסכום חודשי של 5,070 ש״ח. מעל לסכום זה פוחת הפטור שקל כנגד שקל. לדוגמה, על הכנסה של 6,070 ש״ח ייּנתן פטור רק עד 4,070 ש״ח.

עידוד בניית דירות להשכרה – עסק שיש בבעלותו בניין שבנייתו הסתיימה בשנת 2007 ואילך ואשר 50 אחוזים מדירותיו מושכרות למגורים במשך חמש שנים לפחות מתוך שבע השנים הראשונות לתום הבנייה תמורת דמי שכירות העומדים במגבלות מסוימות, זכאי לשיעור פחת של 20 אחוזים על הבניין ולשיעורי מס על הכנסה חייבת או שבח ריאלי של 11 אחוזים במקרה של חברה ושל 20 אחוזים במקרה של יחיד.

חיילים משוחררים – חיילים ומתנדבים בשירות לאומי ששירתו 23 חודשים לפחות זכאים לשתי נקודות זיכוי נוספות לתקופה של שלוש שנים מיום שחרורם. מי ששירת בין 12 ל-23 חודשים זכאי לנקודת זיכוי אחת.

סטודנטים – החל משנת 2005 ניתנת חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר B.A. או תעודת הוראה (לרבות לימודי מקצוע בהיקף של 1,700 שעות אקדמיות) ולמשך שנתיים נוספות למקבלי תואר M.A., אשר סיימו את לימודיהם בשנת 2005 ואילך. החל משנת 2008 הוכפלה ההטבה למקבלי תואר B.A. ותעודת הוראה, אשר סיימו את לימודיהם בשנת 2007 ואילך, לנקודת זיכוי שלמה. על פי הצעת התקציב לשנים 2013—2014, הציעה הממשלה לבטל הטבה זו החל משנת 2014, אך על פי הנוסח שאושר בכנסת חל רק צמצום בהיקף ההטבה בהוראת שעה עד סוף 2022.

ספורטאים ועיתונאים זרים – אלה זכאים לנכות מהכנסתם החייבת את דמי השכירות ואת הוצאות האירוח ששילמו בישראל. על הכנסתם לאחר ניכויים אלה, עליהם לשלם מס בשיעור של 25 אחוזים בלבד. לגבי ספורטאים, הטבות אלה חלות על הכנסה מעיסוק בספורט במשך 48 חודשים, ואילו לגבי עיתונאים ההטבות חלות על הכנסה מעבודה עיתונאית במשך 36 חודשים. על פי הצעת התקציב לשנת 2015 שהוגשה באוקטובר 2014, הציעה הממשלה לבטל הטבה זו החל משנת 2015, אך הצעה זו לא אושרה.

קרנות וגופים מוטבים

קרן קיסריה אדמונד בנימין דה רוטשילד – הקרן, המפתחת את אדמות קיסריה, פטורה ממס הכנסה וממס שבח בתוקף הסכם משנת 1962 עם שר האוצר. על פי דוח מבקר המדינה לשנת 2012, רשות המיסים דרשה מהקרן תשלום של 145 מיליון ש״ח בשנת 2010 בגין השנים 2004—2008. ברשות טענו שהקרן חייבת במס חברות בגין מכירת קרקעות ומס על רווחים מניהול השקעות פיננסיות. העניין עומד בבית המשפט.

האקדמיה הלאומית הישראלית למדעים – על פי סעיף 8 לחוק באותו שם, האקדמיה פטורה מכל מס.

קרן וולף – על פי סעיף 4 לחוק באותו שם, הקרן פטורה מכל מס.

קרן המדע הדו-לאומית של ארה״ב וישראל – הקרן פטורה ממס שבח, ממס רכישה וממס מעסיקים. שתי קרנות דו-לאומיות ארה״ב-ישראל נוספות (למו״פ תעשייתי ולמו״פ חקלאי) נהנות מאותן ההטבות.

המרכז הישראלי לקידום תרבות האדם – זהו מכון וון ליר, שחוק משנת 1958 קבע לגביו שנכסיו ועסקאותיו יהיו פטורים מכל מס, אגרה וארנונה.

יש גופים נוספים הנהנים אף הם מהטבות מס, וביניהם מרכזי הנצחה לזכרם של יצחק רבין ומנחם בגין, מוסדות להנצחת דוד בן גוריון ויד יצחק בן צבי.

הסוכנות היהודית – על פי ס' 11 לאמנה משנת 1979 בין ממשלת ישראל לסוכנות היהודית לארץ ישראל, הסוכנות ושאר מוסדותיה פטורים מכל מס ממשלתי.

קרן חינוך ארה"ב – ישראל – ההסכם לשילובה של ישראל בתוכנית פולברייט לחילופי סטודנטים ומרצים מצטיינים נחתם על ידי שתי המדינות בשנת 1956. במסגרת ההסכם הוקמה קרן החינוך ארצות הברית-ישראל (USIEF). חוק שהתקבל ב-2017 נתן תוקף חוקי להסכם. החוק פוטר את הקרן ממס עקיף ואת עובדיה ומקבלי מענקים מטעם הקרן ממס הכנסה.

יש גופים נוספים הנהנים אף הם מהטבות מס, וביניהם הקרן הדו-לאומית למחקר ולפיתוח תעשייתיים, קרן גרמניה-ישראל למחקר ולפיתוח מדעי, קרן המדע הדו-לאומית, מרכזי הנצחה לזכרם של יצחק רבין ומנחם בגין, מוסדות להנצחת דוד בן גוריון ויד יצחק בן צבי.

טובות הנאה (Fringe Benefits)

טובות הנאה הן תמורות לא כספיות שמעסיק מעניק לעובדיו, כגון העמדת דירת מגורים, רכב צמוד או הלוואה בריבית מסובסדת. פטור או מיסוי חלקי של טובות הנאה ייחשבו כהטבת מס.

רכב צמוד – הטבת המס ברכב צמוד היא ההפרש בין ערך התועלת לעובד לבין תוספת ההכנסה שנלקחת בחשבון לצורכי מס. לדוגמה, בעלי רכב צמוד מקבוצה 2 (כגון מזדה 3 או פורד פוקוס) התחייבו, בשנת 2007 במס על הכנסה זקופה של 1,330 ש"ח לחודש בלבד, בעוד שתועלתם משימוש פרטי ברכב נאמדה ב-2,700 ש"ח עד 3,000 ש"ח לחודש. זקיפת ההכנסה בגין רכב צמוד עלתה בשנת 2008 (ל-1,570 ש"ח לחודש לרכב מקבוצה 2) והיא המשיכה לעלות בהדרגה בשנים 2009–2011 (עד לכ-2,500 ש"ח לחודש לרכב מקבוצה 2). בכך צומצמה הטבת המס בסעיף זה מ-2.5 מיליארד ש"ח בשנת 2007 ל-0.4 מיליארד ש"ח בשנת 2022.

חניה במקום העבודה – עובד שמעסיקו העמיד לרשותו מקום חניה אינו חייב בתשלום מס בגין הטבה זו.

הטבות במיסי נדל"ן

הטבות במס רכישה – מס רכישה מופחת לנכה, נפגע, בן משפחה של נִסְפֶּה, עולה חדש (עד תִקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל. לנוכח הרחבת מדרגות מס הרכישה החל משנת 2007, הטבות אלו זניחות.

הטבות במס שבח

מס שבח לדירות מגורים – לפי נוסח חוק מס שבח עד שנת 2013, רשאי היה בעל דירת מגורים אחת למכור אותה אחת ל-18 חודשים בפטור מלא ממס שבח. מי שברשותו יותר מדירת מגורים אחת, היה רשאי למכור, בפטור ממס, דירת מגורים אחת, פעם בארבע שנים. החל משנת 2014 בוטל הפטור (וחויב השבח שיצמח החל משנה זו) לגבי בעלי דירה נוספת, והפטור לדירה יחידה הוגבל לערך דירה של 4.5 מיליון ש"ח.

מס שבח לנכסים היסטוריים – על פי ס' 48א(ד)(1) לחוק מיסוי מקרקעין (שבח ורכישה), נכסים שנרכשו עד 1960 חייבים בעת מכירתם במס שבח מוגבל, בין 12 אחוזים ל-24 אחוזים בלבד. החל משנת 2005 צומצמה הטבה זו בהדרגה לגבי חברות ולגבי יחידים שקיבלו את הזכות במקרקעין בפירוק חברה. לגבי יחידים ואחרים (כגון אגודות שיתופיות) צומצמה ההטבה החל משנת 2011 עד שבוטלה לגמרי בשנת 2015.

הטבות נוספות במסי נדל"ן – קיימות הטבות מס נוספות (לדוגמה לקרנות ריט, שהן קרנות סחירות המשקיעות בנדל"ן מניב באמצעות הבורסה, לפרויקטים של פינוי-בינוי או לפרויקטים לחיזוק מבנים קיימים בפני רעידות אדמה) אך אין לגביהן אומדני עלות.

תחזית ההטבות במיסים עקיפים

בשנים 2021 ו-2022 יסתכמו ההטבות במיסים עקיפים ב-11.0 מיליארד ש"ח, ו-11.5 מיליארד ש"ח בהתאמה. כ-59 אחוזים מההטבות בשנת 2022 יהיו במע"מ. עלות ההטבות במיסים עקיפים ירדה בשנת 2020 בשל משבר הקורונה, במיוחד בשני תחומים – תיירות (פטור ממע"מ על תיירות נכנסה, פטור ממע"מ באילת ופטור ממס ב-Duty free) ותחבורה (הסדר הסולר).

מכס ומס קנייה

סולר – על פי הסדר הסולר, מפעלים תעשייתיים, מובילים והתחבורה הציבורית נהנים מהחזר חלקי של המס על סולר. על פי המתווה שאושר ב-2018, ההטבה למובילים תקטן בהדרגה עד לביטולה ב-2026.

עולים חדשים – עד לשנת 2004 עולה חדש שילם מס מופחת בשיעור של 25 אחוזים + מע"מ בעת רכישת רכב בנפח מנוע של עד 1750 סמ"ק ו-50 אחוזים + מע"מ בעת רכישת רכב בנפח מנוע גדול יותר (זאת בהשוואה לשיעור המס הכללי של 95 אחוזים עד 109 אחוזים). החל משנת 2005 שיעור המס הוא 50 אחוזים + מע"מ, ללא הבדל נפח מנוע. כמו כן בוטל, החל משנת 2005, הפטור ממע"מ שניתן לעולים ולתושבים חוזרים בעת רכישת רהיטים שיוצרו בישראל.

תושבים חוזרים –תושבים חוזרים ששהו מעל לשש שנים בחו"ל זוכים להטבות במכס ובמס קנייה.

תיירים – ישראלים מעל גיל שנתיים החוזרים מחו"ל, פטורים ממכס וממס קנייה על סחורה שהביאו עימם לצריכה עצמית, בשווי של עד 200 דולר. בנוסף לכך, נכנס מעל לגיל 18 זכאי לייבא כמות מוגבלת של אלכוהול וסיגריות. עיקר ההטבה היא בגין ייבוא סיגריות. החל מאפריל 2013 צומצם ייבוא הסיגריות בפטור משתי חבילות לחבילה אחת.

אביזרי בטיחות לרכב – מערכת הזיכויים בגין אביזרי בטיחות עברה רפורמה מקיפה באוגוסט 2013, ונכנסו טכנולוגיות חדשות לרשימת המערכות שבגינן ניתנת הטבה במס קנייה.

מס קנייה מופחת על רכבים היברידיים, פלאג-אין וחשמליים – בשנת 2021 חל שיעור מס של 83 אחוזים בניכוי זיכוי ירוק על כלי רכב עם מנוע בעירה פנימית. לעומתם, על כלי רכב היברידיים, פלאג-אין וחשמליים חלים שיעורי מס מופחתים של 50, 30 ו-10 אחוזים בהתאמה. על פי המתווה שאושר ביוני 2019, הטבה זו תצומצם בשנים הבאות ואף תבוטל לגבי כלי רכב היברידיים ופלאג-אין.

מוניות – על כלי רכב המשמשים כמוניות חל מס קנייה מוגבל של 8 אחוזים.

פטורים מותנים – ניתנים במכס ובמס קנייה במקרים כגון פטור למוסדות להשכלה גבוהה על ייבוא חומר מדעי וחינוכי, פטורים על פי אמנות בין-לאומיות או פטור למוסדות בריאות.

מע"מ

שם המס – מס ערך מוסף, עלול להטעות. מע"מ אינו מס על ערך מוסף, אלא מס על הצריכה המקומית, ולכן הטלת שיעור אפס על הייצוא או הפטור על הצריכה של ישראלים בחו"ל (ייבוא שירותי תיירות) אינה נחשבת הטבות מס. לעומת זאת, שיעור מס אפס על מתן שירותי תיירות בישראל לתושבי חוץ, שהוא ייצוא שייחודו הוא שהוא ניתן בארץ, נחשב כהטבת מס. הטבות המס בתחום המע"מ כוללות, בנוסף למע"מ בשיעור אפס על הצריכה של תיירים זרים

בבתי מלון (וכן על רכישת שירותים ומוצרים נוספים על-ידי תיירים זרים) גם מע"מ בשיעור אפס על צריכת פירות וירקות טריים, הפטור ממע"מ על הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות) וכן הפטור על רכישות עד 75 דולר מאתרי אינטרנט בחו"ל.

אומדן הטבת המס מחושב לעומת שיעור המע"מ הסטנדרטי – 17 אחוזים.

תחזית הטבת המס באגרות

שימוש בתדרים על יד מערכת הביטחון – החל משנת 1994 מוטלת אגרה על המשתמשים האזרחיים בתדרים לשידור, ובשנת 1995 הורחבה תחולתה לחברות הטלוויזיה בכבלים. מערכת הביטחון (כולל המשטרה), המשתמשת העיקרית בתדרים, ממשיכה ליהנות מפטור.

רישוי רכב נכים – משרד התחבורה מעניק הנחות באגרת רכב לכ-150,000 נכים.

רישוי רכב ורישיון נהיגה למשרתי במילואים – משרתי מילואים נהנים אף הם, במגבלות, מהנחה באגרת רישוי רכב ובאגרת רישיון נהיגה.

תחזית הטבות המס לשנת הכספים 2022

(מיליוני ש״ח)

נושא	סכום בשנת 2022
סך הכול	**80,540**
חלק ראשון: מסים ישירים	**68,140**
א. הטבות לגורמי ייצור	**6,380**
1. החוק לעידוד השקעות הון	5,500
2. חוק האנג׳לים	
3. מחקר ופיתוח, חיפושי נפט וסרטים	..
4. זיכוי לעובדי משמרות	130
5. החוק לעידוד התעשייה	..
6. פחת מואץ	
7. פטור השתתפות	..
8. מבצע רווחים כלואים	750
ב. הטבות לחיסכון ולשוק ההון	**33,280**
1. פנסיה (הפקדה וצבירה, בניכוי משיכה)	25,800
- הטבות בעת ההפקדה	19,000
- הטבות בצבירה	13,500
- בניכוי מיסוי בעת המשיכה	-6,700
2. קרנות השתלמות (הפקדה וצבירה)	7,330
- הטבות בעת ההפקדה	5,170
- הטבות בצבירה	2,160
3. הכנסה מריבית	150
4. מיסוי אופציות לעובדים במסלול הוני	..
ג. רווחה ופיזור אוכלוסייה	**8,660**
1. פטור ממס הכנסה למלכ״ר	..
2. פטור לקצבאות משרד הביטחון	670
3. פטור לקצבאות הביטוח הלאומי	2,560
- קצבאות ילדים	1,050
- קצבאות זקנה ושארים	1,440
- קצבאות אחרות	70
4. זיכוי לעולים חדשים	60

נושא	סכום בשנת 2022
5. פטור לעולים חדשים ולתושבים חוזרים על הכנסות מחו"ל	..
6. זיכוי בשל החזקת קרוב במוסד	30
7. זיכוי להורה שילדו נטול יכולת	140
8. זיכוי בשל תרומות	570
9. זיכוי לתושבים באזורי פיתוח	2,700
10. הטבות לעיוורים ולנכים	1,860
11. זיכוי למעבידים באילת	70
ד. הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**8,480**
1. זיכוי למשפחות חד-הוריות	230
2. חצי נקודת זיכוי לנשים	1,300
3. זיכוי להורים בגין ילדים	6,900
4. זיכוי בגין בן זוג לא עובד	30
5. זיכוי למשלמי מזונות	20
ה. הטבות שונות במס הכנסה	**5,440**
1. הכנסות מהימורים	2,150
2. פטור להשכרת דירות מגורים	2,970
3. עידוד בניית דירות להשכרה	80
4. חיילים משוחררים	180
5. סטודנטים	50
6. ספורטאים זרים	10
ו. קרנות וגופים מוטבים	
1. קרן קיסריה	..
2. האקדמיה הלאומית הישראלית למדעים	..
3. קרן וולף	..
4. קרן המדע הדו-לאומית של ארה"ב וישראל	..
5. המרכז הישראלי לקידום תרבות האדם (מכון וון ליר)	..
6. חברת קו צינור אילת-אשקלון (קצא"א)	..
7. הסוכנות היהודית	..
ז. טובות הנאה (Fringe Benefits)	**1,900**
1. רכב צמוד	400
2. חניה במקום העבודה	1,500
ח. הטבות במיסי נדל"ן	**4,000**

נושא	סכום בשנת 2022
1. הנחות במס רכישה	
2. פטור ממס שבח לדירת מגורים	4,000
3. מס שבח מוגבל לנכסים היסטוריים	
חלק שני : מסים עקיפים	**11,470**
א. מכס ומס קנייה	**4,710**
1. הסדר הסולר	2,950
2. עולים חדשים	50
3. תושבים חוזרים	10
4. תיירים ישראלים	470
5. אביזרי בטיחות לרכב	490
6. מס קנייה מופחת על רכבים היברידיים, פלאג-אין וחשמליים	450
7. מס מוגבל למוניות	260
8. פטורים מותנים	30
ב. מע"מ	**6,760**
1. פירות וירקות	4,170
2. שירותי תיירות	660
3. חוק אילת	830
4. רכישות מחו"ל דרך האינטרנט	1,100
חלק שלישי : אגרות	**930**
1. שימוש בתדרים על יד מערכת הביטחון	620
2. רישוי רכב נכים	300
3. רישוי רכב ורישיון נהיגה למשרתי במילואים	10

מקור : אגף הכלכלן הראשי.

לגבי הטבות בהן רשום '..' - המשמעות היא שבסיס הנתונים לא מאפשר לאמוד את עלות ההטבה.

חלק ה

נספחים

עקרונות חוק התקציב

מסמכי חוק התקציב

הצעת חוק התקציב לשנת הכספים 2022, התשפ״א-2021

מחירי התקציב

לוחות התקציב

עקרונות חוק התקציב

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. בהתאם להוראות החוק, תקציבי המדינה לשנת הכספים 2021 ולשנת הכספים 2022 מוגשים זה לצד זה במתכונת חד-שנתית.

חוק יסודות התקציב, התשמ"ה-1985 (להלן - חוק יסודות התקציב) הוא שהניח את היסודות לחוקי התקציב השנתיים, כדלקמן:

- הפרטים והמבנה של חוק התקציב השנתי.

- סמכויות הממשלה לשנות במהלך השנה את התקציב ואת התחומים שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת.

- דרכי השימוש ברזרבות.

- עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו.

- מגבלות האשראי על הרשויות המקומיות ועל הגופים המתוקצבים

- הוראות מיוחדות לגבי הגופים המתוקצבים.

בהתאם לאמור בחוק היסוד ובחוק יסודות התקציב, מוצעים חוקי התקציב לשנות הכספים 2021 ו-2022, הקובעים את ההוצאה המרבית שהממשלה מורשית להוציא בכל אחת משנות הכספים האמורות ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק.

בנוסף לכך נקבעו בחוק גם סכומים מרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח האדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות, והם מפורטים בתוספת הראשונה לחוק.

בתוספת השנייה לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב, מוסמך להתקין תקנות והוראות מנהל לביצועו.

חוק ההרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים לכל היותר את הסכומים הנקובים בו, אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח האדם.

הוצאה

תקציב ההוצאה לשנה מסוימת מתיר לממשלה להוציא באותה השנה סכום שחלוקתו מופיעה בטור הראשון של התוספת הראשונה לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

הרשאה נוספת המותנית בקבלת הכנסות מגורמים חוץ-ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של התוספת הראשונה.

הרשאה להתחייב

בנוסף למגבלה על ההוצאה בפועל, החוק מגביל התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של התוספת הראשונה, מציינת את הסכום המרבי שהממשלה רשאית להתחייב עליו באותה התכנית במהלך שנת הכספים, גם אם יתבצע התשלום בשנים הבאות. הסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב-שנתיות בפיקוח תקציבי נאות.

לגבי התכניות בתקציב הרגיל, שבהן לא נקוב סכום הרשאה להתחייב אלא סכום הוצאה ו/או הוצאה מותנית בהכנסה, ניתן להתחייב בגובה הסכומים האלה אם ההוצאה תיעשה במרוצת אותה שנת הכספים או בשנת הכספים שלאחריה.

שיא כוח האדם

מספר שיא כוח האדם המרבי שהממשלה רשאית למלא בשנה מסוימת מופיע בטור הרביעי של התוספת הראשונה.

בסיס ההוצאה בתקציב

בסיס מזומנים

חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן או זיכוי של החשב הכללי.

בסיס ביצוע

כדי לאפשר למפעלים העסקיים, המוכרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי, הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, ההוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה או משנתקבל השירות או הנכס, בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו הבסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

רזרבות

בתוספת הראשונה קיימת הרזרבה הכללית. כמו כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות ואת היעדים להוצאת סכומי הרזרבות.

שימוש בעודפי השנה הקודמת

כספים שלא הוצאו בשנה מסוימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש יתווסף לסכומים המאושרים בתקציב השנה השוטפת.

שינויים בחוק התקציב במהלך שנת הכספים

חוק יסודות התקציב מאפשר ביצוע שינויים במהלך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק מחייבים את אישורה המוקדם של הוועדה.

דוח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דוח על התקבולים, על ההוצאות ועל מילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים. בנוסף לכך, על השר להגיש לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע 'חוק יסודות התקציב' ו'חוק התקציב'. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות וכן להאציל את סמכויותיו לפי 'חוק יסודות התקציב', לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות.

פיקוח על הביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, העמידה במסגרת התקציב המאושר והתקנת התקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. החשב הכללי פועל באמצעות חשבי המשרדים הצמודים למשרדים השונים והם אחראים ישירות בפניו וכפופים לו מבחינה ארגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע תקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים המתוקצבים, לרשויות המקומיות ולגופים הנתמכים, מקנים סמכויות ביצוע לשר האוצר, ובנוסף אליו – גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע 'חוק התקציב' נתונה בידי מבקר המדינה, המגיש את הדין וחשבון השנתי שלו לכנסת. ההערות וההמלצות של מבקר המדינה הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים ועל הוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נידונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב השנתי מפרטת את סך ההוצאה השנתית שמותר לממשלה להוציא בכל אחת משנות הכספים. בנוסף לכך מפורטים בהצעה תקציב ההוצאה המותנית בהכנסה, ההרשאה להתחייב, שיא כוח האדם ותקציבי המפעלים העסקיים.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

בתוספת הראשונה מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם של הממשלה. בפירוט תקציב ההוצאות, מורכבת התוספת הראשונה משני חלקים:

חלק א: התקציב הרגיל

תקציב זה מסווג לפי תחומי משרדי המטה, הביטחון והסדר ציבורי, השירותים החברתיים, תשתיות, ענפי המשק, הוצאות אחרות ותשלומי ריבית.

חלק ב: תקציב פיתוח וחשבון הון

חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

התקציב לחישוב מגבלת ההוצאה

בהתאם לחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992, התקציב לחישוב ההוצאה הממשלתית המותרת הוא תקציב ההוצאה (ללא הוצאה המותנית בהכנסה) בחלק א ובחלק ב כאמור, בניכוי תשלום חובות למעט תשלום חובות לביטוח הלאומי.

תחזית התקבולים והמלוות

תחזית ההכנסות מחולקת גם היא לשני חלקים:

חלק א: תקבולים שוטפים

חלק זה כולל את המסים על הכנסה ורכוש, מסים על הוצאה, אגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים שונים.

חלק ב: תקבולים ממלוות וחשבון הון

חלק זה כולל את החזרי ההשקעות של הממשלה ופירעון ההלוואות שהיא נתנה, הפרשות לפנסיה ולפיצויים, הכנסות הון, מלוות שקיבלה הממשלה בארץ ומלוות ומענקים שקיבלה מחו"ל.

תחזית הטבות המס

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במסים ישירים, הטבות במסים עקיפים והטבות באגרות.

התוספת השנייה

תוספת זו כוללת את פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח האדם של המפעלים העסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

תחזית תקבולים של המפעלים העסקיים

חלק זה כולל את תקבולי המפעלים העסקיים (כמו לשכת הפרסום הממשלתית ומנהל מקרקעי ישראל). התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך הם אינם כלולים באומדן התקבולים והמלוות בתוספת הראשונה.

תחזית ההוצאות של המפעלים העסקיים

חלק זה כולל את אומדני ההוצאות של המפעלים העסקיים.

הצעת חוק התקציב לשנת הכספים 2022, התשפ"ב

פרק א': פרשנות

הגדרות 1.(א) בחוק זה -

"חוק יסודות התקציב" - חוק יסודות התקציב, התשמ"ה-1985[1];

"סעיף תקציב" – סעיף בתוספת הראשונה או בתוספת השנייה הקובע את ההוצאות של משרד ממשלתי, של רשות ציבורית או של גוף ציבורי או של נושא בעל היקף או חשיבות המצדיקים את קביעתו בסעיף נפרד, המחולק לתחומי פעולה לפי הצורך;

"שנת הכספים 2022" - התקופה המתחילה ביום כ"ח בטבת התשפ"ב (1 בינואר 2022) ומסתיימת ביום ז' בטבת התשפ"ג (31 בדצמבר 2022);

"תחום פעולה" - חלק של סעיף תקציב המוקצה לעניין מסוים, המחולק לתכניות לפי הצורך;

"תכנית" – חלק של תחום פעולה המוקצה לעניין מסוים.

(ב) לכל מונח אחר בחוק זה תהיה המשמעות הנודעת לו בחוק יסודות התקציב.

פרק ב': התקציב לשנת הכספים 2022

תקציב ההוצאה לשנת הכספים 2022 2.(א) הממשלה רשאית להוציא בשנת הכספים 2022 סכום של 562,934,898,000 שקלים חדשים (להלן – תקציב ההוצאה לשנת 2022), המורכב מתקציב רגיל בסך 391,153,102,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 171,781,796,000 שקלים חדשים.

(ב) חלוקת תקציב ההוצאה לשנת 2022 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו "הוצאה".

---

[1] ס"ח התשמ"ה, עמ' 60.

תקציב ההוצאה המותנית בהכנסה לשנת הכספים 2022	3.(א)	נוסף על תקציב ההוצאה לשנת 2022, רשאית הממשלה להוציא בשנת הכספים 2022, כהוצאה מותנית בהכנסה כמשמעותה בסעיף 5(א) ו-(ב) לחוק יסודות התקציב (להלן - תקציב ההוצאה המותנית בהכנסה לשנת 2022), סכום של 41,326,562,000 שקלים חדשים, המורכב מתקציב רגיל בסך 31,381,916,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 9,944,646,000 שקלים חדשים.
	(ב)	חלוקת תקציב ההוצאה המותנית בהכנסה לשנת 2022 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו "הוצאה מותנית בהכנסה".
הרשאה להתחייב לשנת הכספים 2022	4.	הממשלה רשאית להתחייב בשנת הכספים 2022, בגבולות הסכומים הנקובים בתוספת הראשונה ביחס לכל סעיף תקציב, תכנית ותחום פעולה, בטור שכותרתו "הרשאה להתחייב".
שיא כוח אדם לשנת הכספים 2022	5.(א)	הממשלה רשאית, בשנת הכספים 2022, למלא משרות עד לשיא כוח אדם של 95,928 משרות.
	(ב)	חלוקת שיא כוח האדם האמור בסעיף קטן (א) לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו "שיא כוח אדם" ובטור שכותרתו "משרות עב"צ (עבודה בלתי צמיתה)".
מפעלים עסקיים - תקציב, הרשאה להתחייב, שיא כוח אדם ותחזית תקבולים לשנת הכספים 2022	6.(א)	נוסף על תקציב ההוצאה לשנת 2022 ועל תקציב ההוצאה המותנית בהכנסה לשנת 2022, רשאית הממשלה להוציא בשנת הכספים 2022 במסגרת תקציב מפעלים עסקיים סכום של 26,828,235,000 שקלים חדשים; חלוקת הסכום האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השנייה, בטור שכותרתו "הוצאה".
	(ב)	נוסף על ההרשאה להתחייב כאמור בסעיף 4, רשאית הממשלה בשנת הכספים 2022 להתחייב במסגרת תקציב מפעלים עסקיים, בגבולות הסכומים הנקובים בתוספת השנייה ביחס לכל סעיף תקציב, תחום פעולה ותכנית, בטור שכותרתו "הרשאה להתחייב".

(ג)   נוסף על מספר המשרות שהממשלה רשאית למלא בשנת הכספים 2022 לפי סעיף 5(א), רשאית הממשלה בשנת הכספים 2022 למלא משרות במפעלים עסקיים עד לשיא כוח אדם של 36,403 משרות; חלוקת שיא כוח האדם האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השנייה, בטור שכותרתו "שיא כוח אדם" ובטור שכותרתו "משרות עב"צ (עבודה בלתי צמיתה)".

(ד)   תחזית התקבולים לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2022, היא כמפורט בתוספת השנייה.

פרק ד': הוראות שונות

תחולת חוק יסודות התקציב	7.	אין בהוראות חוק זה כדי לגרוע מהוראות חוק יסודות התקציב, וכל שינוי בסכומים הנקובים בחוק זה ובאופן חלוקתם ייעשה בהתאם להוראות החוק האמור.
תחילה	8.	תחילתו של חוק זה ביום כ"ח בטבת התשפ"א (1 בינואר 2022).
פרסום	9.	חוק זה יפורסם ברשומות בתוך שלושה חודשים מיום קבלתו.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי שקלים. הנתונים לגבי הצעות התקציב לשנת הכספים 2022 הם במחירים של ממוצעים משוערים לתקופה ינואר–דצמבר 2022. הנתונים המתייחסים לשנות הכספים 2020 ו-2021 נקובים במחירי התקציב המקורי לשנים אלו. מקדמי המעבר לשנת 2020 מוצגים למרות שלא חוקק חוק תקציב עבור שנה זו, מאחר והם משמשים למעבר ממחירי תקציב 2019 למחירי תקציב 2021 ו 2022.

מקדמי המעבר לשנות הכספים 2020 עד 2022 ממוצע לעומת ממוצע

(באחוזים)

	2022	2021	2020
קניות	0.0	0.0	0.0
השכר הממשלתי	0.8	0.8	3.1
מטבע חוץ (דולר)	0.0	-5.7	-3.0
מטבע חוץ (אירו)	0.0	0.0	-2.5

מקור: משרד האוצר

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה בכל אחת משנות התקציב הבאות. משום כך אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לשינוי מחירים בשנים הבאות.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

לוחות התקציב

סך תקני כוח אדם לשנת הכספים 2022

סך תקני כוח אדם	עבודה בלתי צמיתה במונחי משרות	שיא כוח אדם		
132,331	4,859	127,472	סך-הכול כללי	
====	====	======	========	
95,928	4,859	91,069.5	סך-הכול משרדי הממשלה	
--------------	---------------	--------------	-------------------------------	
81		80.5	נשיא המדינה ולשכתו	01
893	68	825	הכנסת	02
2,632	834	1,798.5	משרד ראש הממשלה	04
7,596		7,596	משרד האוצר	05
749	38	711.5	משרד הפנים	06
42,887	1,714	41,172.5	המשרד לביטחון הפנים	07
9,811	830	8,980.5	משרד המשפטים	08
1,094	30	1,063.5	משרד החוץ	09
73		73	המטה לביטחון לאומי	10
604		604	מבקר המדינה	11
33		33	בחירות ומימון מפלגות	14
2,251	73	2,178	משרד הביטחון	15
40		39.5	הוצאות חירום אזרחיות	16
267		267	תיאום הפעולות בשטחים	17
264		264	משרד החדשנות המדע והטכנולוגיה, משרד התרבות והספורט	19
2,439		2,438.5	משרד החינוך	20
530	25	504.5	המשרד לשירותי דת	22
3,558	20	3,537.5	משרד הרווחה	23
8,408	791	7,617	משרד הבריאות	24
106		106	הרשות לזכויות ניצולי השואה	25
583		582.5	המשרד להגנת הסביבה	26
559		559	משרד הבינוי	29
480	22	457.5	המשרד לקליטת העלייה	30

סך תקני כוח אדם	עבודה בלתי צמיתה במונחי משרות	שיא כוח אדם		
72		72	הוצאות ביטחוניות שונות	31
1,682	216	1,466	משרד החקלאות ופיתוח הכפר	33
356		355.5	משרד האנרגיה והמים	34
1,475		1,475	משרד הכלכלה	36
176		176	משרד התיירות	37
609		608.5	תמיכות בענפי משק	38
165	3	161.5	משרד התקשורת	39
930		929.5	משרד התחבורה והבטיחות בדרכים	40
201	5	196	הרשות הממשלתית למים וביוב	41
220		219.5	המרכז למיפוי ישראל	43
1,043	0	1,042.5	רשויות הפיקוח	54
2,130		2,129.5	רשות האוכלוסין, ההגירה ומעברי הגבולות	68
939	190	749	רזרבה כללית	47
36,403		**36,402.5**	**סך-הכול מפעלים עסקיים**	
--------------	--------------	--------------	------------------------------	
125		124.5	מפעלי משרד רוה"מ והאוצר	89
4,371		4,371	בתי חולים לבריאות הנפש	93
31,107		31,107	בתי חולים ממשלתיים	94
7		7	נמל חדרה	95
793		793	רשות מקרקעי ישראל	98

תקציב ההוצאות ברוטו לשנות הכספים 2020-2022
(באלפי ש"ח)

הצעת התקציב לשנת 2022	הצעת התקציב לשנת 2021	ביצוע התקציב לשנת 2020		
604,261,460	649,766,478	599,055,103	**סך-הכול כללי**	
========	========	========	========	
422,535,018	469,969,075	455,954,378	תקציב רגיל	חלק א :
181,726,442	179,797,403	143,100,725	תקציב הפיתוח וחשבון הון	חלק ב :
422,535,018	**469,969,075**	**455,954,378**	**תקציב רגיל**	**חלק א:**
----------------	------------------	-----------------	----------------	
23,834,468	**25,350,739**	**25,092,868**	**משרדי המטה**	
======	========	=======	========	
61,739	61,768	69,815	נשיא המדינה ולשכתו	01
928,271	826,093	720,610	הכנסת *	02
3,093,810	3,147,121	2,350,585	משרד ראש הממשלה	04
3,611,957	3,638,479	3,296,912	משרד האוצר	05
284,918	314,457	305,580	משרד הפנים	06
5,336,790	5,149,407	4,848,569	משרד המשפטים	08
1,837,001	1,719,715	1,497,954	משרד החוץ	09
49,674	47,872	48,748	המטה לביטחון לאומי	10
408,988	390,000	322,840	מבקר המדינה **	11
154,952	988,538	733,959	בחירות ומימון מפלגות	14
6,308,069	7,355,831	9,428,876	הרשויות המקומיות	18
776,013	775,321	753,293	המשרד לשירותי דת	22
982,286	936,137	715,127	רשות האוכלוסין, ההגירה ומעברי הגבולות	68
110,174,246	**110,313,365**	**105,097,453**	**הביטחון והסדר הציבורי**	
========	========	========	=============	
21,332,459	20,213,139	19,797,222	המשרד לביטחון הפנים	07
74,685,323	77,183,068	71,927,972	משרד הביטחון	15
813,611	705,951	824,522	הוצאות חירום אזרחיות	16
341,656	386,998	286,100	תיאום הפעולות בשטחים	17
10,529,251	9,200,917	9,117,427	הוצאות ביטחוניות שונות	31
147,927	145,886	145,886	הוועדה לאנרגיה אטומית	35
2,324,019	2,477,406	2,998,325	חוק חיילים משוחררים	46
206,604,809	**234,194,932**	**225,238,860**	**השירותים החברתיים**	
========	========	=======	=============	

		ביצוע התקציב לשנת 2020	הצעת התקציב לשנת 2021	הצעת התקציב לשנת 2022
19	משרד החדשנות המדע והטכנולוגיה, משרד התרבות והספורט	2,465,878	2,822,407	2,652,364
20	משרד החינוך	67,005,667	70,402,979	70,581,553
21	ההשכלה הגבוהה	12,903,722	12,648,052	12,261,980
23	משרד הרווחה והשירותים החברתיים	11,484,308	12,396,652	12,505,640
24	משרד הבריאות	54,861,168	59,332,444	48,361,002
25	הרשות לזכויות ניצולי השואה	5,642,951	5,497,871	5,210,146
27	הביטוח הלאומי	65,949,183	65,145,274	49,997,529
30	המשרד לקליטת העלייה	1,446,365	1,705,754	1,601,293
36	תעסוקה	3,479,619	4,243,499	3,433,302
	תשתיות	**4,955,775**	**5,097,379**	**5,340,718**
	======	======	========	========
29	משרד הבינוי	332,719	277,856	275,342
34	משרד האנרגיה והמים	537,476	541,927	598,965
40	משרד התחבורה והבטיחות בדרכים	698,009	748,371	771,551
41	הרשות הממשלתית למים וביוב	82,633	115,030	119,200
42	מענקי בינוי ושיכון	3,188,335	3,295,689	3,444,696
43	המרכז למיפוי ישראל	116,603	118,506	130,964
	ענפי משק	**11,391,901**	**11,679,448**	**7,462,364**
	=======	=======	========	=======
26	המשרד להגנת הסביבה	1,110,135	1,282,875	1,306,004
33	משרד החקלאות ופיתוח הכפר	2,168,061	2,149,731	2,195,415
37	משרד התיירות	293,848	551,120	228,722
38	כלכלה ותעשייה	7,709,663	7,582,864	3,414,937
39	משרד התקשורת	110,194	112,858	317,286
	הוצאות אחרות	**46,137,209**	**42,229,561**	**26,212,567**
	===========	========	=========	========
12	גמלאות ופיצויים	18,835,938	19,606,091	21,087,623
13	הוצאות שונות	25,985,074	20,896,377	2,712,381
47	רזרבה כללית			
54	רשויות הפיקוח	1,316,196	1,727,093	2,412,563
	החזרי חוב	**38,040,312**	**41,103,651**	**42,905,846**
	========	========	========	========

הצעת התקציב לשנת 2022	הצעת התקציב לשנת 2021	ביצוע התקציב לשנת 2020		
42,905,846	41,103,651	38,040,312	תשלום ריבית ועמלות	45
181,726,442	**179,797,403**	**143,100,725**	**תקציב הפיתוח וחשבון הון**	**חלק ב:**
56,082,448	56,898,032	45,709,190	תקציב הפיתוח	
3,443,697	**2,744,092**	**2,438,314**	**משרדי המטה**	
3,443,697	2,744,092	2,438,314	הדיור הממשלתי	51
503,759	**384,613**	**347,602**	**בטחון וסדר ציבורי**	
503,759	384,613	347,602	המשטרה ובתי הסוהר	52
3,590,791	**4,713,733**	**4,038,204**	**השירותים החברתיים**	
2,698,058	3,458,417	2,761,550	חינוך	60
892,733	1,255,316	1,276,655	בריאות	67
43,906,276	**43,413,967**	**36,339,603**	**תשתיות**	
5,409,966	5,661,272	4,931,650	שיכון	70
763,454	692,506	712,302	מפעלי מים	73
37,732,856	37,060,189	30,695,651	פיתוח התחבורה	79
662,826	**712,887**	**448,703**	**ענפי משק**	
296,824	217,038	152,906	תעשייה	76
366,002	495,849	295,797	פיתוח התיירות	78
3,975,099	**4,928,740**	**2,096,764**	**הוצאות אחרות**	
3,975,099	4,928,740	2,096,764	הוצאות פיתוח אחרות	83
125,643,994	**122,899,371**	**97,391,535**	**החזר חובות**	
125,643,994	122,899,371	97,391,535	תשלום חובות	84

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו״ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב
זה מתפרסם בנפרד לפי חוק יסוד : מבקר המדינה.

תקציב ההוצאות נטו לשנות הכספים 2020-2022
(באלפי ש"ח)

		ביצוע התקציב לשנת 2020	הצעת התקציב לשנת 2021	הצעת התקציב לשנת 2022
	סך-הכול כללי	**563,136,192**	**609,143,215**	**562,934,898**
	=========	========	=========	========
חלק א :	תקציב רגיל	426,408,408	438,848,334	391,153,102
חלק ב :	תקציב הפיתוח וחשבון הון	136,727,784	170,294,881	171,781,796
חלק א:	**תקציב רגיל**	**426,408,408**	**438,848,334**	**391,153,102**
	----------------	----------------	----------------	----------------
	משרדי המטה	**23,465,499**	**23,599,692**	**22,180,411**
	=========	=======	=========	======
01	נשיא המדינה ולשכתו	68,559	59,939	59,910
02	הכנסת *	720,610	825,913	928,091
04	משרד ראש הממשלה	2,337,005	3,131,551	3,078,240
05	משרד האוצר	3,007,222	3,227,494	3,275,972
06	משרד הפנים	305,580	314,457	284,918
08	משרד המשפטים	3,599,969	4,016,096	4,233,479
09	משרד החוץ	1,483,378	1,641,531	1,758,817
10	המטה לביטחון לאומי	48,748	47,872	49,674
11	מבקר המדינה **	322,840	390,000	408,988
14	בחירות ומימון מפלגות	733,959	988,538	154,952
18	הרשויות המקומיות	9,424,039	7,355,831	6,308,069
22	המשרד לשירותי דת	743,716	761,786	762,478
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	669,873	838,684	876,823
	הביטחון והסדר הציבורי	**89,781,416**	**94,055,970**	**93,864,544**
	=============	========	========	========
07	המשרד לביטחון הפנים	19,147,325	19,468,210	20,583,402
15	משרד הביטחון	57,460,109	62,211,068	59,685,323
16	הוצאות חירום אזרחיות	802,705	650,951	754,092
17	תיאום הפעולות בשטחים	109,640	179,532	118,530
31	הוצאות ביטחוניות שונות	9,117,427	8,922,917	10,251,251
35	הוועדה לאנרגיה אטומית	145,886	145,886	147,927
46	חוק חיילים משוחררים	2,998,325	2,477,406	2,324,019
	השירותים החברתיים	**215,000,482**	**224,179,285**	**196,213,024**
	=============	=======	=========	========

הצעת התקציב לשנת 2022	הצעת התקציב לשנת 2021	ביצוע התקציב לשנת 2020		
2,580,314	2,750,357	2,456,064	משרד החדשנות המדע והטכנולוגיה, משרד התרבות והספורט	19
67,519,358	67,380,784	64,030,668	משרד החינוך	20
12,261,980	12,648,052	12,903,722	ההשכלה הגבוהה	21
9,712,856	9,708,302	9,025,316	משרד הרווחה והשירותים החברתיים	23
44,002,027	55,310,173	50,215,824	משרד הבריאות	24
5,143,656	5,431,381	5,524,755	הרשות לזכויות ניצולי השואה	25
49,997,529	65,145,274	65,949,183	הביטוח הלאומי	27
1,600,293	1,599,754	1,445,176	המשרד לקליטת העלייה	30
3,395,011	4,205,208	3,449,773	תעסוקה	36
5,065,714	**4,822,375**	**4,759,350**	**תשתיות**	
========	========	======	======	
256,349	258,863	321,734	משרד הבינוי	29
586,192	529,154	532,927	משרד האנרגיה והמים	34
549,172	525,992	530,166	משרד התחבורה והבטיחות בדרכים	40
119,200	115,030	82,476	הרשות הממשלתית למים וביוב	41
3,444,696	3,295,689	3,188,335	מענקי בינוי ושיכון	42
110,105	97,647	103,711	המרכז למיפוי ישראל	43
5,533,853	**9,892,937**	**10,011,859**	**ענפי משק**	
========	========	=======	=======	
428,523	405,394	463,471	המשרד להגנת הסביבה	26
1,949,827	1,846,143	1,913,653	משרד החקלאות ופיתוח הכפר	33
222,600	544,998	292,395	משרד התיירות	37
2,847,886	7,015,813	7,262,955	כלכלה ותעשייה	38
85,017	80,589	79,384	משרד התקשורת	39
25,389,710	**41,194,424**	**45,349,489**	**הוצאות אחרות**	
========	========	======	==========	
20,298,652	18,633,820	18,076,776	גמלאות ופיצויים	12
2,712,381	20,896,377	25,985,074	הוצאות שונות	13
			רזרבה כללית	47
2,378,677	1,664,227	1,287,639	רשויות הפיקוח	54
42,905,846	**41,103,651**	**38,040,312**	**החזרי חוב**	
========	========	========	========	

הצעת התקציב לשנת 2022	הצעת התקציב לשנת 2021	ביצוע התקציב לשנת 2020		
42,905,846	41,103,651	38,040,312	תשלום ריבית ועמלות	45
171,781,796	**170,294,881**	**136,727,784**	**תקציב הפיתוח וחשבון הון**	**חלק ב:**
46,137,802	47,395,510	39,336,249	תקציב הפיתוח	
795,372	**576,809**	**936,268**	**משרדי המטה**	
795,372	576,809	936,268	דיור ממשלתי	51
478,759	**355,485**	**306,996**	**בטחון וסדר ציבורי**	
478,759	355,485	306,996	המשטרה ובתי הסוהר	52
2,991,661	**3,739,813**	**3,045,932**	**השירותים החברתיים**	
2,198,058	2,632,417	1,811,550	חינוך	60
793,603	1,107,396	1,234,383	בריאות	67
38,597,415	**38,455,106**	**33,316,201**	**תשתיות**	
1,742,199	1,993,505	1,984,125	שיכון	70
763,454	692,506	712,302	מפעלי מים	73
36,091,762	35,769,095	30,619,774	פיתוח התחבורה	79
441,696	**491,757**	**369,972**	**ענפי משק**	
176,556	96,770	114,689	תעשייה	76
265,140	394,987	255,283	פיתוח התיירות	78
2,832,899	**3,776,540**	**1,360,880**	**הוצאות אחרות**	
2,832,899	3,776,540	1,360,880	הוצאות פיתוח אחרות	83
125,643,994	**122,899,371**	**97,391,535**	**החזר חובות**	
125,643,994	122,899,371	97,391,535	תשלום חובות	84

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו״ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב
זה מתפרסם בנפרד לפי חוק יסוד : מבקר המדינה.

תשלום חובות קרן לשנות הכספים 2020-2022
(באלפי ש״ח)

	ביצוע התקציב לשנת 2020	הצעת התקציב לשנת 2021	הצעת התקציב לשנת 2022
סך הכול-כללי	97,391,535	122,899,371	125,643,994
	========	========	========
מלוות פנים	83,981,487	112,591,000	106,566,212
	---------------	---------------	---------------
המוסד לביטוח לאומי	13,675,162	14,269,759	15,209,230
מלוות באמצעות מינהל מלוות המדינה	70,306,325	98,321,241	91,356,982
מלוות חוץ	13,410,048	10,308,371	19,077,782
	---------------	---------------	---------------

* כולל פירעון קרן לביטוח הלאומי

תשלום חובות ריבית (ברוטו) לשנות הכספים 2020-2022
(באלפי ש"ח)

הצעת התקציב לשנת 2022	הצעת התקציב לשנת 2021	ביצוע התקציב לשנת 2020	
42,905,846	41,103,651	38,040,312	סך הכול-כללי
========	========	========	========
35,907,548	34,092,186	31,730,830	מלוות פנים
---------------	---------------	---------------	----------------
6,998,298	7,011,465	6,309,483	מלוות חוץ
---------------	---------------	---------------	--------------

תחזית התקבולים והמלוות לשנות הכספים 2020-2022
(באלפי ש"ח)

		ביצוע התקציב לשנת 2020	הצעת התקציב לשנת 2021	הצעת התקציב לשנת 2022
	סך-הכול כללי	585,327,273	609,143,215	562,934,898
	==========	========	========	========
	הכנסות לחשבון הגירעון	**317,809,267**	**387,045,000**	**396,853,000**
	הכנסות ממיסים	310,563,578	361,400,000	371,120,000
	הכנסות אחרות	7,245,690	25,645,000	25,733,000
	הכנסות למימון	**267,518,005**	**222,098,215**	**166,081,898**
	חלק א : תקבולים שוטפים	316,192,327	438,848,334	391,153,102
	חלק ב : תקבולים ממלוות וחשבון הון	269,134,946	170,294,881	171,781,796
	חלק א: תקבולים שוטפים	**316,192,327**	**438,848,334**	**391,153,102**
	=================			
	מיסים ותשלומי חובה	311,936,215	362,708,000	372,433,000

	מיסי הכנסה ורכוש	166,945,345	198,900,000	201,390,000

001	מס הכנסה	139,264,478	166,700,000	167,297,000
002	מע"מ על מלכ"רים ומוסדות פיננסיים	15,803,803	16,300,000	17,305,000
003	מס שבח	4,481,078	6,500,000	6,883,000
004	מס רכישה	6,913,736	8,800,000	9,205,000
005	מס מכירה ומס רכוש	10,982		
007	מס מעסיקים	471,268	600,000	700,000
	מסי הוצאה	144,990,870	163,808,000	171,043,000

011	מכס והיטל על הייבוא	2,882,984	3,100,000	2,800,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	100,180,510	115,508,000	120,383,000
013	מס קנייה	18,481,197	20,500,000	22,200,000
015	בלו טבק	495,000		
018	בלו דלק	16,526,482	17,900,000	18,690,000
020	מס בולים			
024	אגרות כלי רכב	4,731,857	5,000,000	5,200,000
025	אגרות ורשיונות אחרים	1,692,840	1,800,000	1,770,000
	ריבית ורווחים	438,132	373,000	365,000

הצעת התקציב לשנת 2022	הצעת התקציב לשנת 2021	ביצוע התקציב לשנת 2020		
		13,315	ריבית במט״ח	034
365,000	373,000	424,817	ריבית בשקלים	035
3,965,597	4,159,857	1,702,738	תמלוגים	
550,000	550,000	19,396	תמלוגים ממפעלים עסקיים	042
1,689,597	1,641,000	1,339,694	תמלוגים מאוצרות טבע	043
960,000	1,202,857	140,214	תמלוגים מחברות ממשלתיות	044
766,000	766,000	203,434	דיבידנדים מחברות ממשלתיות	045
599,703	973,443	2,115,242	תקבולים שונים	
		14,432	החזר על חשבון תקציב שנים קודמות	046
349,703	723,443	1,644,470	הכנסות משירותים שונים	047
250,000	250,000	272,281	דמי שימוש בנכסים ממשלתיים	050
		184,060	הכנסה מיועדת מעל האומדן	048
			רווחי בנק ישראל שמומשו	049
13,789,802	70,634,034		העברה מחלק ב	
171,781,796	170,294,881	269,134,946	**חלק ב: תקבולים ממלוות וחשבון הון**	
1,725,000	1,725,000	1,697,329	החזר השקעות והלוואות הממשלה	
1,400,000	1,400,000	1,363,228	גביית קרן בשקלים	051
25,000	25,000	19,101	גביית קרן במט״ח	053
300,000	300,000	315,000	הכנסות ממכירת קרקעות מדינה	076
2,700	2,700	1,941	הפרשות לפנסיה ולפיצויים	
1,000	1,000	509	הפרשות יחידות משקיות	071
			הפרשות מפעלים עסקיים	072
1700	1700	1,432	הפרשות לפנסיה-חברות	073
905,805	1,620,000	732,033	הכנסות הון	
905,805	1,620,000	732,033	הפרטה	075
161,938,093	232,581,215	192,283,147	מלוות בארץ	
19,187,000	18,528,000	1,300,000	מלווה מהמוסד לביטוח לאומי	081

הצעת התקציב לשנת 2022	הצעת התקציב לשנת 2021	ביצוע התקציב לשנת 2020		
142,751,093	214,053,215	190,983,147	הכנסה מאמיסיות והפקדות	082
21,000,000	5,000,000	74,420,497	מלוות ומענקים מחו"ל	

6,000,000	5,000,000	6,279,871	מלווה עצמאות ופיתוח	900
			בניכוי : הוצאות הפצה	901
			מלוות ומענקים מארה"ב :	
			- ביטחון	902
			- סיוע אזרחי	904
15,000,000		68,140,626	- מלוות אחרים	907
			הלוואות בנקאיות	908
-13,789,802	-70,634,034		העברה לחלק א	